

2024
NVIDIA Corporation
Annual Review

Notice of Annual Meeting
Proxy Statement
Form 10-K





"The sum of all that NVIDIA's doing will indeed create the next industrial revolution"

CNBC

Accelerated computing is sustainable computing. Every data center in the world needs to be accelerated to reclaim power, achieve sustainability, and realize net-zero emissions. Accelerated data centers could save an incredible 19 terawatt-hours of electricity annually if run on GPU and DPU accelerators vs CPUs. That's about the same energy as a year's worth of trips by 2.9 million passenger cars.

The efficiency of accelerated computing paved the way for generative AI. The most critical computing platform of our generation, generative AI will reshape the world's largest industries and create an entirely new one.

NVIDIA, the pioneer of accelerated computing, is the driving force of this new era.







HGX B100





NVLINK Switch







GB200 Superchip
Compute Node

"They basically have a comprehensive solution from the chip all the way to data centers at this point"

CIO

Accelerated computing starts with the most advanced processors and ends with AI factories. From chip architecture to advanced networking to acceleration libraries, NVIDIA builds the entire computing system at data-center scale. Then, we disaggregate everything and reintegrate it into the world's computing fabric so that industries can leverage the parts and systems they need.

In the future, almost all of our experiences will be generative. Blackwell—the world's most powerful AI platform—is tailor-made for the generative AI revolution.



Quantum X800 Switch
ConnectX-8 SuperNIC



Spectrum X800 Switch
BlueField-3 SuperNIC

"Continually optimized software remains NVIDIA's ace in the hole"

Forbes

Accelerated computing requires full-stack software. NVIDIA's acceleration stacks optimize workloads on a massive scale, integrating thousands of nodes while treating network and storage as integral components.

This year, we rolled out TensorRT-LLM and NVIDIA Inference Microservices™ (NIM). TensorRT-LLM is an open-source software library that enables customers to more than double the inference performance of their GPUs. NIM are a new way to package and deliver AI software. This curated selection of microservices adds a new layer to NVIDIA's full-stack computing platform— connecting the AI ecosystem of model developers, platform providers, and enterprises with a standardized path to run custom AI models.

Industry Standard APIs
Text, Speech, Image,
Video, 3D, Biology

Triton Inference Server
cuDF, CV-CUDA, DALI, NCCL,
Post Processing Decoder

Cloud Native Stack
GPU Operator, Network Operator

Enterprise Management
GPU Health Check, Identity, Metrics,
Monitoring, Secrets Management

Kubernetes



TensorRT LLM and Triton
cuBLAS , cuDNN, In-Flight Batching,
Memory Optimization, FP8 Quantization

Optimized Model
Single GPU, Multi-GPU, Multi-Node

Customization Cache
P-Tuning, LORA, Model Weights

NVIDIA CUDA

100's of Millions of CUDA GPUs Installed Base

PERFORMANCE, ECOSYSTEM, REACH



APPS

DATA PROCESSING	CAD, CAE, SDA	GENOMICS, DRUG DISCOVERY	WEATHER SIMULATION	6G, QUANTUM	AV, ROBOTICS, INDUSTRIAL DIGITAL TWINS	GENERATIVE AI
DSL	DSL	DSL	DSL	DSL	DSL	DSL

CUDA-X LIBRARIES

SUPERCOMPUTING SYSTEMS AND SOFTWARE

| GPU | CPU | NIC/DPU | SWITCH |

ONE ARCHITECTURE-CUDA

DATACENTERS
HGX
MGX

CLOUD
DGX CLOUD
OV CLOUD

EDGE
AGX
IGX

DEMAND

"NVIDIA's got great chips, and more importantly, they have an incredible ecosystem"

The New York Times

NVIDIA's accelerated computing ecosystem is bringing AI to every enterprise. The NVIDIA ecosystem spans nearly **5 million** developers and **40,000** companies. More than **1,600** generative AI companies are building on NVIDIA. CUDA®, our parallel computing model launched in 2006, offers developers more than **300** libraries, **600** AI models, numerous SDKs, and **3,500** GPU-accelerated applications. CUDA has more than **48 million** downloads.



INSTALLED BASE



"NVIDIA's prescription for the future: transforming healthcare with AI"

Forbes

NVIDIA AI is powering the next era of drug discovery and advances in life sciences. NVIDIA Clara™, our suite of computing platforms, software, and services for healthcare and life sciences, and NVIDIA BioNeMo™, our platform for state-of-the-art generative AI models for drug discovery, are turbocharging breakthroughs.

Genentech is tapping NVIDIA to use generative AI to discover and develop new therapeutics and deliver treatments to patients more efficiently. Recursion Pharmaceuticals is the first NVIDIA partner to offer an AI model through BioNeMo cloud APIs. And Amgen is building AI models trained to analyze one of the world's most extensive human datasets on an NVIDIA DGX SuperPOD™.



"NVIDIA has virtually recreated the entire planet—and now it wants to use its digital twin to crack weather forecasting for good"

TechRadar

NVIDIA AI is tackling climate change. Extreme events attributable to climate change cost more than $143 billion a year. NVIDIA's CorrDiff is a revolutionary new generative AI model trained on high-resolution radar, weather forecasts, and other data. Using CorrDiff, extreme weather events can be super-resolved from 25-kilometer to two-kilometer resolution with 1,000 times the speed and 3,000 times the energy efficiency of conventional weather models. This AI-powered weather forecasting allows us to more accurately predict and track severe storms to try and reduce those impacts.







"NVIDIA is a core technology leader in the autonomous driving arena"

CleanTechnica

NVIDIA AI is revolutionizing transportation. NVIDIA has developed an end-to-end platform from cloud to car to allow the automotive ecosystem to develop industry-leading AI-defined vehicles. We recently announced DRIVE AGX Thor™—designed and optimized for gen AI utilizing NVIDIA's Blackwell architecture—to reimagine the driving experience.

And this year, every next-generation Mercedes-Benz vehicle will include an NVIDIA software-defined computing architecture that includes the most powerful computer, system software, and applications for consumers.





"The age of humanoid robots could be a significant step closer thanks to a new release from NVIDIA"

TechRadar

NVIDIA is fueling the next wave of AI—robotics and industrial digitalization. And that new wave of robots that will learn in NVIDIA Omniverse. Simulators like Isaac Sim running on Omniverse will be gyms where robots learn their skills. Over 1.2 million developers and 10,000 customers and partners are leveraging the NVIDIA Isaac and Jetson platforms to create and deploy AI-driven robots. And Project GR00T, a general-purpose foundation model for humanoid robots, will help them understand natural language and emulate movements by observing human actions.





"NVIDIA Omniverse Cloud APIs will elevate digital twins for a new industrial revolution"

Venture Beat

The soul of NVIDIA is where computer graphics, physics, and AI intersect in Omniverse—a virtual world simulation engine. Heavy industry is one of the final frontiers of IT. Omniverse is the fundamental operating system for building digital twins that are crucial to unlocking new potential in heavy industries worldwide.

Omniverse connects the tools created by developers in the NVIDIA ecosystem. It enables each team to operate on the same ground truth, creating efficiencies and innovation. And now, with NVIDIA Omniverse Cloud™ APIs, developers can simplify and speed up the development of digital twins for almost any industrial application, seamlessly integrating Omniverse into their existing apps.







"Generative AI is the defining technology of our time. Blackwell is the engine to power this new industrial revolution. Working with the most dynamic companies in the world, we will realize the promise of AI for every industry."









Dear NVIDIANs and Stakeholders,

The dawn of a new computing era is unmistakably upon us.

Two transitions are occurring simultaneously—accelerated computing and generative AI—transforming the computer industry and every other industry worldwide.

CPU scaling, the engine that has driven the computer industry over the past three decades, has slowed. Software developers have turned to accelerated computing to keep pace with the exponentially growing demand for computing in a cost- and energy-sustainable way. The computing model pioneered by NVIDIA has reached critical mass and has been adopted broadly as the path forward.

Accelerated computing will modernize the world's trillion-dollar data center infrastructure. Its increased throughput and cost and energy savings are remarkable. Two NVIDIA HGX computers with Hopper GPUs that together cost $500K can replace 1,000 nodes of CPU servers that cost $10M for AI, scientific computing, or data processing workloads.

For data centers that are budget- or power-limited, NVIDIA delivers an order-of-magnitude increase in throughput. For data centers optimized for throughput, NVIDIA delivers an order-of-magnitude reduction in cost and power.

Accelerated computing is the best way to build sustainable data centers.

When the cost of a fundamental resource, like computing, improves by orders of magnitude, new methods are invented, and new utilities are discovered. AI researchers tapped NVIDIA CUDA to realize deep learning, a machine learning algorithm that is incredibly compute-intensive. Deep learning processes mountains of data to find patterns and relationships and learn predictive features. In 2012, AlexNet shocked the artificial intelligence community by winning, by a considerable margin, the ImageNet computer vision contest. Within a couple of years, every computer vision algorithm used deep learning, and within five years, computer vision had achieved superhuman object recognition capabilities. AlexNet on NVIDIA CUDA was the big bang of modern AI.

We recognized that AlexNet was more than a computer vision breakthrough. We imagined deep learning would fundamentally revolutionize software and, consequently, all computing. Deep learning can scale to tackle many previously impossible challenges with new network architecture innovations, more data, and more compute.

In the ensuing decade, NVIDIA set out to advance AI. We pursued several strategies:

Reinvent every layer of computing, from GPU architecture, e.g., Tensor Cores, to system interconnect, e.g., NVLink, systems, e.g., DGX, software, e.g., cuDNN and TensorRT, to networking technologies, e.g., SHARP in-networking processing, and much more. We reinvented computing from the ground up.

Transform into a data-center-scale company by combining with Mellanox, the world's leading high-performance networking company. As computing large models and training data scales to require millions of trillions more operations, we need not just amazing chips but AI supercomputing systems. Today, NVIDIA is an expert at every computing layer, from chips to software, and across the data center —compute to networking. We have the expertise and scale to help customers build AI infrastructures anywhere.

Become an AI expert by building NVIDIA AI Research and application-specific AI platforms—full-stack AI platforms for DLSS RTX neural graphics, DRIVE AV self-driving cars, Isaac robotics, ACE digital humans, NeMo LLMs, BioNeMo digital biology, and Clara medical imaging—so that we can apply AI firsthand to create new markets. Automotive has joined gaming as a multi-billion-dollar run rate business. Healthcare and robotics are additional multi-billion-dollar opportunities.

Build a new ecosystem for the AI era by creating tools, libraries, and expert technical teams to support developers going after the AI revolution. The global NVIDIA ecosystem now approaches 5 million developers—capping a record-setting year for new developers. Forty thousand companies have worked with NVIDIA. There are now more than 3,300 GPU-accelerated applications. More than 18,000 startups are building on NVIDIA.

These four strategies—reinventing the full computing stack, building data-center-scale AI supercomputers, conducting basic AI research and applying AI to create new markets, and building a global ecosystem—transformed NVIDIA and all of computing.

Twelve years after AlexNet, NVIDIA is a full-stack, data-center-scale AI company that partners with nearly every AI company in every industry worldwide. Then ChatGPT arrived, and the pace of AI accelerated even faster. The era of generative AI began.

Computers can now generate information based on human prompts. At the heart of ChatGPT, large language models, or LLMs, learned to understand human language, prior knowledge, and even some common sense from massive amounts of text.

And not only human language. LLMs have learned to understand text, speech, images, and even amino acids and proteins, the language of biology. With multi-modal learning—for example, simultaneously learning from language and images—generative AI is gaining a deeper understanding of the world and can translate across different modalities.



Given a prompt such as "**golden retriever wearing sunglasses and a white golden doodle with black leather jacket surfing a wave, on a surfboard with NVIDIA logo, in Maui during sunset, with hotels on the beach**," generative AI can create an image.



From an amino acid sequence, AI can generate the structure of a protein, e.g., the SARS-CoV-2 main protease.

The combinations and possibilities are endless.

Generative AI is the most transformative and consequential technology of our generation. Computers will understand people and the world and perform tasks that previously required human intelligence. With generative AI, computers can augment and amplify humans to perform tasks with greater ease and speed, help

us be more productive, and solve problems previously unimaginable.

Researchers use generative AI to compose billions of chemical compounds and virtually test them as drugs against a disease target. Climate scientists are using generative AI to map tens of thousands of potential trajectories of a weather pattern in seconds to predict the path of a deadly storm better.

The automation of intelligence with generative AI will transform every company in the world's $100 trillion worth of industries. Startups and established companies spanning every conceivable domain and industry are investing billions of dollars to advance and apply generative AI.

With AI supercomputers, we are manufacturing intelligence in the form of tokens or floating-point numbers. In the last industrial revolution, power generation plants produced electricity. In this new industrial revolution, NVIDIA AI supercomputers are the AI factories that produce intelligence. Generative AI has enabled us to produce something completely new.

Companies will operate a new type of facility, owned or rented, that produces AI to augment, accelerate, and amplify the productivity of their employees and business processes.

Nations have awakened to AI's impact. Countries are building sovereign AI infrastructures. Governments see AI factories as essential infrastructure to advance their society and local industries. Nations such as Canada, France, India, Singapore, Japan, and others seek to develop their sovereign AI capabilities as they have recognized their country's data is their most valuable natural resource.

Generative AI is the most impactful invention of our time, and as with electricity and the internet, it impacts everyone and every industry. The potential of AI to help tackle the world's most pressing challenges is incredible. To maximize this potential, companies, governments, and societies are raising awareness of the capabilities of this technology, inventing capabilities to align, guardrail, secure, and control models, sharing best practices, creating new policies, discovering new social norms, encouraging debate, and inspiring whole new areas of research in AI security and safety.

NVIDIA Accelerated Computing Reaches the Tipping Point

For fiscal 2024, revenue was up 126% to a record $60.9 billion. GAAP earnings per diluted share was $11.93, up 586% from a year ago. Non-GAAP earnings per diluted share were $12.96, up 288% from a year ago. Non-GAAP gross margin was 73.8%.

Full-year Data Center revenue rose 217% to a record $47.5 billion. Demand for Hopper architecture products remains strong, and we have announced the Blackwell architecture, its successor.

Full-year Gaming revenue rose 15% to $10.4 billion on strong demand for our expanded GeForce RTX 40 Series GPU lineup.

Full-year revenue for Professional Visualization rose 1% to $1.6 billion.

Automotive full-year revenue this year rose 21% to $1.1 billion.

A trillion dollars' worth of existing data centers needs to be accelerated, and a trillion more dollars is needed to expand the installed base with AI factories in the next five years. We are in the middle of one of the most significant expansions in computing history. NVIDIA is well-positioned to help our customers and partners realize this opportunity.

We hosted GTC live and in person for the first time in five years. It was an electric experience. Over 1,100 sessions, more than 300 exhibits, and 20-plus technical workshops packed the San Jose Convention Center to capacity, providing learning and networking opportunities for our community and ecosystem unavailable anywhere else.

Just 15 years ago, GTC easily fit inside a hotel ballroom. Now, it is a can't-miss event with more than 19,000 in-person registrations, almost

300,000 virtual registrations, and more than 12,000 people at the SAP Center for our keynote, which kicked off an unbelievable week.

Our industry partners' unprecedented collaboration and participation made this year's GTC exceptional. The presence of industry giants like Amazon, Cisco, Dell, Google, HPE, IBM, Lenovo, Microsoft, Oracle, and Supermicro at GTC underscored the universal recognition of this moment in technology and their commitment to shaping the future alongside NVIDIA.

So, what now? How are we raising the bar?

A New Computing Platform for the New Industrial Revolution

We are accelerating our roadmap across the board. Generative AI models are increasing exponentially in scale, doubling about every six months. If it takes twice as much data to train models twice as large, compute intensity is growing at 4X every six months.

Further, the demand for inferencing, or generating AI, on NVIDIA has increased tremendously. When you interact with a chatbot, which every application or service will integrate in the future, you are likely interacting directly with an NVIDIA GPU in the cloud. In the future, our interactions with computers will be generated by AI specifically for that interaction rather than retrieved prerecorded text or content. Generative AI will let us reinvent how we interact with computers, and demand for GPUs will be massive.

Multi-modality, large context windows, retrieval-augmented generation, mixture-of-experts, synthetic data generation, content protection, reasoning, planning, tool use, physical world understanding, trillion-parameter

GAAP Results



Revenue
Up 126%

Gross Margin
Up to 15.8 pts

EPS
Up 586%



LLMs, distillation to small models, high throughput to high interactivity—the innovation rate of training and inference is incredibly high. Advances are coming from every computer science department and every industry. NVIDIA CUDA's rich software ecosystem and ubiquity attracts more developers, which creates more advances that drive more adoption. NVIDIA's ecosystem flywheel is in full throttle.

Our customers and partners want more and faster. A much bigger GPU is needed, so we built Blackwell. The most advanced GPU-accelerated computing system ever built, the work of thousands of engineers and over two decades of learning and craftsmanship, the Blackwell platform is the computer for the generative AI era and the new industrial revolution. Blackwell adoption is already underway by every major cloud service provider, server maker, and leading AI company, including Amazon, Google, Meta, Microsoft, OpenAI, Tesla, and xAI, with Blackwell-based products expected to be rolled out by our partners later this year.

The numbers are incredible—208 billion transistors on the B200 Tensor Core GPU, 600,000 parts, 3,000 pounds, two miles of NVLink cables, 30X faster inference, 4X speedier training, and about 25X less cost of ownership and energy consumption than Hopper, and more than double the bandwidth and memory of H100.

Blackwell has six breakthrough technologies enabling AI training and real-time LLM inference for models scaling up to 10 trillion parameters. The second-generation transformer engine enables Blackwell to support double the compute and model sizes. Fifth-generation NVLink delivers groundbreaking 1.8TB/s bidirectional throughput per GPU for seamless high-speed communication among up to 576 GPUs for handling trillion-parameter LLMs. A built-in reliability, availability, and serviceability (RAS) engine uses AI-based preventative maintenance to run diagnostics and forecast reliability issues, increasing uptime and resiliency and reducing operational costs. Advanced confidential computing capabilities, including new native interface encryption protocols, provide unprecedented levels of security without compromising performance. Finally, a dedicated decompression engine delivers a leap for data processing.

Data processing is a top workload in the world's data centers. Data is the raw material of AI, and the amount of data generated is growing exponentially. Pre- and post-processing data for AI can often consume half of the total workload. NVIDIA is singular in our ability to accelerate data processing. NVIDIA Blackwell and NVIDIA's RAPIDS acceleration libraries will let us achieve an order-of-magnitude reduction in time, cost, and energy.

That's a mind-boggling amount of performance. Still, we needed something even more significant for this generative industrial revolution. So, we scaled it even further. The GB200 NVL72 combines 36 Grace Blackwell GB200 Superchips to act as a single GPU in a multi-node, liquid-cooled, rack-scale system. Each GB200 connects two NVIDIA B200 Tensor Core GPUs to an NVIDIA Grace CPU.

Blackwell is a whole computing platform that customers can configure into various AI infrastructures. The Blackwell platform includes the new Quantum InfiniBand and Spectrum Ethernet switches, the X800 series, designed for trillion-parameter-scale AI.

If NVIDIA GPUs are like the neurons, then NVIDIA networks are like the synapses. Both are vital to performance. The new Spectrum X800 is the first high-performance networking platform to overcome Ethernet's fundamental shortcomings for distributed supercomputing like AI. While Quantum X800 is best for dedicated AI factories, Spectrum X800 brings many of NVIDIA's networking technologies for AI to the large Ethernet market.

Training a 1.8 trillion-parameter GPT model took about three to five months with 25,000 NVIDIA Ampere architecture GPUs. With Hopper, it would take about 8,000 GPUs and consume 15 megawatts over about three months. For Blackwell, in the same 90 days, it would need a quarter of the GPUs and a quarter of the power of prior models for the same task—only about 4 megawatts.

NVIDIA AI for Every Industry and Enterprise

Generative AI will transform every industry. NVIDIA has already applied AI to build several multi-billion-dollar verticals—gaming, healthcare, automotive, and robotics. We are now bringing NVIDIA's accelerated computing and AI to the enterprise. Enterprises have not historically been a market for GPUs and high-performance computing. Generative AI changes that. Copilots, assistants, and agents will augment and amplify every employee and business process in the future, and enterprises will be significant markets for NVIDIA GPU computing.

The NVIDIA AI Enterprise software platform centers on the idea that many companies will want to build and operate proprietary AI models, and every company will want to integrate AI into its business processes to accelerate and improve productivity.

NVIDIA AI Enterprise strategy has several pillars: NVIDIA's expertise in building AI models, the NVIDIA NeMo suite of tools to develop and customize LLMs, NVIDIA DGX Cloud, which is our AI factory, and NVIDIA NIM inference microservices, which are AI containers that run everywhere there are NVIDIA GPUs. We are an AI foundry like TSMC is a chip foundry. We manufacture custom NIMs like TSMC manufactures custom chips. And like a great foundry, we have the technology, skills, scale, and business model to partner with any company.

NIM is a groundbreaking new way to package and deliver AI software. We integrated a mountain of complex software technology to build NIMs so developers and enterprises can quickly develop AI applications. These pretrained models are optimized and cloud-native, shortening the time to market and simplifying the deployment of generative AI models anywhere.

NIMs can learn to understand proprietary information specific to a company so businesses can create and deploy custom applications on their platforms while retaining full ownership and control of their intellectual property. NIMs are built for portability and control, enabling model deployment across various infrastructures, from local workstations to cloud to on-premises data centers.

Adobe, Box, Cadence, Cloudera, Cohesity, CrowdStrike, Dropbox, Getty Images, NetApp, SAP, ServiceNow, Shutterstock, and Snowflake are among the first to access NVIDIA NIMs. ServiceNow, for example, uses NIMs to develop and deploy new domain-specific copilots for customer care and service assurance.

Supercharging Health Sciences and Drug Discovery

Generative AI has supercharged innovation in healthcare. At GTC, we introduced more than two dozen healthcare NIMs for drug discovery, medical technology, and digital health. AWS and Microsoft Azure are incorporating NVIDIA NIMs in their healthcare platforms.

Our partnerships in the medical technology and biopharmaceuticals segments are already making huge impacts. Generative AI for computer-aided drug discovery is seeing broad adoption. Genentech uses NVIDIA BioNeMo to customize NIMs integrated into its drug discovery workflows. Amgen is taking drug discovery to light speed, building AI models trained on one of the world's most extensive human datasets.

Johnson & Johnson MedTech is partnering with NVIDIA to build its digital ecosystem for intelligent surgical and medical instruments on NVIDIA IGX and Holoscan platforms.

The rate of innovation in healthcare is thrilling. Hundreds of tech startups are partnering with NVIDIA and using generative AI to revolutionize health monitoring, drug discovery, robotic surgery, and patient care. Generative AI will transform healthcare into one of the world's largest technology industries.

Expanded Graphics and Gaming Leadership

Computer graphics remains core to NVIDIA. Accelerated computing has powered unimaginable advances and delivered tremendous performance gains of 10 million-X in the last two decades. We pioneered RTX DLSS neural graphics, the fusion of AI and ray-tracing computer graphics to enhance performance and visual quality. Though seemingly unbelievable when we first launched RTX and DLSS at SIGGRAPH 2018, real-time ray tracing and AI-generated images have revolutionized computer graphics. With DLSS, we compute one pixel, while AI generates 15, allowing us to dedicate available computation to creating a few beautiful samples because AI can predict the rest. This hybrid physics-AI method will revolutionize many fields of science.

NVIDIA is again driving a broad transformation powered by the expansion of AI computing to PCs. Generative AI is quickly emerging as the new "killer app" for high-performance PCs. NVIDIA RTX GPUs define the most



performant AI PCs and workstations. With over 100 million RTX GPUs in use, NVIDIA RTX is the natural platform for AI application developers.

NVIDIA ACE is a digital avatar cloud API with customizable microservices.

It lets developers bring game characters to life and deploy them across various platforms and clouds with secure and consistent performance. Realistic and engaging game characters are now possible with generative AI and LLMs. Digital humans will be the next leap in gaming.

GeForce NOW cloud gaming had an incredible year. There are currently more than 1,900 games on GeForce NOW enjoyed by 30 million registered gamers daily across 110 countries.

Steering Automotive Growth

The rapid advance of generative AI technology will propel the shift from software-defined vehicles to AI-defined vehicles. NVIDIA collaborates closely with automotive manufacturers, including Continental, Desay, Flex, Foxconn, Lenovo, Quanta, and ZF, to create cutting-edge electric vehicles for the world market. These vehicles utilize the advanced NVIDIA DRIVE Hyperion platform and NVIDIA DRIVE AGX systems-on-a-chip.

Designed and optimized for generative AI utilizing NVIDIA's Blackwell architecture, DRIVE AGX Thor will revolutionize an automotive landscape where gen AI redefines the driving experience. BYD, the world's leading new energy vehicle maker, will expand the use of DRIVE Thor for its future premium cars. Waabi is leveraging DRIVE Thor to deliver one of the first generative AI-powered autonomous trucking solutions. Nuro will use Thor to power its integrated autonomous

driving commercial goods delivery fleet. Li Auto, a pioneer in extended-range electric vehicles, XPENG, and GAC selected the NVIDIA DRIVE Thor centralized car computer to power their next-generation fleets.

DRIVE AGX Orin also powers cars from Volvo, Polestar, Lucid, Great Wall Motor, SAIC, ZEEKR, NIO, Xiaomi, and XPENG. In addition to helping vehicle-makers develop their AI-defined computers in their car and build a safe operating system for autonomous vehicles, NVIDIA develops the full-stack active safety, parking and Level 2+/3 software for Mercedes-Benz and Jaguar Land Rover.

NVIDIA's full-stack computer and software allow customers to pick and choose how to leverage the DRIVE platform for their fleets. NVIDIA has developed an end-to-end platform, from the cloud to the car, to enable the automotive ecosystem to develop industry-leading AI-defined vehicles.

Industrial Digitalization

Manufacturing is the world's largest industry. Digitalization of manufacturing has been challenging. Representing and predicting physical properties from start to finish in manufacturing is difficult. With the Universal Scene Description (OpenUSD) format, every step—from design, simulation, and manufacturing to marketing—can be connected to a standard interchangeable representation. And with generative AI and accelerated computing, the massive and physically complex worlds of manufacturing can be simulated virtual environments.

Based on OpenUSD and powered by NVIDIA's state-of-the-art graphics, physics simulation, generative AI, accelerated computing, and cloud supercomputing technologies, NVIDIA Omniverse is a one-of-a-kind, virtual-

world emulation engine. Omniverse cloud APIs make it easy to connect to the world's leading industrial tools and platforms. Designed parts from different tools and different stages of manufacturing can be integrated and composed inside Omniverse to represent a digital twin of the whole product.

Omniverse digital twins help companies do virtual product integration, virtually start up new factories, test new manufacturing flows, and refine plant layouts to improve operations. Digital twins are the essential digital representations of the industrial digitalization process and Omniverse is the operating system.

NVIDIA works with industry leaders like Ansys, Cadence, Dassault Systèmes, Siemens, and many others. They use Omniverse technologies to help customers design, simulate, build, and operate physically based digital twins and fully realize their potential. We also expanded our partnership with Microsoft to bring NVIDIA Omniverse Cloud Services to Azure customers.

The ChatGPT Moment for Robotics Is Coming

The next wave of AI is versatile and high-functioning robotics, and it's around the corner. AI will understand us and the physical world, and like ChatGPT's ability to generate a response from our instruction, robots will generate manipulation from our instruction.





NVIDIA GR00T is an LLM for humanoid robots. Isaac Sim is a robotic gym built in Omniverse. NVIDIA Jetson is a robot computer. NVIDIA robotics platforms for building and deploying AI-powered robots, such as the Isaac software and Jetson computer, have over 1.2 million developers and 10,000 customers and partners.

NVIDIA has dedicated nearly a decade to robotics AI and is excited to see it all come together. In time, humanoid and task-specific robots will be an industry larger than the auto and consumer electronics industries combined.

A Defining Year and the Start of a Defining Decade

This year was a watershed moment for NVIDIA, our customers, and our ecosystem partners. NVIDIA accelerated computing has reached the tipping point, fundamentally reinvented computing, and is the path forward for sustainable computing. Generative AI is driving a platform transition and starting a new industrial revolution where AI factories will manufacture intelligence. NVIDIA is at the center of the simultaneous computing and industrial revolution.

NVIDIA is the result of the decades-long pursuit of a vision and the life's work of our employees. NVIDIA is well-known for the caliber of our people, who have worked together for a long time, and our determined and resilient culture that prioritizes our people.

2023 was an extraordinary year. Though trouble around the world made it challenging, I'm incredibly proud of the character of people, proud that we supported our families throughout, and proud that we focused on creating the conditions for our employees to do their life's work.

2024 is shaping up to be even more incredible. We can expect unbelievable technology breakthroughs from next-level LLMs and generative AI across many industries, from digital biology to robotics. You'll want to see what's coming.

Jensen Huang
CEO and Founder, NVIDIA
May 2024

NVIDIA Corporation

Notice of 2024 Annual Meeting
Proxy Statement and Form 10-K

Forward-Looking Statements

Certain statements in this document including, but not limited to, statements as to: the impact, benefits, abilities, features, performance, and availability of our products, services, and technologies, including NVIDIA HGX computers, NVIDIA Hopper GPUs, NVIDIA CUDA, Tensor Cores, NVLink, DGX, cuDNN, TensorRT, SHARP in-networking processing, NVIDIA AI Research and application-specific AI platforms—full-stack AI platforms for DLSS RTX neural graphics, DRIVE AV self-driving cars, Isaac robotics, ACE digital humans, NeMo LLMs, BioNeMo digital biology, and Clara medical imaging, NVIDIA Blackwell, NVIDIA's RAPIDS acceleration libraries, GB200 NVL72, Grace Blackwell GB200 Superchips, NVIDIA B200 Tensor Core GPUs, NVIDIA Grace CPUs, Quantum InfiniBand and Spectrum Ethernet switches, NVIDIA AI Enterprise, NVIDIA NIMs, NVIDIA IGX and Holoscan platforms, NVIDIA RTX GPUs, GeForce NOW, NVIDIA DRIVE Hyperion platform, NVIDIA DRIVE AGX systems-on-a-chip, DRIVE AGX Thor, DRIVE AGX Orin, NVIDIA Omniverse, Omniverse cloud APIs, NVIDIA GR00T, NVIDIA Jetson, Isaac software; third parties using or adopting NVIDIA products, technologies and platforms, and the benefits and impacts thereof; our partnerships and collaborations with third parties; accelerated computing and generative AI transforming the computer industry and every other industry worldwide; the exponentially growing demand for computing in a cost- and energy-sustainable way; accelerated computing modernizing the world's trillion-dollar data center infrastructure; deep learning being able to scale to tackle many previously impossible challenges with new network architecture innovations, more data, and more compute; NVIDIA's ability to apply AI firsthand to create new markets; computers now being able to generate information based on human prompts; generative AI gaining a deeper understanding of the world and being able to translate across different modalities; the ability of generative AI to create an image based on a prompt; the ability of AI to generate the structure of a protein from an amino acid sequence; computers understanding people and the world and performing tasks that previously required human intelligence; with generative AI, computers being able to augment and amplify humans to perform tasks with greater ease and speed, help us be more productive, and solve problems previously unimaginable; climate scientists using generative AI to map tens of thousands of potential trajectories of a weather pattern in seconds to predict the path of a deadly storm better; the automation of intelligence with generative AI transforming every company in the world's $100 trillion worth of industries; startups and established companies spanning every conceivable domain and industry investing billions of dollars to advance and apply generative AI; companies operating a new type of facility, owned or rented, that produces AI to augment, accelerate, and amplify the productivity of their employees and business processes; countries building sovereign AI infrastructures; the potential of AI to help tackle the world's most pressing challenges; companies, governments, and societies raising awareness of the capabilities of AI, inventing capabilities to align, guardrail, secure, and control models, sharing best practices, creating new policies, discovering new social norms, encouraging debate, and inspiring whole new areas of research in AI security and safety; a trillion dollars' worth of existing data centers needing to be accelerated, and a trillion more dollars being needed to expand the installed base with AI factories in the next five years; NVIDIA accelerating roadmap across the board; generative AI models increasing exponentially in scale, doubling about every six months; compute intensity growing at 4X every six months if it takes twice as much data to train models twice as large; our interactions with computers being generated by AI specifically for that interaction rather than retrieved prerecorded text or content; generative AI letting us reinvent how we interact with computers, and demand for GPUs being massive; advances coming from every computer science department and every industry; the amount of data generated growing exponentially; pre- and post-processing data for AI often consuming half of the total workload; generative AI transforming every industry; copilots, assistants, and agents augmenting and amplifying every employee and business process in the future, and enterprises being significant markets for NVIDIA GPU computing; the NVIDIA AI Enterprise software platform centers on the idea that many companies wanting to build and operate proprietary AI models, and every company wanting to integrate AI into its business processes to accelerate and improve productivity; generative AI transforming healthcare into one of the world's largest technology industries; hybrid physics-AI method revolutionizing many fields of science; NVIDIA driving a broad transformation powered by the expansion of AI computing to PCs; the rapid advance of generative AI technology propelling the shift from software-defined vehicles to AI-defined vehicles; NVIDIA's end-to-end platform, from the cloud to the car, enabling the automotive ecosystem to develop industry-leading AI-defined vehicles; with the Universal Scene Description (OpenUSD) format, every step being connected to a standard interchangeable representation; with generative AI and accelerated computing, the massive and physically complex worlds of manufacturing being simulated virtual environments; AI understanding us and the physical world, and like ChatGPT's ability to generate a response from our instruction, robots generating manipulation from our instruction; humanoid and task-specific robots being an industry larger than the auto and consumer electronics industries combined; generative AI driving a platform transition and starting a new industrial revolution where AI factories will manufacture intelligence; and the expectation of unbelievable technology breakthroughs from next-level LLMs and generative AI across many industries, from digital biology to robotics are forward-looking statements that are subject to risks and uncertainties that could cause results to be materially different than expectations. Important factors that could cause actual results to differ materially include: global economic conditions; our reliance on third parties to manufacture, assemble, package and test our products; the impact of technological development and competition; development of new products and technologies or enhancements to our existing product and technologies; market acceptance of our products or our partners' products; design, manufacturing or software defects; changes in consumer preferences or demands; changes in industry standards and interfaces; unexpected loss of performance of our products or technologies when integrated into systems; as well as other factors detailed from time to time in the most recent reports NVIDIA files with the Securities and Exchange Commission, or SEC, including, but not limited to, its annual report on Form 10-K and quarterly reports on Form 10-Q. Copies of reports filed with the SEC are posted on the company's website and are available from NVIDIA without charge. These forward-looking statements are not guarantees of future performance and speak only as of the date hereof, and, except as required by law, NVIDIA disclaims any obligation to update these forward-looking statements to reflect future events or circumstances.



NOTICE OF 2024 ANNUAL MEETING OF STOCKHOLDERS

Date and time:	Wednesday, June 26, 2024 at 9:00 a.m. Pacific Daylight Time
Location:	Virtually at www.virtualshareholdermeeting.com/NVDA2024
Items of business:	• Election of twelve directors nominated by the Board of Directors
	• Advisory approval of our executive compensation
	• Ratification of the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for fiscal year 2025
	• A stockholder proposal, if properly presented at the 2024 Meeting
	• Transaction of other business properly brought before the meeting
Record date:	You can attend and vote at the 2024 Meeting if you were a stockholder of record at the close of business on April 29, 2024.
Virtual meeting admission:	We will be holding the 2024 Meeting virtually at www.virtualshareholdermeeting.com/NVDA2024. To participate in the annual meeting, you will need the control number included on your notice of proxy materials or printed proxy card.
Pre-meeting forum:	To communicate with our stockholders in connection with the 2024 Meeting, we have established a pre-meeting forum located at www.proxyvote.com where you can submit advance questions.

Your vote is very important. Whether or not you plan to attend the virtual 2024 Meeting, **PLEASE VOTE YOUR SHARES**. As an alternative to voting during the virtual 2024 Meeting, you may vote in advance online, by telephone or, if you have elected to receive a paper proxy card in the mail, by mailing the completed proxy card.

Important notice regarding the availability of proxy materials for the Annual Meeting of Stockholders to be held on June 26, 2024. This Notice, our Proxy Statement, our Annual Report on Form 10-K, and our Annual Review are available at www.nvidia.com/proxy.

By Order of the Board of Directors

Timothy S. Teter
Secretary
2788 San Tomas Expressway, Santa Clara, California 95051
May 14, 2024

NVIDIA Corporation
Table of Contents

This Proxy Statement contains forward-looking statements. All statements other than statements of historical or current facts, including statements regarding our corporate sustainability plans and goals, made in this document are forward-looking. Forward-looking statements are based on our management's beliefs and assumptions and on information currently available to our management. In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "could," "goal," "would," "expect," "plan," "anticipate," "believe," "estimate," "project," "predict," "potential," and similar expressions intended to identify forward-looking statements. Actual results could differ materially for a variety of reasons. Risks and uncertainties that could cause our actual results to differ significantly from management's expectations are described in our Annual Report on Form 10-K for the fiscal year ended January 28, 2024.

DEFINITIONS

2007 Plan	NVIDIA Corporation Amended and Restated 2007 Equity Incentive Plan
AC	Audit Committee of the Board
Additional SY PSUs	PSUs based on annual Non-GAAP Gross Margin performance, with a single-year performance metric (assuming a certain level of annual Non-GAAP Operating Income), vesting over four years
ASC 718	FASB Accounting Standards Codification Topic 718: Compensation - Stock Compensation
Base Compensation Plan	Performance goal necessary to earn the target award under the Variable Cash Plan and for the target numbers of SY PSUs and MY PSUs to become eligible to vest
Board	The Company's board of directors
Bylaws	The Company's Amended and Restated Bylaws
CAP	"Compensation actually paid," as defined under Item 402(v) of Regulation S-K
CC	Compensation Committee of the Board
CD&A	Compensation Discussion and Analysis
CEO	Chief Executive Officer
CFO	Chief Financial Officer
Charter	The Company's Restated Certificate of Incorporation
Control Number	Identification number for each stockholder included in Notice or proxy card
CS	Corporate sustainability
ERM	Enterprise risk management
ESPP	NVIDIA Corporation Amended and Restated 2012 Employee Stock Purchase Plan
Exchange Act	Securities Exchange Act of 1934, as amended
FASB	Financial Accounting Standards Board
Fiscal 20__	The Company's fiscal year ended on the last Sunday in January of the stated year
Form 10-K	The Company's Annual Report on Form 10-K for Fiscal 2024 filed with the SEC on February 21, 2024
GAAP	Generally accepted accounting principles in the United States
Internal Revenue Code	U.S. Internal Revenue Code of 1986, as amended
Lead Director	Lead independent director
Meeting	Annual Meeting of Stockholders
MY PSUs	Multi-year PSUs with a three-year performance metric, vesting after three years
Nasdaq	The Nasdaq Stock Market LLC
NCGC	Nominating and Corporate Governance Committee of the Board
NEOs	Named Executive Officers consisting of our CEO, our CFO, and our other three most highly compensated executive officers as of the end of Fiscal 2024
Non-GAAP Gross Margin	GAAP gross margin, as the Company reports in its SEC filings, excluding acquisition-related and other costs, stock-based compensation expense and IP-related costs. Please see *Reconciliation of Non-GAAP Financial Measures* in our CD&A for a reconciliation between the non-GAAP financial measures and GAAP results
Non-GAAP Operating Income	GAAP operating income, as the Company reports in its SEC filings, excluding stock-based compensation expense, acquisition termination cost, acquisition-related and other costs, restructuring costs and other, IP-related and legal settlement costs, and other. Please see *Reconciliation of Non-GAAP Financial Measures* in our CD&A for a reconciliation between the non-GAAP financial measures and GAAP results
Notice	Notice of Internet Availability of Proxy Materials
NVIDIA, Company, we, us, our	NVIDIA Corporation, a Delaware corporation
NYSE	New York Stock Exchange
PSU	Performance stock unit
PwC	PricewaterhouseCoopers LLP
RBA	Responsible Business Alliance
RSU	Restricted stock unit
S&P 500	Standard & Poor's 500 Composite Index
SEC	U.S. Securities and Exchange Commission
Section 162(m)	Section 162(m) of the Internal Revenue Code
Securities Act	Securities Act of 1933, as amended
Stretch Compensation Plan	Performance goal necessary to earn the maximum award under the Variable Cash Plan and for the maximum numbers of SY PSUs, Additional SY PSUs, and MY PSUs to become eligible to vest
SY PSUs	PSUs based on annual Non-GAAP Operating Income performance with a single-year performance metric, vesting over four years
Threshold	Minimum performance goal necessary to earn an award under the Variable Cash Plan and for SY PSUs, Additional SY PSUs, and MY PSUs to become eligible to vest
TSR	Total shareholder return
Variable Cash Plan	The Company's variable cash compensation plan

Fiscal 2024 was an extraordinary year. Revenue increased 126% year on year to $60.9 billion on the strength of Data Center revenue, driven by higher shipments of the NVIDIA Hopper GPU computing platform for the training and inference of LLMs, recommendation engines and generative AI applications, as well as higher shipments of InfiniBand. Gross margin increased year on year to 72.7%. We drove strong operating leverage as operating income increased 681% year on year to $33.0 billion and diluted earnings per share increased 586% year on year to $11.93.

Fiscal 2024 Results

Revenue	Gross Margin	Operating Income	Diluted Earnings Per Share
$60.9 billion	**72.7%**	**$33.0 billion**	**$11.93**
up **126%** year on year	up **15.8 points** year on year	up **681%** year on year	up **586%** year on year

Fiscal 2024 Reportable Segments

Our two reportable segments are "Compute & Networking" and "Graphics":

	Compute & Networking	Graphics	All Other*	Consolidated
Revenue	**$47.4 billion** up **215%** year on year	**$13.5 billion** up **14%** year on year	—	**$60.9 billion** up **126%** year on year
Operating Income (Loss)	**$32.0 billion** up **530%** year on year	**$5.8 billion** up **28%** year on year	**$(4.9) billion** down **10%** year on year	**$33.0 billion** up **681%** year on year

* Includes expenses not assigned to either Compute & Networking or Graphics.

Fiscal 2024 Market Platforms

Our platforms address four large markets where our expertise is critical:

   

Data Center	Gaming	Professional Visualization	Automotive
$47.5 billion revenue	**$10.4 billion revenue**	**$1.6 billion revenue**	**$1.1 billion revenue**
up **217%** year on year	up **15%** year on year	up **1%** year on year	up **21%** year on year

Business Highlights

- NVIDIA accelerated computing reached the tipping point, with Data Center revenue more than tripling in Fiscal 2024 on higher shipments of the NVIDIA Hopper GPU computing platform and InfiniBand

- Started shipping our first Arm-based data center CPU – Grace – as part of the GH200 Grace Hopper Superchip, and ramping Grace-based products into a new multi-billion dollar product line

- Launched the Blackwell GPU architecture, powering a wave of upcoming data center-scale platforms for the trillion-parameter-scale AI

- Introduced NVIDIA Spectrum-X, an accelerated networking platform for building multi-tenant, hyperscale AI clouds with Ethernet, and announced the new Quantum-X800 InfiniBand and Spectrum-X800 Ethernet switches

- Introduced cloud-native NVIDIA Inference Microservices to help developers build and deploy AI and accelerated applications, including more than two dozen healthcare NIMs for drug discovery, medical technology, and digital health

- Announced the NVIDIA GeForce RTX 40 SUPER Series family of gaming GPUs and a platform to fuel the next wave of generative AI applications coming to PCs, targeting over 100 million RTX PCs in the installed base

- Surpassed $1 billion in full-year Automotive revenue on continued adoption of the NVIDIA DRIVE Orin AI car computer and announced several design wins for its successor, DRIVE Thor, available next year

- Continued to advance adoption of Omniverse, our virtual world development platform based on OpenUSD, across industrial digitalization, robotics, and autonomous vehicle applications with the introduction of cloud APIs

Fiscal 2024 Shareholder Returns



Total Shareholder Return (TSR)*

- 1-Year TSR: 200%
- 3-Year TSR: 371%
- 5-Year TSR: 1436%

Return of Capital to Shareholders (in Billions)

- 1-Year: $10.1 ($9.7 Stock Repurchases, $0.4 Dividends)
- 3-Year: $21.0 ($19.8 Stock Repurchases, $1.2 Dividends)
- 5-Year: $21.8 ($19.8 Stock Repurchases, $2.0 Dividends)

■ Stock Repurchases ■ Dividends

*Represents cumulative stock price appreciation with dividends reinvested and is measured for the applicable fiscal year periods based on the closing price ($610.31) of NVIDIA's common stock on January 26, 2024, the last trading day before the end of our Fiscal 2024, as reported by Nasdaq.

Please see our Form 10-K for more financial information for Fiscal 2024.

PROXY SUMMARY

This summary highlights information contained elsewhere in the proxy statement. This summary does not contain all the information that you should consider, and you should read the entire proxy statement carefully before voting.

2024 Annual Meeting of Stockholders

Date and time:	Wednesday, June 26, 2024 at 9:00 a.m. Pacific Daylight Time
Location:	Virtually at www.virtualshareholdermeeting.com/NVDA2024
Record date:	Stockholders as of April 29, 2024 are entitled to vote
Admission to meeting:	You will need your Control Number to attend the 2024 Meeting

Voting Matters and Board Recommendations

A summary of the 2024 Meeting proposals is below. **Every stockholder's vote is important. Our Board urges you to vote your shares FOR Proposals 1, 2, and 3. Our Board has elected not to make a voting recommendation with respect to Proposal 4.**

	Matter	Page	Board Recommends	Vote Required for Approval	Effect of Abstentions	Effect of Broker Non-Votes
Management Proposals:						
1	Election of twelve directors	15	**FOR** each director nominee	More **FOR** than **AGAINST** votes	None	None
2	Advisory approval of our executive compensation	42	**FOR**	Majority of shares present, in person or represented by proxy, and entitled to vote on this matter	Against	None
3	Ratification of the selection of PwC as our independent registered public accounting firm for Fiscal 2025	65	**FOR**	Majority of shares present, in person or represented by proxy, and entitled to vote on this matter	Against	N/A (1)
Stockholder Proposal:						
4	Simple Majority Vote	68	**No voting recommendation**	Majority of shares present, in person or represented by proxy, and entitled to vote on this matter	Against	None

(1)   Because this is a routine proposal, there are no broker non-votes.

Election of Directors (Proposal 1)

The following table provides summary information about each director nominee:

Name	Age	Director Since	Independent	Financial Expert (1)	Committee Membership	Other Public Company Boards
Robert K. Burgess	66	2011	✓	✓	CC	
Tench Coxe	66	1993	✓		CC	1
John O. Dabiri	44	2020	✓		CC	
Persis S. Drell	68	2015	✓		NCGC	
Jen-Hsun Huang	61	1993				
Dawn Hudson	66	2013	✓	✓	CC Chairperson	1
Harvey C. Jones	71	1993	✓	✓	AC, CC, NCGC (2)	
Melissa B. Lora	61	2023	✓	✓	AC	1
Stephen C. Neal *(Lead Director)*	75	2019	✓		NCGC Chairperson	
A. Brooke Seawell	76	1997	✓	✓	AC Chairperson	1
Aarti Shah	59	2020	✓		AC, CC (3)	1
Mark A. Stevens	64	2008 (4)	✓		AC, NCGC	

(1)   Qualified as an AC financial expert.

(2)   Mr. Jones will serve on the CC until the 2024 Meeting. After the 2024 Meeting, he will serve on the AC and continue to serve on the NCGC.

(3)   Dr. Shah will serve on the CC and continue to serve on the AC after the 2024 Meeting.

(4)   Previously served as a member of our Board from 1993 until 2006.

Recent Refreshment, Board Demographics, and Nominee Qualifications

Our director nominees exhibit a variety of competencies, professional experience, and backgrounds, and contribute diverse viewpoints and perspectives to our Board. While the Board benefits from the experience and institutional knowledge that our longer-serving directors bring, it has also brought in new perspectives and ideas through the appointment of three new directors since 2020. The Board also regularly rotates committee membership and chairpersons to promote a diversity of viewpoints on the Board committees.

The Board and the NCGC continue to seek highly qualified women and individuals from underrepresented groups to include in the initial pool of potential director nominees, as discussed below under *Director Qualifications and Nomination of Directors.* The Board's commitment to achieving a diverse and inclusive membership is demonstrated by our director nominees. Four of our directors are women and three are ethnically and/or racially diverse. Our three newest members enhance the Board's gender, ethnic, and/or racial diversity.

Mark L. Perry and Michael G. McCaffery are not seeking re-election and their Board service will end on the date of the 2024 Meeting. Effective as of the date of the 2024 Meeting, the size of our Board will be reduced to 12 members.

Nominee Demographics



Nominee Skills, Competencies, and Attributes

Below are the skills, competencies, and attributes that our NCGC and Board consider important for our directors to have, considering our current business and future market opportunities, and the director nominees who possess them:

	Senior Leadership & Operations Experience	Industry & Technical	Financial / Financial Community	Governance & Public Company Board	Emerging Technologies & Business Models	Marketing, Communications & Brand Management	Regulatory, Legal & Risk Management	Human Capital Management Experience	Diversity
Burgess	✓		✓	✓	✓			✓	
Coxe			✓	✓	✓			✓	
Dabiri		✓			✓				✓
Drell	✓	✓		✓	✓			✓	✓
Huang	✓	✓	✓	✓	✓	✓	✓	✓	✓
Hudson	✓		✓	✓		✓		✓	✓
Jones	✓	✓	✓	✓	✓	✓		✓	
Lora	✓		✓	✓	✓	✓		✓	✓
Neal	✓			✓		✓	✓	✓	
Seawell	✓		✓	✓	✓			✓	
Shah	✓	✓		✓	✓	✓	✓	✓	✓
Stevens		✓	✓	✓	✓				

Corporate Governance Highlights

Our Board is committed to strong corporate governance to promote the long-term interests of the Company and our stockholders. We seek a collaborative approach to stockholder issues that affect our business and to ensure that our stockholders see our governance and executive pay practices as well-structured. In the Fall of 2023, we contacted our top institutional stockholders, representing an aggregate ownership of 31%, to gain insights into their views on corporate sustainability practices, and diversity and inclusion.

Highlights of our corporate governance practices include:

- ✓ All Board members independent, except for our CEO
- ✓ Independent Lead Director
- ✓ Proxy access
- ✓ Declassified Board
- ✓ Majority voting for directors
- ✓ Active Board oversight of enterprise risk and risk management
- ✓ Stockholders can call a special meeting

- ✓ 75% or greater attendance by each Board member at meetings of the Board and applicable committees
- ✓ Independent directors frequently meet in executive sessions
- ✓ At least annual Board and committee self-assessments
- ✓ Annual stockholder outreach, including Lead Director participation
- ✓ Stock ownership guidelines for our directors and NEOs

Advisory Approval of Executive Compensation for Fiscal 2024 (Proposal 2)

We are asking our stockholders to cast a non-binding vote, also known as "say-on-pay," to approve our NEOs' compensation. The Board believes that our compensation policies and practices are effective in achieving our goals of paying for performance; providing competitive pay so that we may attract and retain a high-caliber executive team; aligning our executives' interests with those of our stockholders to create long-term value; and achieving simplicity and transparency with our compensation program. The Board and our stockholders have approved holding our "say-on-pay" votes annually.

Executive Compensation Highlights

Our executive compensation program is designed to pay for performance. We utilize compensation elements that align our NEOs' interests with those of our stockholders to create long-term value. Our NEOs' compensation is heavily weighted toward performance-based, "at-risk" variable cash and long-term equity awards that are only earned if the Company achieves pre-established corporate financial metrics, subject to caps on maximum payout. For the last several years, over 90% of our CEO's and over 50% of our other NEOs' target pay has been performance-based and at-risk, and 100% of our CEO's equity awards have been in the form of PSUs.

To motivate our NEOs to focus on operational efficiencies and providing value-added products, the CC provided our executives with an opportunity to earn Additional SY PSUs if we achieved (i) Fiscal 2024 Non-GAAP Operating Income at or above Base Compensation Plan and (ii) a Fiscal 2024 Non-GAAP Gross Margin goal. In light of an increasingly complex macroeconomic environment, the CC set (a) Base Compensation Plan goals close to actual performance for Fiscal 2023 and (b) Stretch Compensation Plan goals at levels that would require year-over-year growth, representing extremely strong financial performance to further align corporate performance and executive pay.

Financial Performance and Link to Executive Pay

As described further in our CD&A, a significant portion of our executive pay opportunities are tied to the achievement of financial measures that drive business value and contribute to our long-term success. The table below shows our goals for the applicable periods that were completed at the end of Fiscal 2024 and their respective impact on our executive pay.

PERFORMANCE GOALS					
	Variable Cash Plan		SY PSUs		MY PSUs	
	Fiscal 2024 Revenue	Payout as a % of Target Opportunity	Fiscal 2024 Non-GAAP Operating Income (1)	Shares Eligible to Vest as a % of Target Opportunity	Fiscal 2022 to 2024 3-Year Relative TSR	Shares Eligible to Vest as a % of Target Opportunity
Threshold	$20.0 billion	20%	$4.6 billion	20%	25th percentile	25%
Base Compensation Plan	$26.0 billion	100%	$9.4 billion	100%	50th percentile	100%
Stretch Compensation Plan	$29.5 billion	200%	$11.9 billion	CEO 150% Other NEOs 200% Additional 50% possible for all NEOs (2)	75th percentile	CEO 150% Other NEOs 200%

PERFORMANCE ACHIEVEMENT AND PAYOUTS			
	Variable Cash Plan	SY PSUs	MY PSUs
Performance Achievement for Period Ended Fiscal 2024 (3)	$60.9 billion revenue	$37.1 billion Non-GAAP Operating Income (1) For Additional SY PSUs only, 73.8% Non-GAAP Gross Margin (1)	99th percentile 3-year TSR relative to S&P 500
Payout as % of Target Opportunity	200%	With Additional SY PSUs, CEO 200% Other NEOs 250%	CEO 150% Other NEOs 200%

(1) See *Reconciliation of Non-GAAP Financial Measures* below in our CD&A for a reconciliation between the non-GAAP financial measures and GAAP results.

(2) Contingent upon the Company achieving (a) Fiscal 2024 Non-GAAP Operating Income at Base Compensation Plan of $9.4 billion or more and (b) Fiscal 2024 Non-GAAP Gross Margin of 68.5% or more.

(3) See *Performance Metrics and Goals for Executive Compensation* below in our CD&A for a description and further discussion of revenue, Non-GAAP Operating Income, Non-GAAP Gross Margin, and 3-year relative TSR.

Ratification of Selection of PwC as our Independent Registered Public Accounting Firm for Fiscal 2025 (Proposal 3)

Although not required, we are asking our stockholders to ratify the AC's selection of PwC as our independent registered public accounting firm for Fiscal 2025 because we believe it is a matter of good corporate practice. If our stockholders do not ratify the selection, the AC will reconsider the appointment, but may nevertheless retain PwC. Even if the selection is ratified, the AC may select a different independent registered public accounting firm at any time if it determines that such a change would be in the best interests of NVIDIA and our stockholders.

Stockholder Proposal: Simple Majority Vote (Proposal 4)

A stockholder is asking our Board to take steps to replace the supermajority voting provisions in our Charter and Bylaws with a simple majority standard. The proposal is advisory only, and our Board does not recommend a vote either for or against the proposal. Approval of the proposal would not, by itself, implement a majority voting standard, and our Board and our stockholders would need to take subsequent action to replace the supermajority voting provisions in our Charter and Bylaws with a simple majority standard.

Corporate Sustainability

NVIDIA invents computing technologies that improve lives and address global challenges. Our goal is to integrate sound CS principles and practices into every aspect of the Company. This proxy statement covers the following CS topics:


Climate and Efficiency
Human Capital Management
Product Value Chain
Human Rights
Trustworthy AI
Public Policy Engagement and Accountability
Corporate Sustainability



NVIDIA CORPORATION
2788 SAN TOMAS EXPRESSWAY
SANTA CLARA, CALIFORNIA 95051
(408) 486-2000

_____

PROXY STATEMENT FOR THE 2024 ANNUAL MEETING OF STOCKHOLDERS - JUNE 26, 2024
_____

Information About the 2024 Meeting

Your proxy is being solicited on behalf of the Board for use at the 2024 Meeting. Our 2024 Meeting will take place virtually on Wednesday, June 26, 2024 at 9:00 a.m. Pacific Daylight Time.

Virtual Meeting Philosophy and Benefits

The Board believes that holding the 2024 Meeting in a virtual format invites stockholder participation, while reducing the costs to stockholders and the Company associated with an in-person meeting. This balance allows the 2024 Meeting to remain focused on matters directly relevant to the interests of stockholders in an efficient way. We have designed the virtual format to protect stockholder rights, including by offering multiple opportunities to ask questions, publishing answers to questions received before or during the 2024 Meeting on our Investor Relations website, and providing an archived copy of the webcast after the 2024 Meeting.

Meeting Attendance

If you were an NVIDIA stockholder as of the close of business on the April 29, 2024 record date, or if you hold a valid proxy, you can attend, ask questions during, and vote at our 2024 Meeting at www.virtualshareholdermeeting.com/ NVDA2024. Our 2024 Meeting will be held virtually; use the Control Number included on your Notice or printed proxy card to enter. Anyone can also listen to the 2024 Meeting live at www.virtualshareholdermeeting.com/NVDA2024.

If you encounter any difficulties accessing the virtual 2024 Meeting during the check-in or the course of the 2024 Meeting, please call the technical support number available on www.virtualshareholdermeeting.com/NVDA2024.

An archived copy of the webcast will be available at www.nvidia.com/proxy through June 25, 2025. Even if you plan to attend the 2024 Meeting virtually, we recommend that you also vote by proxy as described below so that your vote will be counted if you later decide not to attend.

Asking Questions

We encourage stockholders to submit questions through our pre-meeting forum located at www.proxyvote.com (using the Control Number included on your Notice or printed proxy card), as well as during the 2024 Meeting at www.virtualshareholdermeeting.com/NVDA2024. During the 2024 Meeting, we will answer as many stockholder-submitted questions related to the business of the 2024 Meeting as time permits. As soon as practicable following the 2024 Meeting, we will publish and answer questions received on our Investor Relations website. We intend to group questions and answers by topic and substantially similar questions will be answered only once. To promote fairness to all stockholders and efficient use of the Company's resources, we will respond to one question per stockholder. We reserve the right to exclude questions regarding topics that are not pertinent to company business or are not otherwise suitable for the conduct of the 2024 Meeting.

Quorum and Voting

To hold our 2024 Meeting, we need a majority of the outstanding shares entitled to vote at the close of business on the April 29, 2024 record date, or a quorum, represented at the 2024 Meeting either by attendance virtually or by proxy. On April 29, 2024, there were 2,459,834,197 shares of common stock outstanding and entitled to vote, meaning that 1,229,917,099 shares must be represented at the 2024 Meeting or by proxy to have a quorum. A list of stockholders entitled to vote at the close of business on the record date will be available at our headquarters, 2788 San Tomas

Expressway, Santa Clara, California, for 10 days prior to the 2024 Meeting to registered stockholders for any legally valid purpose related to the 2024 Meeting. To schedule an appointment to view the stockholder list during the 10 days prior to the 2024 Meeting, please contact us at shareholdermeeting@nvidia.com.

Your shares will be counted towards the quorum only if you submit a valid proxy or vote at the 2024 Meeting. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is not a quorum, a majority of the votes present may adjourn the 2024 Meeting to another date.

For Proposal 1, you may vote **FOR** or **AGAINST** any nominee to the Board, or you may **ABSTAIN** from voting. For each other matter to be voted on, you may vote **FOR** or **AGAINST** or **ABSTAIN** from voting.

Stockholder of Record

You are a stockholder of record if your shares were registered directly in your name with our transfer agent, Computershare, on April 29, 2024. You can vote shares, change your vote, or revoke your proxy before the final vote at the 2024 Meeting in any of the following ways:

	Vote	Change Your Vote	Revoke Your Proxy
Virtually attend and vote at the 2024 Meeting	✓	✓	
Via mail, by signing and mailing your proxy card to us before the 2024 Meeting	✓		
By telephone or online, by following the instructions provided in the Notice or your proxy materials	✓	✓	
Submit another properly completed proxy card with a later date		✓	
Send a written notice that you are revoking your proxy to NVIDIA Corporation, 2788 San Tomas Expressway, Santa Clara, California 95051, Attention: Timothy S. Teter, Secretary, or via email to shareholdermeeting@nvidia.com			✓

If you do not vote using any of the ways described above, your shares will **not** be voted.

Street Name Holder

If your shares were held through a nominee, such as a bank or broker, as of April 29, 2024, then you were the beneficial owner of shares held in "street name," and you have the right to direct the nominee how to vote those shares for the 2024 Meeting. The nominee should provide you a separate Notice or voting instructions, and you should follow those instructions to tell the nominee how to vote. To vote by attending the 2024 Meeting virtually, you must obtain a valid proxy from your nominee.

If you are a beneficial holder and do not provide voting instructions to your nominee, the nominee will not be authorized to vote your shares on "non-routine" matters, including elections of directors (even if not contested), executive compensation (including any advisory stockholder votes on executive compensation), and the stockholder proposal. This is called a "broker non-vote." However, the nominee can still register your shares as being present at the 2024 Meeting for determining quorum, and the nominee will have discretion to vote for matters considered by the NYSE to be "routine," including Proposal 3 regarding the ratification of the selection of our independent registered public accounting firm. If you are a beneficial owner and want to ensure that all of the shares you beneficially own are voted in favor or against Proposal 3, you must give your broker or nominee specific instructions to do so or the broker will have discretion to vote on that proposal. **In addition, you MUST give your nominee instructions in order for your vote to be counted on Proposals 1, 2 and 4, as these are "non-discretionary" items. We strongly encourage you to vote.**

Any NVIDIA stockholder whose shares are held in street name by a member brokerage firm may revoke a proxy and vote their shares at the 2024 Meeting only in accordance with applicable rules and procedures of the national stock exchanges, as employed by the street name holder's brokerage firm.

Vote Count

On each matter to be voted upon, stockholders have one vote for each share of NVIDIA common stock owned as of April 29, 2024. Votes will be counted by the inspector of election as follows:

Proposal Number	Proposal Description	Vote Required for Approval	Effect of Abstentions	Broker Non-Votes
1	Election of twelve directors	Directors are elected if they receive more **FOR** votes than **AGAINST** votes	None	None
2	Advisory approval of our executive compensation	**FOR** votes from the holders of a majority of shares present, in person or represented by proxy, and entitled to vote on this matter	Against	None
3	Ratification of the selection of PwC as our independent registered public accounting firm for Fiscal 2025	**FOR** votes from the holders of a majority of shares present, in person or represented by proxy, and entitled to vote on this matter	Against	N/A (1)
4	Stockholder Proposal: Simple Majority Vote	**FOR** votes from the holders of a majority of shares present, in person or represented by proxy, and entitled to vote on this matter	Against	None

(1) Because this is a routine proposal, there are no broker non-votes.

If you are a stockholder of record and you return a signed proxy card without marking any selections, your shares will be voted **FOR** each of the nominees listed in Proposal 1, **FOR** Proposals 2 and 3, and, in accordance with our Board's election to make no recommendation with respect to Proposal 4, no vote will be made by Jen-Hsun Huang or Timothy S. Teter as your proxyholder on Proposal 4. If any other matter is properly presented at the 2024 Meeting, one of those proxyholders will vote your shares using his best judgment.

Vote Results

Preliminary voting results will be announced at the 2024 Meeting. Final voting results will be published in a current report on Form 8-K, which will be filed with the SEC by July 2, 2024.

Proxy Materials

As permitted by SEC rules, we are making our proxy materials available to stockholders online at www.nvidia.com/proxy. On or about May 14, 2024, we sent stockholders who owned our common stock at the close of business on April 29, 2024 (other than those who previously requested electronic or paper delivery) a Notice containing instructions on how to access our proxy materials, vote online or by telephone, and elect to receive future proxy materials electronically or in printed form by mail.

If you choose to receive future proxy materials electronically (via www.proxyvote.com for stockholders of record and www.icsdelivery.com/nvda for street name holders), you will receive an email next year with links to the proxy materials and proxy voting site.

SEC rules also permit companies and intermediaries, such as brokers, to satisfy Notice and proxy material delivery requirements for multiple stockholders with the same address by delivering a single Notice or set of proxy materials addressed to those stockholders. We follow this practice, known as "householding," unless we have received contrary instructions from any stockholder at that address.

If you received more than one Notice or full set of proxy materials, then your shares are either registered in more than one name or are held in different accounts. Please vote the shares covered by each Notice or proxy card. To modify your instructions so that you receive one Notice or proxy card for each account or name, please contact your broker. Your "householding" election will continue until you are notified otherwise or until you revoke your consent.

To make a change regarding the form in which you receive proxy materials (electronically or in print), or to request receipt of a separate set of documents to a household, contact our Investor Relations Department through our website at www.nvidia.com, by email to shareholdermeeting@nvidia.com, by phone at (408) 486-2000, or by mail at 2788 San Tomas Expressway, Santa Clara, California 95051.

We will pay the entire cost of soliciting proxies. Our directors and employees may also solicit proxies in person, by telephone, by mail, via the Internet, or by other means of communication. Our directors and employees will not be paid any additional compensation for soliciting proxies. We have also retained MacKenzie Partners on an advisory basis for an approximate fee of $15,000 and they may help us solicit proxies from brokers, bank nominees, and other institutional owners. We may also reimburse brokerage firms, banks, and other agents for the cost of forwarding proxy materials to beneficial owners.

2025 Meeting Deadlines for Submission of Stockholder Proposals, Nomination of Directors, and Other Business of Stockholders

Proposals to be Considered for Inclusion in Our Proxy Materials Pursuant to Rule 14a-8

Stockholders who wish to present proposals pursuant to Rule 14a-8 promulgated under the Exchange Act for inclusion in the proxy materials to be distributed by us in connection with our 2025 Meeting must submit their proposals in writing to NVIDIA Corporation, 2788 San Tomas Expressway, Santa Clara, California 95051, Attention: Timothy S. Teter, Secretary, or by email to shareholdermeeting@nvidia.com, on or before January 14, 2025.

Director Nominations Under Our Proxy Access Bylaw

A stockholder (or a group of up to 20 stockholders) who has owned at least 3% of the voting power of our outstanding capital stock for at least three continuous years and has complied with the other requirements in our Bylaws may nominate and include in our proxy materials director nominees constituting up to the greater of (a) up to two director candidates or (b) up to 20% of the number of directors in office on the last day that a submission may be delivered. Notice of a proxy access nomination for consideration at our 2025 Meeting must be received following the above instructions not later than the close of business on March 28, 2025, and not earlier than February 26, 2025. In the event that we hold the 2025 Meeting more than 30 days prior to, or delayed by more than 30 days after, the first anniversary of the 2024 Meeting, for written notice by the stockholder to be timely, such notice must be delivered following the above instructions not earlier than the close of business on the 120th day prior to the 2025 Meeting and not later than the close of business on the 90th day prior to the 2025 Meeting or the 10th day following the day on which public announcement of the date of the 2025 Meeting is first made by us, whichever is later.

Other Director Nominations and Proposals

Apart from Rule 14a-8 and the proxy access provision of our Bylaws, under our Bylaws certain procedures must be followed for a stockholder to nominate a director or to introduce an item of business at an annual meeting of stockholders. If you wish to nominate a director or introduce an item of business at the 2025 Meeting that is not included in the proxy materials to be distributed by us in connection with our 2025 Meeting, you must do so in writing following the above instructions not later than the close of business on March 28, 2025, and not earlier than February 26, 2025. In the event that we hold the 2025 Meeting more than 30 days prior to, or delayed by more than 70 days after, the first anniversary of the 2024 Meeting, for written notice by the stockholder to be timely, such notice must be delivered following the above instructions not earlier than the close of business on the 120th day prior to the 2025 Meeting and not later than the close of business on the 90th day prior to the 2025 Meeting or the 10th day following the day on which public announcement of the date of the 2025 Meeting is first made by us, whichever is later.

Additional Requirements and Information

We also advise you to review our Bylaws, which contain additional requirements about advance notice of stockholder proposals, director nominations, and proxy access nominations. We recognize the importance of the ability of our stockholders to nominate directors to our Board. Accordingly, our Board will take into account feedback we receive from our stockholder engagement process regarding the process and disclosure requirements of our Bylaws for nominating directors and other proposals. Our Board will engage with stockholders of various holdings size regarding any proposed amendments to our Bylaws that would require a nominating stockholder to disclose to us (i) such stockholder's plans to nominate candidates to the board of directors of other public companies, or disclose prior director nominations or proposals that such stockholder privately submitted to other public companies or (ii) information about such stockholder's limited partners or business associates beyond the existing requirements of our Bylaws.

Proposal 1—Election of Directors

> **What am I voting on?** Electing the 12 director nominees identified below to hold office until the 2025 Meeting and until his or her successor is elected or appointed.
>
> **Vote required for approval**: Directors are elected if they receive more **FOR** votes than **AGAINST** votes.
>
> **Effect of abstentions**: None.
>
> **Effect of broker non-votes**: None.

Our Board currently consists of 14 members, 12 of whom are standing for re-election at the 2024 Meeting. Our nominees include 11 independent directors, as defined by the rules and regulations of Nasdaq, and one NVIDIA officer: Mr. Huang, who serves as our President and CEO.

Mark L. Perry and Michael G. McCaffery are not seeking re-election and their Board service will end on the date of the 2024 Meeting. Mr. Perry served on the Board for nearly 20 years, including five years as Lead Director and over a decade as Chairperson of the AC, and contributed invaluable insights and perspectives based on his extensive governance and finance experience and a deep understanding of the roles and responsibilities of a corporate board. During Mr. McCaffery's near-decade tenure on the Board and AC, including five years as Chairperson of the AC, he brought financial and public market expertise, as well as substantial executive management and corporate governance experience. We are grateful to Mr. Perry and Mr. McCaffery for their contributions to NVIDIA during times of significant company growth and transformation. Effective as of the date of the 2024 Meeting, the size of our Board will be reduced to 12 members.

All of our directors have one-year terms and stand for election annually. Each nominee, other than Ms. Lora, is currently a director of NVIDIA previously elected by our stockholders.

The Board expects the nominees will be available for election. If a nominee declines or is unable to act as a director, your proxy may be voted for any substitute nominee proposed by the Board or the size of the Board may be reduced.

Recommendation of the Board

The Board recommends that you vote **FOR** the election of each of the following nominees:

Name	Age	Director Since	Occupation	Independent	Financial Expert (1)	Committee Membership	Other Public Company Boards
Robert K. Burgess	66	2011	Independent Consultant	✓	✓	CC	
Tench Coxe	66	1993	Former Managing Director, Sutter Hill Ventures	✓		CC	1
John O. Dabiri	44	2020	Centennial Professor of Aeronautics and Mechanical Engineering, California Institute of Technology	✓		CC	
Persis S. Drell	68	2015	Professor of Materials Science and Engineering and Physics, and Former Provost, Stanford University	✓		NCGC	
Jen-Hsun Huang	61	1993	President & CEO, NVIDIA Corporation				
Dawn Hudson	66	2013	Former Chief Marketing Officer, National Football League	✓	✓	CC Chairperson	1
Harvey C. Jones	71	1993	Managing Partner, Square Wave Ventures	✓	✓	AC, CC, NCGC (2)	
Melissa B. Lora	61	2023	Former President, Taco Bell International	✓	✓	AC	1
Stephen C. Neal (Lead Director)	75	2019	Chairman Emeritus & Senior Counsel, Cooley LLP	✓		NCGC Chairperson	
A. Brooke Seawell	76	1997	Venture Partner, New Enterprise Associates	✓	✓	AC Chairperson	1
Aarti Shah	59	2020	Former Senior Vice President & Chief Information and Digital Officer, Eli Lilly and Company	✓		AC, CC (3)	1
Mark A. Stevens	64	2008 (4)	Managing Partner, S-Cubed Capital	✓		AC, NCGC	

(1) Qualified as an AC financial expert.

(2) Mr. Jones will serve on the CC until the 2024 Meeting. After the 2024 Meeting, he will serve on the AC and continue to serve on the NCGC.

(3) Dr. Shah will serve on the CC and continue to serve on the AC after the 2024 Meeting.

(4) Previously served as a member of our Board from 1993 until 2006.

Director Qualifications and Nomination of Directors

The NCGC identifies, reviews and assesses the qualifications of existing and potential directors and selects nominees for recommendation to the Board for approval. In accordance with our Corporate Governance Policies and the NCGC Charter, the NCGC is committed to Board diversity and shall consider a nominee's background and experience to ensure that a broad range of perspectives is represented on the Board. The NCGC may conduct appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates and may engage a professional search firm to identify and assist the committee in identifying, evaluating, and conducting due diligence on potential director nominees. The NCGC has not established specific age, gender, education, experience, or skill requirements for potential members, and instead considers numerous factors regarding the nominee, taking into account our current and future business models, including the following:

- Integrity and candor
- Independence
- Senior leadership and operational experience
- Professional, technical and industry knowledge
- Financial expertise
- Financial community experience (including as an investor in other companies)
- Marketing, communications and brand management background
- Governance and public company board experience
- Experience with emerging technologies and new business models
- Regulatory, legal, and risk management expertise, including in cybersecurity matters

- Diversity, including race, ethnicity, sexuality, gender, or membership in another underrepresented community
- Human capital management experience
- Experience in academia
- Willingness and ability to devote substantial time and effort to Board responsibilities and Company oversight
- Ability to represent the interests of the stockholders as a whole rather than special interest groups or constituencies
- All relationships between the proposed nominee and any of our stockholders, competitors, customers, suppliers, or other persons with a relationship to NVIDIA
- For nominees for re-election, overall service to NVIDIA, including past attendance, participation and contributions to the activities of the Board and its committees

The NCGC and the Board understand the importance of Board refreshment, and strive to maintain an appropriate balance of tenure, diversity, professional experience and backgrounds, skills, and education on the Board. While the Board benefits from the experience and institutional knowledge that our longer-serving directors bring, it has also brought in new perspectives and ideas through the appointment of three new directors since 2020. The Board also regularly rotates committee membership and chairpersons to help promote a diversity of viewpoints on the Board committees. Our longer-tenured directors are familiar with our operations and business areas and have the perspective of overseeing our activities from a variety of economic and competitive environments, which enhances the Board's oversight of strategy and risks. Given the growth of the Company and the breadth of our product offerings, as well as the increasingly complex macroeconomic and geopolitical factors we face, these experienced directors are a significant asset to the Board. Our newer directors have brought expertise in brand development and cybersecurity, familiarity with technology developments at leading academic institutions, and senior management and operating experience as well as finance experience, all of which are important to supporting NVIDIA as it enters new markets. Each year, the NCGC and Board review each director's individual performance, including the director's past contributions, outside experiences and activities, and committee participation, and determine how his or her experience and skills continue to add value to NVIDIA and the Board.

The Board and the NCGC continue to seek highly qualified women and individuals from underrepresented groups to include in the initial pool of director candidates. The Board's commitment to achieving a diverse and inclusive membership is demonstrated by our director nominees. Four of our directors are women and three of our directors are ethnically and/or racially diverse. Our three newest members enhance the Board's gender, ethnic, and/or racial diversity.

Below are the skills, competencies, and attributes that our Board considers important for our directors to have, considering our current business and future market opportunities:

 **Senior Leadership & Operations Experience**

Directors with senior leadership and operations experience provide informed oversight of our business, and unique experiences and perspectives. They are uniquely positioned to contribute practical insight into business strategy and operations, driving growth, building and strengthening corporate culture, and supporting the achievement of strategic priorities and objectives.

 **Industry & Technical**

Directors with industry experience and technical backgrounds facilitate within the Board a deeper understanding of innovations and a technical assessment of our products and services.

 **Financial/Financial Community**

Experience in financial matters and the financial community assists our Board with review of our operations and finances, including overseeing our financial statements, capital structure and internal controls. Those with a venture capital background also offer valuable stockholder perspectives.

 **Governance & Public Company Board**

Directors with experience in corporate governance, such as service on boards and board committees, or as executives of other large, public companies, are familiar with the dynamics and operation of a board of directors and the impact that governance policies have on a company. This experience supports our goals of strong Board and management accountability, transparency, and protection of stockholder interests. Public company board experience also helps our directors identify challenges and risks we face as a public company, including oversight of strategic, operational, compliance-related matters, and stockholder relations.

 **Emerging Technologies & Business Models**

Experience in emerging technologies and business models is integral to our growth strategies given our unique business model and provides important insights as our business expands into new areas.

 **Marketing, Communications & Brand Management**

Directors with experience in marketing, communications, and brand management offer guidance on our products directly marketed to consumers, important perspectives on expanding our market share, and communicating with our customers and other stakeholders.

 **Regulatory, Legal & Risk Management**

Our business requires compliance with a variety of regulatory requirements in different jurisdictions. We face new regulatory matters and regulations as our business grows. We are also subject to multiple lawsuits. Directors with experience in governmental, public policy, legal, and risk management areas, including cybersecurity, help provide valuable insights and oversight for our Company.

 **Human Capital Management Experience**

Our people are critical to our success. Directors with experience in organizational management, talent development, and developing values and culture in a large global workforce provide key insights. Human capital management experience also assists our Board in overseeing executive and employee compensation, development, and engagement.

 **Diversity**

Directors with diverse backgrounds, experiences, and perspectives improve the dialogue and decision-making in the board room and contribute to overall Board effectiveness. In the director biographies below, this icon indicates gender or ethnic diversity.

Our Board believes that having a diverse mix of directors with complementary qualifications, expertise and attributes is essential to meeting its oversight responsibility. The table below reflects certain diversity information based on self-identification by each director.

Board Diversity Matrix (as of May 14, 2024)

	Gender Identity				Demographic Background								
	Male	Female	Non-Binary	Did not disclose	African American or Black	Hispanic or Latinx	Asian	Native American or Alaskan Native	Native Hawaiian or Other Pacific Islander	White	Two or more races or ethnicities	LGBTQ+	Did not disclose
Burgess	✓									✓			
Coxe	✓									✓			
Dabiri	✓				✓								
Drell		✓								✓			
Huang	✓						✓						
Hudson		✓								✓			
Jones	✓									✓			
Lora		✓								✓			
Neal	✓									✓			
Seawell	✓									✓			
Shah		✓					✓						
Stevens	✓									✓			

The NCGC evaluates candidates proposed by stockholders using the same criteria as it uses for other candidates. Stockholders seeking to recommend a prospective nominee should follow the instructions under *Stockholder Communications with the Board of Directors* below. Stockholder submissions must include the full name of the proposed nominee, a description of the proposed nominee's business experience for at least the previous five years, complete biographical information, a description of the proposed nominee's qualifications as a director, and a representation that the nominating stockholder is a beneficial or record owner of our stock. Any such submission must be accompanied by the written consent of the proposed nominee to be named as a nominee and to serve as a director if elected.

Proxy Access

Our Board has voluntarily adopted proxy access. As a result, we will include in our proxy statement information regarding the greater of (i) up to two director candidates or (ii) up to 20% of the number of directors in office on the last day that a submission may be delivered, if nominated by a stockholder (or group of up to 20 stockholders) owning at least 3% of the voting power of our outstanding capital stock for at least three continuous years. The stockholder(s) must provide timely written notice of such nomination and the stockholder(s) and nominee must satisfy the other requirements specified in our Bylaws. This summary of our proxy access rules is not intended to be complete and is subject to limitations set forth in our Bylaws and Corporate Governance Policies, both of which are available on the Investor Relations section of our website at www.nvidia.com. Stockholders are advised to review these documents, which contain the requirements for director nominations. The NCGC did not receive any stockholder nominations during Fiscal 2024.

Our Director Nominees

The biographies below include information, as of the date of this proxy statement, regarding the particular experience, qualifications, attributes or skills of each director, relative to the skills matrix above, that led the NCGC and Board to believe that he or she should continue to serve on the Board.



ROBERT K. BURGESS

Independent Consultant

Age: 66

Director Since: 2011

Committees: CC

Independent Director

Financial Expert

Other Current Public Company Boards:
None

 Senior Leadership & Operations Experience

 Financial/Financial Community

 Governance & Public Company Board

 Emerging Technologies & Business Models

 Human Capital Management Experience

Robert K. Burgess has served as an independent investor and board member to technology companies since 2005. He was chief executive officer from 1996 to 2005 of Macromedia, Inc., a provider of internet and multimedia software, which was acquired by Adobe Systems Incorporated; he also served from 1996 to 2005 on its board of directors, as chairman of its board of directors from 1998 to 2005 and as executive chairman for his final year. Previously, he held key executive positions from 1984 to 1991 at Silicon Graphics, Inc. (SGI), a graphics and computing company; from 1991 to 1995, served as chief executive officer and a board member of Alias Research, Inc., a publicly traded 3D software company, until its acquisition by SGI; and resumed executive positions at SGI during 1996. Mr. Burgess was a director of Adobe from 2005 to 2019 and of Rogers Communications Inc., a communications and media company, from 2016 to 2019. He holds a BCom degree from McMaster University.

Mr. Burgess brings to the Board senior management and operating experience and expertise in the areas of financial and risk management. He has been in the computer graphics industry since 1984. He has a broad understanding of the roles and responsibilities of a corporate board and provides valuable insight on a range of issues in the technology industry.



TENCH COXE

Former Managing Director, Sutter Hill Ventures

Age: 66

Director Since: 1993

Committees: CC

Independent Director

Other Current Public Company Boards:
• Artisan Partners Asset Management Inc. (since 1995)

 Financial/Financial Community

 Governance & Public Company Board

 Emerging Technologies & Business Models

 Human Capital Management Experience

Tench Coxe was a managing director of Sutter Hill Ventures, a venture capital investment firm, from 1989 to 2020, where he focused on investments in the IT sector. Prior to joining Sutter Hill Ventures in 1987, he was director of marketing and MIS at Digital Communication Associates. He serves on the board of directors of Artisan Partners Asset Management Inc., an institutional money management firm. He was a director of Mattersight Corp., a customer loyalty software firm, from 2000 to 2018. Mr. Coxe holds a BA degree in Economics from Dartmouth College and an MBA degree from Harvard Business School.

Mr. Coxe brings to the Board expertise in financial and transactional analysis and provides valuable perspectives on corporate strategy and emerging technology trends. His significant financial community experience gives the Board an understanding of the methods by which companies can increase value for their stockholders.



JOHN O. DABIRI

Centennial Professor of Aeronautics and Mechanical Engineering, California Institute of Technology

Age: 44

Director Since: 2020

Committees: CC

Independent Director

Other Current Public Company Boards: None

 Industry & Technical

 Emerging Technologies & Business Models

 Diversity

John O. Dabiri is the Centennial Professor of Aeronautics and Mechanical Engineering at the California Institute of Technology. He is the recipient of a MacArthur Foundation "Genius Grant," the National Science Foundation Alan T. Waterman Award, and the Presidential Early Career Award for Scientists and Engineers. He heads the Dabiri Lab, which conducts research at the intersections of fluid mechanics, energy and environment, and biology. From 2015 to 2019, he served as a Professor of Civil and Environmental Engineering and of Mechanical Engineering at Stanford University, where he was recognized with the Eugene L. Grant Award for Excellence in Teaching. From 2005 to 2015, he was a Professor of Aeronautics and Bioengineering at the California Institute of Technology, during which time he also served as Director of the Center for Bioinspired Wind Energy, Chair of the Faculty, and Dean of Students. Dr. Dabiri is a Fellow of the American Physical Society, where he previously served as Chair of the Division of Fluid Dynamics. He serves on President Biden's Council of Advisors on Science and Technology (PCAST) and Energy Secretary Granholm's Energy Advisory Board (SEAB). He also serves on the Board of Trustees of the Gordon and Betty Moore Foundation and previously served as a member of the National Academies' Committee on Science, Technology, and Law. Dr. Dabiri holds a PhD degree in Bioengineering and an MS degree in Aeronautics from the California Institute of Technology, and a BSE degree summa cum laude in Mechanical and Aerospace Engineering from Princeton University.

Dr. Dabiri brings to the Board a versatile research background and cutting-edge expertise in various engineering fields, along with a proven record of successful innovation.



PERSIS S. DRELL

Professor of Materials Science and Engineering and Physics, and Former Provost, Stanford University

Age: 68

Director Since: 2015

Committees: NCGC

Independent Director

Other Current Public Company Boards: None

 Senior Leadership & Operations Experience

 Industry & Technical

 Governance & Public Company Board

 Emerging Technologies & Business Models

 Human Capital Management Experience

 Diversity

Persis S. Drell is a Professor of Materials Science and Engineering and Professor of Physics of Stanford University. Dr. Drell has been on the faculty at Stanford since 2002 and was the Dean of the Stanford School of Engineering from 2014 to 2017 and the Provost of Stanford University from 2017 to 2023. She also served as the Director of SLAC from 2007 to 2012. Dr. Drell is a member of the National Academy of Sciences and the American Academy of Arts and Sciences, and is a fellow of the American Physical Society and a fellow of the American Association for the Advancement of Science. She has been the recipient of a Guggenheim Fellowship and a National Science Foundation Presidential Young Investigator Award. Dr. Drell holds a PhD from the University of California, Berkeley and an AB degree in Mathematics and Physics from Wellesley College.

An accomplished researcher and educator, Dr. Drell brings to the Board expert leadership in guiding innovation in science and technology.



JEN-HSUN HUANG

President and Chief Executive Officer, NVIDIA Corporation

Age: 61

Director Since: 1993

Committees: None

Other Current Public Company Boards: None

 Senior Leadership & Operations Experience

 Industry & Technical

 Financial/Financial Community

 Governance & Public Company Board

 Emerging Technologies & Business Models

 Marketing, Communications & Brand Management

 Regulatory, Legal & Risk Management

 Human Capital Management Experience

 Diversity

Jen-Hsun Huang founded NVIDIA in 1993 and has served since its inception as president, chief executive officer, and a member of the board of directors.

Since its founding, NVIDIA has pioneered accelerated computing. The company's invention of the GPU in 1999 sparked the growth of the PC gaming market, redefined computer graphics, and ignited the era of modern AI. NVIDIA is now driving the platform shift of accelerated computing and generative AI, transforming the world's largest industries and profoundly impacting society.

Mr. Huang has been elected to the National Academy of Engineering and is a recipient of the Semiconductor Industry Association's highest honor, the Robert N. Noyce Award; the IEEE Founder's Medal; the Dr. Morris Chang Exemplary Leadership Award; and honorary doctorate degrees from Taiwan's National Chiao Tung University, National Taiwan University, and Oregon State University. He has been named the world's best CEO by Fortune, the Economist, and Brand Finance, as well as one of TIME magazine's 100 most influential people.

Prior to founding NVIDIA, Mr. Huang worked at LSI Logic, a semiconductor and software company, and Advanced Micro Devices, a global semiconductor company. He holds a BSEE degree from Oregon State University and an MSEE degree from Stanford University.

Mr. Huang is one of the technology industry's most respected executives, having taken NVIDIA from a startup to a world leader in accelerated computing. Under his guidance, NVIDIA has compiled a record of consistent innovation and sharp execution, marked by products that have gained strong market share.



DAWN HUDSON

Former Chief Marketing Officer, National Football League

Age: 66

Director Since: 2013

Committees: CC

Independent Director

Financial Expert

Other Current Public Company Boards:
- The Interpublic Group of Companies, Inc. (since 2011)

 Senior Leadership & Operations Experience

 Financial/Financial Community

 Governance & Public Company Board

 Marketing, Communications & Brand Management

 Human Capital Management Experience

 Diversity

Dawn Hudson serves on the boards of various companies. From 2014 to 2018, Ms. Hudson served as Chief Marketing Officer for the National Football League. Previously, she served from 2009 to 2014 as vice chairman of The Parthenon Group, an advisory firm focused on strategy consulting. She was president and chief executive officer of Pepsi-Cola North America, the beverage division of PepsiCo, Inc. for the U.S. and Canada, from 2005 to 2007 and president from 2002, and simultaneously served as chief executive officer of the foodservice division of PepsiCo, Inc. from 2005 to 2007. Previously, she spent 13 years in marketing, advertising and branding strategy, holding leadership positions at major agencies, such as D'Arcy Masius Benton & Bowles and Omnicom Group Inc. Ms. Hudson currently serves on the board of directors of The Interpublic Group of Companies, Inc., an advertising holding company, and a private skincare company. She was a director of P.F. Chang's China Bistro, Inc., a restaurant chain, from 2010 to 2012; of Allergan, Inc., a biopharmaceutical company, from 2008 to 2014; of Lowes Companies, Inc., a home improvement retailer, from 2001 to 2015; of Amplify Snack Brands, Inc., a snack food company, from 2014 to 2018; and of Modern Times Group MTG AB, a gaming company, from 2020 to 2023. She holds a BA degree in English from Dartmouth College.

Ms. Hudson brings to the board experience in executive leadership. As a longtime marketing executive, she has valuable expertise and insights in leveraging brands, brand development and consumer behavior. She also has considerable corporate governance experience, gained from more than a decade of serving on the boards of public companies.



HARVEY C. JONES

Managing Partner, Square Wave Ventures

Age: 71

Director Since: 1993

Committees: AC, CC, NCGC *

Independent Director

Financial Expert

Other Current Public Company Boards: None

 Senior Leadership & Operations Experience

 Industry & Technical

 Financial/Financial Community

 Governance & Public Company Board

 Emerging Technologies & Business Models

 Marketing, Communications & Brand Management

 Human Capital Management Experience

Harvey C. Jones has been the managing partner of Square Wave Ventures, a private investment firm, since 2004. Mr. Jones has been an entrepreneur, high technology executive, and active venture investor for over 30 years. In 1981, he co-founded Daisy Systems Corp., a computer-aided engineering company, ultimately serving as its president and chief executive officer until 1987. Between 1987 and 1998, he led Synopsys, Inc., a major electronic design automation company, serving as its chief executive officer for seven years and then as executive chairman. In 1997, Mr. Jones co-founded Tensilica Inc., a privately held technology IP company that developed and licensed high performance embedded processing cores. He served as chairman of the Tensilica board of directors from inception through its 2013 acquisition by Cadence Design Systems, Inc. He was a director of Tintri Inc., a company that built data storage solutions for virtual and cloud environments, from 2014 until 2018. Mr. Jones holds a BS degree in Mathematics and Computer Sciences from Georgetown University and an MS degree in Management from Massachusetts Institute of Technology.

Mr. Jones brings to the board an executive management background, an understanding of semiconductor technologies and complex system design. He provides valuable insight into innovation strategies, research and development efforts, as well as management and development of our technical employees. His significant financial community experience gives the Board an understanding of the methods by which companies can increase value for their stockholders.

* Mr. Jones will serve on the CC until the 2024 Meeting and start to serve on the AC after the 2024 Meeting.



MELISSA B. LORA

Former President, Taco Bell International

Age: 61

Director Since: 2023

Committees: AC

Independent Director

Financial Expert

Other Current Public Company Boards:
• Conagra Brands, Inc. (since 2019)

 Senior Leadership & Operations Experience

 Financial/Financial Community

 Governance & Public Company Board

 Emerging Technologies & Business Models

 Marketing, Communications & Brand Management

 Human Capital Management Experience

 Diversity

Melissa B. Lora has served in several senior executive roles over her 31-year career at Taco Bell Corp., a subsidiary of Yum! Brands, Inc., one of the world's largest restaurant companies, including as President of Taco Bell International at her retirement in 2018 and Global Chief Financial and Development Officer and Chief Financial and Development Officer at Taco Bell Corp. Ms. Lora served on the board of directors of KB Home, a homebuilding company, from 2004 to April 2024, and was a lead independent director thereof from 2016. She has served on the board of directors of Conagra Brands, Inc., a consumer packaged goods holding company, since 2019 and is the chair of the audit & finance committee. Ms. Lora previously served on the board of directors of MGIC Investment Corporation from 2018 to 2022. Ms. Lora holds a BS degree in Finance from California State University-Long Beach and an MBA degree emphasizing Corporate Finance from the University of Southern California.

Ms. Lora brings to the Board senior management and operating experience as well as finance experience gained in a large corporate setting. She also has considerable corporate governance experience, gained from over two decades of serving on the boards of public companies in a variety of industries.



STEPHEN C. NEAL

Chairman Emeritus and Senior Counsel, Cooley LLP

Age: 75

Director Since: 2019

Committees: NCGC

Lead Director

Independent Director

Other Current Public Company Boards: None

 Senior Leadership & Operations Experience

 Governance & Public Company Board

 Marketing, Communications & Brand Management

 Regulatory, Legal & Risk Management

 Human Capital Management Experience

Stephen C. Neal serves as Chairman Emeritus and Senior Counsel of the law firm Cooley LLP, where he was also Chief Executive Officer from 2001 until 2008. In addition to his extensive experience as a trial lawyer on a broad range of corporate issues, Mr. Neal has represented and advised numerous boards of directors, special committees of boards, and individual directors on corporate governance and other legal matters. Prior to joining Cooley in 1995, Mr. Neal was a partner of the law firm Kirkland & Ellis LLP. Mr. Neal served on the board of directors of Levi Strauss & Co. from 2007 to 2021 and as Chairman from 2011 to 2021. Mr. Neal also is Chairman of the Oversight Board Trust, a perpetual Delaware special purpose trust. Previously, Mr. Neal served as Chairman of the boards of the William and Flora Hewlett Foundation and of the Monterey Bay Aquarium. Mr. Neal holds an AB degree from Harvard University and a JD degree from Stanford Law School.

Mr. Neal brings to the Board deep knowledge and broad experience in corporate governance as well as his perspectives drawn from advising many companies throughout his career.



A. BROOKE SEAWELL

Venture Partner, New Enterprise Associates

Age: 76

Director Since: 1997

Committees: AC

Independent Director

Financial Expert

Other Current Public Company Boards:
• Tenable Holdings, Inc. (since 2017)

 Senior Leadership & Operations Experience

 Financial/Financial Community

 Governance & Public Company Board

 Emerging Technologies & Business Models

 Human Capital Management Experience

A. Brooke Seawell has served since 2005 as a venture partner at New Enterprise Associates, and was a partner from 2000 to 2005 at Technology Crossover Ventures. He was executive vice president from 1997 to 1998 at NetDynamics, Inc., an application server software company, which was acquired by Sun Microsystems, Inc. He was senior vice president and chief financial officer from 1991 to 1997 of Synopsys, Inc., an electronic design automation software company. He serves on the board of directors of Tenable Holdings, Inc., a cybersecurity company, and several privately held companies. Mr. Seawell served on the board of directors of Glu Mobile, Inc., a publisher of mobile games, from 2006 to 2014, of Informatica Corp., a data integration software company, from 1997 to 2015, of Tableau Software, Inc., a business intelligence software company, from 2011 to 2019, and of Eargo, Inc., a medical device company, from 2020 to 2022. He also previously served as a member of the Stanford University Athletic Board and on the Management Board of the Stanford Graduate School of Business. Mr. Seawell holds a BA degree in Economics and an MBA degree in Finance from Stanford University.

Mr. Seawell brings to the Board operational expertise and senior management experience, including knowledge of the complex issues facing public companies, and a deep understanding of accounting principles and financial reporting. His significant financial community experience gives the Board an understanding of the methods by which companies can increase value for their stockholders.



AARTI SHAH

Former Senior Vice President & Chief Information and Digital Officer, Eli Lilly and Company

Age: 59

Director Since: 2020

Committees: AC, CC *

Independent Director

Other Current Public Company Boards:

• Sandoz International GmbH

 Senior Leadership & Operations Experience

 Industry & Technical

 Governance & Public Company Board

 Emerging Technologies & Business Models

 Marketing, Communications & Brand Management

 Regulatory, Legal & Risk Management

 Human Capital Management Experience

 Diversity

Aarti Shah serves on the boards of various companies and non-profit organizations. Dr. Shah worked at Eli Lilly and Company for 27.5 years and served in several functional and business leadership roles, most recently as senior vice president and chief information and digital officer, as well as senior statistician, research scientist, vice president for biometrics, and global brand development leader in Lilly's Bio-Medicines business unit. Dr. Shah has served on the board of Sandoz International GmbH, a pharmaceutical company, since 2023.   Dr. Shah has served on the board of trustees of Northwestern Mutual since 2020. She also serves as a trustee of the non-profit organization, Shrimad Rajchandra Love & Care USA. She served on the Indianapolis Public Library Foundation board for the full term of 9 years and on the Center for Interfaith Cooperation for the full term of 4 years. Dr. Shah received her bachelor's and master's degrees in Statistics and Mathematics in India before completing her PhD in Applied Statistics from the University of California, Riverside.

Dr. Shah brings to the Board executive leadership and senior operating experience. Additionally she brings expertise in drug development and technical expertise in the areas of information technology, cybersecurity, advanced analytics, data sciences, and digital health.

* Dr. Shah will start to serve on the CC after the 2024 Meeting.



MARK A. STEVENS

Managing Partner, S-Cubed Capital

Age: 64

Director Since: 2008 (previously served 1993-2006)

Committees: AC, NCGC

Independent Director

Other Current Public Company Boards: None

 Industry & Technical

 Financial/Financial Community

 Governance & Public Company Board

 Emerging Technologies & Business Models

Mark A. Stevens has been the managing partner of S-Cubed Capital, a private family office investment firm, since 2012. He was a managing partner from 1993 to 2011 of Sequoia Capital, a venture capital investment firm, where he had been an associate for the preceding four years. Previously, he held technical sales and marketing positions at Intel Corporation, and was a member of the technical staff at Hughes Aircraft Co. Mr. Stevens is a Trustee of the University of Southern California. He was a director of Quantenna Communications, Inc., a provider of Wi-Fi solutions, from 2016 until 2019. Mr. Stevens holds a BSEE degree, a BA degree in Economics and an MS degree in Computer Engineering from the University of Southern California, and an MBA degree from Harvard Business School.

Mr. Stevens brings to the Board a deep understanding of the technology industry, and the drivers of structural change and high-growth opportunities. He provides valuable insight regarding corporate strategy development and the analysis of acquisitions and divestitures. His significant financial community experience gives the Board an understanding of the methods by which companies can increase value for their stockholders.

Information About the Board of Directors and Corporate Governance

Independence of the Members of the Board of Directors

Nasdaq rules and our Corporate Governance Policies (as further described below) require that a majority of our directors not have a relationship that would interfere with their exercise of independent judgment in carrying out their responsibilities and that they meet any other qualification requirements required by the SEC and Nasdaq.

Dr. Drell served as Provost of Stanford University from 2017 to 2023. NVIDIA has entered into transactions, relationships, or arrangements during the past three fiscal years with Stanford University for the support of research and activities related to NVIDIA's industry and line of business. The amount that NVIDIA paid in each of the last three fiscal years to Stanford University, and the amount received in each fiscal year by NVIDIA from Stanford University, did not, in any of the previous three fiscal years, exceed the greater of $200,000 or 1% of either entity's consolidated gross revenues.

After considering the above arrangements, and all other relevant relationships and transactions, our Board determined that, except for Mr. Huang, all of our directors are "independent" as defined by Nasdaq's rules and regulations. The Board also determined that all members of our AC, CC, and NCGC are independent under applicable Nasdaq listing standards, and that each of Mr. Seawell and Ms. Lora of the AC, and Mr. Jones who will join the AC after the Annual Meeting, are "audit committee financial experts" as defined under applicable SEC rules.

Board Leadership Structure

Our Board ensures that each member has an equal voice in the affairs and the management of NVIDIA by having an independent Lead Director, rather than a chairperson, which the Board believes best serves our stockholders. Our Lead Director is an integral part of our Board structure and critical to our effective corporate governance. The independent directors consider the role and designation of the person to serve as Lead Director on an annual basis. The Board recognizes that different board leadership structures may be appropriate under different circumstances and its annual review includes consideration of whether having a Lead Director continues to best meet NVIDIA's evolving needs and serves in the best interest of its stockholders.

Our Board believes its current leadership structure is appropriate because the active involvement of each of our independent directors, combined with the qualifications, significant responsibilities, and strong oversight by our Lead Director, provide balance on the Board and promote independent oversight of our management and affairs. Our Board also believes its current leadership structure is appropriate because it effectively allocates authority, responsibility, and oversight between management and our independent directors and it provides the right foundation to pursue the Company's strategic and operational objectives, particularly in light of the evolution of our business and operating environment. Our CEO has primary responsibility for the operational leadership and strategic direction of the Company, and the Lead Director facilitates our Board's independent oversight of management, promotes communication between management and our Board, and supports our Board's consideration of key governance matters. This arrangement promotes open dialogue among the Board, including discussions of the independent directors during quarterly executive sessions without the presence of our CEO, which are led by our Lead Director. We believe that our current structure best serves stockholders, without the need to appoint a person to serve as chairperson of the Board.

Under our corporate governance policies, the Board may select a chairperson in its discretion, but, if it does not, a Lead Director shall be designated annually by a majority of the independent directors and identified in the Company's proxy statement. These policies help to ensure a robust independent leadership structure on our Board.

While the Board has the discretion to consider other leadership structures, including having the Lead Director (or chairperson, if any) and CEO roles filled by a single individual, it would only consider a change if it best aligned with the interests of our stockholders, management, and the Board, and it complied with applicable laws and regulations. If in the future our CEO were to take a leadership position on the Board, such as chairperson, we expect that the Board would continue to appoint an independent Lead Director to maintain a balanced and strong leadership structure and otherwise represent the Board independently from the Company's management team. Any changes to the Board's leadership structure would take into account stockholder views, including through our ongoing stockholder outreach, and would be communicated to stockholders on our Investor Relations website and in our proxy statement.

Mr. Neal has served as our Lead Director since 2023 and currently serves as the Chairperson of the NCGC. Our Lead Director may provide input on the design of the Board as requested by the NCGC. In his role as NCGC Chairperson, our Lead Director will continue to lead discussions, provide input, and oversee the design of the Board itself.

Mr. Neal has served as a director since 2019 and has extensive experience as a trial lawyer and has advised numerous companies, boards of directors, and individuals on corporate governance and legal matters. He has also helped clients manage internal and government investigations. Mr. Neal also has executive experience from his time serving as Cooley LLP's CEO, and board and chairman experience from serving on the Levi Strauss & Co. board of directors. The Board believes Mr. Neal's experience, breadth of knowledge, and contributions to the Board position him well to provide strong leadership and oversight of ongoing Board matters and to contribute valuable insight with respect to the Company's business. The Board believes that Mr. Neal is highly qualified to assist the Board in overseeing the identification, assessment, and management of the Company's exposure to various risks as a result of his extensive risk management, legal, and executive experience. The Board believes that Mr. Neal will be able to provide leadership and help guide the Board's independent oversight of the Company's risk exposures through his role as Lead Director. Further information on the Board's oversight of risk management is detailed below under *Role of the Board in Risk Oversight*.

Our Lead Director has significant responsibilities, which are set forth in our Corporate Governance Policies, and include the duties listed below.

Duties of Our Lead Director
✓   Determining an appropriate schedule of Board meetings and seeking to ensure that the independent members of the Board can perform their duties responsibly while not interfering with the flow of our operations
✓   Working with the CEO, and seeking input from other directors and relevant management, as to the preparation of the agendas for Board meetings
✓   Advising the CEO on a regular basis as to the quality, quantity, and timeliness of the flow of information requested by the Board from our management with the goal of providing what is necessary for the independent members of the Board to effectively and responsibly perform their duties, and, although our management is responsible for the preparation of materials for the Board, the Lead Director may specifically request the inclusion of certain material
✓   Coordinating, developing the agenda for, and moderating executive sessions of the independent members of the Board and acting as principal liaison between them and the CEO on sensitive issues
✓   Presiding over Board meetings when the CEO is not present
✓   Convening meetings of the independent directors, as necessary or appropriate
✓   Being available to engage with stockholders, as necessary or appropriate
✓   Performing such other duties as the Board may determine from time to time

Our Lead Director may require Board consideration of risk matters, including adding them to board agendas or as topics for executive sessions of the independent members of the Board. As discussed further below, the Board maintains oversight of strategic risks for the Company and works with the CEO to address risk management matters.

In addition, our Lead Director may represent the Board in communications with stockholders and other stakeholders. The Lead Director makes themself available for consultation with major stockholders pursuant to our Corporate Governance Policies. As Lead Director, Mr. Neal has participated in our annual stockholder outreach meetings and we expect this practice to continue.

Committees of the Board of Directors

The Board has three committees: an AC, a CC, and a NCGC. Each of these committees operates under a written charter, which may be viewed under Governance in the Investor Relations section of our website at www.nvidia.com.

Committee assignments are determined based on background and the expertise which individual directors can bring to a committee. Our Board believes regular committee rotations are a good corporate governance practice which introduces diverse perspectives and ideas, more fully informs its members regarding the full scope of the Board and our activities, and benefits each committee and the Board as a whole. The composition and functions of our committees are set forth below.

AC

Current Members	Members as of our 2024 Meeting
• **A. Brooke Seawell (Chairperson)** • Melissa B. Lora • Michael G. McCaffery • Mark L. Perry • Aarti Shah • Mark A. Stevens	• **A. Brooke Seawell (Chairperson)** • Harvey C. Jones • Melissa B. Lora • Aarti Shah • Mark A. Stevens

In Fiscal 2024, the AC met four times. Selected highlights from its agenda topics included: capitalization review and strategy, tax, treasury, internal audit, information security, and insurance reviews.

Committee Role and Responsibilities

- Oversees our corporate accounting and financial reporting process;
- Oversees our internal audit function;
- Determines and approves the engagement, retention, and termination of the independent registered public accounting firm;
- Evaluates the performance of and assesses the qualifications of our independent registered public accounting firm;
- Reviews and approves the retention of the independent registered public accounting firm for permissible audit and non-audit services;
- Confers with management and our independent registered public accounting firm regarding the results of the annual audit, our quarterly financial statements and results, and the effectiveness of internal control over financial reporting, including those regarding information security;
- Reviews the financial statements to be included in our quarterly reports on Form 10-Q and annual report on Form 10-K;
- Reviews earnings press releases and the substance of financial information and outlook provided to investors and analysts on earnings calls;
- Adopts and maintains policies regarding preapproval of employment of individuals employed or formerly employed by auditors and engaged on our account;
- Prepares the report required to be included by SEC rules in our annual proxy statement or Form 10-K;
- Establishes procedures for the receipt, retention, and treatment of complaints we receive regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters;
- Oversees risks related to financial reporting and exposures, internal audit functions, regulatory, and accounting policies; and
- Reviews and reports on the adequacy and effectiveness of the Company's information security policies and practices and the internal controls regarding information security risks

CC



Current Members	Members as of our 2024 Meeting
• **Dawn Hudson (Chairperson)** • Robert K. Burgess • Tench Coxe • John O. Dabiri • Harvey C. Jones	• **Dawn Hudson (Chairperson)** • Robert K. Burgess • Tench Coxe • John O. Dabiri • Aarti Shah

In Fiscal 2024, the CC met four times. Selected highlights from its agenda topics included: executive, employee, and director compensation, review of benefits, wellness and retirement programs, regulatory updates related to compensation, and review of pay transparency, human capital management, and employee demographics, including diversity.

Committee Role and Responsibilities

- Reviews and approves our overall compensation strategy and policies;
- Reviews and recommends to the Board the compensation of our Board members;
- Reviews and approves the compensation and other terms of employment of Mr. Huang and other executive officers;
- Reviews and approves corporate performance goals and objectives relevant to the compensation of our executive officers and other senior management;
- Reviews and approves the disclosure contained in CD&A and for inclusion in the proxy statement and Form 10-K;
- Administers our stock purchase plans, variable compensation plans, and other similar programs;
- Oversees our human capital management practices including policies related to diversity, inclusion, and belonging;
- Assesses and monitors whether our compensation policies and programs have the potential to create material risks; and
- Oversees risks related to compensation plans, programs and policies, and human capital management

NCGC



Current Members	Members as of our 2024 Meeting
• **Stephen C. Neal (Chairperson)** • Persis S. Drell • Harvey C. Jones • Mark L. Perry • Mark A. Stevens	• **Stephen C. Neal (Chairperson)** • Persis S. Drell • Harvey C. Jones • Mark A. Stevens

In Fiscal 2024, the NCGC met three times. Selected highlights from its agenda topics included: consideration of Board recruiting matters and current Board member backgrounds and skills, trade compliance and regulatory matters, the Company's CS efforts, corporate governance matters, and addressing stockholder concerns.

Committee Role and Responsibilities

- Identifies, reviews, and evaluates candidates to serve as directors;
- Recommends candidates for election to our Board;
- Makes recommendations to the Board regarding committee membership and chairpersons;
- Assesses the performance of the Board and its committees;
- Reviews and assesses our corporate governance principles and practices;
- Monitors changes in corporate governance practices and rules and regulations;
- Approves related party transactions;
- Reviews and assesses our CS strategy, risks, and opportunities periodically, including related programs and initiatives;
- Oversees and reviews policies and practices on trade compliance, regulatory matters, and related risks;
- Establishes procedures for the receipt, retention, and treatment of complaints we receive regarding violations of our Code of Conduct;
- Monitors the effectiveness of our anonymous tip process; and
- Oversees the Company's policies, practices, and investigation procedures in connection with the Company's compliance program

Role of the Board in Risk Oversight

The Board oversees risk management at NVIDIA and delegates oversight of appropriate topics to its committees. The oversight responsibility of our Board and its committees is enabled by management reporting processes, including our ERM process, that are designed to provide visibility to our Board about the identification, assessment, and management of critical risks and management's risk mitigation strategies. Our Board retains direct oversight of strategic risks to NVIDIA and other risk areas not delegated to one of its committees.

RISK OVERSIGHT AT NVIDIA

Board of Directors

Oversees management of major risks

✓ Business Model	✓ Strategic Execution	✓ Product Quality and Safety
✓ Operational, including Supply Chain and Sourcing	✓ Regulatory, Public Policy, Legal, Intellectual Property, and Compliance	✓ Financial and Macroeconomic
✓ Information Security, including Cybersecurity	✓ Brand and Reputation	✓ Business Continuity
✓ Corporate Development and Acquisitions	✓ Management Development	✓ Enterprise Resource Planning

AC	CC	NCGC
✓ Financial statement and earnings materials integrity and reporting ✓ Financial risk exposures, including investments, cash management, and foreign exchange management ✓ Disclosure controls and procedures ✓ Information security and cybersecurity policies and practices and the internal controls regarding information security risks ✓ Oversees the performance of the internal audit function, including auditor functions, performance, and independence ✓ Accounting and audit principles and policies, and regulatory and accounting initiatives ✓ Legal and regulatory compliance, particularly as related to the above matters	✓ Compensation policies, plans, practices and programs for directors, executives, and employees ✓ Human capital management, including recruiting, retention, development, diversity, inclusion, and belonging	✓ Governance structure, processes and policies, including as it relates to regulatory changes and other developments ✓ Stockholder concerns, and policies and procedures for communication ✓ Compliance program and effectiveness of our anonymous tip process ✓ Corporate sustainability, including environmental, social, and corporate governance matters ✓ Trade compliance and non-financial regulatory matters ✓ Board and committee composition and refreshment, and board performance assessment ✓ Related party transactions ✓ Policies and practices related to government relations, public policy, and related expenditures

Management

Management identifies, evaluates, and mitigates business risks and reports to the Board on them

Internal Audit

Provides independent assurance on design and effectiveness of internal controls and governance processes

A review of risk and risk management by our Board, including strategic and information security matters, is integral to NVIDIA's long-term objectives, and by retaining oversight of risks at the Board level, we believe we have established a process allowing for thorough assessment of these matters. Given the importance of topics like information security to our business, which includes cybersecurity, the Board has determined that these matters should remain under the full Board's oversight. The AC also reviews the adequacy and effectiveness of the Company's information security policies and practices and the internal controls regarding information security risks. The AC receives regular information security updates from management, including our Chief Security Officer and members of our security team. The Board also receives annual reports on information security matters from our Chief Security Officer and members of our security team.

The involvement of our Board committees is designed to increase the effectiveness of the Board's risk oversight by allocating authority and responsibility, as set forth in committee charters, to the particular committee that is best equipped to provide guidance and oversight regarding the operations, issues and risks presented, with escalation to the full Board as appropriate. The AC also meets in executive session with the leaders of our key control functions, which ensures that Board members have direct access to these teams, and that these teams are appropriately staffed and resourced. Committee chairpersons provide regular reports to the full Board regarding matters reviewed by their committees, including key risks, and the committees work together with the full Board to facilitate the receipt of the information deemed necessary to fulfill their oversight responsibilities over our risk management activities. Our Board believes that our Board leadership structure helps to facilitate its oversight of risk at the Company because its strong independent Lead Director and independent committees proactively provide oversight of and engage with management on the Company's key risks. For further discussion, please see *Board Leadership Structure* above.

Each year management leads an ERM process, which includes a formal assessment of the Company's risk environment and facilitates the provision of regular reports to senior management, including the CEO, regarding the actions, strategies, processes, controls, and procedures specific to managing, mitigating, and anticipating significant risks. The ERM process is overseen and reviewed by the Board and the AC on an annual basis. Our ERM process identifies, assesses, and manages the Company's most significant risks and uncertainties that could materially impact the long-term health of the Company or prevent the achievement of strategic objectives.

Our ERM team works with senior management, as well as our Lead Director and committee chairpersons, to identify major risks to the Company. We do not have a member of senior management with the title of Chief Compliance Officer. Instead, our ERM process and action plan are reviewed by our CEO and other NEOs who report directly to our CEO, other members of senior management, and our internal audit team. This full team of leaders is responsible for managing key risks specific to their functional areas.

The ERM process facilitates the incorporation of risk assessment and evaluation into the strategic planning process. Because risks are considered in conjunction with the Company's operations and strategies, including long-term strategies, risks are identified and evaluated across different timeframes, including in the short-, intermediate-, and long-term, depending on the specific risk. In evaluating top risks, the Board and management consider short-, intermediate-, and long-term potential impacts on the Company's business, financial condition, and results of operations, which involves looking at the internal and external environment when evaluating risks, risk amplifiers, and emerging trends, and they consider the risk horizon as part of prioritizing the Company's risk mitigation efforts. The Company's significant risks identified through the ERM process are reviewed periodically, but at least annually with the Board and AC, including the potential impact and likelihood of the risks materializing over the relevant timeframe, future threats and trends, and the actions, strategies, processes, controls, and procedures used or to be implemented to manage and mitigate the risks. As a part of this annual process, the Board provides feedback on risk management strategies, as well as the ERM process.

The Board and its committees receive updates, as appropriate, during the year from management regarding the risk management processes, operations and organization, the mitigation of key existing and emerging risks and, as appropriate, provide feedback to address these matters, including those related to cybersecurity, trade compliance, and strategy. Management's regular attendance at Board and committee meetings provides Board members direct access to our management team and the opportunity for the Board to receive updates on our risk exposure. Further, the agendas for each Board meeting, as determined by our CEO and Lead Director, are developed and adjusted throughout the year, to adapt to any emerging risks or key topics.

The Company's ERM process is designed so that the Board can respond to risks in a manner that closely aligns to the Company's disclosure controls and procedures. The ERM results are reviewed and considered by members of management who are responsible for our public reporting and the Board. Our public reports are prepared by management who participate in the ERM process, and are reviewed by the Board or its committees, as appropriate, and this process contributes to the effective functioning of our disclosure controls and procedures. Our risk oversight processes and disclosure controls and procedures are designed to appropriately identify potential risks for disclosure.

The Board, each of its committees, and senior management have in the past and may continue to engage outside advisors, experts, and consultants, to help develop and analyze the Company's risk management and mitigation efforts and associated controls and procedures, as well as to help the Company anticipate future threats and trends which could have an impact on our business.

Corporate Governance Policies of the Board of Directors

The Board has adopted Corporate Governance Policies to ensure that the Board has the necessary authority and processes in place to review and evaluate our business operations as needed and to make decisions that are independent of our management. These policies include practices the Board follows with respect to its composition and selection, regular evaluations of the Board and its committees, Board meetings and involvement of senior management, senior management performance evaluation, and Board committees and compensation. These policies may be viewed under Governance in the Investor Relations section of our website at www.nvidia.com.

Executive Sessions of the Board

As required under Nasdaq's listing standards, our independent directors meet regularly in scheduled executive sessions at which only independent directors are present, as well as in sessions with the CEO. In Fiscal 2024, our independent directors met in both types of executive sessions at four of our scheduled quarterly Board meetings.

Director Attendance at Annual Meeting

We expect that our directors will attend each annual meeting, absent a valid reason. All Board members as of our 2023 Meeting attended our 2023 Meeting.

Board Self-Assessments

The NCGC oversees an evaluation process, conducted at least annually, whereby outside legal counsel for NVIDIA interviews each director to obtain his or her evaluation of the Board as a whole, and of the committees on which he or she serves. The interviews solicit ideas from the directors about, among other things, improving the quality of Board and/or committee oversight effectiveness regarding strategic direction, financial and audit matters, executive compensation, acquisition activity, and other key matters. The interviews also focus on Board process and identifying specific issues which should be discussed in the future. After these evaluations are complete, our outside corporate counsel summarizes the results, reviews them with our Lead Director, and then submits the summary for discussion by the NCGC.

In response to the evaluations conducted in Fiscal 2024, our Board determined to focus on competitive advantage, growth management, vertical initiatives, AI regulations, supply chain, management development and company culture, and geopolitical and regulatory risks. The Board also determined to continue to focus on the Board's composition and process for Board refreshment.

Director Orientation and Continuing Education

The NCGC and our General Counsel are responsible for new director orientation and for administering or approving eligible director continuing education programs. Continuing education programs for directors may include a combination of internally developed materials and presentations, programs presented by third parties, and financial and administrative support for attendance at qualifying academic or other independent programs.

Director Time Commitment and Outside Board Memberships

Our directors are expected to devote sufficient time to Board and committee duties and to understanding the Company's business. The NCGC reviews the other commitments of potential Board candidates, and does so annually for existing Board members, to determine if this expectation can be met. In making this determination, the NCGC considers, among other factors, stakeholder guidelines regarding numerical limits on public company boards on which a director may sit. None of our directors serve on more than two public company boards (including NVIDIA), and none of our non-employee directors serve as a CEO or executive officer of a public company.

Director Stock Ownership Guidelines

Our Corporate Governance Policies require each non-employee director to hold shares of our common stock with a total value equal to six times the annual cash retainer for Board service during the period in which he or she serves as a director (or six times his base salary, in the case of the CEO). The shares may include vested deferred stock, shares held in trust, and shares held by immediate family members, but unvested or unexercised equity awards do not count for purposes of this ownership calculation. Non-employee directors have five years after their Board appointment to reach the ownership threshold. Our stock ownership guidelines are intended to further align director interests with stockholder interests.

Each non-employee director and Mr. Huang currently meets or exceeds the stock ownership requirements, with the exception of Ms. Lora, who joined our Board in 2023 and has five years from joining the Board to reach the ownership threshold.

Hedging and Pledging Policy

Under our Insider Trading Policy, our directors, executive officers, employees, and their designees may not hedge their ownership of NVIDIA stock, including but not limited to trading in options, puts, calls, or other derivative instruments related to NVIDIA stock or debt. Additionally, directors, executive officers, employees, and their designees may not purchase NVIDIA stock on margin, borrow against NVIDIA stock held in a margin account, or pledge NVIDIA stock as collateral for a loan.

Senior Management Development

We believe in extensive leadership development. Our management structure ensures that over 60 senior managers work directly with our CEO to execute our corporate strategies. This approach results in strategic alignment, exposes leaders to a broad spectrum of corporate activities, and presents the Board with a pool of excellent candidates for future promotion. Our CEO also selects senior leaders to engage directly with the Board on key initiatives and provides periodic updates to our Board on management development.

Outside Advisors

The Board and each of its principal committees may retain outside advisors and consultants of their choosing at our expense. The Board need not obtain management's consent to retain outside advisors. In addition, the principal committees need not obtain either the Board's or management's consent to retain outside advisors.

Code of Conduct

Our directors, executives, and employees are expected to conduct themselves with the highest degree of integrity, ethics, and honesty. Our credibility and reputation depend upon their good judgment, ethical standards, and personal integrity. Our Code of Conduct applies to all executive officers, directors, and employees, including our principal executive officer, principal financial officer, and principal accounting officer. The Financial Team Code of Conduct applies to our executive officers, directors, members of our finance department, and all employees involved in the preparation and review of externally-reported periodic financial reports, filings, and documents. We regularly review our Code of Conduct and related policies to ensure that they provide clear guidance to our directors, executives, and employees. We also regularly train our employees on our Code of Conduct and other policies.

The Code of Conduct and the Financial Team Code of Conduct may be viewed under Governance in the Investor Relations section of our website, at www.nvidia.com. If we make any amendments to either code, or grant any waiver from a provision of either code to any executive officer or director, we will promptly disclose the nature of the amendment or waiver on our website or in a report on Form 8-K. Information contained on our website is not incorporated by reference into this or any other report we file with the SEC.

Corporate Hotline

We have established an independent corporate hotline to allow any employee, contractor, customer, or partner to confidentially and anonymously submit a complaint about any accounting, internal controls, auditing, Code of Conduct, or other matter of concern (unless prohibited by local privacy laws).

Stockholder Communications with the Board of Directors

Stockholders who wish to communicate with the Board regarding nominations of directors or other matters may do so by sending electronic written communications addressed to Timothy S. Teter, our Secretary, at shareholdermeeting@nvidia.com. All stockholder communications we receive that are addressed to the Board will be compiled by our Secretary. If no particular director is named, letters will be forwarded, depending on the subject matter, to the chairperson of the AC, CC, or NCGC. Matters put forth by our stockholders will be reviewed by the NCGC, which will determine whether these matters should be presented to the Board. The NCGC will give serious consideration to all such matters and will make its determination in accordance with its charter and applicable laws.

Majority Vote Standard

Under our Bylaws, in an uncontested election, stockholders will be given the choice to cast votes **FOR** or **AGAINST** the election of directors or to **ABSTAIN** from such vote and shall not have the ability to cast any other vote with respect to such election of directors. A director shall be elected by the affirmative vote of the majority of the votes cast with respect to that director, meaning the number of shares voted **FOR** a director must exceed the number of votes cast **AGAINST** that director. If the votes cast **FOR** an incumbent director in a non-contested election do not exceed the number of **AGAINST** votes, such incumbent director shall offer to tender his or her resignation to the Board. The NCGC or other committee that may be designated by the Board will make a recommendation to the Board on whether to accept or reject the resignation or whether other action should be taken. The Board will act on such committee's recommendation and publicly disclose its decision and the rationale within 90 days from the date of certification of the election results. In making their decision, such committee and the Board will evaluate the best interests of the Company and its stockholders and shall consider all factors and information deemed relevant. The director who tenders his or her resignation will not participate in such committee's recommendation or the Board's decision.

In a contested election, in which the number of nominees exceeds the number of directors to be elected, stockholders will be given the choice to cast **FOR** or **WITHHOLD** votes for the election of directors and shall not have the ability to cast any other vote with respect to such election of directors. Our directors will be elected by a plurality of the shares represented at any such meeting or by proxy and entitled to vote on the election of directors at that meeting. The directors receiving the greatest number of **FOR** votes will be elected.

In either case, abstentions and broker non-votes will each be counted as present for purposes of determining the presence of a quorum but will have no effect on the vote.

Stockholder Special Meeting Right

As part of our Board and management's comprehensive review of current corporate governance practices, our Board adopted an amendment to our Bylaws in March 2024 to permit stockholders who own at least 15% of the voting power of all the then-outstanding shares of voting stock of the Company, and who have owned such shares continuously for at least one year, to request a special meeting of stockholders, provided that the stockholders satisfy the disclosure, timing and other requirements set forth in our Bylaws intended to ensure that stockholders receive adequate, timely, and accurate information in connection with a special meeting. Our Board believes that this special meeting right strikes an appropriate balance by ensuring that stockholders have a meaningful right to call a special meeting to act on extraordinary, pressing events, while also protecting the Company and its broader stockholder base against narrow and short-term interests.

Board Meeting Information

The Board met four times during Fiscal 2024, including meetings during which the Board discussed the strategic direction of NVIDIA, explored and discussed new business and strategic opportunities and the product roadmap, and other matters facing NVIDIA. We expect each Board member to attend each meeting of the Board and the committees on which he or she serves. Each Board member attended 75% or more of the applicable meetings of the Board and of each committee on which he or she served during Fiscal 2024.

Corporate Sustainability

NVIDIA invents computing technologies that improve lives and address global challenges. Our goal is to integrate sound CS principles and practices into every aspect of the Company. Our Board and management believe that environmental stewardship, social responsibility, and solid governance are important to our business strategy and long-term value creation. While the full Board has ultimate responsibility for CS matters that impact our business, each committee of the Board oversees CS matters across our business operations in the areas that align with their respective responsibilities. The NCGC is responsible for reviewing and discussing with management our policies, issues, and reporting related to sustainability, including overall sustainability strategy, risks, and opportunities, and related programs and initiatives. Our CS team updates the NCGC at least semiannually on these topics, as well as pertinent regulations and stakeholder inputs, and gathers feedback from the NCGC on issues such as climate change, human rights, and diversity and inclusion. The CS team also reports on sustainability issues to the full Board annually.

In Fiscal 2024, we launched a Corporate Sustainability Steering Committee, or the CSSC, comprised of members of our executive leadership team. The CSSC is responsible for overseeing and providing input on our sustainability strategy and program. Feedback from the Board, the NCGC and CSSC, along with specific input from our executive team, helps to determine the focus and scope of our sustainability strategy and program.

The following sections provide an overview of our principles and practices. More information can be found on the Corporate Sustainability section of our website and in our annual Sustainability Report. Information contained on our website or in our annual Sustainability Report is not incorporated by reference into this or any other report we file with the SEC. Refer to "Item 1A. Risk Factors" in our Form 10-K for a discussion of risks and uncertainties we face related to CS.

Climate and Efficiency

We assess our carbon footprint across our product lifecycle and assess climate risks, including current and emerging regulations and market impacts. Improving performance and energy efficiency is a principal goal in each step of our research, development, and design processes. NVIDIA GPUs powered 24 of the top 30 systems on the November 2023 Green500 list, including the No. 1 spot with the H100 GPU-based Henri system. Our Earth-2 initiative aims to harness AI and high-performance computing to unlock the potential of vast quantities of climate data to inform decision-making.

We commit to the following greenhouse gas emissions, or GHG emissions, reduction goals:

- Scope 1 and 2: By the end of Fiscal 2025, and annually thereafter, we expect to achieve and maintain 100% renewable electricity for offices and data centers under our operational control. By delivering on this commitment, we aim to reduce our Scope 1 and 2 emissions in line with prevalent climate science standards.

- Scope 3: By the end of Fiscal 2026, we expect to engage manufacturing suppliers comprising at least 67% of NVIDIA's scope 3 category 1 GHG emissions, with the goal of effecting supplier adoption of science-based targets.

Human Capital Management

We believe that our employees are our greatest assets, and they play a key role in creating long-term value for our stakeholders. The CC provides oversight of the Company's human capital management, including policies and strategies regarding recruiting, development, retention, diversity, inclusion, and belonging.

Recruitment, Development, and Retention

As the demand for global technical talent continues to be competitive, we have grown our technical workforce and have been successful in attracting top talent to NVIDIA. We have attracted talent globally through our strong employer brand and differentiated hiring strategies for college, professional, and leadership talent. Our workforce is 83% technical and 49% hold advanced degrees. Additionally, we have increased focus on diversity recruiting, resulting in an increase in global female hiring in each channel. Our own employees help to surface top talent, with over 40% of our new hires in Fiscal 2024 coming from employee referrals.

To support employee development, we provide opportunities to learn on-the-job through training courses, targeted development programs, mentoring and peer coaching and ongoing feedback. We offer tuition reimbursement programs to subsidize educational programs and advanced certifications. We implemented a career coaching service to provide one-on-one guidance to employees, and encourage internal job mobility. We have implemented specifically designed mentoring and development programs for women and employees from traditionally underrepresented groups to ensure widespread readiness for future advancement.

We want NVIDIA to be a place where people can build their careers over their lifetime. Our employees tend to come and stay. In Fiscal 2024, our overall turnover rate was 2.7%.

Compensation, Benefits, and Well-Being

Our compensation program rewards performance and is structured to encourage employees to invest in the Company's future. Employees receive equity, except where unavailable due to local regulations, that is tied to the value of our stock price and vests over time to retain employees while simultaneously aligning their interests with those of our stockholders.

We offer comprehensive benefits to support our employees' and their families' physical health, well-being, and financial health. We are committed to providing tailored benefits based on the needs of our Community Resource Groups and continuing our support for parents, both new birth parents and those who wish to become parents.

Our support has been enhanced during times of crisis, such as war or economic volatility, to take care of our existing team of world-class talent and their families.

Diversity, Inclusion, and Belonging

We believe that diverse teams fuel innovation, and we are committed to creating an inclusive culture that supports all employees.

When recruiting for new talent or developing our current employees, we strive to build a diverse talent pipeline that includes those underrepresented in the technology field, including women, Black/African American, and Hispanic/Latino candidates.

To this end, we have been:

- Partnering with institutions and professional organizations serving historically underrepresented communities;

- Embedding dedicated recruiting teams to business areas to shepherd underrepresented candidates through the interview process and find internal opportunities;

- Supporting the development of women employees through programs aimed at building a pipeline of future leaders;

- Providing peer support and executive sponsors for our internal community resource groups;

- Providing training and education to managers and peers on fostering supportive environments and recruiting for diversity;

- Tracking equity and parity in retention, promotions, pay, and employee engagement scores; and

- Measuring year over year progress and providing leadership visibility on diversity efforts.

As of the end of Fiscal 2024, our global workforce was 79% male, 20% female, and 1% not declared, with 6% of our workforce in the United States composed of Black or African American and Hispanic or Latino employees.

We strive to provide equitable compensation and opportunities for advancement to all employees and to achieve promotion parity based on gender, race, and ethnicity.

Since 2020, we have used a third-party firm to analyze our pay practices and promotion activity across rating, education, years of experience, job function, family, and level. The review has determined that we've achieved pay parity, defined as no statistically significant differences in compensation based on gender, race, or ethnicity, for the past several years, and we plan to continue doing so.

In Fiscal 2024, as we promoted many in our workforce, women continue to be promoted at an approximately equal rate to men.

Flexible Working Environment

We support a flexible work environment, understanding that many employees want the ability to work from home under certain conditions. This flexibility supports diverse hiring, retention, and employee engagement, which we believe makes NVIDIA a great place to work.

During Fiscal 2025, we will continue to have a flexible work environment and maintain our company wide 2-days off a quarter for employees to rest and recharge.

Product Value Chain

We seek to promote human rights throughout our supply chain and expect our suppliers to respect human rights whenever they provide products or services for us.

We are a full member of the RBA, an international industry organization dedicated to corporate social responsibility in global supply chains. Since adopting the RBA Code of Conduct in 2007 when we first became an RBA member, we have continued to integrate its elements into our processes, including auditing strategic suppliers and conducting internal assessments to confirm that we are addressing all aspects of responsible supply chain management. All of our manufacturing suppliers are expected to comply with the RBA Code of Conduct and associated NVIDIA policies, including an Agreement for Manufacturer Environmental Compliance.

We expect our suppliers to maintain progressive employment, environmental, health, safety, and ethical practices that meet or exceed applicable laws, the RBA Code of Conduct, our Code of Conduct, and our Human Rights Policy. We also encourage suppliers to use the RBA Code of Conduct as a platform to go above and beyond compliance. We monitor our supply chain through Validated Assessment Program audits and work directly with suppliers to implement any corrective actions.

Our goal is to use only conflict-free gold, tantalum, tungsten, and tin (3TG) in our products and to achieve 100% Responsible Minerals Assurance Process-compliant tantalum, tin, tungsten, and gold processing facilities, as explained in more detail in our Responsible Minerals Policy.

Human Rights

We define human rights as the fundamental rights, freedoms, and standards of treatment belonging to all humans. We follow the laws of the countries in which we operate, and endorse internationally recognized principles, including the United Nations Global Compact, the United Nations Guiding Principles, the Universal Declaration of Human Rights, the International Covenant on Civil and Political Rights, the International Covenant on Economic, Social and Cultural Rights, the Core Conventions of the International Labour Organization, and the International Labour Organization Declaration on Fundamental Principles and Rights at Work.

We have codified our approach to human rights in our Human Rights Policy and work to embed human rights considerations into decision-making processes throughout the Company.

Trustworthy AI

Our trustworthy artificial intelligence, or AI, principles, which we share with customers and partners, reflect our core values and our Code of Conduct. We endeavor to deliver AI models that comply with privacy and data protection laws, perform safely and as intended, provide transparency about a model's design and limitations, minimize unwanted bias, and give equal opportunity to benefit from AI.

Our products are programmable and general purpose in nature. When we provide tools to help developers create applications for specific industries, we focus on creating products and services that enable developers to create and accelerate socially beneficial applications.

Public Policy Engagement and Accountability

Our NCGC oversees our public policy engagement and accountability. Our Government Relations team engages in public policy advocacy to affect government action on issues of importance to our business, customers, stockholders, and employees, and to provide thought leadership to global governments on issues that directly affect our business. It is also a platform for educating policymakers through demonstrations of NVIDIA's technology, amplifying our work in targeted areas, and collaborating with various organizations on issues of shared interest. We focus our public policy activities in AI, specifically to promote investment in core AI research, support workforce development around AI, and provide educational resources to technology policy advisors. NVIDIA may incur expenditures to support or educate viewpoints on public policy issues, including expenditures for intermediaries that advocate on our behalf if it is in our best interest.

NVIDIA does not make contributions of any kind (money, employee time, goods or services, or employee expense reimbursements) to political parties or candidates, including any direct contributions to any intermediary organizations, such as political action committees, or PACs, or lobbyists, campaign funds, or trade or industry associations or super PACs. This policy applies in all countries and across all levels of government, even where such contributions are permitted by law.

We belong to trade associations worldwide, representing the interests of the technology industry, industries in which we operate and the broader business community. Where required by law, we file lobbying disclosure reports with applicable governments.

Management reports to the NCGC about our policies and practices in connection with governmental relations, public policy advocacy, and related expenditures.

NVIDIA's policies and practices related to public policy matters, including lobbying activities, trade association memberships, and related expenditures, are available on our website at https://investor.nvidia.com/governance/governance-documents.

Director Compensation

The CC reviews our non-employee director compensation annually with the assistance of Exequity LLP, the CC's independent compensation consultant. Exequity prepares peer group data and informs the CC on trends in director compensation and corporate governance best practices.

For our non-employee director compensation program for the year starting on the date of our 2023 Meeting, or the 2023 Program, the CC recommended, and the Board approved, maintaining the same compensation as the previous year with an approximate value of $340,000, slightly below the median paid by the peer group (most recently approved by the CC at the time of its recommendation) to their non-employee directors:

$85,000	$255,000
Cash Retainer (1)	**Equity Retainer (RSUs) (2)**

(1) Annual amount, paid quarterly.

(2) Target annual value of RSUs granted on the first trading day following the date of our 2023 Meeting, or the 2023 Program RSUs. To correlate vesting with Board service, 50% of the RSUs vested on the third Wednesday in November 2023 and 50% will vest on the third Wednesday in May 2024, subject to the director's continuous service with us. If a director's service terminates due to death, their RSU grants will immediately vest in full.

We do not pay additional fees for serving as a Lead Director, as chairperson or member of our committees, or for meeting attendance. Directors who are also employees do not receive compensation for service on the Board.

The number of shares subject to each director's 2023 Program RSUs and to the Initial Lora RSUs (as defined below) equaled the target value of the grant divided by the 30-calendar day trailing average closing price of our common stock that ended the business day before the 2023 Meeting and Ms. Lora's appointment to the Board, respectively, to smooth the effects of possible market volatility. The CC considered various approaches to calculating the number of shares underlying the 2023 Program RSUs and Initial Lora RSUs and determined the process described above was appropriate.

Non-employee directors can elect to defer settlement of RSUs upon vesting for tax planning purposes to the earlier of (i) a future year (no sooner than 2025 for the 2023 Program RSUs and 2023 Program Lora RSUs (as defined below), and no sooner than 2027 for the Initial Lora RSUs) or (ii) in connection with the director's cessation of service or certain change in control events, in accordance with the rules under Section 409A of the Internal Revenue Code. Messrs. Coxe, Jones, McCaffery, and Neal, and Dr. Shah elected to defer settlement of their 2023 Program RSUs, and Ms. Lora elected to defer settlement of her Initial Lora RSUs and 2023 Program Lora RSUs. Directors do not receive dividends on unvested, or vested but deferred, RSUs.

Other Compensation/Benefits

Our directors are reimbursed for expenses incurred in attending Board and committee meetings and continuing educational programs pursuant to our Corporate Governance Policies. We do not offer change-in-control benefits to our directors, except for vesting acceleration under our equity plans that applies to all award holders under such plans if an acquirer does not assume or substitute for those awards, provided that the award holder's continuous service with us has not terminated prior to the applicable change-in-control.

Director Compensation for Fiscal 2024

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) (1)	Total ($)
Robert K. Burgess	85,000	274,268	359,268
Tench Coxe	85,000	274,268	359,268
John O. Dabiri	85,000	274,268	359,268
Persis S. Drell	85,000	274,268	359,268
Dawn Hudson	85,000	274,268	359,268
Harvey C. Jones	85,000	274,268	359,268
Melissa B. Lora (2)	56,000	525,372 (3)	581,372
Michael G. McCaffery	85,000	274,268	359,268
Stephen C. Neal	85,000	274,268	359,268
Mark L. Perry	85,000	274,268	359,268
A. Brooke Seawell	85,000	274,268	359,268
Aarti Shah	85,000	274,268	359,268
Mark A. Stevens	85,000	274,268	359,268

(1) Amounts shown do not reflect amounts actually received by the director. Instead, these amounts reflect the aggregate full grant date fair value, calculated in accordance with ASC 718, for RSU awards granted during Fiscal 2024. The assumptions used in the calculation of award values are set forth in Note 4 to our consolidated financial statements titled *Stock-Based Compensation* in our Form 10-K. On June 23, 2023, each non-employee director then serving on the Board received their RSU grant for 650 shares, representing their 2023 Program RSUs. The grant date fair value per share for these awards as determined under ASC 718 was $421.95.

(2) Reflects a pro-rated annual cash retainer for service commencing with Ms. Lora's appointment to the Board in July 2023.

(3) Ms. Lora was awarded on August 8, 2023: (a) in connection with her appointment to the Board in July 2023, an initial RSU grant for 587 shares with a target value of $255,000, or the Initial Lora RSUs, with a grant date fair value per share as determined under FASB ASC Topic 718 of $446.21, and (b) as compensation for her service on the Board through the date of the 2024 Meeting, a pro-rated 2023 Program RSU grant for 590 shares, with a grant date fair value per share as determined under FASB ASC Topic 718 of $446.52, reflecting the period of service between her appointment date and the date of the 2024 Meeting, or the 2023 Program Lora RSUs. The Initial Lora RSUs vested as to 1/6th of the shares on December 13, 2023 and will vest as to 1/6th of the shares approximately every six months thereafter, subject to Ms. Lora's continuous service with us. A pro rata amount of the 2023 Program Lora RSUs vested on November 15, 2023 and the remainder will vest on May 15, 2024, subject to Ms. Lora's continuous service with us. If Ms. Lora's service terminates due to death, her RSU grants will immediately vest in full.

The following table provides information regarding the aggregate number of unvested RSUs held by each of our non-employee directors as of January 28, 2024:

Name	RSUs	Name	RSUs
Robert K. Burgess	325	Michael G. McCaffery	325
Tench Coxe	325	Stephen C. Neal	325
John O. Dabiri	325	Mark L. Perry	325
Persis S. Drell	325	A. Brooke Seawell	325
Dawn Hudson	325	Aarti Shah	325
Harvey C. Jones	325	Mark A. Stevens	325
Melissa B. Lora	815		

None of our non-employee directors held unexercised stock options as of January 28, 2024.

The following aggregate number of vested RSUs for which settlement was previously deferred were ultimately issued in Fiscal 2024: 1,716 RSUs for Ms. Hudson, 8,884 RSUs for Mr. Jones, 1,716 RSUs for Mr. McCaffery, and 2,848 RSUs for Mr. Neal.

Review of Transactions with Related Persons

Employees, officers, and directors must avoid any activity that conflicts with, or has the appearance of conflicting with, our interests. This policy is included in our Code of Conduct and our Financial Team Code of Conduct. We regularly conduct a review of all related party transactions for potential conflicts of interest and all transactions involving executive officers or directors must be approved by the NCGC in compliance with the Company's policies and the Listing Standards of The Nasdaq Global Select Market. Except as discussed below, there were no transactions with related persons in Fiscal 2024 that would require disclosure in this proxy statement or approval by the NCGC.

Transactions with Related Persons

The daughter and son of Jen-Hsun Huang, our President and Chief Executive Officer and a member of our Board, are employed by the Company. Neither of them shares a household with Mr. Huang, is one of our executive officers, or reports directly to Mr. Huang. Additionally, the son of Dr. Shah, one of our directors, has been employed by the Company since February 2024. He does not share a household with Dr. Shah and is not one of our executive officers.

The compensation of these individuals was determined in accordance with NVIDIA's compensation practices applicable to employees with comparable qualifications and responsibilities and holding similar positions and without the involvement of Mr. Huang or Dr. Shah, respectively. The total compensation for Fiscal 2024 of the daughter and son of Mr. Huang was approximately $370,000 and $330,000, respectively. The total compensation for Fiscal 2025 of the son of Dr. Shah is expected to be approximately $450,000.

Each of them has received and continues to be eligible for equity awards on the same general terms and conditions as applicable to employees in similar positions who do not have such family relationships.

We have entered into indemnity agreements with our executive officers and directors which provide, among other things, that we will indemnify such executive officer or director, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines, and settlements he or she may be required to pay in actions or proceedings which he or she is or may be made a party by reason of his or her position as a director, executive officer or other agent of NVIDIA, and otherwise to the fullest extent permitted under Delaware law and our Bylaws. We intend to execute similar agreements with our future executive officers and directors.

See *Employment, Severance, and Change-in-Control Arrangements* below for a description of the terms of the 2007 Plan, related to a change-in-control of NVIDIA.

During Fiscal 2024, we granted RSUs to our non-employee directors, and RSUs and PSUs to our executive officers (other than Mr. Huang, who received PSUs only). See *Director Compensation* above and *Executive Compensation* below.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information as of March 25, 2024 as to shares of our common stock beneficially owned by each of our NEOs, each of our directors, all of our directors and executive officers as a group, and all known by us to be beneficial owners of 5% or more of our common stock. Beneficial ownership is determined in accordance with the SEC's rules and generally includes voting or investment power with respect to securities as well as shares of common stock subject to options exercisable, or PSUs or RSUs that will vest, within 60 days of March 25, 2024.

This table is based upon information provided to us by our executive officers and directors. Information about principal stockholders, other than percentages of beneficial ownership, is based solely on Schedules 13G/A filed with the SEC. Unless otherwise indicated and subject to community property laws where applicable, we believe that each of the stockholders named in the table has sole voting and investment power with respect to the shares indicated as beneficially owned. Percentages are based on 2,463,726,581 shares of our common stock outstanding as of March 25, 2024, adjusted as required by SEC rules.

Name of Beneficial Owner	Shares Owned		Shares Issuable Within 60 Days	Total Shares Beneficially Owned	Percent
NEOs:					
Jen-Hsun Huang	93,463,791	(1)	—	93,463,791	3.79%
Colette M. Kress	515,421	(2)	—	515,421	*
Ajay K. Puri	409,688	(3)	—	409,688	*
Debora Shoquist	201,610	(4)	—	201,610	*
Timothy S. Teter	231,305	(5)	—	231,305	*
Directors, not including Mr. Huang:					
Robert K. Burgess	29,903		325	30,228	*
Tench Coxe	3,785,524	(6)	—	3,785,524	*
John O. Dabiri	1,730		325	2,055	*
Persis S. Drell	28,503	(7)	325	28,828	*
Dawn Hudson	70,175		325	70,500	*
Harvey C. Jones	743,328	(8)	—	743,328	*
Melissa B. Lora	—	(9)	—	—	*
Michael G. McCaffery	10,068	(10)	—	10,068	*
Stephen C. Neal	15,386	(11)	—	15,386	*
Mark L. Perry	138,287	(12)	325	138,612	*
A. Brooke Seawell	501,763	(13)	325	502,088	*
Aarti Shah	—	(14)	—	—	*
Mark A. Stevens	4,102,556	(15)	325	4,102,881	*
Directors and executive officers as a group (18 persons)	104,249,038	(16)	2,275	104,251,313	4.23%
5% Stockholders:					
The Vanguard Group, Inc.	204,504,938	(17)	—	204,504,938	8.30%
BlackRock, Inc.	180,593,555	(18)	—	180,593,555	7.33%
FMR LLC	127,855,229	(19)	—	127,855,229	5.19%

* Represents less than 1% of the outstanding shares of our common stock.

(1) Includes (a) 60,483,228 shares of common stock held by Jen-Hsun Huang and Lori Huang, as co-trustees of the Jen-Hsun and Lori Huang Living Trust, u/a/d May 1, 1995, or the Huang Trust; (b) 4,948,956 shares of common stock held by J. and L. Huang Investments, L.P., of which the Huang Trust is the general partner; (c) 2,228,000 shares of common stock held by The Huang 2012 Irrevocable Trust, of which Mr. Huang and his wife are co-trustees; (d) 2,968,428 shares of common stock held by The Jen-Hsun Huang 2016 Annuity Trust II, of which Mr. Huang is trustee; (e) 2,968,428 shares of common stock held by The Lori Lynn Huang 2016 Annuity Trust II, of which Mr. Huang's wife is trustee; (f) 5,007,800 shares of common stock held by The Huang Irrevocable Remainder Trust u/a/d 2/19/2016, of which Mr. Huang and his wife are co-trustees; and (g) 6,813,073 shares of common stock held by The Jen-Hsun & Lori Huang Foundation, or the Huang Foundation, of which Mr. Huang and his wife are board members. By virtue of their status as co-trustees of the Huang Trust, The Huang 2012 Irrevocable Trust, and The Huang Irrevocable Remainder Trust, each of Mr. Huang and his wife may be deemed to have shared beneficial ownership of the shares referenced in (a), (b), (c), and (f), and to have shared power to vote or to direct the vote or to dispose of or direct the disposition of such shares. By virtue of their status as board members of the Huang Foundation since 2007, Mr. Huang and his wife may be deemed to have shared beneficial ownership of the shares referenced in (g), and to have shared power to vote or to direct the vote or to

dispose of or direct the disposition of such shares, and therefore the Huang Foundation's shares are being reported in accordance with Item 403 of Regulation S-K. Mr. Huang and his wife have no pecuniary interest in the Huang Foundation's shares.

(2)   Includes 400 shares held by son 1, 400 shares held by son 2, and 76,768 shares held by a limited liability company, the sole member of which is an irrevocable trust of which the trustee is an independent institution.

(3)   Includes (a) 358,148 shares of common stock held by the Ajay K Puri Revocable Trust dtd 12/10/2015, of which Mr. Puri is the trustee and of which Mr. Puri exercises sole voting and investment power, and (b) 4,636 shares of common stock held by The Puri 2019 Irrevocable Children's Trust dtd 12/06/2019, of which Mr. Puri is one of the trustees. Mr. Puri disclaims beneficial ownership of the shares held by The Puri 2019 Irrevocable Children's Trust, except to the extent of his pecuniary interest therein.

(4)   Includes 185,363 shares of common stock held by the Debora C. Shoquist Revocable Living Trust dtd 6/13/2002, of which Ms. Shoquist is the trustee.

(5)   Represents shares of common stock held by the Horne Teter Family Living Trust, dated February 1, 2019, of which Mr. Teter is a co-trustee and exercises shared voting and investment power.

(6)   Includes (a) 685,248 shares of common stock held in a retirement trust over which Mr. Coxe exercises sole voting and investment power, and (b) 3,097,136 shares of common stock held in The Coxe Revocable Trust, of which Mr. Coxe and his wife are co-trustees and of which Mr. Coxe exercises shared voting and investment power. Mr. Coxe disclaims beneficial ownership on the shares held by The Coxe Revocable Trust, except to the extent of his pecuniary interest therein. Mr. Coxe shares pecuniary interest in shares held in his individual name pursuant to a contractual relationship. Mr. Coxe disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

Does not include an additional 1,763 shares of common stock that Mr. Coxe has deferred for future issuance.

(7)   Includes (a) 2,106 shares of common stock held by The Welch-Drell 2009 Revocable Trust U/A DTD 04/16/2009, of which Dr. Drell and her husband are co-trustees and of which Dr. Drell exercises shared voting and investment power, (b) 68 shares of common stock owned by Cornelia I Welch, (c) 68 shares of common stock owned by Joseph Welch, and (d) 68 shares of common stock owned by Rose I Welch.

(8)   Represents shares of common stock held in the H.C. Jones Living Trust, of which Mr. Jones is trustee and of which Mr. Jones exercises sole voting and investment power.

Does not include an additional 6,327 shares of common stock that Mr. Jones has deferred for future issuance.

(9)   Does not include 362 shares of common stock that Ms. Lora has deferred for future issuance.

(10)   Does not include an additional 3,173 shares of common stock that Mr. McCaffery has deferred for future issuance.

(11)   Includes (a) 1,900 shares of shares of common stock held by the 2013 Stephen C. Neal Revocable Trust, of which Mr. Neal is trustee and of which Mr. Neal exercises sole voting and investment power, and (b) 1,252 shares of common stock held by the Neal/Rhyu Revocable Trust dated 05/02/2017, of which Mr. Neal is a co-trustee and exercises shared voting and investment power.

Does not include an additional 5,357 shares of common stock that Mr. Neal has deferred for future issuance.

(12)   Includes (a) 123,000 shares of common stock held by The Perry & Pena Family Trust, of which Mr. Perry and his wife are co-trustees and of which Mr. Perry exercises shared voting and investment power, (b) 1,000 shares of common stock held by The Zoe Blue Perry 2020 Irrevocable Trust, of which Mr. Perry and his wife are co-trustees and of which Mr. Perry exercises shared voting and investment power, and (c) 1,000 shares of common stock held by The Taylor William Perry 2023 Irrevocable Trust, of which Mr. Perry and his wife are co-trustees and of which Mr. Perry exercises shared voting and investment power.

(13)   Includes 500,000 shares of common stock held by the Rosemary & A. Brooke Seawell Revocable Trust U/A dated 1/20/2009, of which Mr. Seawell and his wife are co-trustees and of which Mr. Seawell exercises shared voting and investment power.

(14)   Does not include an additional 6,787 shares of common stock that Dr. Shah has deferred for future issuance.

(15)   Includes (a) 1,085,833 shares of common stock held by the 3rd Millennium Trust, of which Mr. Stevens and his wife are co-trustees and of which Mr. Stevens exercises shared voting and investment power, and (b) 1,725,195 shares of common stock held by the Envy Trust u/a/d December 7, 2021, of which Mr. Stevens is trustee.

(16)   Includes shares owned by all directors and executive officers.

(17)   This information is based solely on a Schedule 13G/A, dated February 13, 2024, filed with the SEC on February 13, 2024 by The Vanguard Group, Inc. reporting its beneficial ownership as of December 29, 2023. The Schedule 13G/A reports that Vanguard has shared voting power with respect to 3,257,646 shares, sole dispositive power with respect to 193,993,095 shares and shared dispositive power with respect to 10,511,843 shares. Vanguard is located at 100 Vanguard Boulevard, Malvern, Pennsylvania 19355.

(18)   This information is based solely on a Schedule 13G/A, dated January 26, 2024, filed with the SEC on January 26, 2024 by BlackRock, Inc. reporting its beneficial ownership as of December 31, 2023. The Schedule 13G/A reports that BlackRock has sole voting power with respect to 162,856,513 shares and sole dispositive power with respect to 180,593,555 shares. BlackRock is located at 50 Hudson Yards, New York, New York 10001.

(19)   This information is based solely on a Schedule 13G/A, dated February 8, 2024, filed with the SEC on February 9, 2024 by FMR LLC reporting its beneficial ownership as of December 29, 2023. The Schedule 13G/A reports that FMR has sole voting power with respect to 121,060,256 shares and sole dispositive power with respect to 127,855,229 shares. FMR is located at 245 Summer Street, Boston, Massachusetts 02210.

Proposal 2—Advisory Approval of Executive Compensation

What am I voting on? A non-binding vote, known as "say-on-pay," to approve our Fiscal 2024 NEO compensation.

Vote required for approval: A majority of the shares present, in person or represented by proxy, and entitled to vote on this matter.

Effect of abstentions: Same as a vote AGAINST.

Effect of broker non-votes: None.

In accordance with Section 14A of the Exchange Act, we are asking our stockholders to vote on an advisory basis, commonly referred to as "say-on-pay," to approve the Fiscal 2024 compensation paid to our NEOs as disclosed in the CD&A, the compensation tables and the accompanying narrative discussion. This vote is intended to address the overall compensation of our NEOs and the philosophy, policies, and practices described in this proxy statement, rather than any specific compensation component.

In response to our stockholders' preference, our Board has adopted a policy of providing for annual "say-on-pay" votes.

This advisory proposal is not binding on the Board nor us. Nevertheless, the views expressed by our stockholders are important to the Board and, accordingly, the Board and the CC intend to consider the results of this vote in making future NEO compensation decisions.

Recommendation of the Board

The Board recommends that our stockholders adopt the following resolution:

"**RESOLVED**, that the Fiscal 2024 compensation paid to the Company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables, and narrative discussion, is hereby **APPROVED**."

Executive Compensation

Compensation Discussion and Analysis

This CD&A describes our Fiscal 2024 executive compensation philosophy, design, and process, and how our corporate results affected the payout of performance-based awards. Our Fiscal 2024 NEOs were:

    

| **Jen-Hsun Huang** | **Colette M. Kress** | **Ajay K. Puri** | **Debora Shoquist** | **Timothy S. Teter** |
| President and CEO | EVP and CFO | EVP, Worldwide Field Operations | EVP, Operations | EVP, General Counsel and Secretary |

Fiscal 2024 Executive Compensation Summary

Continued Focus on Pay for Performance

NVIDIA's executive compensation program in Fiscal 2024 continued to be guided by a pay for performance philosophy to link competitive NEO pay with our stockholders' interests. Approximately 96% of our CEO's, and approximately 56% of our other NEOs', total target pay was dependent on corporate performance in the form of SY PSUs, MY PSUs, and variable cash.

Executive Pay Heavily Weighted Towards Equity Awards

The vast majority of our NEOs' total target pay for Fiscal 2024 was comprised of equity awards:

- SY PSUs based on annual Non-GAAP Operating Income performance (with an opportunity to earn Additional SY PSUs based on annual Non-GAAP Gross Margin performance), vesting over 4 years
- MY PSUs based on 3-year TSR relative to the S&P 500, vesting over 3 years, and
- RSUs vesting over 4 years (for NEOs other than our CEO)

CEO Fiscal 2024 Target Pay Mix(1)



Other NEO Fiscal 2024 Target Pay Mix(1)(2)



(1) Based on total target pay as approved by the CC, consisting of annual base salary, and, assuming the Company achieves associated performance goals at a Base Compensation Plan level, target payout opportunity under our Variable Cash Plan and target equity opportunities the CC intended to deliver. The target equity opportunity for SY PSUs does not include the Additional SY PSUs.

(2) Reflects the total target pay mix average for each NEO other than our CEO. The total does not sum to 100% due to rounding.

NEOs were also eligible for variable cash awards based on annual revenue performance, in addition to base salary.

Additional SY PSU Opportunities and Lower Threshold Payout; No Changes to Total Target Pay Amounts

The CC designed Fiscal 2024 NEO total target pay to be flat with Fiscal 2023, but adjusted certain features of the compensation program to motivate our executives while emphasizing the Company's long-term strategy. Up to an additional 50% of an NEO's target SY PSU payout, or the Additional SY PSUs, could be earned upon achievement of a Fiscal 2024 Non-GAAP Gross Margin goal, if we achieved Fiscal 2024 Non-GAAP Operating Income at or above Base Compensation Plan. For SY PSUs and our Variable Cash Plan, Base Compensation Plan goals approximated, while Stretch Compensation Plan goals were set well above, our Fiscal 2023 results, and payouts for Threshold performance were reduced to 20% in Fiscal 2024 from 50% in Fiscal 2023. Because the Additional SY PSUs represented an upside payout opportunity, the CC set both the Fiscal 2024 Non-GAAP Gross Margin Threshold and the Stretch Compensation Plan goals well above actual Fiscal 2023 performance.

Record Performance Resulting in Maximum Payouts

Fiscal 2024 Revenue	Fiscal 2024 Non-GAAP Operating Income (1)	Fiscal 2024 Non-GAAP Gross Margin (1)	3-Year TSR Relative to S&P 500 (Fiscal 2022 to 2024) (2)
$60.9 billion	$37.1 billion	73.8%	276% (99th Percentile of S&P 500)

(1) See *Reconciliation of Non-GAAP Financial Measures* below for a reconciliation between the non-GAAP financial measures and GAAP results.

(2) Represents TSR for purposes of the MY PSU performance goal, calculated using cumulative stock price appreciation with dividends reinvested and the average closing stock price for the 60 trading days preceding the start, and preceding and including the last day, of the 3-year performance period.

As a result of the above performance achievements, each exceeding the CC's pre-established Stretch Compensation Plan goals, our NEOs earned the maximum payouts possible for our Variable Cash Plan, SY PSUs (including the Additional SY PSUs), and MY PSUs.

Our Compensation Philosophy and Practices

NVIDIA is building a one-of-a-kind company that invents the future, builds amazing technologies, and strives to achieve the highest level of craft. To achieve this vision, we must attract and retain a high-caliber executive team while balancing our stockholders' interests.   While our CC considers numerous factors in making executive pay decisions, our compensation program is guided by the following philosophies:

- **Pay for Performance**: emphasize at-risk and performance-based cash and equity for NEOs based on multiple corporate metrics

- **Provide Competitive Pay**: NEO target compensation should be competitive with our peers, reflect job impact, scope, and responsibilities, and be structured to attract and retain talent

- **Stockholder Alignment**: align NEO pay with stockholders' long-term interests and consider feedback from our annual stockholder engagement efforts and "say-on-pay" vote

- **Simplicity and Transparency**: design a compensation program with simple, objective metrics

In this CD&A, total target pay refers to (i) an NEO's annual base salary, (ii) target variable cash opportunity, which means the potential payout under our Variable Cash Plan, assuming the Company achieves the associated performance goal at a Base Compensation Plan level, and (iii) target equity opportunity, which means the value of the equity opportunities granted during the year that the CC intended to deliver, assuming that the Company achieves associated performance goals at a Base Compensation Plan level (and for purposes of the SY PSUs, excluding the Additional SY PSUs).

Our executive compensation program adheres to the following practices:

What We Do	What We Don't Do
✓Emphasize at-risk, performance-based compensation, with simple, objective goals for those components of pay	X Enter into agreements with NEOs providing for specific terms of employment or severance benefits
✓Include multi-year PSU awards	X Give our executive officers special change-in-control benefits
✓Use annual and 3-year performance targets to determine PSU awards earned	X Provide automatic equity vesting upon a change-in-control (except for the provisions in our equity plans that apply to all employees if an acquiring company does not assume or substitute our outstanding stock awards)
✓Set rigorous performance goals that are informed by the Company's operating plan	
✓Require NEOs to provide continuous service for 4 years to fully vest in SY PSU and RSU awards	X Give NEOs supplemental retirement benefits
✓Evaluate our program annually based on feedback from stockholder engagement efforts and make adjustments when appropriate	X Provide tax gross-ups
	X Pay dividends or the equivalent on unearned or unvested equity
✓Mitigate compensation risks	X Permit executive officers, employees, or directors to hedge their ownership of NVIDIA stock or to pledge NVIDIA stock as collateral for a loan
✓Cap performance-based variable cash and PSU payouts	
✓Retain an independent compensation consultant reporting directly to the CC	
✓Require NEOs to maintain meaningful stock ownership	
✓Maintain a clawback policy for performance-based compensation	

How We Determine Executive Compensation

The CC's oversight and decision-making for our Fiscal 2024 executive compensation program is a multi-year process:



Dec 2022 - Feb 2023		**Jan 2023**		**Mar 2023**		**Mar 2024**		**May 2024**
Members of management and the Board, including our Lead Director and a CC member, engaged in stockholder outreach	→	CC determined peer companies	→	CC considered stockholder feedback and peer companies in determining performance goals and compensation	→	CC certified achievement and payouts for Fiscal 2024 Variable Cash Plan, SY PSUs granted in Fiscal 2024 and MY PSUs granted in Fiscal 2022 *	→	Completed compensation risk assessment; published executive compensation program details in proxy statement

* The CC will certify achievement and payouts for MY PSUs granted in Fiscal 2024 by March 2026.

Roles of the CC, Compensation Consultant, and Management

The roles of our CC; our independent compensation consultant, Exequity, which reported directly to our CC; and management, including our CEO, CFO, and Human Resources and Legal departments, in setting our Fiscal 2024 NEO compensation program are summarized below.

During Fiscal 2024, our CC continued to use Exequity for its experience working with our CC and with compensation committees at other technology companies. Our CC analyzed whether Exequity's role raised any conflict of interests, taking into consideration the following:

- Exequity does not provide any services directly to NVIDIA (although we pay Exequity on the CC's behalf);
- The percentage of Exequity's total revenue resulting from fees paid by us on the CC's behalf;
- Exequity's conflict of interest policies and procedures;
- Any business or personal relationship between Exequity and an NEO, or between Exequity's individual compensation advisors and an NEO or any member of our CC; and
- Any NVIDIA stock owned by Exequity or its individual compensation advisors

After considering these factors, our CC determined that Exequity's work did not create any conflict of interests.

Our CC reviews and approves the compensation of all of our NEOs, and solicits the input of Mr. Huang and Exequity for its NEO compensation decisions. Specifically, at the CC's direction, Exequity and management recommended a peer group for our Fiscal 2024 executive pay program, which was approved by the CC. Management gathered peer data from the Radford Global Technology Survey, or the Radford Survey, which was considered by Exequity in its analysis of Mr. Huang's compensation, and by Mr. Huang in his recommendations on our other NEOs' compensation for Fiscal 2024. The CC considered Exequity's advice, Mr. Huang's recommendations, and management's proposed Fiscal 2024 performance goals as informed by the Company's operating plan prior to making its final and sole decision on all Fiscal 2024 NEO compensation. Ultimately, the CC certified compensation payouts for the applicable performance periods that concluded at the end of Fiscal 2024 relating to the Variable Cash Plan, SY PSUs granted during Fiscal 2024, and MY PSUs granted during Fiscal 2022. The CC also oversaw the Fiscal 2024 compensation risk analysis prepared by management.

Peer Companies and Market Compensation Data

We believe our peers should be companies that (1) compete with us for executive talent; (2) have established businesses, market presence, and complexity similar to us; and (3) are generally of similar size to us, as measured by revenue and/or market capitalization at roughly 0.5-3.5x of ours. After consultation with management, the CC determined that the existing peer group generally continued to be appropriate for Fiscal 2024, except for removing Intuit Inc., PayPal Holdings, Inc., and VMware, Inc. due to their respective revenues and market capitalizations falling below our targeted range:

Fiscal 2024 Peer Group

Adobe Inc. (ADBE)	Oracle Corporation (ORCL)
Advanced Micro Devices, Inc. (AMD)	Qualcomm Incorporated (QCOM)
Broadcom Limited (AVGO)	Salesforce, Inc. (CRM)
Cisco Systems, Inc. (CSCO)	SAP SE (SAP)
International Business Machines Corporation (IBM)	Texas Instruments Incorporated (TXN)
Intel Corporation (INTC)	Visa Inc. (V)
Netflix, Inc. (NFLX)	

Our CC chose each member of the peer group after considering a combination of the factors described above. As a result, while some of our compensation peer group members may have been smaller or larger than us in terms of market capitalization or revenue, the CC determined that such companies were still within a reasonable range of sizes compared to us and should be included in the peer group because we compete with them for talent and because they have established businesses with complexity similar to ours.

In determining our Fiscal 2024 peer group, the CC reviewed our trailing 12-month revenue (as previously reported up through our third quarter results for Fiscal 2023) and market capitalization as of October 2022, compared to the 75th percentile, median, and 25th percentile of our peer group companies, which were as follows:

	Revenue (in billions)	Market Capitalization (in billions)
Fiscal 2024 Peer Group 75th Percentile	$44.17	$168.46
Fiscal 2024 Peer Group Median	$29.58	$131.01
Fiscal 2024 Peer Group 25th Percentile	$22.17	$114.94
NVIDIA	**$28.57**	**$335.94**

Our CC reviews market practices and compensation data from the Radford Survey for peer companies' comparably situated executives when determining the components of our executive compensation program, as well as total compensation. We compare the total compensation opportunity for our NEOs and similarly situated executives at the 25th, 50th, and 75th percentiles of peer company data where available, and the CC considers the factors below in determining NEO compensation opportunities.

Factors Used in Determining Executive Compensation

In addition to peer data, our CC considers the following factors in making executive compensation decisions. The weight given to each factor may differ among NEOs and each component of pay, and is subject to the CC's sole discretion.

✓ The need to attract and retain talent in a highly competitive industry

✓ Stockholder feedback regarding our executive pay

✓ The simplicity of the overall program and the transparency of the performance metrics

✓ An NEO's past performance and anticipated future contributions

✓ Our financial performance and forecasted results, as well as our prior financial performance and resulting impact on our executives' compensation

✓ The need for NEOs to address new business challenges

✓ Changes in the scale and complexity of our business

✓ Each NEO's current total compensation

✓ Each NEO's unvested equity

✓ Internal pay equity relative to similarly situated executives and the scope and complexity of the department(s) or function(s) the NEO manages

✓ Our CEO's recommendations for the other NEOs, including his understanding of each NEO's performance, capabilities, and contributions

✓ Our CC's independent judgment

✓ Our philosophy that an NEO's total compensation opportunity and percentage of at-risk pay should increase with responsibility

✓ The total compensation cost and stockholder dilution, including from executive compensation, to maintain a responsible cost structure for our compensation programs *

* See Note 4, *Stock-Based Compensation* of our Form 10-K consolidated financial statements for a discussion of stock-based compensation cost.

Fiscal 2024 Compensation Actions and Achievements

Stockholder Outreach and Feedback

We value stockholder feedback and conduct an annual stockholder outreach program. During the Fall of 2022, in preparing for Fiscal 2024 compensation decisions, we contacted our top institutional holders who held approximately 1% or more of our stock, with an aggregate ownership of approximately 32% of our common stock outstanding. Members of management and the Board, including our Lead Director and a member of our CC, ultimately discussed executive compensation with representatives of stockholders holding an aggregate of approximately 19% of our common stock. Our stockholders provided positive feedback on our decision not to change Fiscal 2023 executive compensation performance goals mid-year during the macroeconomic challenges that impacted our Fiscal 2023 payouts, and on the balance of our executive pay across both short- and long-term performance metrics.

After considering their feedback and the say-on-pay approval rate of 93% of our NEOs' Fiscal 2022 compensation, our CC determined to maintain generally the same elements and performance-based metrics for our Fiscal 2024 NEO pay program, but provided for an opportunity to earn Additional SY PSUs upon achievement of a rigorous Non-GAAP Gross Margin goal, as further described below. Our CC believed that continuing to structure the performance-based components of our executive pay program solely around NVIDIA's corporate financial performance goals appropriately aligned the motivation of management with the interests of our stockholders.

In the Fall of 2023, members of management and the Board, including our Lead Director, again engaged in stockholder outreach. The CC considered the feedback from these meetings, and the results of the say-on-pay vote for Fiscal 2023 compensation, in making decisions regarding the ongoing Fiscal 2025 executive compensation program.

Total Target Compensation Approach

In evaluating Fiscal 2024 compensation, our CC reviewed each NEO's total target pay opportunity and distribution across different pay elements. Our CC compared Mr. Huang's base salary, target variable cash opportunity, target total cash opportunity, target equity opportunity, and total target pay opportunity against chief executives of our peer companies. For our other NEOs, their respective total target pay was reviewed by Mr. Huang against similarly situated executives of our peer companies, where available. This market reference, along with his evaluation of internal pay equity, individual performance, level of unvested equity and increasing complexity of our executives' roles, informed Mr. Huang's recommendations of the other NEOs' compensation to the CC. The CC also considered the factors discussed above in *Factors Used in Determining Executive Compensation* and the CC's compensation objectives for Fiscal 2024. Our CC did not use a single formula or assign a specific weight to any one factor in determining each NEO's target pay. Instead, our CC used its business judgment and experience to set total target compensation, mix of cash and equity, and fixed and at-risk pay opportunities for each NEO to achieve our program's objectives. When the CC set each element of pay for an NEO, it considered the context of the levels of the other pay elements, and the resulting total target pay for such NEO. The CC established amounts and a structure that it believed would allow our NEOs to realize above-market value from equity awards and variable cash incentives only upon exceptional corporate performance.

Continued Emphasis on Long-Term, At-Risk, Performance-Based Equity Awards

For Fiscal 2024, the CC decided that the largest portion of NEOs' total target pay would remain in the form of at-risk equity with performance-based vesting. The CC believes an emphasis on long-term, at-risk opportunities drives results and increases NEO and stockholder alignment, while providing sufficient annual cash compensation to be competitive and retain our NEOs. The PSUs and RSUs provide long-term incentives and retention benefits because our NEOs must achieve, for PSUs, the predetermined performance goals and, for both PSUs and RSUs, must remain with us for a longer term (3 years for MY PSUs and 4 years for SY PSUs and RSUs) to fully vest in the awards.

The CC concluded that, given Mr. Huang's position as CEO, 100% of his equity grants should be at-risk and performance-based, tightly aligning his interests with stockholders. Consistent with its practice in prior years, the CC granted Mr. Huang's target equity opportunity 100% in the form of SY PSUs (which value is aligned with our annual corporate financial performance) and MY PSUs (which value is aligned with our 3-year relative shareholder return), evenly split between both forms of PSUs to emphasize both shorter-term and longer-term performance. For our other NEOs, the CC provided 40% of the target equity opportunity in the form of RSUs and 60% of the target equity opportunity in the form of PSUs. The CC determined this mix appropriately balanced an emphasis on performance achievement while still providing a meaningful amount of time-vesting RSUs to encourage retention.

To motivate our NEOs to focus on operational efficiencies and providing value-added products, management recommended, and the CC determined that it was appropriate, to provide our executives with an opportunity to earn Additional SY PSUs in Fiscal 2024 if (i) Fiscal 2024 Non-GAAP Operating Income was achieved at or above Base Compensation Plan and (ii) we achieved a Fiscal 2024 Non-GAAP Gross Margin goal, as further described below under *Performance Metrics and Goals for Executive Compensation*.

Components of Pay

The primary components of NVIDIA's Fiscal 2024 executive compensation program are summarized below:

	Fixed Compensation	At-Risk Compensation			
	Base Salary	Variable Cash	SY PSUs	MY PSUs	RSUs (1)
Form	Cash	Cash	Equity	Equity	Equity
Who Receives	NEOs	NEOs	NEOs	NEOs	NEOs except our CEO
Performance Measure	N/A	Revenue (determines cash payout)	Non-GAAP Operating Income (and Non-GAAP Gross Margin for potential Additional SY PSUs (2)) (determines number of shares eligible to vest)	TSR relative to the S&P 500 (determines number of shares eligible to vest)	N/A
Performance Period	N/A	1 year	1 year	3 years	N/A
Vesting Period	N/A	N/A	4 years from grant	3 years from grant	4 years from grant
Vesting Terms	N/A	N/A	If at least Threshold achieved, 25% on approximately the 1-year anniversary of the grant date; 6.25% quarterly thereafter	If at least Threshold achieved, 100% on approximately the 3-year anniversary of the grant date	6.25% vests quarterly from the grant date (3)
Timeframe Emphasized	Annual	Annual	Long-term	Long-term	Long-term
Purpose	Compensate for expected day-to-day performance	Reward for annual corporate financial performance	Align with stockholder interests by linking NEO pay to annual operational performance and ongoing stock price performance during the vesting period	Align with long-term stockholder interests by linking NEO pay to multi-year relative shareholder return and ongoing stock price performance during the vesting period	Align with stockholder interests by linking NEO pay to stock price performance
Maximum Amount That Can Be Earned	N/A	200% of target opportunity under our Variable Cash Plan	150% (200% with Additional SY PSUs) of Mr. Huang's SY PSU target opportunity and 200% (250% with Additional SY PSUs) of our other NEOs' respective SY PSU target opportunity Ultimate value delivered depends on stock price on date earned shares vest	150% of Mr. Huang's MY PSU target opportunity and 200% of our other NEOs' respective MY PSU target opportunity Ultimate value delivered depends on stock price on date earned shares vest	100% of grant Ultimate value delivered depends on stock price on date shares vest

(1)   Our CC considers RSUs to be at-risk pay because the realized value depends on our stock price, a financial performance measure.

(2)   Contingent upon the Company achieving annual Non-GAAP Operating Income at Base Compensation Plan or better.

(3)   Reflects vesting schedule for annual performance RSU grants. New hire RSU grants vest as to 25% on approximately the 1-year anniversary of the grant date, and 6.25% quarterly thereafter.

We also provide our NEOs with insurance benefits and eligibility to participate in our ESPP and 401(k) plan on the same basis as our other employees. We may also provide perquisites to our NEOs from time to time. For more information about the other compensation and benefits we provide to our NEOs, see *Other Compensation and Benefits* below.

Setting Executive Compensation Values

For Fiscal 2024, after considering the scope and complexity of management's roles and responsibilities, the CC determined that our NEOs' target pay should be flat with Fiscal 2023. There were no increases to base salaries or variable cash opportunities and no intended increases to target equity opportunities (minor differences in values occurred due to rounding in share calculation methodology). However, the CC did adjust NEOs' upside opportunity and provided for Additional SY PSUs that could be earned if, assuming annual Non-GAAP Operating Income was achieved at or above Base Compensation Plan, an additional Fiscal 2024 Non-GAAP Gross Margin goal was achieved.

Determining Equity Award Amounts

To determine the actual share number of RSUs and target numbers of SY PSUs and MY PSUs awarded to our NEOs, the CC divided the target equity opportunities they intended to deliver, as described above, by the 30-calendar day trailing average closing price of our common stock ending on the last day of the calendar month prior to the date of grant, which was used instead of the stock price on the date of grant to smooth the effects of possible market volatility. The CC understands that using a historical average stock price can result in the ultimate grant date value of an award as required to be reported in the Summary Compensation Table and Grants of Plan-Based Awards Table under ASC 718 being different than the target equity opportunity. The CC considered various approaches to granting awards and determined the process described above is appropriate.

The target number of SY PSUs would be eligible to vest upon the Company's achievement of Fiscal 2024 Non-GAAP Operating Income at Base Compensation Plan. If the Company achieved Fiscal 2024 Non-GAAP Operating Income at Stretch Compensation Plan or more, excluding the Additional SY PSUs, the maximum number of SY PSUs would be eligible to vest, capped at 150% of Mr. Huang's, and 200% of our other NEOs' respective, SY PSU target equity opportunities. If the Company achieved Fiscal 2024 Non-GAAP Operating Income at Threshold, the minimum number of

SY PSUs would be eligible to vest, equivalent to 20% of our NEOs' respective SY PSU target equity opportunities. In addition, upon the Company achieving at least Base Compensation Plan for Fiscal 2024 Non-GAAP Operating Income, if the Company also achieved Fiscal 2024 Non-GAAP Gross Margin at Threshold or better, our NEOs could earn Additional SY PSUs capped at 50% of their respective SY PSU target equity opportunities.

The target number of MY PSUs would be eligible to vest upon the Company's achievement of TSR relative to the S&P 500 from the start of Fiscal 2022 to the end of Fiscal 2024, or the 3-Year Relative TSR, at Base Compensation Plan. If the Company achieved 3-Year Relative TSR at Stretch Compensation Plan or more, the maximum number of MY PSUs would be eligible to vest, capped at 150% of Mr. Huang's, and 200% of our other NEOs' respective, MY PSU target equity opportunities. If the Company achieved 3-Year Relative TSR at Threshold level, the minimum number of MY PSUs would be eligible to vest, equivalent to 25% of our NEOs' respective MY PSU target equity opportunities.

No PSUs would be eligible to vest if the applicable Threshold performance level was not achieved. Any PSUs determined to be unearned would be cancelled.

Performance Metrics and Goals for Executive Compensation

The CC's decisions in March 2023 regarding the performance metrics for Fiscal 2024 executive compensation were informed by the Fiscal 2024 operating plan as approved by the Board at that time. The operating plan took into account the Company's challenging Fiscal 2023, with macroeconomic and market headwinds on our business resulting in our revenue and Non-GAAP Operating Income performance falling short of the CC's pre-established goals for executive compensation. The CC intended for the Fiscal 2024 performance goals to be rigorous and uncertain, considered the likelihood of a range of business scenarios that could impact our performance, and acknowledged that sustaining the same level of financial performance achieved during Fiscal 2023 under the then-current business conditions would require significant effort by our NEOs. Recognizing an increasingly complex macroeconomic environment, the CC set Base Compensation Plan goals close to actual performance for Fiscal 2023, and set Stretch Compensation Plan goals at levels that would require year-over-year growth representing extremely strong financial performance. In addition, given the uncertain operating environment, the CC determined to provide our NEOs with an opportunity to earn Additional SY PSUs and chose Fiscal 2024 Non-GAAP Gross Margin as the related performance metric to motivate our NEOs to focus on operational efficiencies and providing value-added products. Specifically, assuming Fiscal 2024 Non-GAAP Operating Income was achieved at or above Base Compensation Plan, Additional SY PSUs, capped at 50% of each NEO's SY PSU target equity opportunity, could be earned if the Company achieved at least a Threshold Fiscal 2024 Non-GAAP Gross Margin. Because the Additional SY PSUs represented an upside payout opportunity, the CC set both the Fiscal 2024 Non-GAAP Gross Margin Threshold and the Stretch Compensation Plan goals, well above actual Fiscal 2023 performance.

Fiscal 2024 performance metrics and goals for NEO pay were as set forth below:

PERFORMANCE METRICS			
	Variable Cash Plan	**SY PSUs**	**MY PSUs**
Metric	Revenue	Non-GAAP Operating Income and for Additional SY PSUs only, Non-GAAP Gross Margin	TSR relative to the S&P 500
Timeframe	1 year	1 year	3 years
CC's Rationale for Metric	Drives value, contributes to Company's long-term success	Drives value, contributes to Company's long-term success	Aligns directly with long-term shareholder value creation
	Focuses on growth in new and existing markets	Non-GAAP Operating Income reflects our annual revenue generation and effective operating expense management	Provides comparison of our stock price performance, including dividends, against a capital market index in which we compete
	Distinct, separate metric from Non-GAAP Operating Income	Non-GAAP Gross Margin emphasizes profitability in critical market platforms	Relative performance goal accounts for macroeconomic factors impacting the market
		Distinct, separate metrics from revenue	

PERFORMANCE GOALS					
	Variable Cash Plan		**SY PSUs**		**MY PSUs**
	Fiscal 2024 Revenue	**Payout as a % of Target Opportunity (1)**	**Fiscal 2024 Non-GAAP Operating Income (2)**	**Shares Eligible to Vest as a % of Target Opportunity (1)**	**Fiscal 2022 to 2024 3-Year Relative TSR (3)**	**Shares Eligible to Vest as a % of Target Opportunity (1)**
Threshold	$20.0 billion	20%	$4.6 billion	20%	25th percentile	25%
Base Compensation Plan	$26.0 billion	100%	$9.4 billion	100%	50th percentile	100%
Stretch Compensation Plan	$29.5 billion	200%	$11.9 billion	CEO 150% Other NEOs 200% Additional 50% possible for all NEOs (4)	75th percentile	CEO 150% Other NEOs 200%

(1) For achievement between Threshold and Base Compensation Plan, or alternatively between Base Compensation Plan and Stretch Compensation Plan, payouts would be determined using straight-line interpolation. Achievement less than Threshold would result in no payout, and exceeding Stretch Compensation Plan would result in the capped maximum payout.

(2) See *Reconciliation of Non-GAAP Financial Measures* below for a reconciliation between the non-GAAP financial measures and GAAP results.

(3) MY PSUs covering the Fiscal 2022 to Fiscal 2024 performance period were granted in Fiscal 2022. MY PSUs granted in Fiscal 2024 cover the Fiscal 2024 to Fiscal 2026 performance period and consist of the same performance goal structure and payout opportunities.

(4) Upon the Company achieving at least Base Compensation Plan for Fiscal 2024 Non-GAAP Operating Income, (i) if the Company also achieves Fiscal 2024 Non-GAAP Gross Margin between Threshold of 66.5% and Stretch Compensation Plan of 68.5%, the number of eligible Additional SY PSUs will be equal to an amount linearly interpolated between 0% and 50% of the SY PSU target opportunities for each NEO, and (ii) if the Company also achieves Fiscal 2024 Non-GAAP Gross Margin of 68.5% or more, the number of eligible Additional SY PSUs will be capped at 50% of the SY PSU target opportunities for each NEO.

Each of the performance goal levels as described above were set by the CC with the following objectives:

- Threshold was uncertain, but attainable and high enough to create value; represented an appropriately decelerated payout for performance below Base Compensation Plan. For Additional SY PSUs, Threshold was uncertain but attainable with significant effort and execution success, as it represented an upside payout opportunity

- Base Compensation Plan was uncertain but attainable with significant effort and execution success; included budgeted investments in future businesses and revenue growth considering macroeconomic conditions and reasonable but challenging growth estimates for ongoing and new businesses

- Stretch Compensation Plan required exceptional achievement; only possible with strong market factors and a very high level of management execution and corporate performance

Fiscal 2024 Performance Achievement

As a result of record performance on the strength of our Data Center market platform, and generative AI and accelerated computing driving significant upside in demand for our products, each of revenue, Non-GAAP Operating Income and Non-GAAP Gross Margin for Fiscal 2024 exceeded their respective Stretch Compensation Plan goals, as did our Fiscal 2022 to Fiscal 2024 3-year TSR relative to the S&P 500.

In March 2024, the CC certified the Company's performance achievement with the following payouts:

PERFORMANCE ACHIEVEMENT AND PAYOUTS			
	Variable Cash Plan	**SY PSUs**	**MY PSUs (1)**
Performance Achievement for Period Ended Fiscal 2024 (2)	$60.9 billion revenue	$37.1 billion Non-GAAP Operating Income (3) For Additional SY PSUs only, 73.8% Non-GAAP Gross Margin (3)	3-year TSR of 276% 99th percentile relative to S&P 500
Payout as % of Target Opportunity	200%	With Additional SY PSUs, CEO 200% Other NEOs 250% (4)	CEO 150% Other NEOs 200% (5)

(1) Represents performance achievement and payout of MY PSUs granted in Fiscal 2022, with a performance period measured from the start of Fiscal 2022 to the end of Fiscal 2024.

(2) Revenue is GAAP revenue, as the Company reports in its SEC filings. Non-GAAP Operating Income is GAAP operating income, as the Company reports in its SEC filings, excluding stock-based compensation expense, acquisition termination cost, acquisition-related and other costs, restructuring costs and other, IP-related and legal settlement costs, and other. Non-GAAP Gross Margin is GAAP gross margin, as the Company reports in its SEC filings, excluding acquisition-related and other costs, stock-based compensation expense, and IP-related costs. Consistent with prior years, 3-year TSR for purposes of the MY PSUs represents cumulative stock price appreciation, with dividends reinvested, and is measured based on the average closing stock price for the 60 trading days preceding the start, and preceding and including the last day, of the 3-year performance period. This averaging period mitigates the impact of one-day or short-term stock price fluctuations at the beginning or end of the performance period.

(3) See *Reconciliation of Non-GAAP Financial Measures* below for a reconciliation between the non-GAAP financial measures and GAAP results.

(4) 25% of the eligible SY PSU shares vested on March 20, 2024, approximately one year after grant, and 6.25% will vest every quarter thereafter for the next three years.

(5) 100% of the eligible MY PSUs vested on March 20, 2024.

Achievement of goals for MY PSUs granted during Fiscal 2023 and Fiscal 2024 will be determined after the applicable performance periods conclude in January 2025 and January 2026, respectively.

Fiscal 2024 Target Compensation Actions and Performance-Based Payouts

The CC's target Fiscal 2024 compensation actions are summarized below for each NEO, reflecting the target variable cash and equity opportunities the CC intended to deliver, as well as the variable cash earned and PSUs which became eligible to vest. The performance for MY PSUs granted in Fiscal 2024 will be determined after the end of Fiscal 2026.

The CC considered the factors set forth in *Factors Used in Determining Executive Compensation* above to set total target pay opportunity for each NEO, which are described in *Compensation Actions and Achievements - Setting Executive*

Compensation Values above. As described above, the CC intended for each NEO's target pay to be flat with Fiscal 2023, with no increases to base salaries or variable cash opportunities and no intended increases to target equity opportunities.

The target equity opportunities reported in the tables below reflect the number of shares subject to each NEO's equity awards granted in Fiscal 2024, assuming Base Compensation Plan achievement for PSUs, multiplied by the 30-calendar day trailing average closing price of our common stock that the CC used in approving such equity awards, as described above in *Determining Equity Award Amounts*, and excluded the potential impact of the Additional SY PSUs that could be earned. These values reflect minor differences from the respective target equity opportunities approved in Fiscal 2023 and reported in our proxy statement last year as a result of rounding in our share calculation methodology and not as a result of an intent by the CC to increase target equity opportunities. The target equity opportunities reported below differ from the values reported in the Summary Compensation Table and Grants of Plan-Based Awards Table, which, in accordance with SEC rules, reflect the aggregate grant date fair value of each NEO's equity awards calculated in accordance with ASC 718 based on the single day closing price of our common stock on the date of grant and, for PSUs, assuming a probable outcome of the applicable performance conditions.

Jen-Hsun Huang

President & CEO	Target Pay ($)	Fiscal 2024 Compensation Actions	Fiscal 2024 Performance-Based Payouts
Base Salary	1,000,000	Flat with Fiscal 2023	
Variable Cash	2,000,000	Flat with Fiscal 2023	Fiscal 2024 revenue exceeded Stretch Compensation Plan goal, resulting in 200% payout under Variable Cash Plan ($4,000,000)
Cash	**3,000,000**	Flat with Fiscal 2023	
SY PSUs	10,999,969	Flat with Fiscal 2023, resulting in 50,491 shares target opportunity granted in Fiscal 2024, with potential to earn Additional SY PSUs	Fiscal 2024 Non-GAAP Operating Income exceeded Stretch Compensation Plan goal, resulting in 150% of target opportunity becoming eligible to vest Fiscal 2024 Non-GAAP Gross Margin exceeded Stretch Compensation Plan goal, resulting in Additional SY PSUs equal to 50% of target opportunity becoming eligible to vest (total 100,982 shares)
MY PSUs	10,999,969	Flat with Fiscal 2023, resulting in 50,491 shares target opportunity granted in Fiscal 2024	Fiscal 2022 to Fiscal 2024 3-Year Relative TSR for MY PSUs granted in Fiscal 2022 achieved at Stretch Compensation Plan level, resulting in 150% of target opportunity (105,060 shares) becoming eligible to vest
Equity	**21,999,938**	Flat with Fiscal 2023 target	
TOTAL	**24,999,938**	Flat with Fiscal 2023 target	

Colette M. Kress

EVP & CFO	Target Pay ($)	Fiscal 2024 Compensation Actions	Fiscal 2024 Performance-Based Payouts
Base Salary	900,000	Flat with Fiscal 2023	
Variable Cash	300,000	Flat with Fiscal 2023	Fiscal 2024 revenue exceeded Stretch Compensation Plan goal, resulting in 200% payout Variable Cash Plan ($600,000)
Cash	**1,200,000**	Flat with Fiscal 2023	
SY PSUs	5,939,953	Flat with Fiscal 2023, resulting in 27,265 shares target opportunity granted in Fiscal 2024, with potential to earn Additional SY PSUs	Fiscal 2024 Non-GAAP Operating Income exceeded Stretch Compensation Plan goal, resulting in 200% of target opportunity becoming eligible to vest Fiscal 2024 Non-GAAP Gross Margin exceeded Stretch Compensation Plan goal, resulting in Additional SY PSUs equal to 50% of target opportunity becoming eligible to vest (total 68,162 shares)
MY PSUs	539,857	Flat with Fiscal 2023, resulting in 2,478 shares target opportunity granted in Fiscal 2024	Fiscal 2022 to Fiscal 2024 3-Year Relative TSR for MY PSUs granted in Fiscal 2022 achieved at Stretch Compensation Plan level, resulting in 200% of target opportunity (6,160 shares) becoming eligible to vest
RSUs	4,319,946	Flat with Fiscal 2023, resulting in 19,829 shares granted in Fiscal 2024	
Equity	**10,799,756**	Flat with Fiscal 2023 target	
TOTAL	**11,999,756**	Flat with Fiscal 2023 target	

Ajay K. Puri

EVP, Worldwide Field Operations	Target Pay ($)	Fiscal 2024 Compensation Actions	Fiscal 2024 Performance-Based Payouts
Base Salary	950,000	Flat with Fiscal 2023	
Variable Cash	650,000	Flat with Fiscal 2023	Fiscal 2024 revenue exceeded Stretch Compensation Plan goal, resulting in 200% payout under Variable Cash Plan ($1,300,000)
Cash	**1,600,000**	Flat with Fiscal 2023	
SY PSUs	5,719,914	Flat with Fiscal 2023, resulting in 26,255 shares target opportunity granted in Fiscal 2024, with potential to earn Additional SY PSUs	Fiscal 2024 Non-GAAP Operating Income exceeded Stretch Compensation Plan goal, resulting in 200% of target opportunity becoming eligible to vest Fiscal 2024 Non-GAAP Gross Margin exceeded Stretch Compensation Plan goal, resulting in Additional SY PSUs equal to 50% of target opportunity becoming eligible to vest (total 65,637 shares)
MY PSUs	519,814	Flat with Fiscal 2023, resulting in 2,386 shares target opportunity granted in Fiscal 2024	Fiscal 2022 to Fiscal 2024 3-Year Relative TSR for MY PSUs granted in Fiscal 2022 achieved at Stretch Compensation Plan level, resulting in 200% of target opportunity (5,880 shares) becoming eligible to vest
RSUs	4,159,819	Flat with Fiscal 2023, resulting in 19,094 shares granted in Fiscal 2024	
Equity	**10,399,547**	Flat with Fiscal 2023 target	
TOTAL	**11,999,547**	Flat with Fiscal 2023 target	

Debora Shoquist

EVP, Operations	Target Pay ($)	Fiscal 2024 Compensation Actions	Fiscal 2024 Performance-Based Payouts
Base Salary	850,000	Flat with Fiscal 2023	
Variable Cash	250,000	Flat with Fiscal 2023	Fiscal 2024 revenue exceeded Stretch Compensation Plan goal, resulting in 200% payout under Variable Cash Plan ($500,000)
Cash	**1,100,000**	Flat with Fiscal 2023	
SY PSUs	4,894,878	Flat with Fiscal 2023, resulting in 22,468 shares target opportunity granted in Fiscal 2024, with potential to earn Additional SY PSUs	Fiscal 2024 Non-GAAP Operating Income exceeded Stretch Compensation Plan goal, resulting in 200% of target opportunity becoming eligible to vest Fiscal 2024 Non-GAAP Gross Margin exceeded Stretch Compensation Plan goal, resulting in Additional SY PSUs equal to 50% of target opportunity becoming eligible to vest (total 56,170 shares)
MY PSUs	444,870	Flat with Fiscal 2023, resulting in 2,042 shares target opportunity granted in Fiscal 2024	Fiscal 2022 to Fiscal 2024 3-Year Relative TSR for MY PSUs granted in Fiscal 2022 achieved at Stretch Compensation Plan level, resulting in 200% of target opportunity (4,832 shares) becoming eligible to vest
RSUs	3,559,832	Flat with Fiscal 2023, resulting in 16,340 shares granted in Fiscal 2024	
Equity	**8,899,580**	Flat with Fiscal 2023 target	
TOTAL	**9,999,580**	Flat with Fiscal 2023 target	

Timothy S. Teter

EVP, General Counsel & Secretary	Target Pay ($)	Fiscal 2024 Compensation Actions	Fiscal 2024 Performance-Based Payouts
Base Salary	850,000	Flat with Fiscal 2023	
Variable Cash	250,000	Flat with Fiscal 2023	Fiscal 2024 revenue exceeded Stretch Compensation Plan goal, resulting in 200% payout under Variable Cash Plan ($500,000)
Cash	**1,100,000**	Flat with Fiscal 2023	
SY PSUs	4,894,878	Flat with Fiscal 2023, resulting in 22,468 shares target opportunity granted in Fiscal 2024, with potential to earn Additional SY PSUs	Fiscal 2024 Non-GAAP Operating Income exceeded Stretch Compensation Plan goal, resulting in 200% of target opportunity becoming eligible to vest Fiscal 2024 Non-GAAP Gross Margin exceeded Stretch Compensation Plan goal, resulting in Additional SY PSUs equal to 50% of target opportunity becoming eligible to vest (total 56,170 shares)
MY PSUs	444,870	Flat with Fiscal 2023, resulting in 2,042 shares target opportunity granted in Fiscal 2024	Fiscal 2022 to Fiscal 2024 3-Year Relative TSR for MY PSUs granted in Fiscal 2022 achieved at Stretch Compensation Plan level, resulting in 200% of target opportunity (4,832 shares) becoming eligible to vest
RSUs	3,559,832	Flat with Fiscal 2023, resulting in 16,340 shares granted in Fiscal 2024	
Equity	**8,899,580**	Flat with Fiscal 2023 target	
TOTAL	**9,999,580**	Flat with Fiscal 2023 target	

Additional Executive Compensation Practices, Policies, and Procedures

Other Compensation and Benefits

Due to the high profile of our CEO, and in accordance with the independently-assessed executive security program established by our Board, NVIDIA provides Mr. Huang with security protection. In Fiscal 2024, Mr. Huang's security arrangements included (i) residential security and consultation fees, (ii) security monitoring services, and (iii) car and driver services. Mr. Huang's Fiscal 2024 security costs increased compared to Fiscal 2023, which had covered only a partial year of residential security and limited travel.

We do not consider these additional security arrangements to be a personal benefit to Mr. Huang because they arise from the nature of his employment responsibilities and the related costs have been incurred as required by the Board's executive security program. However, the aggregate incremental costs to NVIDIA of providing personal security arrangements for Mr. Huang have been reported in the "All Other Compensation" column of the Summary Compensation Table below.

We believe these arrangements and costs are reasonable, appropriate, necessary and in the best interests of NVIDIA and its stockholders, as they enable Mr. Huang to focus on his duties to the Company while reducing security threats, and therefore, mitigate risks to our business. The CC has implemented an annual process to provide oversight of the nature and cost of executive security measures. In evaluating potential perquisites, we consider many factors, including the cost to the Company relative to the anticipated benefit to our business, perceived value to our executives, comparative data from our peers, as well as other corporate governance and employee relations factors.

We also provide medical, vision, dental, and accidental death and disability insurance, matches for health savings account contributions, as well as time off and paid holidays, for our NEOs on the same basis as our other employees. Like other employees, our NEOs are eligible to participate in our ESPP, unless otherwise prohibited by the rules of the Internal Revenue Service, and our 401(k) plan, which included a Company match of salary deferral contributions of up to $9,000 for calendar 2023 and up to $11,500 for calendar 2024. For Fiscal 2024 (which consisted of most of calendar year 2023 and a portion of calendar year 2024), each NEO received a 401(k) match in the amount of $9,000. We believe these benefits are consistent with benefits provided by companies with which we compete for executive-level talent. We do not provide any other perquisites or other personal benefits to our NEOs.

Equity Grant Timing Practices

The CC approves all equity award grants to our NEOs on or before the grant date. The CC's general practice is to complete its annual executive compensation review and determine performance goals and target compensation for our NEOs, and then equity awards are granted to NEOs and become effective. This process is further described in *How We Determine Executive Compensation* above. Accordingly, annual equity awards are typically granted to our NEOs in March. On occasion, the CC may grant equity awards outside of our annual grant cycle for new hires, promotions, recognition, retention or other purposes. While the CC has discretionary authority to approve equity awards to our NEOs outside of the cycle described above, the CC does not have a practice or policy of granting equity awards in anticipation of the release of material nonpublic information and, in any event, we do not time the release of material non-public information in coordination with grants of equity awards in a manner that intentionally benefits our NEOs.

Stock Ownership Guidelines

The Board believes that executive officers should hold a significant equity interest in NVIDIA. Our Corporate Governance Policies require the CEO to hold shares of our common stock valued at six times his base salary, and our other NEOs to hold shares of our common stock valued at the NEO's respective base salary. Shares that count toward the ownership guidelines include shares held by the NEO, shares held in trust for the NEO and his/her immediate family, and vested but deferred shares, but not unvested or unexercised equity awards. NEOs have up to five years from appointment to reach the ownership threshold. The stock ownership guidelines are intended to further align NEO interests with stockholder interests. Each NEO currently exceeds the stock ownership requirements.

Compensation Recovery Policy

We have maintained a Compensation Recovery Policy since 2009 and amended it in November 2023 to comply with Nasdaq's listing standards. Our policy requires the Company to recover certain incentive compensation provided to current or former executive officers in connection with certain restatements of financial statements, if such compensation exceeds the amount that the executive officers would have received based on the restated financial statements, subject to limited exceptions.

Tax and Accounting Implications

Under Section 162(m), compensation paid to each of the Company's "covered employees" that exceeds $1 million per taxable year is generally non-deductible, excluding certain performance-based compensation that qualifies for an exception pursuant to the transition relief provided by the Tax Cuts and Jobs Act.

The CC looks at a variety of factors in making its decisions and retains the flexibility to provide compensation for the NEOs in a manner consistent with the goals of the Company's executive compensation program and the best interests of the Company and its stockholders, which may include providing for compensation that is not deductible by the Company due to the deduction limit under Section 162(m). The CC also retains the flexibility to modify compensation that was initially intended to be exempt from the deduction limit under Section 162(m) if it determines that such modifications are consistent with the Company's business needs.

Our CC also considers the impact of Section 409A of the Internal Revenue Code, and in general, our executive plans and programs are designed to comply with the requirements of that section to avoid the possible adverse tax consequences that may arise from non-compliance.

Under ASC 718, the Company is required to estimate and record an expense for each award of equity compensation over the vesting period of the award. We record share-based compensation expense on an ongoing basis according to ASC 718.

Reconciliation of Non-GAAP Financial Measures

A reconciliation between our GAAP gross margin and Non-GAAP gross margin is as follows (in millions):

	Fiscal 2024
GAAP gross profit	$44,301
GAAP gross margin	72.7 %
Acquisition-related and other costs	477
Stock-based compensation expense	141
IP-related costs	40
Non-GAAP gross profit	44,959
Non-GAAP Gross Margin	73.8 %

A reconciliation between our GAAP operating income and Non-GAAP operating income is as follows (in millions):

	Fiscal 2024	Fiscal 2023
GAAP operating income	$32,972	$4,224
Stock-based compensation expense	3,549	2,710
Acquisition-related and other costs	583	674
IP-related and legal settlement costs	40	23
Restructuring costs and other	—	54
Acquisition termination cost	—	1,353
Other	(10)	2
Non-GAAP Operating Income	$37,134	$9,040

We believe these non-GAAP financial measures enhance stockholders' overall understanding of our historical financial performance. The presentation of our non-GAAP financial measures is not meant to be considered in isolation nor as a substitute for our financial results prepared in accordance with GAAP, and our non-GAAP financial measures may be different from non-GAAP financial measures used by other companies.

Risk Analysis of Our Compensation Plans

Company management performed an assessment of the Company's compensation programs and policies for Fiscal 2024 with the oversight of the CC, as generally applicable to our employees to ascertain any potential material risks that may be created by our compensation programs. The assessment focused on programs with variability of payout and the ability of participants to directly affect payout and the controls over participant action and payout—specifically, the Company's variable cash compensation, equity compensation, and sales incentive compensation programs. We identified the key terms of these programs, potential risks they may present, and specific risk mitigation features.

The CC considered the findings of the assessment described above and concluded that our compensation programs, which are structured to recognize both short-term and long-term contributions to the Company, do not create risks which are reasonably likely to have a material adverse effect on our business or financial condition.

The CC believes that the following compensation design features mitigate against risk:

✓ Our compensation program encourages our employees to remain focused on both our short-term and long-term goals, and balances incentives by using a mix of base salary and variable pay

✓ We design our variable cash and PSU compensation programs for executives so that payouts are based on achievement of corporate performance targets, and we cap the potential award payout

✓ We have internal controls over our financial accounting and reporting which are used to measure and determine the eligible compensation awards under our Variable Cash Plan and our SY PSUs

✓ Financial plan target goals and final awards under our Variable Cash Plan, SY PSUs, and Additional SY PSUs are approved by the CC and informed by the annual financial plan approved by the Board each year

✓ MY PSUs are designed with a relative goal

✓ We have a compensation recovery policy applicable to executive officers that requires NVIDIA to recover certain incentive compensation paid in connection with certain accounting restatements

✓ The CC monitors burn rate and overhang

✓ All executive officer equity awards have multi-year vesting

✓ We have stock ownership guidelines that we believe are reasonable and are designed to align our executive officers' interests with those of our stockholders

✓ Our insider trading policy prohibits hedging, pledging, using margin accounts, and trading in derivatives involving our common stock which prevents our employees from insulating themselves from the effects of NVIDIA stock price performance

Summary Compensation Table for Fiscal 2024, 2023, and 2022

The following table summarizes information regarding the compensation earned by our NEOs during Fiscal 2024, 2023, and 2022. Fiscal 2024, 2023, and 2022 were 52-week years.

Name and Principal Position	Fiscal Year	Salary ($)	Stock Awards ($) (1)	Non-Equity Incentive Plan Compensation ($) (2)	All Other Compensation ($)		Total ($)
Jen-Hsun Huang	2024	996,514	26,676,415	4,000,000	2,494,973	(3)	34,167,902
President and CEO	2023	996,832	19,666,382	—	693,710		21,356,924
	2022	996,216	18,660,407	4,000,000	81,038		23,737,661
Colette M. Kress	2024	896,863	11,756,027	600,000	13,902	(4)	13,266,792
Executive Vice President and CFO	2023	897,149	10,004,677	—	15,402		10,917,228
	2022	896,595	8,269,020	600,000	10,312		9,775,927
Ajay K. Puri	2024	946,689	11,320,353	1,300,000	48,408	(4)	13,615,450
Executive Vice President, Worldwide Field Operations	2023	946,990	9,633,991	—	46,717		10,627,698
	2022	946,406	7,892,819	1,300,000	33,493		10,172,718
Debora Shoquist	2024	847,037	9,687,599	500,000	24,229	(4)	11,058,865
Executive Vice President, Operations	2023	847,307	8,244,465	—	23,478		9,115,250
	2022	846,784	6,483,557	500,000	21,478		7,851,819
Timothy S. Teter	2024	847,037	9,687,599	500,000	13,902	(4)	11,048,538
Executive Vice President, General Counsel and Secretary	2023	847,307	8,244,465	—	15,402		9,107,174
	2022	846,784	6,483,557	500,000	12,402		7,842,743

(1) Amounts shown in this column do not reflect dollar amounts actually received by the NEO. Instead, these amounts reflect the aggregate full grant date fair value calculated in accordance with ASC 718 for the respective fiscal year for grants of RSUs, SY PSUs, and MY PSUs, as applicable. The assumptions used in the calculation of values of the awards are set forth under Note 4 to our consolidated financial statements titled *Stock-Based Compensation* in our Form 10-K. With regard to the stock awards with performance-based vesting conditions, the reported grant date fair value assumes the probable outcome of the conditions at Base Compensation Plan for SY PSUs and MY PSUs, determined in accordance with applicable accounting standards.

Assuming Stretch Compensation Plan performance for SY PSUs (including Additional SY PSUs for Fiscal 2024 only) and MY PSUs in each of Fiscal 2024, 2023, and 2022, and a stock price equal to the grant date fair value of the SY PSUs and MY PSUs, the value of stock awards granted would be:

	Jen-Hsun Huang		Colette M. Kress		Ajay K. Puri		Debora Shoquist		Timothy S. Teter	
Fiscal Year	SY PSU ($)	MY PSU ($)	SY PSU ($)	MY PSU ($)	SY PSU ($)	MY PSU ($)	SY PSU ($)	MY PSU ($)	SY PSU ($)	MY PSU ($)
2024	23,130,937	22,666,270	15,613,188	1,937,350	15,034,811	1,865,423	12,866,300	1,596,476	12,866,300	1,596,476
2023	15,142,257	14,357,535	10,902,118	1,178,299	10,498,554	1,134,240	8,984,170	970,901	8,984,170	970,901
2022	13,897,074	14,093,536	8,968,415	1,047,816	8,559,942	1,000,188	7,031,872	821,923	7,031,872	821,923

(2) As applicable, reflects amounts earned in Fiscal 2024, 2023, and 2022 and paid in March or April of each respective year pursuant to the respective Variable Cash Plan. For further information, please see our *CD&A* above.

(3) Reflects (a) the aggregate incremental costs to the Company of residential security and consultation fees (in the amount of $2,229,935, reflecting the full cost to the Company), security monitoring services, and car and driver services, (b) a $9,000 match of contributions to our 401(k) savings plan, and (c) $21,904 in life insurance premiums. The 401(k) contribution match and insurance coverage are available to all eligible NVIDIA employees.

(4) Reflects matches of contributions to our 401(k) savings plan and imputed income from life insurance coverage. These benefits are available to all eligible NVIDIA employees. For Fiscal 2024, the match of 401(k) contributions was $9,000 for each of Ms. Kress, Mr. Puri, Ms. Shoquist, and Mr. Teter; and the dollar values of life insurance premiums were $4,902 for Ms. Kress, $39,408 for Mr. Puri, $15,229 for Ms. Shoquist, and $4,902 for Mr. Teter.

Grants of Plan-Based Awards for Fiscal 2024

The following table provides information regarding all grants of plan-based awards that were made to or earned by our NEOs during Fiscal 2024. The information in this table supplements the dollar value of stock awards set forth in the *Summary Compensation Table for Fiscal Years 2024, 2023, and 2022*. The PSU and RSU awards set forth in the following table were made under our 2007 Plan. PSUs are eligible to vest based on performance against pre-established criteria. All equity awards listed are subject to service-based vesting.

Name	Type of Award	Grant Date	Approval Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards (2)			All Other Stock Awards: Number of Shares of Stock or Units (#) (3)	Grant Date Fair Value of Stock Awards ($) (4)
				Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Jen-Hsun Huang	SY PSU	3/10/23	3/2/23		—		10,098	50,491	100,982	—	11,565,468
	MY PSU	3/10/23	3/2/23		—		12,622	50,491	75,736	—	15,110,946
	Variable Cash Plan	3/2/23	3/2/23	400,000	2,000,000	4,000,000		—		—	—
Colette M. Kress	SY PSU	3/10/23	3/2/23		—		5,453	27,265	68,162	—	6,245,321
	MY PSU	3/10/23	3/2/23		—		619	2,478	4,956	—	968,675
	RSU	3/10/23	3/2/23		—			—		19,829	4,542,031
	Variable Cash Plan	3/2/23	3/2/23	60,000	300,000	600,000		—		—	—
Ajay K. Puri	SY PSU	3/10/23	3/2/23		—		5,251	26,255	65,637	—	6,013,970
	MY PSU	3/10/23	3/2/23		—		596	2,386	4,772	—	932,711
	RSU	3/10/23	3/2/23		—			—		19,094	4,373,672
	Variable Cash Plan	3/2/23	3/2/23	130,000	650,000	1,300,000		—		—	—
Debora Shoquist	SY PSU	3/10/23	3/2/23		—		4,493	22,468	56,170	—	5,146,520
	MY PSU	3/10/23	3/2/23		—		510	2,042	4,084	—	798,238
	RSU	3/10/23	3/2/23		—			—		16,340	3,742,840
	Variable Cash Plan	3/2/23	3/2/23	50,000	250,000	500,000		—		—	—
Timothy S. Teter	SY PSU	3/10/23	3/2/23		—		4,493	22,468	56,170	—	5,146,520
	MY PSU	3/10/23	3/2/23		—		510	2,042	4,084	—	798,238
	RSU	3/10/23	3/2/23		—			—		16,340	3,742,840
	Variable Cash Plan	3/2/23	3/2/23	50,000	250,000	500,000		—		—	—

(1) Represents range of awards payable under our Fiscal 2024 Variable Cash Plan.

(2) Represents range of shares eligible to be earned with respect to PSUs. Threshold and Target payouts for SY PSUs exclude the Additional SY PSUs; Maximum payouts for SY PSUs include the Additional SY PSUs.

(3) Represents RSUs granted.

(4) Amounts shown in this column do not reflect dollar amounts actually received by the NEO. Instead, these amounts reflect the aggregate full grant date fair value calculated in accordance with ASC 718 for the awards. The assumptions used in the calculation of values of the awards are set forth under Note 4 to our consolidated financial statements titled *Stock-Based Compensation* in our Form 10-K. With regard to the stock awards with performance-based vesting conditions, the reported grant date fair value assumes the probable outcome of the conditions at Base Compensation Plan performance for SY PSUs and MY PSUs, determined in accordance with applicable accounting standards.

Outstanding Equity Awards as of January 28, 2024

The following table presents information regarding outstanding equity awards held by our NEOs as of January 28, 2024.

	Stock Awards			
Name	Number of Units of Stock That Have Not Vested (#)	Market Value of Units of Stock That Have Not Vested ($) (1)	Equity Incentive Plan Awards: Number of Unearned Shares That Have Not Vested (#)	Equity Incentive Plan Awards: Market Value of Unearned Shares That Have Not Vested ($) (1)
Jen-Hsun Huang	14,520 (2)	8,861,701	—	—
	105,060 (3)	64,119,169	—	—
	32,832 (4)	20,037,698	—	—
	100,982 (5)	61,630,324	—	—
	—	—	67,013 (6)	40,898,704
	—	—	75,736 (7)	46,222,438
Colette M. Kress	2,636 (8)	1,608,777	—	—
	7,248 (2)	4,423,527	—	—
	6,160 (3)	3,759,510	—	—
	21,192 (4)	12,933,690	—	—
	7,704 (9)	4,701,828	—	—
	9,870 (10)	6,023,760	—	—
	16,112 (11)	9,833,315	—	—
	68,162 (5)	41,599,950	—	—
	—	—	4,386 (6)	2,676,820
	—	—	4,956 (7)	3,024,696
Ajay K. Puri	2,480 (8)	1,513,569	—	—
	6,816 (2)	4,159,873	—	—
	5,880 (3)	3,588,623	—	—
	20,224 (4)	12,342,909	—	—
	7,356 (9)	4,489,440	—	—
	9,504 (10)	5,800,386	—	—
	15,514 (11)	9,468,349	—	—
	65,637 (5)	40,058,917	—	—
	—	—	4,222 (6)	2,576,729
	—	—	4,772 (7)	2,912,399
Debora Shoquist	2,288 (8)	1,396,389	—	—
	6,288 (2)	3,837,629	—	—
	4,832 (3)	2,949,018	—	—
	16,616 (4)	10,140,911	—	—
	6,040 (9)	3,686,272	—	—
	8,133 (10)	4,963,651	—	—
	13,277 (11)	8,103,086	—	—
	56,170 (5)	34,281,113	—	—
	—	—	3,614 (6)	2,205,660
	—	—	4,084 (7)	2,492,506
Timothy S. Teter	1,512 (8)	922,789	—	—
	4,160 (2)	2,538,890	—	—
	4,832 (3)	2,949,018	—	—
	16,616 (4)	10,140,911	—	—
	6,040 (9)	3,686,272	—	—
	8,133 (10)	4,963,651	—	—
	13,277 (11)	8,103,086	—	—
	56,170 (5)	34,281,113	—	—
	—	—	3,614 (6)	2,205,660
	—	—	4,084 (7)	2,492,506

(1) Calculated by multiplying the number of RSUs or PSUs that have not vested or have not been earned, as applicable, by the closing price ($610.31) of NVIDIA's common stock on January 26, 2024, the last trading day before the end of our Fiscal 2024, as reported by Nasdaq.

(2) The PSU was earned on January 31, 2021, based on achievement of a performance goal. The PSU vested as to 25% of the shares on March 17, 2021, and vested as to 6.25% approximately every three months thereafter over the next three years such that the PSU was fully vested on March 20, 2024.

(3) The PSU was earned on January 28, 2024, based on achievement of a performance goal. The PSU vested as to 100% of the shares on March 20, 2024.

(4) The PSU was earned on January 30, 2022, based on achievement of a performance goal. The PSU vested as to 25% of the shares on March 16, 2022, and vested as to 6.25% approximately every three months thereafter over the next three years such that the PSU will be fully vested on March 19, 2025.

(5) Represents the number of shares subject to the PSU that became eligible to vest, determined as of January 28, 2024, assuming achievement of Stretch Compensation Plan performance goals. The PSU vested as to 25% of the shares on March 20, 2024, and vests as to 6.25% approximately every three months thereafter over the next three years such that the PSU will be fully vested on March 17, 2027.

(6) Represents shares that could be earned upon achievement of Stretch Compensation Plan goals, based on our TSR relative to the S&P 500 from January 31, 2022 through January 26, 2025. If the performance goal is achieved, 100% of the shares earned will vest on March 19, 2025. If the Threshold performance goal is achieved, 11,169 shares will be earned by Mr. Huang, 548 shares will be earned by Ms. Kress, 528 shares will be earned by Mr. Puri, 452 shares will be earned by Ms. Shoquist, and 452 shares will be earned by Mr. Teter. If the Base Compensation Plan performance goal is achieved, 44,675 shares will be earned by Mr. Huang, 2,193 shares will be earned by Ms. Kress, 2,111 shares will be earned by Mr. Puri, 1,807 shares will be earned by Ms. Shoquist, and 1,807 shares will be earned by Mr. Teter.

(7) Represents shares that could be earned upon achievement of Stretch Compensation Plan goals, based on our TSR relative to the S&P 500 from January 30, 2023 through January 25, 2026. If the performance goal is achieved, 100% of the shares earned will vest on March 18, 2026. If the Threshold performance goal is achieved, 12,622 shares will be earned by Mr. Huang, 619 shares will be earned by Ms. Kress, 596 shares will be earned by Mr. Puri, 510 shares will be earned by Ms. Shoquist, and 510 shares will be earned by Mr. Teter. If the Base Compensation Plan performance goal is achieved, 50,491 shares will be earned by Mr. Huang, 2,478 shares will be earned by Ms. Kress, 2,386 shares will be earned by Mr. Puri, 2,042 shares will be earned by Ms. Shoquist, and 2,042 shares will be earned by Mr. Teter.

(8) The RSU vested as to 25% on March 17, 2021, and vested as to 6.25% approximately every three months thereafter over the next three years such that the RSU was fully vested on March 20, 2024.

(9) The RSU vested as to 6.25% on June 16, 2021, and vests as to 6.25% approximately every three months thereafter over the next three years such that the RSU will be fully vested on March 19, 2025.

(10) The RSU vested as to 6.25% on June 15, 2022, and vests as to 6.25% approximately every three months thereafter over the next three years such that the RSU will be fully vested on March 18, 2026.

(11) The RSU vested as to 6.25% on June 21, 2023, and vests as to 6.25% approximately every three months thereafter over the next three years such that the RSU will be fully vested on March 17, 2027.

Option Exercises and Stock Vested in Fiscal 2024

The following table shows information regarding option exercises by, and stock acquired upon vesting for, our NEOs during Fiscal 2024.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#) (1)	Value Realized on Vesting ($) (2)
Jen-Hsun Huang	475,000	217,327,151	211,384 (3)	64,013,433
Colette M. Kress	—	—	86,387 (4)	31,846,207
Ajay K. Puri	—	—	82,280 (5)	30,288,530
Debora Shoquist	—	—	71,938 (6)	26,545,357
Timothy S. Teter	—	—	56,402 (7)	21,019,182

(1) Represents the gross number of shares acquired on vesting. Shares were withheld from these amounts to pay taxes due upon vesting.

(2) Represents the gross number of shares acquired on vesting multiplied by the fair market value of our common stock as reported by Nasdaq on the date of vesting.

(3) Includes an aggregate of 104,190 shares that were withheld to pay taxes due upon vesting.

(4) Includes an aggregate of 43,295 shares that were withheld to pay taxes due upon vesting.

(5) Includes an aggregate of 40,185 shares that were withheld to pay taxes due upon vesting.

(6) Includes an aggregate of 36,051 shares that were withheld to pay taxes due upon vesting.

(7) Includes an aggregate of 29,843 shares that were withheld to pay taxes due upon vesting.

Employment, Severance, and Change-in-Control Arrangements

Employment Agreements. Our executive officers are "at-will" employees and we do not have employment, severance, or change-in-control agreements with our executive officers.

Change-in-Control Arrangements. Our 2007 Plan provides that in the event of a corporate transaction or a change-in-control, outstanding stock awards may be assumed, continued, or substituted by the surviving corporation. If the surviving corporation does not assume, continue, or substitute such stock awards, then (a) with respect to any stock awards that are held by individuals performing services for NVIDIA immediately prior to the effective time of the transaction, the vesting and exercisability provisions of such stock awards will be accelerated in full and such stock awards will be terminated if not exercised prior to the effective date of the corporate transaction or change-in-control, and (b) all other outstanding stock awards will be terminated if not exercised on or prior to the effective date of the corporate transaction or change-in-control. These change-in-control arrangements apply to stock awards held by our NEOs on the same basis as our other employees.

Potential Payments Upon Termination or Change-in-Control

Upon a change-in-control or certain other corporate transactions of NVIDIA, unvested RSUs, and PSUs will fully vest in some cases as described above under *Employment, Severance, and Change-in-Control Arrangements—Change-in-Control Arrangements.* The table below shows our estimates of the amount of the benefit each of our NEOs would have received if the unvested RSUs and PSUs held by them as of January 28, 2024 had become fully vested as a result of a change-in-control, calculated by multiplying the number of unvested RSUs and PSUs held by the applicable NEO by the closing price ($610.31) of NVIDIA's common stock on January 26, 2024, the last trading day before the end of our Fiscal 2024, as reported by Nasdaq.

Name	Unvested RSUs and PSUs at January 28, 2024 (#) (1)	Total Estimated Benefit ($) (1)
Jen-Hsun Huang	263,049	160,541,435
Colette M. Kress	99,778	60,895,511
Ajay K. Puri	95,586	58,337,092
Debora Shoquist	81,375	49,663,976
Timothy S. Teter	78,471	47,891,636

(1) With respect to unvested PSUs, the amounts in these columns assume performance at Base Compensation Plan with respect to SY PSUs granted in Fiscal 2024 (not including Additional SY PSUs) and with respect to MY PSUs granted in Fiscal 2022, Fiscal 2023, and Fiscal 2024, in accordance with SEC rules. The two tables below reflect the actual numbers of the SY PSUs granted in Fiscal 2024 and MY PSUs granted in Fiscal 2022 that became eligible to vest, based on our performance during the relevant performance period for such awards, as certified by our CC shortly after the end of Fiscal 2024. The values of the estimated and actual SY PSUs and MY PSUs in the table below were calculated by multiplying the applicable number of SY PSUs and MY PSUs held by each respective NEO and listed below, by the closing price ($610.31) of NVIDIA's common stock on January 26, 2024, the last trading day before the end of our Fiscal 2024, as reported by Nasdaq. The actual SY PSUs granted in Fiscal 2024 that became eligible to vest reflected in the table below include the Additional SY PSUs.

SY PSUs granted in Fiscal 2024 - Actual Achievement (versus Base Compensation Plan Performance)

Name	Estimated SY PSUs Granted in Fiscal 2024 at Base Compensation Plan Performance (#)	Value of Estimated SY PSUs Granted in Fiscal 2024 at Base Compensation Plan Performance ($)	Actual SY PSUs Granted in Fiscal 2024 Eligible to Vest (#)	Value of Actual SY PSUs Granted in Fiscal 2024 Eligible to Vest ($)
Jen-Hsun Huang	50,491	30,815,162	100,982	61,630,324
Colette M. Kress	27,265	16,640,102	68,162	41,599,950
Ajay K. Puri	26,255	16,023,689	65,637	40,058,917
Debora Shoquist	22,468	13,712,445	56,170	34,281,113
Timothy S. Teter	22,468	13,712,445	56,170	34,281,113

MY PSUs granted in Fiscal 2022 - Actual Achievement (versus Base Compensation Plan Performance)

Name	Estimated MY PSUs Granted in Fiscal 2022 at Base Compensation Plan Performance (#)	Value of Estimated MY PSUs Granted in Fiscal 2022 at Base Compensation Plan Performance ($)	Actual MY PSUs Granted in Fiscal 2022 Eligible to Vest (#)	Value of Actual MY PSUs Granted in Fiscal 2022 Eligible to Vest ($)
Jen-Hsun Huang	70,040	42,746,112	105,060	64,119,169
Colette M. Kress	3,080	1,879,755	6,160	3,759,510
Ajay K. Puri	2,940	1,794,311	5,880	3,588,623
Debora Shoquist	2,416	1,474,509	4,832	2,949,018
Timothy S. Teter	2,416	1,474,509	4,832	2,949,018

The actual number of MY PSUs granted in Fiscal 2023 and Fiscal 2024 that will become eligible to vest will be determinable after January 26, 2025 and January 25, 2026, respectively, the ending dates of the applicable three-year measurement period for MY PSUs.

Pay Ratio

We determined the ratio of: (a) the annual total compensation of our CEO to (b) the median of the annual total compensation of all our employees, except for our CEO, both calculated in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K.

We determined our median employee for purposes of the pay ratio calculation for Fiscal 2024 by using a consistently applied compensation measure, which aggregated, for each employee employed by us on the last day of Fiscal 2024, or January 28, 2024: (i) target base salary as of January 28, 2024 (annualized for permanent employees who were employed by us for less than the entire fiscal year), (ii) variable cash earned during Fiscal 2024, and (iii) aggregate full grant date fair value of equity awards granted during Fiscal 2024, calculated in accordance with ASC 718 and assuming the probable outcome of the conditions at Base Compensation Plan for performance-based awards. Compensation paid in foreign currencies was converted to U.S. dollars based on exchange rates in effect on January 28, 2024.

After applying the methodology described above, we determined the identity of our median employee for Fiscal 2024, whose Fiscal 2024 total compensation was $266,939. Our CEO's Fiscal 2024 total compensation was $34,167,902. Therefore, our Fiscal 2024 CEO to median employee pay ratio was 128:1.

This pay ratio represents a reasonable estimate of the relationship between the compensation of our CEO and that of our median employee for Fiscal 2024, calculated in a manner consistent with Item 402(u) of Regulation S-K and applicable guidance, which provide significant flexibility in how companies identify the median employee. Each company may use a different methodology, apply different exclusions, and make different assumptions. As a result, the pay ratio reported by other companies may not be comparable to ours.

Pay Versus Performance

NVIDIA's executive compensation program is guided by a pay for performance philosophy and is designed to align NEO pay with our stockholders' interests. Accordingly, a substantial portion of our NEOs' total compensation is based on the Company's performance under certain corporate financial metric goals, which for Fiscal 2024 included annual revenue, annual Non-GAAP Operating Income, annual Non-GAAP Gross Margin, and 3-year TSR relative to the S&P 500.

Amounts set forth below as "compensation actually paid," or CAP, have been calculated in accordance with Item 402(v) of Regulation S-K under the Securities Act, and do not represent the value of compensation actually paid to or received by our NEOs. For a discussion of our executive compensation program and philosophy, refer to our CD&A above.

The following table summarizes information regarding compensation for our NEOs, including CAP as well as certain financial performance metrics, during Fiscal 2024, 2023, 2022, and 2021. Fiscal 2024, 2023, and 2022 were 52-week years. Fiscal 2021 was a 53-week year.

Fiscal Year	Summary Compensation Table Total for CEO ($) (1) (2)	Compensation Actually Paid to CEO ($) (1) (3)	Average Summary Compensation Table Total for Non-CEO NEOs ($) (4) (5)	Average Compensation Actually Paid to Non-CEO NEOs ($) (4) (6)	Total Shareholder Return ($)	Peer Group Total Shareholder Return ($) (8)	Net Income (in millions) ($)	Non-GAAP Operating Income (in millions) ($) (9)
					Value of Initial Fixed $100 Investment Based on (7):			
2024	34,167,902	234,132,305	12,247,411	85,558,057	978.42	190.57	29,760	37,134
2023	21,356,924	(4,118,947)	9,941,838	(1,364,661)	326.34	133.09	4,368	9,040
2022	23,737,661	105,543,768	8,910,802	38,453,071	365.66	158.12	9,752	12,690
2021	19,316,401	79,631,875	7,224,018	27,879,337	207.79	141.39	4,332	6,803

(1) For Fiscal 2024, 2023, 2022, and 2021, our CEO was Jen-Hsun Huang.

(2) The amounts in this column correspond with total compensation for our CEO as reported in our Summary Compensation Table above for the listed fiscal years.

(3) The amounts in this column represent CAP calculated in accordance with Item 402(v) of Regulation S-K during the listed fiscal years. Adjustments to the Summary Compensation Table total compensation for our CEO to arrive at CAP for Fiscal 2024 were as follows:

Reconciliation of Summary Compensation Table Total Compensation for CEO to CAP

Fiscal Year	Summary Compensation Table Total for CEO ($)	(Deduct): Value of Equity Awards Reported in Summary Compensation Table ($) (a)	Add: Year End Fair Value of Awards Granted During the Year which were Unvested at Year End ($) (b)	Add/(Deduct): Year Over Year Change in Fair Value of Outstanding and Unvested Awards ($) (b)	Add/(Deduct): Change in Fair Value of Awards Granted in Prior Years which Vested During the Year ($) (b)	Total Equity Award Adjustments ($) (b) (c)	Compensation Actually Paid to CEO ($)
			Equity Award Adjustments				
2024	34,167,902	(26,676,415)	107,502,462	98,169,212	20,969,145	226,640,818	234,132,305

(a) The amount in this column corresponds with the full grant date fair value, calculated in accordance with ASC 718, of "Stock Awards" for our CEO as reported in our Summary Compensation Table above for Fiscal 2024.

(b) The equity award adjustments were calculated in accordance with the SEC methodology for determining CAP for each year shown. The amounts in these columns were determined by reference to (i) for MY PSU awards where the performance period was complete as of or prior to the applicable year end date and for SY PSU awards, the closing price of our common stock on the applicable year end date, as reduced by the present value of dividends expected to be paid on the underlying shares during the requisite service period, or the closing price of our common stock on the applicable vesting dates, and (ii) for MY PSU awards where the performance period was not yet complete as of the applicable year end date, the fair value as calculated by a Monte Carlo simulation model as of the respective year end date, for the listed fiscal years.

(c) The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. Includes SY PSUs granted in Fiscal 2023 that failed to meet vesting conditions and were forfeited in Fiscal 2024 with a $0 fair value.

(4) For Fiscal 2024, 2023, 2022, and 2021, our non-CEO NEOs were Colette M. Kress, Ajay K. Puri, Debora Shoquist, and Timothy S. Teter.

(5) The amounts in this column correspond with the average of the total compensation for our non-CEO NEOs as reported in our Summary Compensation Table above for the listed fiscal years.

(6) The amounts in this column represent average CAP calculated in accordance with Item 402(v) of Regulation S-K during the listed fiscal years. Adjustments to the Summary Compensation Table average total compensation for our non-CEO NEOs to arrive at average CAP for Fiscal 2024 were as follows:

Reconciliation of Summary Compensation Table Average Total Compensation for Non-CEO NEOs to CAP

| | | | Equity Award Adjustments | | | | | |
| | | (Deduct): | Add: | Add/(Deduct): | Add: | Add/(Deduct): | | |
Fiscal Year	Average Summary Compensation Table Total for Non-CEO NEOs ($)	Value of Equity Awards Reported in Summary Compensation Table ($) (a)	Year End Fair Value of Awards Granted During the Year which were Unvested at Year End ($) (b)	Year Over Year Change in Fair Value of Outstanding and Unvested Awards ($) (b)	Vesting Date Fair Value of Awards Granted and Vested During the Year ($) (b)	Change in Fair Value of Awards Granted in Prior Years which Vested During the Year ($) (b)	Total Equity Award Adjustments ($) (b) (c)	Average Compensation Actually Paid to Non-CEO NEOs ($)
2024	12,247,411	(10,612,895)	49,133,208	21,801,378	1,491,886	11,497,069	83,923,540	85,558,057

(a) The amount in this column corresponds with the average of the full grant date fair value, calculated in accordance with ASC 718, of "Stock Awards" for our non-CEO NEOs as reported in our Summary Compensation Table above for Fiscal 2024.

(b) The equity award adjustments were calculated in accordance with the SEC methodology for determining CAP for each year shown. The amounts in these columns were determined by reference to (i) for MY PSU awards where the performance period was complete as of or prior to the applicable year end date, for RSU awards and for SY PSU awards, the closing price of our common stock on the applicable year end date, as reduced by the present value of dividends expected to be paid on the underlying shares during the requisite service period, or the closing price of our common stock on the applicable vesting dates, and (ii) for MY PSU awards where the performance period was not yet complete as of the applicable year end date, the fair value as calculated by a Monte Carlo simulation model as of the respective year end date, for the listed fiscal years.

(c) The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. Includes SY PSUs granted in Fiscal 2023 that failed to meet vesting conditions and were forfeited in Fiscal 2024, which resulted in no adjustment because the awards had a $0 fair value as of the end of Fiscal 2023.

(7) TSR for each of Fiscal 2024, 2023, 2022, and 2021 is cumulative, reflecting the value of a fixed $100 investment beginning with the market close on January 24, 2020, the last trading day before our Fiscal 2021, through and including the end of the respective listed fiscal years.

(8) The Nasdaq 100 Index is the industry peer group we use for purposes of Item 201(e) of Regulation S-K. The separate peer group referenced by the CC for purposes of determining executive compensation is discussed above in CD&A.

(9) Our Company-Selected Measure, as required by Item 402(v) of Regulation S-K, is Non-GAAP Operating Income, which, in our assessment, represents the most important financial performance measure linking Fiscal 2024 NEO CAP to company performance. See *Definitions* above for a definition of Non-GAAP Operating Income, and see *Reconciliation of Non-GAAP Financial Measures* above in our CD&A for a reconciliation between GAAP operating income and non-GAAP Operating Income.

Most Important Financial Performance Measures

The following table is an unranked list of the most important financial performance measures linking Fiscal 2024 NEO CAP to company performance:

Financial Measures
Revenue
Non-GAAP Operating Income
Non-GAAP Gross Margin
3-Year TSR relative to the S&P 500

Refer to *CD&A* above for a description of how each of these performance measures impacts NEO compensation.

Relationships Between CAP and Financial Performance

The following graphs illustrate how CAP for our NEOs aligns with the Company's financial performance measures as detailed in the Pay Versus Performance table above for each of Fiscal 2021, 2022, 2023, and 2024, as well as between the TSRs of NVIDIA and the Nasdaq100 Index, reflecting the value of a fixed $100 investment beginning with the market close on January 24, 2020, the last trading day before our Fiscal 2021, through and including the end of the respective listed fiscal years.

NEO CAP versus TSR



NEO CAP versus Net Income & Non-GAAP Operating Income



All information provided above under the "Pay Versus Performance" heading will not be deemed to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing, except to the extent the Company specifically incorporates such information by reference.

Compensation Committee Interlocks and Insider Participation

For Fiscal 2024, the CC consisted of Messrs. Burgess, Coxe, Dabiri, and Jones and Ms. Hudson. No member of the CC is an officer or employee of NVIDIA, and none of our executive officers serve as a member of the board or compensation committee of any entity that has one or more executive officers serving as a member of our Board or CC.

Compensation Committee Report

The Compensation Committee of the Board of Directors oversees the compensation programs of NVIDIA on behalf of the Board of Directors. In fulfilling its oversight responsibilities, the Compensation Committee reviewed and discussed with management the Compensation Discussion and Analysis included in this proxy statement.

In reliance on the review and discussions referred to above, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Annual Report on Form 10-K of NVIDIA for the year ended January 28, 2024 and in this proxy statement.

Compensation Committee

Robert K. Burgess, Tench Coxe, John O. Dabiri, Dawn Hudson, and Harvey C. Jones

Proposal 3—Ratification of the Selection of Independent Registered Public Accounting Firm for Fiscal 2025

> **What am I voting on?** Ratification of the selection of PwC as our independent registered public accounting firm for Fiscal 2025.
>
> **Vote required for approval**: A majority of the shares present, in person or represented by proxy, and entitled to vote on this matter.
>
> **Effect of abstentions**: Same as a vote AGAINST.
>
> **Effect of broker non-votes**: Not applicable (because this is a routine proposal, there are no broker non-votes).

The AC has selected PwC, which has audited our financial statements annually since 2004, to serve as our independent registered public accounting firm for Fiscal 2025. Our lead audit partner at PwC will serve no more than five consecutive years in that role. Stockholder ratification of the AC's selection of PwC is not required by our Bylaws. As a matter of good corporate governance, we are submitting the selection of PwC to our stockholders for ratification. If our stockholders do not ratify the selection, the AC will reconsider whether or not to retain PwC. Even if the selection is ratified, the AC in its sole discretion may direct the appointment of a different independent registered public accounting firm at any time during the fiscal year if it determines that such a change would be in our best interests and those of our stockholders. The AC believes it is in the best interests of NVIDIA and our stockholders to retain PwC.

We expect that a representative of PwC will attend the 2024 Meeting. The PwC representative will have an opportunity to make a statement at the 2024 Meeting if he or she so desires and will also be available to respond to appropriate stockholder questions.

Recommendation of the Board

The Board recommends that you vote **FOR** the ratification of the selection of PwC as our independent registered accounting firm for our fiscal year ending January 26, 2025.

Fees Billed by the Independent Registered Public Accounting Firm

The following is a summary of fees billed or expected to be billed by PwC for Fiscal 2024, and fees billed by PwC for Fiscal 2023, for audit, audit related, tax, and other professional services during each fiscal year:

	Fiscal 2024	Fiscal 2023
Audit Fees (1)	$ 6,686,412	$ 6,858,279
Audit Related Fees (2)	804,258	243,400
Tax Fees (3)	1,164,399	1,189,263
All Other Fees (4)	352,000	17,858
Total Fees	**$ 9,007,069**	**$ 8,308,800**

(1) For the audit of our consolidated financial statements, including the audit of our internal control over financial reporting, review of our quarterly financial statements and annual reports, review of SEC registration statements and related consents, and fees related to statutory audits of some of our international entities.

(2) For a review of select sustainability metrics, system and organization controls reporting, and other attestation services.

(3) For tax compliance, consulting, and tax audit defense services.

(4) For products or services other than those referenced above, including a cybersecurity maturity assessment and subscription to accounting research software.

All services provided for Fiscal 2024 and 2023 described above were pre-approved by the AC or the AC Chairperson through the authority granted to him by the AC, which is described below. Our AC determined that the rendering of services other than audit services by PwC was compatible with maintaining PwC's independence.

Pre-Approval Policies and Procedures

The AC has adopted policies and procedures for the pre-approval of all audit and permissible non-audit services rendered by our independent registered public accounting firm. The policy generally permits pre-approvals of specified permissible services in the defined categories of audit services, audit-related services, and tax services up to specified amounts. Pre-approval may also be given as part of the AC's approval of the scope of the engagement of our independent registered public accounting firm or on an individual case-by-case basis before the independent registered public accounting firm is engaged to provide each service. In some cases, the full AC provides pre-approval for up to a year related to a particular defined task or scope. In other cases, the AC has delegated power to the AC Chairperson to pre-approve additional audit and non-audit services if the need for the service was unanticipated and approval is required prior to the next scheduled meeting of the AC. The AC Chairperson then communicates such pre-approval to the full AC at its next meeting.

Report of the Audit Committee of the Board of Directors

The material in this report is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporated by reference in any of our filings under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing, except to the extent specifically incorporated by reference therein.

The Audit Committee, or AC, oversees accounting, financial reporting, internal control over financial reporting, financial practices, and audit activities of NVIDIA and its subsidiaries. The AC reviews the results and scope of the audit and other services provided by the independent registered public accounting firm and reviews financial statements and the accounting policies followed by NVIDIA prior to the issuance of the financial statements with both management and the independent registered public accounting firm.

Management is responsible for the financial reporting process, the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States, or GAAP, the system of internal control over financial reporting, and the procedures designed to facilitate compliance with accounting standards and applicable laws and regulations. PricewaterhouseCoopers LLP, or PwC, our independent registered public accounting firm for Fiscal 2024, was responsible for performing an independent audit of the consolidated financial statements and issuing a report on the consolidated financial statements and of the effectiveness of our internal control over financial reporting as of January 28, 2024. PwC's judgments as to the quality, not just the acceptability, of our accounting principles and such other matters are required to be disclosed to the AC under applicable standards. The AC oversees these processes. Also, the AC has ultimate authority and responsibility to select, evaluate and, when appropriate, terminate the independent registered public accounting firm. The AC approves audit fees and non-audit services provided by and fees paid to the independent registered public accounting firm.

NVIDIA has an internal audit function that reports to the AC. This function is responsible for objectively reviewing and evaluating the adequacy, effectiveness, and quality of our system of internal controls and the operating effectiveness of our business processes. The AC approves an annual internal audit plan and monitors the activities and performance of our internal audit function throughout the year to ensure the plan objectives are carried out and met.

The AC members are not professional accountants or auditors, and their functions are not intended to duplicate or to certify the activities of management or the independent registered public accounting firm. The AC does not plan or conduct audits, determine that our financial statements are complete and accurate and in accordance with GAAP, or assess our internal control over financial reporting. The AC relies, without additional independent verification, on the information provided by our management and on the representations made by management that the financial statements have been prepared with integrity and objectivity, and the opinion of PwC that such financial statements have been prepared in conformity with GAAP.

In this context, the AC reviewed and discussed the audited consolidated financial statements for Fiscal 2024 with management and our internal control over financial reporting with management and PwC. Specifically, the AC discussed with PwC the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the SEC. We have received from PwC the written disclosures and letter required by the applicable requirements of the Public Company Accounting Oversight Board regarding PwC's communications with the AC concerning independence. The AC also considered whether the provision of certain permitted non-audit services by PwC is compatible with PwC's independence and discussed PwC's independence with PwC.

Based on the AC's review and discussions, the AC recommended to the Board of Directors that the audited consolidated financial statements be included in the Annual Report on Form 10-K of NVIDIA for the fiscal year ended January 28, 2024.

Audit Committee

A. Brooke Seawell, Melissa B. Lora, Michael G. McCaffery, Mark L. Perry, Aarti Shah, and Mark A. Stevens

Proposal 4—Stockholder Proposal: Simple Majority Vote

What am I voting on? A stockholder proposal to eliminate all supermajority voting provisions.

Vote required for approval: A majority of the shares present, in person or represented by proxy, and entitled to vote on this matter.

Effect of abstentions: Same as a vote AGAINST.

Effect of broker non-votes: None.

Below is a stockholder proposal and supporting statement of the stockholder proponent, for which we and our Board accept no responsibility. This proposal is required to be voted upon at the 2024 Meeting if properly presented. Our Board has elected not to make a voting recommendation with respect to this proposal.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, California 90278, the beneficial owner of at least 10 shares of our common stock on the date the proposal was submitted, intends to present the following proposal at the 2024 Meeting.

Proposal 4 – Simple Majority Vote



Shareholders request that our board take each step necessary so that each voting requirement in our charter and bylaws (that is explicit or implicit due to default to state law) that calls for a greater than simple majority vote be replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws. This includes making the necessary changes in plain English.

Shareholders are willing to pay a premium for shares of companies that have excellent corporate governance. Supermajority voting requirements have been found to be one of 6 entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements are used to block initiatives supported by most shareowners but opposed by a status quo management.

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. These votes would have been higher than 74% to 88% if more shareholders had access to independent proxy voting advice. This proposal topic also received overwhelming 98%-support each at the 2023 annual meetings of American Airlines (AAL) and The Carlyle Group (CG).

The overwhelming shareholder support for this proposal topic at hundreds of major companies raises the question of why NVIDIA had not initiated this proposal topic on its own.

Please vote yes:
Simple Majority Vote – Proposal 4

Board Statement in Response to Proposal 4

Proposal 4 is advisory only, and our Board does not recommend a vote either for or against the proposal. Approval of Proposal 4 would not, by itself, implement a majority voting standard. Our Board and our stockholders would need to take subsequent action to replace each supermajority voting standard in our Charter and Bylaws with a voting standard requiring only a simple majority of the votes cast, or the Simple Majority Vote, or as close as permitted by Delaware law.

Currently, our Charter and Bylaws specify supermajority voting standards applicable only to certain fundamental changes in corporate governance. The only provisions in our Charter and Bylaws that require the affirmative vote of the holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all of the then-outstanding shares of stock of NVIDIA, entitled to vote at an election of directors, or the Supermajority Voting Requirement, are:

Charter	Bylaws
• Alteration, amendment or repeal of any of the following Charter provisions (Article VII, paragraph B):	• Removal of director without cause (Section 21)
◦ Composition and election of the Board, amendment of the Bylaws, and stockholder action by written consent (Article V)	• Adoption, amendment, or repeal of the Bylaws by stockholders of NVIDIA (Section 48)
◦ Exculpation for violations of the duty of care by directors (Article VI)	
◦ Amendment of the Charter (Article VII)	
• Removal of director without cause (Article V, paragraph A(3))	
• Alteration or amendment of a Bylaw provision or the adoption of a new Bylaw provision by stockholders of NVIDIA (Article V, paragraph B(1))	

In addition, our Bylaws provide that the default stockholder voting standard for all matters other than the election of directors is the affirmative vote of a majority of shares present, in person or represented by proxy, and entitled to vote on such matter, which requires greater than a Simple Majority Vote.

The Supermajority Voting Requirement was implemented to ensure broad support for certain fundamental changes to our corporate governance affecting all our stockholders. Our Board regularly reviews our governing documents and engages with and actively considers feedback from our stockholders concerning possible updates to ensure that the interests of all stockholders are fully protected. Under the proposed Simple Majority Vote standard, a few large stockholders could approve certain key actions and significantly alter our governance structure. For example, in the event of a stockholder meeting in which only 50% plus one share of our outstanding shares of capital stock are present and entitled to vote (the minimum number to constitute a quorum), holders of a majority of the votes cast, which could be even less than a majority of the shares present, could approve bylaw amendments that could effect fundamental changes to our corporate governance. Such a circumstance would be avoided by maintaining the current, limited Supermajority Voting Requirement.

Under the proposed Simple Majority Vote, as required by Delaware law, matters such as removal of directors and amendment of the Charter would require the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of stock of NVIDIA.

Our Board is interested in considering the viewpoints of all of our stockholders and will evaluate the voting results of Proposal 4, together with additional input received in the course of our regular stockholder engagement program.

Accordingly, our Board is not making a voting recommendation with respect to Proposal 4.

Equity Compensation Plan Information

The number of shares issuable upon exercise of outstanding stock options, RSUs, and PSUs, the weighted-average exercise price of outstanding stock options, and the number of stock awards remaining for future issuance under each of our equity compensation plans as of January 28, 2024 are summarized as follows:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights (a)	Weighted-average exercise price of outstanding options, warrants and, rights ($) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders (1)	37,344,029	—	373,068,316 (2)
Equity compensation plans not approved by security holders	— (3)	—	—
Total	**37,344,029**		**373,068,316**

(1) This row includes our 2007 Plan and our ESPP. Under our ESPP, participants are permitted to purchase our common stock at a discount on certain dates through payroll deductions within a pre-determined purchase period. Accordingly, the number of shares to be issued upon exercise of outstanding rights under our ESPP as of January 28, 2024 is not determinable.

(2) As of January 28, 2024, (a) the number of shares that remained available for future issuance under the 2007 Plan was 146,059,387, and (b) the number of shares that remained available for future issuance under the ESPP was 227,008,929, of which up to 1,178,052 shares may be purchased under the ESPP in the current purchase period which runs until August 30, 2024, based on estimated participation and contribution rates, purchase prices based on the applicable offering date prices, and the $25,000 limit under Section 423(b)(8) of the Internal Revenue Code.

(3) Excludes RSUs assumed by NVIDIA in connection with mergers and acquisitions. As of January 28, 2024, a total of 195,457 shares were issuable upon the vesting of such RSUs. Such RSUs have no exercise price. No additional awards were or may be granted by NVIDIA under the plans pursuant to which such RSUs were originally granted.

During Fiscal 2024, we granted an aggregate of 14,812,090 shares under our 2007 Plan in the form of RSUs and PSUs, 512,356 of which were granted to our NEOs, 8,977 of which were granted to our non-employee directors, and 14,290,757 of which were granted to our other employees. For this purpose, PSUs are counted in the year of grant at the maximum number of shares that may become eligible to vest. Also during Fiscal 2024, an aggregate of 3,114,275 shares were purchased under our ESPP, 730 of which were purchased by our NEOs, and 3,113,545 of which were purchased by our other employees. Our non-employee directors are not eligible to participate in our ESPP.

Additional Information

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our executive officers, directors and persons who own more than 10% of a registered class of our equity securities to file initial reports of ownership and reports of changes in ownership of our common stock and other equity securities with the SEC. Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required, all Section 16(a) filing requirements applicable to individuals who were, during Fiscal 2024, our executive officers, directors and greater than 10% beneficial owners were complied with, except for Mr. McCaffery, who filed a late Form 4 for one transaction.

Other Matters

The Board knows of no other matters that will be presented for consideration at the 2024 Meeting. If any other matters are properly brought before the 2024 Meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors

Timothy S. Teter

Secretary

May 14, 2024

A COPY OF OUR ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED JANUARY 28, 2024 AS FILED WITH THE SEC IS BEING FURNISHED TO STOCKHOLDERS CONCURRENTLY HEREWITH. UPON WRITTEN REQUEST, WE WILL PROVIDE, WITHOUT CHARGE, AN ADDITIONAL COPY OF THE ANNUAL REPORT. STOCKHOLDERS MAY SUBMIT THEIR REQUESTS TO: INVESTOR RELATIONS, NVIDIA CORPORATION, 2788 SAN TOMAS EXPRESSWAY, SANTA CLARA, CALIFORNIA 95051 OR TO SHAREHOLDERMEETING@NVIDIA.COM. WE WILL ALSO FURNISH A COPY OF ANY EXHIBIT TO THE ANNUAL REPORT ON FORM 10-K IF SPECIFICALLY REQUESTED IN WRITING.

NVIDIA and the NVIDIA logo are either registered trademarks or trademarks of NVIDIA Corporation in the United States and other countries. Other company names used in this publication are for identification purposes only and may be trademarks of their respective companies.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 28, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number: 0-23985



NVIDIA CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**94-3177549**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
2788 San Tomas Expressway, Santa Clara, California	**95051**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (408) 486-2000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value per share	NVDA	The Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐ Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant as of July 28, 2023 was approximately $1.1 trillion (based on the closing sales price of the registrant's common stock as reported by the Nasdaq Global Select Market on July 28, 2023). This calculation excludes 105 million shares held by directors and executive officers of the registrant. This calculation does not exclude shares held by such organizations whose ownership exceeds 5% of the registrant's outstanding common stock that have represented to the registrant that they are registered investment advisers or investment companies registered under section 8 of the Investment Company Act of 1940.

The number of shares of common stock outstanding as of February 16, 2024 was 2.5 billion.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement for its 2024 Annual Meeting of Shareholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K are incorporated by reference into Part III, Items 10-14 of this Annual Report on Form 10-K.

Where You Can Find More Information

Investors and others should note that we announce material financial information to our investors using our investor relations website, press releases, SEC filings and public conference calls and webcasts. We also use the following social media channels as a means of disclosing information about the company, our products, our planned financial and other announcements and attendance at upcoming investor and industry conferences, and other matters and for complying with our disclosure obligations under Regulation FD:

NVIDIA X Account (https://twitter.com/nvidia)

NVIDIA Corporate Blog (http://blogs.nvidia.com)

NVIDIA Facebook Page (https://www.facebook.com/nvidia)

NVIDIA LinkedIn Page (http://www.linkedin.com/company/nvidia)

NVIDIA Instagram Page (https://www.instagram.com/nvidia)

In addition, investors and others can view NVIDIA videos on YouTube (https://www.YouTube.com/nvidia).

The information we post through these social media channels may be deemed material. Accordingly, investors should monitor these accounts and the blog, in addition to following our press releases, SEC filings and public conference calls and webcasts. This list may be updated from time to time. The information we post through these channels is not a part of this Annual Report on Form 10-K. These channels may be updated from time to time on NVIDIA's investor relations website.

Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements which are based on our management's beliefs and assumptions and on information currently available to our management. In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "could," "goal," "would," "expect," "plan," "anticipate," "believe," "estimate," "project," "predict," "potential," and similar expressions intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance, time frames or achievements to be materially different from any future results, performance, time frames or achievements expressed or implied by the forward-looking statements. We discuss many of these risks, uncertainties, and other factors in this Annual Report on Form 10-K in greater detail under the heading "Risk Factors." Given these risks, uncertainties, and other factors, you should not place undue reliance on these forward-looking statements. Also, these forward-looking statements represent our estimates and assumptions only as of the date of this filing. You should read this Annual Report on Form 10-K completely and with the understanding that our actual future results may be materially different from what we expect. We hereby qualify our forward-looking statements by these cautionary statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

All references to "NVIDIA," "we," "us," "our," or the "Company" mean NVIDIA Corporation and its subsidiaries.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the filing date of this Annual Report on Form 10-K, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

Item 1. Business

Our Company

NVIDIA pioneered accelerated computing to help solve the most challenging computational problems. NVIDIA is now a full-stack computing infrastructure company with data-center-scale offerings that are reshaping industry.

Our full-stack includes the foundational CUDA programming model that runs on all NVIDIA GPUs, as well as hundreds of domain-specific software libraries, software development kits, or SDKs, and Application Programming Interfaces, or APIs. This deep and broad software stack accelerates the performance and eases the deployment of NVIDIA accelerated computing for computationally intensive workloads such as artificial intelligence, or AI, model training and inference, data analytics, scientific computing, and 3D graphics, with vertical-specific optimizations to address industries ranging from healthcare and telecom to automotive and manufacturing.

Our data-center-scale offerings are comprised of compute and networking solutions that can scale to tens of thousands of GPU-accelerated servers interconnected to function as a single giant computer; this type of data center architecture and scale is needed for the development and deployment of modern AI applications.

The GPU was initially used to simulate human imagination, enabling the virtual worlds of video games and films. Today, it also simulates human intelligence, enabling a deeper understanding of the physical world. Its parallel processing capabilities, supported by thousands of computing cores, are essential for deep learning algorithms. This form of AI, in which software writes itself by learning from large amounts of data, can serve as the brain of computers, robots and self-driving cars that can perceive and understand the world. GPU-powered AI solutions are being developed by thousands of enterprises to deliver services and products that would have been immensely difficult or even impossible with traditional coding. Examples include generative AI, which can create new content such as text, code, images, audio, video, and molecule structures, and recommendation systems, which can recommend highly relevant content such as products, services, media or ads using deep neural networks trained on vast datasets that capture the user preferences.

NVIDIA has a platform strategy, bringing together hardware, systems, software, algorithms, libraries, and services to create unique value for the markets we serve. While the computing requirements of these end markets are diverse, we address them with a unified underlying architecture leveraging our GPUs and networking and software stacks. The programmable nature of our architecture allows us to support several multi-billion-dollar end markets with the same underlying technology by using a variety of software stacks developed either internally or by third-party developers and partners. The large and growing number of developers and installed base across our platforms strengthens our ecosystem and increases the value of our platform to our customers.

Innovation is at our core. We have invested over $45.3 billion in research and development since our inception, yielding inventions that are essential to modern computing. Our invention of the GPU in 1999 sparked the growth of the PC gaming market and redefined computer graphics. With our introduction of the CUDA programming model in 2006, we opened the parallel processing capabilities of our GPU to a broad range of compute-intensive applications, paving the way for the emergence of modern AI. In 2012, the AlexNet neural network, trained on NVIDIA GPUs, won the ImageNet computer image recognition competition, marking the "Big Bang" moment of AI. We introduced our first Tensor Core GPU in 2017, built from the ground-up for the new era of AI, and our first autonomous driving system-on-chips, or SoC, in 2018. Our acquisition of Mellanox in 2020 expanded our innovation canvas to include networking and led to the introduction of a new processor class – the data processing unit, or DPU. Over the past 5 years, we have built full software stacks that run on top of our GPUs and CUDA to bring AI to the world's largest industries, including NVIDIA DRIVE stack for autonomous driving, Clara for healthcare, and Omniverse for industrial digitalization; and introduced the NVIDIA AI Enterprise software – essentially an operating system for enterprise AI applications. In 2023, we introduced our first data center CPU, Grace, built for giant-scale AI and high-performance computing. With a strong engineering culture, we drive fast, yet harmonized, product and technology innovations in all dimensions of computing including silicon, systems, networking, software and algorithms. More than half of our engineers work on software.

The world's leading cloud service providers, or CSPs, and consumer internet companies use our data center-scale accelerated computing platforms to enable, accelerate or enrich the services they deliver to billions of end users, including AI solutions and assistants, search, recommendations, social networking, online shopping, live video, and translation.

Enterprises and startups across a broad range of industries use our accelerated computing platforms to build new generative AI-enabled products and services, or to dramatically accelerate and reduce the costs of their workloads and workflows. The enterprise software industry uses them for new AI assistants and chatbots; the transportation industry for autonomous driving; the healthcare industry for accelerated and computer-aided drug discovery; and the financial services industry for customer support and fraud detection.

Researchers and developers use our computing solutions to accelerate a wide range of important applications, from simulating molecular dynamics to climate forecasting. With support for more than 3,500 applications, NVIDIA computing enables some of the most promising areas of discovery, from climate prediction to materials science and from wind tunnel simulation to genomics. Including GPUs and networking, NVIDIA powers over 75% of the supercomputers on the global TOP500 list, including 24 of the top 30 systems on the Green500 list.

Gamers choose NVIDIA GPUs to enjoy immersive, increasingly cinematic virtual worlds. In addition to serving the growing number of gamers, the market for PC GPUs is expanding because of the burgeoning population of live streamers, broadcasters, artists, and creators. With the advent of generative AI, we expect a broader set of PC users to choose NVIDIA GPUs for running generative AI applications locally on their PC, which is critical for privacy, latency, and cost-sensitive AI applications.

Professional artists, architects and designers use NVIDIA partner products accelerated with our GPUs and software platform for a range of creative and design use cases, such as creating visual effects in movies or designing buildings and products. In addition, generative AI is expanding the market for our workstation-class GPUs, as more enterprise customers develop and deploy AI applications with their data on-premises.

Headquartered in Santa Clara, California, NVIDIA was incorporated in California in April 1993 and reincorporated in Delaware in April 1998.

Our Businesses

We report our business results in two segments.

The Compute & Networking segment is comprised of our Data Center accelerated computing platforms and end-to-end networking platforms including Quantum for InfiniBand and Spectrum for Ethernet; our NVIDIA DRIVE automated-driving platform and automotive development agreements; Jetson robotics and other embedded platforms; NVIDIA AI Enterprise and other software; and DGX Cloud software and services.

The Graphics segment includes GeForce GPUs for gaming and PCs, the GeForce NOW game streaming service and related infrastructure; Quadro/NVIDIA RTX GPUs for enterprise workstation graphics; virtual GPU, or vGPU, software for cloud-based visual and virtual computing; automotive platforms for infotainment systems; and Omniverse Enterprise software for building and operating metaverse and 3D internet applications.

Our Markets

We specialize in markets where our computing platforms can provide tremendous acceleration for applications. These platforms incorporate processors, interconnects, software, algorithms, systems, and services to deliver unique value. Our platforms address four large markets where our expertise is critical: Data Center, Gaming, Professional Visualization, and Automotive.

Data Center

The NVIDIA Data Center platform is focused on accelerating the most compute-intensive workloads, such as AI, data analytics, graphics and scientific computing, delivering significantly better performance and power efficiency relative to conventional CPU-only approaches. It is deployed in cloud, hyperscale, on-premises and edge data centers. The platform consists of compute and networking offerings typically delivered to customers as systems, subsystems, or modules, along with software and services.

Our compute offerings include supercomputing platforms and servers, bringing together our energy efficient GPUs, DPUs, interconnects, and fully optimized AI and high-performance computing, or HPC, software stacks. In addition, they include NVIDIA AI Enterprise software; our DGX Cloud service; and a growing body of acceleration libraries, APIs, SDKs, and domain-specific application frameworks.

Our networking offerings include end-to-end platforms for InfiniBand and Ethernet, consisting of network adapters, cables, DPUs, and switch systems, as well as a full software stack. This has enabled us to architect data center-scale computing platforms that can interconnect thousands of compute nodes with high-performance networking. While historically the server was the unit of computing, as AI and HPC workloads have become extremely large spanning thousands of compute nodes, the data center has become the new unit of computing, with networking as an integral part.

Our end customers include the world's leading public cloud and consumer internet companies, thousands of enterprises and startups, and public sector entities. We work with industry leaders to help build or transform their applications and data center infrastructure. Our direct customers include original equipment manufacturers, or OEMs, original device manufacturers, or ODMs, system integrators and distributors which we partner with to help bring our products to market. We also have partnerships in automotive, healthcare, financial services, manufacturing, and retail among others, to accelerate the adoption of AI.

At the foundation of the NVIDIA accelerated computing platform are our GPUs, which excel at parallel workloads such as the training and inferencing of neural networks. They are available in the NVIDIA accelerated computing platform and in industry standard servers from every major cloud provider and server maker. Beyond GPUs, our data center platform expanded to include DPUs in fiscal year 2022 and CPUs in fiscal year 2024. We can optimize across the entire computing, networking and storage stack to deliver data center-scale computing solutions.

While our approach starts with powerful chips, what makes it a full-stack computing platform is our large body of software, including the CUDA parallel programming model, the CUDA-X collection of acceleration libraries, APIs, SDKs, and domain-specific application frameworks.

In addition to software delivered to customers as an integral part of our data center computing platform, we offer paid licenses to NVIDIA AI Enterprise, a comprehensive suite of enterprise-grade AI software and NVIDIA vGPU software for graphics-rich virtual desktops and workstations.

In fiscal year 2024, we launched the NVIDIA DGX Cloud, an AI-training-as-a-service platform which includes cloud-based infrastructure and software for AI, customizable pretrained AI models, and access to NVIDIA experts. We have partnered with leading cloud service providers to host this service in their data centers.

Gaming

Gaming is the largest entertainment industry, with PC gaming as the predominant platform. Many factors propel its growth, including new high production value games and franchises, the continued rise of competitive gaming, or eSports, social connectivity and the increasing popularity of game streamers, modders, or gamers who remaster games, and creators.

Our gaming platforms leverage our GPUs and sophisticated software to enhance the gaming experience with smoother, higher quality graphics. We developed NVIDIA RTX to bring next generation graphics and AI to games. NVIDIA RTX features ray tracing technology for real-time, cinematic-quality rendering. Ray tracing, which has long been used for special effects in the movie industry, is a computationally intensive technique that simulates the physical behavior of light to achieve greater realism in computer-generated scenes. NVIDIA RTX also features deep learning super sampling, or NVIDIA DLSS, our AI technology that boosts frame rates while generating beautiful, sharp images for games. RTX GPUs will also accelerate a new generation of AI applications. With an installed base of over 100 million AI capable PCs, more than 500 RTX AI-enabled applications and games, and a robust suite of development tools, RTX is already the AI PC leader.

Our products for the gaming market include GeForce RTX and GeForce GTX GPUs for gaming desktop and laptop PCs, GeForce NOW cloud gaming for playing PC games on underpowered devices, as well as SoCs and development services for game consoles.

Professional Visualization

We serve the Professional Visualization market by working closely with independent software vendors, or ISVs, to optimize their offerings for NVIDIA GPUs. Our GPU computing platform enhances productivity and introduces new capabilities for critical workflows in many fields, such as design and manufacturing and digital content creation. Design and manufacturing encompass computer-aided design, architectural design, consumer-products manufacturing, medical instrumentation, and aerospace. Digital content creation includes professional video editing and post-production, special effects for films, and broadcast-television graphics.

The NVIDIA RTX platform makes it possible to render film-quality, photorealistic objects and environments with physically accurate shadows, reflections and refractions using ray tracing in real-time. Many leading 3D design and content creation applications developed by our ecosystem partners now support RTX, allowing professionals to accelerate and transform their workflows with NVIDIA RTX GPUs and software.

We offer NVIDIA Omniverse as a development platform and operating system for building virtual world simulation applications, available as a software subscription for enterprise use and free for individual use. Industrial enterprises are adopting Omniverse's 3D and simulation technologies to digitalize their complex physical assets, processes, and environments – building digital twins of factories, real time 3D product configurators, testing and validating autonomous robots and vehicles, powered by NVIDIA accelerated computing infrastructure on-premises and in the cloud.

Automotive

Automotive market is comprised of platform solutions for automated driving and in-vehicle cockpit computing. Leveraging our technology leadership in AI and building on our long-standing automotive relationships, we are delivering a complete end-to-end solution for the AV market under the DRIVE Hyperion brand. We have demonstrated multiple applications of AI within the car: AI can drive the car itself as a pilot in fully autonomous mode or it can also be a co-pilot, assisting the human driver while creating a safer driving experience.

We are working with several hundred partners in the automotive ecosystem including automakers, truck makers, tier-one suppliers, sensor manufacturers, automotive research institutions, HD mapping companies, and startups to develop and deploy AI systems for self-driving vehicles. Our unified AI computing architecture starts with training deep neural networks using our Data Center computing solutions, and then running a full perception, fusion, planning, and control stack within the vehicle on the NVIDIA DRIVE Hyperion platform. DRIVE Hyperion consists of the high-performance, energy efficient DRIVE AGX computing hardware, a reference sensor set that supports full self-driving capability as well as an open, modular DRIVE software platform for autonomous driving, mapping, and parking services, and intelligent in-vehicle experiences.

In addition, we offer a scalable data center-based simulation solution, NVIDIA DRIVE Sim, based on NVIDIA Omniverse software, for digital cockpit development, as well as for testing and validating a self-driving platform. Our unique end-to-end, software-defined approach is designed for continuous innovation and continuous development, enabling cars to receive over-the-air updates to add new features and capabilities throughout the life of a vehicle.

Business Strategies

NVIDIA's key strategies that shape our overall business approach include:

Advancing the NVIDIA accelerated computing platform. Our accelerated computing platform can solve complex problems in significantly less time and with lower power consumption than alternative computational approaches. Indeed, it can help solve problems that were previously deemed unsolvable. We work to deliver continued performance leaps that outpace Moore's Law by leveraging innovation across the architecture, chip design, system, interconnect, and software layers. This full-stack innovation approach allows us to deliver order-of-magnitude performance advantages relative to legacy approaches in our target markets, which include Data Center, Gaming, Professional Visualization, and Automotive. While the computing requirements of these end markets are diverse, we address them with a unified underlying architecture leveraging our GPUs, CUDA and networking technologies as the fundamental building blocks. The programmable nature of our architecture allows us to make leveraged investments in research and development: we can support several multi-billion-dollar end markets with shared underlying technology by using a variety of software stacks developed either internally or by third-party developers and partners. We utilize this platform approach in each of our target markets.

Extending our technology and platform leadership in AI. We provide a complete, end-to-end accelerated computing platform for AI, addressing both training and inferencing. This includes full-stack data center-scale compute and networking solutions across processing units, interconnects, systems, and software. Our compute solutions include all three major processing units in AI servers – GPUs, CPUs, and DPUs. GPUs are uniquely suited to AI, and we will continue to add AI-specific features to our GPU architecture to further extend our leadership position. In addition, we offer DGX Cloud, an AI-training-as-a-service platform, and NeMo – a complete solution for building enterprise-ready Large Language Models, or LLMs, using open source and proprietary LLMs created by NVIDIA and third parties. Our AI technology leadership is reinforced by our large and expanding ecosystem in a virtuous cycle. Our computing platforms are available from virtually every major server maker and CSP, as well as on our own AI supercomputers. There are over 4.7 million developers worldwide using CUDA and our other software tools to help deploy our technology in our target markets. We evangelize AI through partnerships with hundreds of universities and thousands of startups through our Inception program. Additionally, our Deep Learning Institute provides instruction on the latest techniques on how to design, train, and deploy neural networks in applications using our accelerated computing platform.

Extending our technology and platform leadership in computer graphics. We believe that computer graphics infused with AI is fundamental to the continued expansion and evolution of computing. We apply our research and development resources to enhance the user experience for consumer entertainment and professional visualization applications and create new virtual world and simulation capabilities. Our technologies are instrumental in driving the gaming, design, and creative industries forward, as developers leverage our libraries and algorithms to deliver an optimized experience on our GeForce and NVIDIA RTX platforms. Our computer graphics platforms leverage AI end-to-end, from the developer tools and cloud services to the Tensor Cores included in all RTX-class GPUs. For example, NVIDIA Avatar Cloud Engine, or ACE, is a suite of technologies that help developers bring digital avatars to life with generative AI, running in the cloud or locally on the PC. GeForce Experience enhances each gamer's experience by optimizing their PC's settings, as well as enabling the recording and sharing of gameplay. Our Studio drivers enhance and accelerate a number of popular creative applications. Omniverse is real-time 3D design collaboration and virtual world simulation software that empowers artists, designers, and creators to connect and collaborate in leading design applications. We also enable interactive graphics applications - such as games, movie and photo editing and design software - to be accessed by almost any device, almost anywhere, through our cloud platforms such as vGPU for enterprise and GeForce NOW for gaming.

Advancing the leading autonomous vehicle platform. We believe the advent of autonomous vehicles, or AV, and electric vehicles, or EV, is revolutionizing the transportation industry. The algorithms required for autonomous driving - such as perception, localization, and planning - are too complex for legacy hand-coded approaches and will use multiple neural networks instead. In addition, EV makers are looking for next-generation centralized car computers that integrate a wide range of intelligent functions into a single AI compute platform. Therefore, we provide an AI-based hardware and software solution, designed and implemented from the ground up based on automotive safety standards, for the AV and EV market under the DRIVE brand, which we are bringing to market through our partnerships with automotive OEMs, tier-1 suppliers, and start-ups. Our AV solution also includes the GPU-based hardware required to train the neural networks before their in-vehicle deployment, as well as to re-simulate their operation prior to any over-the-air software updates. We believe our comprehensive, top-to-bottom and end-to-end approach will enable the transportation industry to solve the complex problems arising from the shift to autonomous driving.

Leveraging our intellectual property, or IP. We believe our IP is a valuable asset that can be accessed by our customers and partners through license and development agreements when they desire to build such capabilities directly into their own products or have us do so through a custom development. Such license and development arrangements can further enhance the reach of our technology.

Sales and Marketing

Our worldwide sales and marketing strategy is key to achieving our objective of providing markets with our high-performance and efficient computing platforms and software. Our sales and marketing teams, located across our global markets, work closely with end customers and various industry ecosystems through our partner network. Our partner network incorporates global, regional and specialized CSPs, OEMs, ODMs, system integrators, independent software vendors, or ISVs, add-in board manufacturers, or AIBs, distributors, automotive manufacturers and tier-1 automotive suppliers, and other ecosystem participants.

Members of our sales team have technical expertise and product and industry knowledge. We also employ a team of application engineers and solution architects to provide pre-sales assistance to our partner network in designing, testing, and qualifying system designs that incorporate our platforms. For example, our solution architects work with CSPs to provide pre-sales assistance to optimize their hardware and software infrastructure for generative AI and LLM training and deployment. They also work with foundation model and enterprise software developers to optimize the training and fine-tuning of their models and services, and with enterprise end-users, often in collaboration with their global system integrator of choice, to fine-tune models and build AI applications. We believe that the depth and quality of our design support are key to improving our partner network's time-to-market, maintaining a high level of customer satisfaction, and fostering relationships that encourage our end customers and partner network to use the next generation of our products within each platform.

To encourage the development of applications optimized for our platforms and software, we seek to establish and maintain strong relationships in the software development community. Engineering and marketing personnel engage with key software developers to promote and discuss our platforms, as well as to ascertain individual product requirements and solve technical problems. Our developer program supports the development of AI frameworks, SDKs, and APIs for software applications and game titles that are optimized for our platforms. Our Deep Learning Institute provides in-person and online training for developers in industries and organizations around the world to build AI and accelerated computing applications that leverage our platforms.

Seasonality

Our computing platforms serve a diverse set of markets such as data centers, gaming, professional visualization, and automotive. Our desktop gaming products typically see stronger revenue in the second half of our fiscal year. Historical seasonality trends may not repeat.

Manufacturing

We utilize a fabless and contracting manufacturing strategy, whereby we employ and partner with key suppliers for all phases of the manufacturing process, including wafer fabrication, assembly, testing, and packaging. We use the expertise of industry-leading suppliers that are certified by the International Organization for Standardization in such areas as fabrication, assembly, quality control and assurance, reliability, and testing. Additionally, we can avoid many of the significant costs and risks associated with owning and operating manufacturing operations. While we may directly procure certain raw materials used in the production of our products, such as memory, substrates, and a variety of components, our suppliers are responsible for procurement of most raw materials used in the production of our products. As a result, we can focus our resources on product design, quality assurance, marketing, and customer support. In periods of growth, we may place non-cancellable inventory orders for certain product components in advance of our historical lead times, pay premiums, or provide deposits to secure future supply and capacity and may need to continue to do so.

We have expanded our supplier relationships to build redundancy and resilience in our operations to provide long-term manufacturing capacity aligned with growing customer demand. Our supply chain is concentrated in the Asia-Pacific region. We utilize foundries, such as Taiwan Semiconductor Manufacturing Company Limited, or TSMC, and Samsung Electronics Co., Ltd., or Samsung, to produce our semiconductor wafers. We purchase memory from Micron Technology, Inc., SK Hynix Inc., and Samsung. We utilize CoWoS technology for semiconductor packaging. We engage with independent subcontractors and contract manufacturers such as Hon Hai Precision Industry Co., Ltd., Wistron Corporation, and Fabrinet to perform assembly, testing and packaging of our final products.

Competition

The market for our products is intensely competitive and is characterized by rapid technological change and evolving industry standards. We believe that the principal competitive factors in this market are performance, breadth of product offerings, access to customers and partners and distribution channels, software support, conformity to industry standard APIs, manufacturing capabilities, processor pricing, and total system costs. We believe that our ability to remain competitive will depend on how well we are able to anticipate the features and functions that customers and partners will demand and whether we are able to deliver consistent volumes of our products at acceptable levels of quality and at competitive prices. We expect competition to increase from both existing competitors and new market entrants with products that may be lower priced than ours or may provide better performance or additional features not provided by our products. In addition, it is possible that new competitors or alliances among competitors could emerge and acquire significant market share.

A significant source of competition comes from companies that provide or intend to provide GPUs, CPUs, DPUs, embedded SoCs, and other accelerated, AI computing processor products, and providers of semiconductor-based high-performance interconnect products based on InfiniBand, Ethernet, Fibre Channel, and proprietary technologies. Some of our competitors may have greater marketing, financial, distribution and manufacturing resources than we do and may be more able to adapt to customers or technological changes. We expect an increasingly competitive environment in the future.

Our current competitors include:

- suppliers and licensors of hardware and software for discrete and integrated GPUs, custom chips and other accelerated computing solutions, including solutions offered for AI, such as Advanced Micro Devices, Inc., or AMD, Huawei Technologies Co. Ltd., or Huawei, and Intel Corporation, or Intel;

- large cloud services companies with internal teams designing hardware and software that incorporate accelerated or AI computing functionality as part of their internal solutions or platforms, such as Alibaba Group, Alphabet Inc., Amazon, Inc., or Amazon, Baidu, Inc., Huawei, and Microsoft Corporation, or Microsoft;

- suppliers of Arm-based CPUs and companies that incorporate hardware and software for CPUs as part of their internal solutions or platforms, such as Amazon, Huawei, and Microsoft;

- suppliers of hardware and software for SoC products that are used in servers or embedded into automobiles, autonomous machines, and gaming devices, such as Ambarella, Inc., AMD, Broadcom Inc., or Broadcom, Intel, Qualcomm Incorporated, Renesas Electronics Corporation, and Samsung, or companies with internal teams designing SoC products for their own products and services, such as Tesla, Inc.; and

- networking products consisting of switches, network adapters (including DPUs), and cable solutions (including optical modules) include such as AMD, Arista Networks, Broadcom, Cisco Systems, Inc., Hewlett Packard Enterprise Company, Huawei, Intel, Lumentum Holdings, and Marvell Technology Group as well as internal teams of system vendors and large cloud services companies.

Patents and Proprietary Rights

We rely primarily on a combination of patents, trademarks, trade secrets, employee and third-party nondisclosure agreements, and licensing arrangements to protect our IP in the United States and internationally. Our currently issued patents have expiration dates from February 2024 to August 2043. We have numerous patents issued, allowed, and pending in the United States and in foreign jurisdictions. Our patents and pending patent applications primarily relate to our products and the technology used in connection with our products. We also rely on international treaties, organizations, and foreign laws to protect our IP. The laws of certain foreign countries in which our products are or may be manufactured or sold, including various countries in Asia, may not protect our products or IP rights to the same extent as the laws of the United States. This decreased protection makes the possibility of piracy of our technology and products more likely. We continuously assess whether and where to seek formal protection for innovations and technologies based on such factors as:

- the location in which our products are manufactured;

- our strategic technology or product directions in different countries;

- the degree to which IP laws exist and are meaningfully enforced in different jurisdictions; and

- the commercial significance of our operations and our competitors' operations in particular countries and regions.

We have licensed technology from third parties and expect to continue entering such license agreements.

Government Regulations

Our worldwide business activities are subject to various laws, rules, and regulations of the United States as well as of foreign governments.

During the third quarter of fiscal year 2023, the U.S. government, or the USG, announced licensing requirements that, with certain exceptions, impact exports to China (including Hong Kong and Macau) and Russia of our A100 and H100 integrated circuits, DGX or any other systems or boards which incorporate A100 or H100 integrated circuits.

In July 2023, the USG informed us of an additional licensing requirement for a subset of A100 and H100 products destined to certain customers and other regions, including some countries in the Middle East.

In October 2023, the USG announced new and updated licensing requirements that became effective in our fourth quarter of fiscal year 2024 for exports to China and Country Groups D1, D4, and D5 (including but not limited to Saudi Arabia, the United Arab Emirates, and Vietnam, but excluding Israel) of our products exceeding certain performance thresholds, including A100, A800, H100, H800, L4, L40, L40S and RTX 4090. The licensing requirements also apply to the export of products exceeding certain performance thresholds to a party headquartered in, or with an ultimate parent headquartered in, Country Group D5, including China. On October 23, 2023, the USG informed us the licensing requirements were effective immediately for shipments of our A100, A800, H100, H800, and L40S products.

Our competitive position has been harmed, and our competitive position and future results may be further harmed in the long term, if there are further changes in the USG's export controls. Given the increasing strategic importance of AI and rising geopolitical tensions, the USG has changed and may again change the export control rules at any time and further subject a wider range of our products to export restrictions and licensing requirements, negatively impacting our business and financial results. In the event of such change, we may be unable to sell our inventory of such products and may be unable to develop replacement products not subject to the licensing requirements, effectively excluding us from all or part of the China market, as well as other impacted markets, including the Middle East.

While we work to enhance the resiliency and redundancy of our supply chain, which is currently concentrated in the Asia-Pacific region, new and existing export controls or changes to existing export controls could limit alternative manufacturing locations and negatively impact our business. Refer to "Item 1A. Risk Factors – Risks Related to Regulatory, Legal, Our Stock and Other Matters" for a discussion of this potential impact.

Compliance with laws, rules, and regulations has not otherwise had a material effect upon our capital expenditures, results of operations, or competitive position and we do not currently anticipate material capital expenditures for environmental control facilities. Compliance with existing or future governmental regulations, including, but not limited to, those pertaining to IP ownership and infringement, taxes, import and export requirements and tariffs, anti-corruption, business acquisitions, foreign exchange controls and cash repatriation restrictions, data privacy requirements, competition and antitrust, advertising, employment, product regulations, cybersecurity, environmental, health and safety requirements, the responsible use of AI, climate change, cryptocurrency, and consumer laws, could increase our costs, impact our competitive position, and otherwise may have a material adverse impact on our business, financial condition and results of operations in subsequent periods. Refer to "Item 1A. Risk Factors" for a discussion of these potential impacts.

Sustainability and Governance

NVIDIA invents computing technologies that improve lives and address global challenges. Our goal is to integrate sound environmental, social, and corporate governance principles and practices into every aspect of the Company. The Nominating and Corporate Governance Committee of our Board of Directors is responsible for reviewing and discussing with management our practices related to sustainability and corporate governance. We assess our programs annually in consideration of stakeholder expectations, market trends, and business risks and opportunities. These issues are important for our continued business success and reflect the topics of highest concern to NVIDIA and our stakeholders.

The following section and the Human Capital Management Section below provide an overview of our principles and practices. More information can be found on our website and in our annual Sustainability Report. Information contained on our website or in our annual Sustainability Report is not incorporated by reference into this or any other report we file with the Securities and Exchange Commission, or the SEC. Refer to "Item 1A. Risk Factors" for a discussion of risks and uncertainties we face related to sustainability.

Climate Change

In the area of environmental sustainability, we address our climate impacts across our product lifecycle and assess risks, including current and emerging regulations and market impacts.

In May 2023, we published metrics related to our environmental impact for fiscal year 2023. Fiscal year 2024 metrics are expected to be published in the first half of fiscal year 2025. There has been no material impact to our capital expenditures, results of operations or competitive position associated with global environmental sustainability regulations, compliance, or costs from sourcing renewable energy. By the end of fiscal year 2025, our goal is to purchase or generate enough renewable energy to match 100% of our global electricity usage for our offices and data centers. In fiscal year 2023, we increased the percentage of our total electricity use matched by renewable energy purchases to 44%. By fiscal year 2026, we aim to engage manufacturing suppliers comprising at least 67% of NVIDIA's scope 3 category 1 GHG emissions with goal of effecting supplier adoption of science-based targets.

Whether it is creation of technology to power next-generation laptops or designs to support high-performance supercomputers, improving energy efficiency is important in our research, development, and design processes. GPU-accelerated computing is inherently more energy efficient than traditional computing for many workloads because it is optimized for throughput, performance per watt, and certain AI workloads. The energy efficiency of our products is evidenced by our continued strong presence on the Green500 list of the most energy-efficient systems. We powered 24 of the top 30 most energy efficient systems, including the top supercomputer, on the Green500 list.

We plan to build Earth-2, a digital twin of the Earth on NVIDIA AI and NVIDIA Omniverse platforms. Earth-2 will enable scientists, companies, and policy makers to do ultra-high-resolution predictions of the impact of climate change and explore mitigation and adaptation strategies.

Human Capital Management

We believe that our employees are our greatest assets, and they play a key role in creating long-term value for our stakeholders. As of the end of fiscal year 2024, we had approximately 29,600 employees in 36 countries, 22,200 were engaged in research and development and 7,400 were engaged in sales, marketing, operations, and administrative positions. The Compensation Committee of our Board of Directors assists in the oversight of policies and strategies relating to human capital management.

To be competitive and execute our business strategy successfully, we must recruit, develop, and retain talented employees, including qualified executives, scientists, engineers, and technical and non-technical staff.

Recruitment

As the demand for global technical talent continues to be competitive, we have grown our technical workforce and have been successful in attracting top talent to NVIDIA. We have attracted talent globally through our strong employer brand and differentiated hiring strategies for college, professional, and leadership talent. Our workforce is 83% technical and 49% hold advanced degrees. Additionally, we have increased focus on diversity recruiting, resulting in an increase in global female hiring in each channel. Our own employees help to surface top talent, with over 40% of our new hires in fiscal year 2024 coming from employee referrals.

Development and Retention

To support employee development, we provide opportunities to learn on-the-job through training courses, targeted development programs, mentoring and peer coaching and ongoing feedback. We have a library of live and on-demand learning experiences that include workshops, panel discussions, and speaker forums. We create learning paths focused on our most common development needs and constantly upgrade our offerings to ensure that our employees are exposed to the most current content and technologies available. We offer tuition reimbursement programs to subsidize educational programs and advanced certifications. We implemented a career coaching service to provide one-on-one guidance to employees, and encourage internal job mobility. We have implemented specifically designed mentoring and development programs for women and employees from traditionally underrepresented groups to ensure widespread readiness for future advancement.

To evaluate employee sentiment and engagement, we use pulse surveys, a suggestion box, and an anonymous third-party platform. Pulse surveys help us gain insight into employee experience and provides employee-generated ideas so that we can take targeted action. The suggestion box is an always-on, interactive tool where employees share their thoughts about making our company a better place to work. The anonymous third-party platform is designed to protect the identity of the reporter and provide a mechanism for reporters to follow an investigation and receive responses.

We want NVIDIA to be a place where people can build their careers over their lifetime. Our employees tend to come and stay. In fiscal year 2024, our overall turnover rate was 2.7%.

Compensation, Benefits, and Well-Being

Our compensation program rewards performance and is structured to encourage employees to invest in the Company's future. Employees receive equity, except where unavailable due to local regulations, that is tied to the value of our stock price and vests over time to retain employees while simultaneously aligning their interests with those of our shareholders.

We offer comprehensive benefits to support our employees' and their families' physical health, well-being, and financial health. Programs include 401(k) programs in the U.S., statutory and supplemental pension programs outside the U.S., our employee stock purchase program, flexible work hours, and time off policies to address mental health, stress, and time-management challenges. We evaluate our benefit offerings globally and aim to provide comparable support across the regions where we operate. We are committed to providing tailored benefits based on the needs of our Community Resource Groups and continuing our support for parents, both new birth parents and those who wish to become parents.

Our support is enhanced during times of crisis, such as war or economic volatility, to take care of our existing team of world-class talent and their families.

Diversity, Inclusion, and Belonging

We believe that diverse teams fuel innovation, and we are committed to creating an inclusive culture that supports all employees.

When recruiting for new talent or developing our current employees, we strive to build a diverse talent pipeline that includes those underrepresented in the technology field, including women, Black/African American, and Hispanic/Latino candidates.

To this end, we have been:

- Partnering with institutions and professional organizations serving historically underrepresented communities;

- Embedding dedicated recruiting teams to business areas to shepherd underrepresented candidates through the interview process and find internal opportunities;

- Supporting the development of women employees through programs aimed at building a pipeline of future leaders;

- Providing peer support and executive sponsors for our internal community resource groups;

- Providing training and education to managers and peers on fostering supportive environments and recruiting for diversity;

- Track equity and parity in retention, promotions, pay, and employee engagement scores; and

- Measuring year over year progress and providing leadership visibility on diversity efforts.

As of the end of fiscal year 2024, our global workforce was 79% male, 20% female, and 1% not declared, with 6% of our workforce in the United States composed of Black or African American and Hispanic or Latino employees.

Flexible Working Environment

We support a flexible work environment, understanding that many employees want the ability to work from home under certain conditions. This flexibility supports diverse hiring, retention, and employee engagement, which we believe makes NVIDIA a great place to work.

During fiscal year 2025, we will continue to have a flexible work environment and maintain our company wide 2-days off a quarter for employees to rest and recharge.

Information About Our Executive Officers

The following sets forth certain information regarding our executive officers, their ages, and positions as of February 16, 2024:

Name	Age	Position
Jen-Hsun Huang	60	President and Chief Executive Officer
Colette M. Kress	56	Executive Vice President and Chief Financial Officer
Ajay K. Puri	69	Executive Vice President, Worldwide Field Operations
Debora Shoquist	69	Executive Vice President, Operations
Timothy S. Teter	57	Executive Vice President and General Counsel

Jen-Hsun Huang co-founded NVIDIA in 1993 and has served as our President, Chief Executive Officer, and a member of the Board of Directors since our inception. From 1985 to 1993, Mr. Huang was employed at LSI Logic Corporation, a computer chip manufacturer, where he held a variety of positions including as Director of Coreware, the business unit responsible for LSI's SOC. From 1983 to 1985, Mr. Huang was a microprocessor designer for AMD, a semiconductor company. Mr. Huang holds a B.S.E.E. degree from Oregon State University and an M.S.E.E. degree from Stanford University.

Colette M. Kress joined NVIDIA in 2013 as Executive Vice President and Chief Financial Officer. Prior to NVIDIA, Ms. Kress most recently served as Senior Vice President and Chief Financial Officer of the Business Technology and Operations Finance organization at Cisco Systems, Inc., a networking equipment company, since 2010. At Cisco, Ms. Kress was responsible for financial strategy, planning, reporting and business development for all business segments, engineering and operations. From 1997 to 2010 Ms. Kress held a variety of positions at Microsoft, a software company, including, beginning in 2006, Chief Financial Officer of the Server and Tools division, where Ms. Kress was responsible for financial strategy, planning, reporting and business development for the division. Prior to joining Microsoft, Ms. Kress spent eight years at Texas Instruments Incorporated, a semiconductor company, where she held a variety of finance positions. Ms. Kress holds a B.S. degree in Finance from University of Arizona and an M.B.A. degree from Southern Methodist University.

Ajay K. Puri joined NVIDIA in 2005 as Senior Vice President, Worldwide Sales and became Executive Vice President, Worldwide Field Operations in 2009. Prior to NVIDIA, he held positions in sales, marketing, and general management over a 22-year career at Sun Microsystems, Inc., a computing systems company. Mr. Puri previously held marketing, management consulting, and product development positions at Hewlett-Packard, an information technology company, Booz Allen Hamilton Inc., a management and technology consulting company, and Texas Instruments Incorporated. Mr. Puri holds a B.S.E.E. degree from the University of Minnesota, an M.S.E.E. degree from the California Institute of Technology and an M.B.A. degree from Harvard Business School.

Debora Shoquist joined NVIDIA in 2007 as Senior Vice President of Operations and in 2009 became Executive Vice President of Operations. Prior to NVIDIA, Ms. Shoquist served from 2004 to 2007 as Executive Vice President of Operations at JDS Uniphase Corp., a provider of communications test and measurement solutions and optical products for the telecommunications industry. She served from 2002 to 2004 as Senior Vice President and General Manager of the Electro-Optics business at Coherent, Inc., a manufacturer of commercial and scientific laser equipment. Previously, she worked at Quantum Corp., a data protection company, as President of the Personal Computer Hard Disk Drive Division, and at Hewlett-Packard. Ms. Shoquist holds a B.S. degree in Electrical Engineering from Kansas State University and a B.S. degree in Biology from Santa Clara University.

Timothy S. Teter joined NVIDIA in 2017 as Senior Vice President, General Counsel and Secretary and became Executive Vice President, General Counsel and Secretary in February 2018. Prior to NVIDIA, Mr. Teter spent more than two decades at the law firm of Cooley LLP, where he focused on litigating patent and technology related matters. Prior to attending law school, he worked as an engineer at Lockheed Missiles and Space Company, an aerospace company. Mr. Teter holds a B.S. degree in Mechanical Engineering from the University of California at Davis and a J.D. degree from Stanford Law School.

Available Information

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and, if applicable, amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, are available free of charge on or through our website, *http://www.nvidia.com*, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission, or the SEC. The SEC's website, *http://www.sec.gov*, contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our web site and the information on it or connected to it are not a part of this Annual Report on Form 10-K.

Item 1A. Risk Factors

The following risk factors should be considered in addition to the other information in this Annual Report on Form 10-K. The following risks could harm our business, financial condition, results of operations or reputation, which could cause our stock price to decline. Additional risks, trends and uncertainties not presently known to us or that we currently believe are immaterial may also harm our business, financial condition, results of operations or reputation.

Risk Factors Summary

Risks Related to Our Industry and Markets

- Failure to meet the evolving needs of our industry may adversely impact our financial results.

- Competition could adversely impact our market share and financial results.

Risks Related to Demand, Supply and Manufacturing

- Failure to estimate customer demand accurately has led and could lead to mismatches between supply and demand.

- Dependency on third-party suppliers and their technology to manufacture, assemble, test, or package our products reduces our control over product quantity and quality, manufacturing yields, and product delivery schedules and could harm our business.

- Defects in our products have caused and could cause us to incur significant expenses to remediate and could damage our business.

Risks Related to Our Global Operating Business

- Adverse economic conditions may harm our business.

- International sales and operations are a significant part of our business, which exposes us to risks that could harm our business.

- Product, system security and data breaches and cyber-attacks could disrupt our operations and adversely affect our financial condition, stock price and reputation.

- Business disruptions could harm our operations and financial results.

- Climate change may have a long-term impact on our business.

- We may not be able to realize the potential benefits of business investments or acquisitions, nor successfully integrate acquisition targets.

- A significant amount of our revenue stems from a limited number of partners and distributors and we have a concentration of sales to end customers, and our revenue could be adversely affected if we lose or are prevented from selling to any of these end customers.

- We may be unable to attract, retain and motivate our executives and key employees.

- Modification or interruption of our business processes and information systems may disrupt our business, and internal controls.

- Our operating results have in the past fluctuated and may in the future fluctuate, and if our operating results are below the expectations of securities analysts or investors, our stock price could decline.

Risks Related to Regulatory, Legal, Our Stock and Other Matters

- We are subject to complex laws, rules and regulations, and political and other actions, which may adversely impact our business.

- Increased scrutiny from shareholders, regulators, and others regarding our corporate sustainability practices could result in financial, reputational, or operational harm and liability.

- Issues relating to the responsible use of our technologies, including AI, may result in reputational or financial harm and liability.

- Adequately protecting our IP rights could be costly, and our ability to compete could be harmed if we are unsuccessful or if we are prohibited from making or selling our products.

- We are subject to stringent and changing data privacy and security laws, rules, regulations, and other obligations. These areas could damage our reputation, deter customers, affect product design, or result in legal or regulatory proceedings and liability.

- Our operating results may be adversely impacted by additional tax liabilities, higher than expected tax rates, changes in tax laws, and other tax-related factors.

- Our business is exposed to the risks associated with litigation, investigations, and regulatory proceedings.

- Our indebtedness could adversely affect our financial position and cash flows from operations and prevent us from implementing our strategy or fulfilling our contractual obligations.

- Delaware law, provisions in our governing documents and our agreement with Microsoft could delay or prevent a change in control.

Risk Factors

Risks Related to Our Industry and Markets

Failure to meet the evolving needs of our industry and markets may adversely impact our financial results.

Our accelerated computing platforms experience rapid changes in technology, customer requirements, competitive products, and industry standards.

Our success depends on our ability to:

- timely identify industry changes, adapt our strategies, and develop new or enhance and maintain existing products and technologies that meet the evolving needs of these markets, including due to unexpected changes in industry standards or disruptive technological innovation that could render our products incompatible with products developed by other companies;

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- develop or acquire new products and technologies through investments in research and development;

- launch new offerings with new business models including software, services, and cloud solutions, as well as software-, infrastructure-, or platform-as-a-service solutions;

- expand the ecosystem for our products and technologies;

- meet evolving and prevailing customer and industry safety, security, reliability expectations, and compliance standards;

- manage product and software lifecycles to maintain customer and end-user satisfaction;

- develop, acquire, maintain, and secure access to the internal and external infrastructure needed to scale our business, including sufficient energy for powering data centers using our products, acquisition integrations, customer support, e-commerce, IP licensing capabilities and cloud service capacity; and

- complete technical, financial, operational, compliance, sales and marketing investments for the above activities.

We have invested in research and development in markets where we have a limited operating history, which may not produce meaningful revenue for several years, if at all. If we fail to develop or monetize new products and technologies, or if they do not become widely adopted, our financial results could be adversely affected. Obtaining design wins may involve a lengthy process and depends on our ability to anticipate and provide features and functionality that customers will demand. They also do not guarantee revenue. Failure to obtain a design win may prevent us from obtaining future design wins in subsequent generations. We cannot ensure that the products and technologies we bring to market will provide value to our customers and partners. If we fail any of these key success criteria, our financial results may be harmed.

We have begun offering enterprise customers NVIDIA DGX Cloud services directly and through our network of partners, which include cloud-based infrastructure, software and services for training and deploying AI models, and NVIDIA AI Foundations for customizable pretrained AI models. We have partnered with CSPs to host such software and services in their data centers, and we entered and may continue to enter into multi-year cloud service agreements to support these offerings and our research and development activities. The timing and availability of these cloud services has changed and may continue to change, impacting our revenue, expenses, and development timelines. NVIDIA DGX Cloud services may not be successful and will take time, resources, and investment. We also offer or plan to offer standalone software solutions, including NVIDIA AI Enterprise, NVIDIA Omniverse, NVIDIA DRIVE, and several other software solutions. These new business models or strategies may not be successful, and we may fail to sell any meaningful standalone software or services. We may incur significant costs and may not achieve any significant revenue from these offerings.

Competition could adversely impact our market share and financial results.

Our target markets remain competitive, and competition may intensify with expanding and changing product and service offerings, industry standards, customer needs, new entrants and consolidations. Our competitors' products, services and technologies, including those mentioned above in this Annual Report on Form 10-K, may be cheaper or provide better functionality or features than ours, which has resulted and may in the future result in lower-than-expected selling prices for our products. Some of our competitors operate their own fabrication facilities, and have longer operating histories, larger customer bases, more comprehensive IP portfolios and patent protections, more design wins, and greater financial, sales, marketing and distribution resources than we do. These competitors may be able to acquire market share and/or prevent us from doing so, more effectively identify and capitalize upon opportunities in new markets and end-user trends, more quickly transition their products, and impinge on our ability to procure sufficient foundry capacity and scarce input materials during a supply-constrained environment, which could harm our business. Some of our customers have in-house expertise and internal development capabilities similar to some of ours and can use or develop their own solutions to replace those we are providing. For example, others may offer cloud-based services that compete with our AI cloud service offerings, and we may not be able to establish market share sufficient to achieve the scale necessary to meet our business objectives. If we are unable to successfully compete in this environment, demand for our products, services and technologies could decrease and we may not establish meaningful revenue.

Risks Related to Demand, Supply and Manufacturing

Failure to estimate customer demand accurately has led and could lead to mismatches between supply and demand.

We use third parties to manufacture and assemble our products, and we have long manufacturing lead times. We are not provided guaranteed wafer, component and capacity supply, and our supply deliveries and production may be non-linear within a quarter or year. If our estimates of customer demand are inaccurate, as we have experienced in the past, there could be a significant mismatch between supply and demand. This mismatch has resulted in both product shortages and excess inventory, has varied across our market platforms, and has significantly harmed our financial results.

We build finished products and maintain inventory in advance of anticipated demand. While we have in the past entered and may in the future enter into long-term supply and capacity commitments, we may not be able to secure sufficient commitments for capacity to address our business needs, or our long-term demand expectations may change. These risks may increase as we shorten our product development cycles, enter new lines of business, or integrate new suppliers or components into our supply chain, creating additional supply chain complexity. Additionally, our ability to sell certain products has been and could be impeded if components necessary for the finished products are not available from third parties. This risk may increase as a result of our platform strategy. In periods of shortages impacting the semiconductor industry and/or limited supply or capacity in our supply chain, the lead times on our orders may be extended. We have previously experienced and may continue to experience extended lead times of more than 12 months. We have paid premiums and provided deposits to secure future supply and capacity, which have increased our product costs and may continue to do so. If our existing suppliers are unable to scale their capabilities to meet our supply needs, we may require additional sources of capacity, which may require additional deposits. We may not have the ability to reduce our supply commitments at the same rate or at all if our revenue declines.

Many additional factors have caused and/or could in the future cause us to either underestimate or overestimate our customers' future demand for our products, or otherwise cause a mismatch between supply and demand for our products and impact the timing and volume of our revenue, including:

- changes in product development cycles and time to market;

- competing technologies and competitor product releases and announcements;

- changes in business and economic conditions resulting in decreased end demand;

- sudden or sustained government lockdowns or actions to control case spread of global or local health issues;

- rapidly changing technology or customer requirements;

- the availability of sufficient data center capacity and energy for customers to procure;

- new product introductions and transitions resulting in less demand for existing products;

- new or unexpected end-use cases;

- increase in demand for competitive products, including competitive actions;

- business decisions made by third parties;

- the demand for accelerated or AI-related cloud services, including our own software and NVIDIA DGX Cloud services;

- changes that impact the ecosystem for the architectures underlying our products and technologies;

- the demand for our products; or

- government actions or changes in governmental policies, such as export controls or increased restrictions on gaming usage.

Demand for our data center systems and products surged in fiscal year 2024. Entering fiscal year 2025, we are gathering customer demand indications across several product transitions. We have demand visibility for our new data center products ramping later in fiscal year 2025. We have increased our supply and capacity purchases with existing suppliers, added new vendors and entered into prepaid manufacturing and capacity agreements. These increased purchase volumes, the number of suppliers, and the integration of new vendors into our supply chain may create more complexity and execution risk. We may continue to enter into new supplier and capacity arrangements. Our purchase commitments and obligations for inventory and manufacturing capacity at the end of fiscal year 2024 were impacted by shortening lead times for certain components. Supply of Hopper architecture products is improving, and demand remains very strong. We expect our next-generation products to be supply-constrained based upon demand indications. We may incur inventory provisions or impairments if our inventory or supply or capacity commitments exceed demand for our products or demand declines.

Our customer orders and longer-term demand estimates may change or may not be correct, as we have experienced in the past. Product transitions are complex and can impact our revenue as we often ship both new and prior architecture products simultaneously and we and our channel partners prepare to ship and support new products. Due to our product introduction cycles, we are almost always in various stages of transitioning the architecture of our Data Center, Professional Visualization, and Gaming products. We will have a broader and faster Data Center product launch cadence to meet a growing and diverse set of AI opportunities. The increased frequency of these transitions may magnify the challenges associated with managing our supply and demand due to long manufacturing lead times. Qualification time for new products, customers anticipating product transitions and channel partners reducing channel inventory of prior architectures ahead of new product introductions can create reductions or volatility in our revenue. We have experienced and may in the future experience reduced demand for current generation architectures when customers anticipate transitions, and we may be unable to sell multiple product architectures at the same time for current and future architecture transitions. If we are unable to execute our architectural transitions as planned for any reason, our financial results may be negatively impacted. The increasing frequency and complexity of newly introduced products may result in unanticipated quality or production issues that could increase the magnitude of inventory provisions, warranty or other costs or result in product delays. Deployment of new products to customers creates additional challenges due to the complexity of our technologies, which has impacted and may in the future impact the timing of customer purchases or otherwise impact our demand. While we have managed prior product transitions and have previously sold multiple product architectures at the same time, these transitions are difficult, may impair our ability to predict demand and impact our supply mix, and we may incur additional costs.

Many end customers often do not purchase directly from us but instead purchase indirectly through multiple OEMs, ODMs, system integrators, distributors, and other channel partners. As a result, the decisions made by our multiple OEMs, ODMs, system integrators, distributors, and other channel partners, and in response to changing market conditions and changes in end-user demand for our products, have impacted and could in the future continue to impact our ability to properly forecast demand, particularly as they are based on estimates provided by various downstream parties.

If we underestimate our customers' future demand for our products, our foundry partners may not have adequate lead-time or capacity to increase production and we may not be able to obtain sufficient inventory to fill orders on a timely basis. Even if we are able to increase supply to meet customer demand, we may not be able to do so in a timely manner, or our contract manufacturers may experience supply constraints. If we cannot procure sufficient supply to meet demand or otherwise fail to fulfill our customers' orders on a timely basis, or at all, our customer relationships could be damaged, we could lose revenue and market share and our reputation could be harmed. Additionally, since some of our products are part of a complex data center buildout, supply constraints or availability issues with respect to any one component have had and may have a broader revenue impact.

If we overestimate our customers' future demand for our products, or if customers cancel or defer orders or choose to purchase from our competitors, we may not be able to reduce our inventory or other contractual purchase commitments. In the past, we have experienced a reduction in average selling prices, including due to channel pricing programs that we have implemented and may continue to implement, as a result of our overestimation of future demand, and we may need to continue these reductions. We have had to increase prices for certain of our products as a result of our suppliers' increase in prices, and we may need to continue to do so for other products in the future. We have also written down our inventory, incurred cancellation penalties, and recorded impairments and may have to do so in the future. These impacts were amplified by our placement of non-cancellable and non-returnable purchasing terms well in advance of our historical lead times and could be exacerbated if we need to make changes to the design of future products. The risk of these impacts has increased and may continue to increase as our purchase obligations and prepaids have grown and are expected to continue to grow and become a greater portion of our total supply. All of these factors may negatively impact our gross margins and financial results.

We build technology and introduce products for new and innovative use cases and applications, such as NVIDIA DGX Cloud services, NVIDIA AI Foundations, Omniverse platform, LLMs, and generative AI models. Our demand estimates for new use cases, applications, and services can be incorrect and create volatility in our revenue or supply levels, and we may not be able to generate significant revenue from these use cases, applications, and services. Recent technologies, such as generative AI models, have emerged, and while they have driven increased demand for Data Center, the long-term trajectory is unknown. Because our products may be used in multiple use cases and applications, it is difficult for us to estimate with any reasonable degree of precision the impact of generative AI models on our reported revenue or forecasted demand. Additionally, we started shipping our CPU product offerings, the Grace CPU and Grace Hopper Superchips, in the third quarter of fiscal year 2024. Our ability to adequately predict our CPU demand may create volatility in our revenue or supply levels.

Challenges in estimating demand could become more pronounced or volatile in the future on both a global and regional basis. Extended lead times may occur if we experience other supply constraints caused by natural disasters, pandemics or other events. In addition, geopolitical tensions, such as those involving Taiwan and China, which comprise a significant portion of our revenue and where we have suppliers, contract manufacturers, and assembly partners who are critical to our supply continuity, could have a material adverse impact on us.

The use of our GPUs other than that for which they were designed and marketed, including new and unexpected use cases, has impacted and can in the future impact demand for our products, including by leading to inconsistent spikes and drops in demand. For example, several years ago, our Gaming GPUs began to be used for mining digital currencies, such as Ethereum. It is difficult for us to estimate with any reasonable degree of precision the past or current impact of cryptocurrency mining, or forecast the future impact of cryptocurrency mining, on demand for our products. Volatility in the cryptocurrency market, including new compute technologies, price changes in cryptocurrencies, government cryptocurrency policies and regulations, new cryptocurrency standards and changes in the method of verifying blockchain transactions, has impacted and can in the future impact cryptocurrency mining and demand for our products and can further impact our ability to estimate demand for our products. Changes to cryptocurrency standards and processes including, but not limited to, the Ethereum 2.0 merge in 2022, have reduced and may in the future decrease the usage of GPUs for Ethereum mining. This has created and may in the future create increased aftermarket sales of our

GPUs, which could negatively impact retail prices for our GPUs and reduce demand for our new GPUs. In general, our new products or previously sold products may be resold online or on the unauthorized "gray market," which also makes demand forecasting difficult. Gray market products and reseller marketplaces compete with our new products and distribution channels.

Additionally, we depend on developers, customers and other third parties to build, enhance, and maintain accelerated computing applications that leverage our platforms. We also rely on third-party content providers and publishers to make their content available on our platforms, such as GeForce NOW. Failure by developers, customers, and other third parties to build, enhance, and maintain applications that leverage our platforms, or failure by third-party content providers or publishers to make their content available on reasonable terms or at all for use by our customers or end users on our platforms, could adversely affect customer demand.

Dependency on third-party suppliers and their technology to manufacture, assemble, test, or package our products reduces our control over product quantity and quality, manufacturing yields, and product delivery schedules and could harm our business.

We depend on foundries to manufacture our semiconductor wafers using their fabrication equipment and techniques. We do not assemble, test, or package our products, but instead contract with independent subcontractors. These subcontractors assist with procuring components used in our systems, boards, and products. We face several risks which have adversely affected or could adversely affect our ability to meet customer demand and scale our supply chain, negatively impact longer-term demand for our products and services, and adversely affect our business operations, gross margin, revenue and/or financial results, including:

- lack of guaranteed supply of wafer, component and capacity or decommitment and potential higher wafer and component prices, from incorrectly estimating demand and failing to place orders with our suppliers with sufficient quantities or in a timely manner;

- failure by our foundries or contract manufacturers to procure raw materials or provide adequate levels of manufacturing or test capacity for our products;

- failure by our foundries to develop, obtain or successfully implement high quality process technologies, including transitions to smaller geometry process technologies such as advanced process node technologies and memory designs needed to manufacture our products;

- failure by our suppliers to comply with our policies and expectations and emerging regulatory requirements;

- limited number and geographic concentration of global suppliers, foundries, contract manufacturers, assembly and test providers and memory manufacturers;

- loss of a supplier and additional expense and/or production delays as a result of qualifying a new foundry or subcontractor and commencing volume production or testing in the event of a loss, addition or change of a supplier;

- lack of direct control over product quantity, quality and delivery schedules;

- suppliers or their suppliers failing to supply high quality products and/or making changes to their products without our qualification;

- delays in product shipments, shortages, a decrease in product quality and/or higher expenses in the event our subcontractors or foundries prioritize our competitors' or other customers' orders over ours;

- requirements to place orders that are not cancellable upon changes in demand or requirements to prepay for supply in advance;

- low manufacturing yields resulting from a failure in our product design or a foundry's proprietary process technology; and

- disruptions in manufacturing, assembly and other processes due to closures related to heat waves, earthquakes, fires, or other natural disasters and electricity conservation efforts.

Defects in our products have caused and could cause us to incur significant expenses to remediate, which can damage our reputation and cause us to lose market share.

Our hardware and software product and service offerings are complex. They have in the past and may in the future contain defects or security vulnerabilities or experience failures or unsatisfactory performance due to any number of issues in design, fabrication, packaging, materials, bugs and/or use within a system. These risks may increase as our products are introduced into new devices, markets, technologies and applications or as new versions are released. These risks further increase when we rely on partners to supply and manufacture components that are used in our products, as these arrangements reduce our direct control over production. AI software products we or our partners offer rely on training data that may originate from third parties and new training methods, and the resulting products may contain unknown or undetected defects and errors, or reflect unintended bias. Although arrangements with component providers may contain provisions for product defect expense reimbursement, we generally remain responsible to the customer for warranty product defects that may occur from time to time. Some failures in our products or services have been in the past and may in the future be only discovered after a product or service has been shipped or used. Undiscovered vulnerabilities in our products or services could result in loss of data or intangible property, or expose our customers to unscrupulous third parties who develop and deploy malicious software programs that could attack our products or services. Defects or failure of our offerings to perform to specifications could lead to substantial damage to the products in which our offerings have been integrated by OEMs, ODMs, AIBs and automotive manufacturers and tier 1 automotive suppliers, and to the user of such end product. Any such defect may cause us to incur significant warranty, support and repair or replacement costs as part of a product recall or otherwise, write-off the value of related inventory, and divert the attention of our engineering and management personnel from our product development efforts to find and correct the issue. Our efforts to remedy these issues may not be timely or satisfactory to our customers. An error or defect in new products, releases or related software drivers after commencement of commercial shipments could result in failure to achieve market acceptance, loss of design wins, temporary or permanent withdrawal from a product or market and harm to our relationships with existing and prospective customers and partners and consumers' perceptions of our brand, which would in turn negatively impact our business operations, gross margin, revenue and/or financial results. We may be required to reimburse our customers, partners or consumers, including for costs to repair or replace products in the field or in connection with indemnification obligations, or pay fines imposed by regulatory agencies.

For example, in fiscal year 2023, a defect was identified in a third-party component embedded in certain Data Center products. This defect has had, and other defects may in the future have, an adverse effect on our cost and supply of components and finished goods. These costs could be significant in future periods. We recorded a net warranty liability during fiscal year 2023 primarily in connection with this defect. While we believe we have accurately recorded for warranty obligations, we may need to record additional amounts in the future if our estimate proves to be incorrect. In general, if a product liability claim regarding any of our products is brought against us, even if the alleged damage is due to the actions or inactions of a third party, such as within our supply chain, the cost of defending the claim could be significant and would divert the efforts of our technical and management personnel and harm our business. Further, our business liability insurance may be inadequate or future coverage may be unavailable on acceptable terms, which could adversely impact our financial results.

Risks Related to Our Global Operating Business

Adverse economic conditions may harm our business.

Economic and industry uncertainty or changes, including recession or slowing growth, inflation, changes or uncertainty in fiscal, monetary or trade policy, disruptions to capital markets and the banking system, currency fluctuations, higher interest rates, tighter credit, lower capital expenditures by businesses, including on IT infrastructure, increases in unemployment, labor shortages, and lower consumer confidence and spending, global supply chain constraints and global economic and geopolitical developments have in the past and/or could in the future have adverse, wide-ranging effects on our business and financial results, including:

- increased costs for wafers, components, logistics, and other supply chain expenses, which have negatively impacted our gross margin in the past and may do so in the future;

- increased supply, employee, facilities and infrastructure costs and volatility in the financial markets, which have reduced and may in the future reduce our margins;

- decrease in demand for our products, services and technologies and those of our customers, partners or licensees;

- the inability of our suppliers to deliver on their supply commitments to us and our customers' or our licensees' inability to supply products to customers and/or end users;

- limits on our ability to forecast operating results and make business decisions;

- the insolvency of key suppliers, distributors, customers, cloud service providers, data center providers, licensing parties or other third parties we rely on;

- reduced profitability of customers, which may cause them to scale back operations, exit businesses, file for bankruptcy protection and potentially cease operations, or lead to mergers, consolidations or strategic alliances among other companies, which could adversely affect our ability to compete effectively; and

- increased credit and collectability risks, higher borrowing costs or reduced availability of capital markets, reduced liquidity, adverse impacts on our customers and suppliers, failures of counterparties, including financial institutions and insurers, asset impairments, and declines in the value of our financial instruments.

Adverse developments affecting financial institutions, such as bank failures or instability, or concerns or speculation about similar events or risks, could lead to market-wide liquidity problems and other disruptions, which could impact our customers' ability to fulfill their payment obligations to us, our vendors' ability to fulfill their contractual obligations to us, or our ability to fulfill our own obligations.

Additionally, we maintain an investment portfolio of various holdings, types, and maturities. These investments are subject to general credit, liquidity, market and interest rate risks, which may be exacerbated by market downturns or events that affect global financial markets, as described above. A majority of our investment portfolio comprises USG securities. A decline in global financial markets for long periods or a downgrade of the USG credit rating due to an actual or threatened default on government debt could result in higher interest rates, a decline in the value of the U.S. dollar, reduced market liquidity or other adverse conditions. These factors could cause an unrealized or realized loss position in our investments or require us to record impairment charges.

International sales and operations are a significant part of our business, which exposes us to risks that could harm our business.

We sell our products internationally, and we also have operations and conduct business internationally. Our semiconductor wafers are manufactured, assembled, tested and packaged by third parties located outside of the United States, and we generated 56% of our revenue in fiscal year 2024 from sales outside of the United States. Our sales to China decreased as a percentage of total Data Center revenue from 19% in fiscal year 2023 to 14% in fiscal year 2024. Although we have not received licenses from the USG to ship restricted products to China, we have started to ship alternatives to the China market in small volumes. China represented a mid-single digit percentage of our Data Center revenue in the fourth quarter of fiscal year 2024 due to USG licensing requirements and we expect China to be in a similar range in the first quarter of fiscal year 2025. The global nature of our business subjects us to a number of risks and uncertainties, which have had in the past and could in the future have a material adverse effect on our business, financial condition and results of operations. These include domestic and international economic and political conditions in countries in which we and our suppliers and manufacturers do business, government lockdowns to control case spread of global or local health issues, differing legal standards with respect to protection of IP and employment practices, different domestic and international business and cultural practices, disruptions to capital markets, counter-inflation policies, currency fluctuations, natural disasters, acts of war or other military actions, terrorism, public health issues and other catastrophic events.

Product, system security, and data protection breaches, as well as cyber-attacks, could disrupt our operations, reduce our expected revenue, increase our expenses, and significantly harm our business and reputation.

Security breaches, computer malware, social-engineering attacks, denial-of-service attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, and other cyber-attacks are becoming increasingly sophisticated, making it more difficult to successfully detect, defend against them or implement adequate preventative measures.

Cyber-attacks, including ransomware attacks by organized criminal threat actors, nation-states, and nation-state-supported actors, may become more prevalent and severe. Our ability to recover from ransomware attacks may be limited if our backups have been affected by the attack, or if restoring from backups is delayed or not feasible.

Individuals, groups of hackers and sophisticated organizations, including nation-states and nation-state-supported actors, and other threat actors have engaged and are expected to continue to engage in cyber-attacks. Additionally, some actors are using AI technology to launch more automated, targeted and coordinated attacks. Due to geopolitical conflicts and during times of war or other major conflicts, we and the third parties we rely upon may be vulnerable to a heightened risk of cyber-attacks that could materially disrupt our ability to provide services and products. We may also face cybersecurity threats due to error or intentional misconduct by employees, contractors or other third-party service providers. Certain aspects of effective cybersecurity are dependent upon our employees, contractors and/or other third-party service providers safeguarding our sensitive information and adhering to our security policies and access control mechanisms. We have in the past experienced, and may in the future experience, security incidents arising from a failure to properly handle sensitive information or adhere to our security policies and access control mechanisms and, although no such events have had a material adverse effect on our business, there can be no assurance that an insider threat will not result in an incident that is material to us. Furthermore, we rely on products and services provided by third-party suppliers to operate certain critical business systems, including without limitation, cloud-based infrastructure, encryption and authentication technology, employee email and other functions, which exposes us to supply-chain attacks or other business disruptions. We cannot guarantee that third parties and infrastructure in our supply chain or our partners' supply chains have not been compromised or that they do not contain exploitable vulnerabilities, defects or bugs that could result in a breach of or disruption to our information technology systems, including our products and services, or the third-party information technology systems that support our services. We may also incorporate third-party data into our AI algorithms or use open-source datasets to train our algorithms. These datasets may be flawed, insufficient, or contain certain biased information, and may otherwise be vulnerable to security incidents. We may have limited insight into the data privacy or security practices of third-party suppliers, including for our AI algorithms. Our ability to monitor these third parties' information security practices is limited, and they may not have adequate information security measures in place. In addition, if one of our third-party suppliers suffers a security incident (which has happened in the past and may happen in the future), our response may be limited or more difficult because we may not have direct access to their systems, logs and other information related to the security incident. Additionally, we are incorporated into the supply chain of a large number of entities worldwide and, as a result, if our products or services are compromised, a significant number of our customers and their data could be affected, which could result in potential liability and harm our business.

To defend against security incidents, we must continuously engineer more secure products and enhance security and reliability features, which is expected to result in increased expenses. We must also continue to develop our security measures, including training programs and security awareness initiatives, designed to ensure our suppliers have appropriate security measures in place, and continue to meet the evolving security requirements of our customers, applicable industry standards, and government regulations. While we invest in training programs and security awareness initiatives and take steps to detect and remediate certain vulnerabilities that we have identified, we may not always be able to prevent threats or detect and mitigate all vulnerabilities in our security controls, systems or software, including third-party software we have installed, as such threats and techniques change frequently and may not be detected until after a security incident has occurred. Further, we may experience delays in developing and deploying remedial measures designed to address identified vulnerabilities. These vulnerabilities could result in reputational and financial harm, and if exploited, these vulnerabilities could result in a security incident.

We hold confidential, sensitive, personal and proprietary information, including information from partners and customers. Breaches of our security measures, along with reported or perceived vulnerabilities or unapproved dissemination of proprietary information or sensitive or confidential data about us or third parties, could expose us and the parties affected to a risk of loss, or misuse of this information, potentially resulting in litigation and subsequent liability, regulatory inquiries or actions, damage to our brand and reputation or other harm, including financial, to our business. For example, we hold proprietary game source code from third-party partners in our GFN service. Breaches of our GFN security measures, which have happened in the past, could expose our partners to a risk of loss or misuse of this source code, damage both us and our partners, and expose NVIDIA to potential litigation and liability. If we or a third party we rely on experience a security incident, which has occurred in the past, or are perceived to have experienced a security incident, we may experience adverse consequences, including government enforcement actions, additional reporting requirements and/or oversight, restrictions on processing data, litigation, indemnification obligations, reputational harm, diversion of funds, diversion of management attention, financial loss, loss of data, material disruptions in our systems and operations, supply chain, and ability to produce, sell and distribute our goods and services, and other similar harms. Inability to fulfill orders, delayed sales, lower margins or lost customers as a result of these disruptions could adversely affect our financial results, stock price and reputation. Applicable data privacy and security obligations may require us to notify relevant stakeholders, including affected individuals, customers, regulators and investors, of security incidents, and mandatory disclosure of such incidents could lead to negative publicity. In addition to experiencing a security incident, third parties may gather, collect or infer sensitive information about us from public sources, data brokers or other means that reveals competitively sensitive details about our organization and could be used to harm our business.

Business disruptions could harm our operations, lead to a decline in revenue and increase our costs.

Our worldwide operations could be disrupted by natural disasters and extreme weather conditions, power or water shortages, telecommunications failures, supplier disruptions, terrorist attacks, acts of violence, political and/or civil unrest, acts of war or other military actions, epidemics or pandemics, abrupt regulatory deterioration, and other natural or man-made disasters and catastrophic events. Our corporate headquarters, a large portion of our current data center capacity, and a portion of our research and development activities are located in California, and other critical business operations, finished goods inventory and some of our suppliers are located in Asia, making our operations vulnerable to natural disasters such as earthquakes, wildfires or other business disruptions occurring in these geographical areas. Catastrophic events can also have an impact on third-party vendors who provide us critical infrastructure services for IT and research and development systems and personnel. Our business continuity and disaster recovery planning may not be sufficient for all eventualities. Geopolitical and domestic political developments and other events beyond our control, can increase economic volatility globally. Political instability, changes in government or adverse political developments in or around any of the major countries in which we do business may harm our business, financial condition and results of operations. Worldwide geopolitical tensions and conflicts, including but not limited to China, Hong Kong, Israel, Korea and Taiwan where the manufacture of our product components and final assembly of our products are concentrated may result in changing regulatory requirements, and other disruptions that could impact our operations and operating strategies, product demand, access to global markets, hiring, and profitability. For example, other countries have restricted and may continue in the future to restrict business with the State of Israel, where we have engineering, sales support operations and manufacturing, and companies with Israeli operations, including by economic boycotts. Our operations could be harmed and our costs could increase if manufacturing, logistics or other operations are disrupted for any reason, including natural disasters, high heat events or water shortages, power shortages, information technology system failures or cyber-attacks, military actions or economic, business, labor, environmental, public health, or political issues. The ultimate impact on us, our third-party foundries and other suppliers of being located and consolidated in certain geographical areas is unknown. In the event a disaster, war or catastrophic event affects us, the third-party systems on which we rely, or our customers, our business could be harmed as a result of declines in revenue, increases in expenses, and substantial expenditures and time spent to fully resume operations. All of these risks and conditions could materially adversely affect our future sales and operating results.

We are monitoring the impact of the geopolitical conflict in and around Israel on our operations, including the health and safety of our approximately 3,700 employees in the region who primarily support the research and development, operations, and sales and marketing of our networking products. Our operating expenses in fiscal year 2024 include expenses for financial support to impacted employees and charitable activity. We believe our global supply chain for our networking products has not experienced any significant impact. Further, in connection with the conflict, a substantial number of our employees in the region have been called-up for active military duty in Israel. Accordingly, some of our employees in Israel have been absent for an extended period and they or others may continue to be absent, which may cause disruption to our product development or operations. We did not experience any significant impact or expense to our business; however, if the conflict is further extended, it could impact future product development, operations, and revenue or create other uncertainty for our business.

Additionally, interruptions or delays in services from CSPs, data center co-location partners, and other third parties on which we rely, including due to the events described above or other events such as the insolvency of these parties, could impair our ability to provide our products and services and harm our business. As we increase our reliance on these third-party systems and services, our exposure to damage from service interruptions, defects, disruptions, outages, shortages and other performance and quality problems may increase. Data centers depend on access to clean water and predictable energy. Power or water shortages, or regulations that limit energy or water availability, could impair the ability of our customers to expand their data center capacity and consume our products and services.

Climate change may have a long-term impact on our business.

Climate change may have an increasingly adverse impact on our business and on our customers, partners and vendors. Water and energy availability and reliability in the regions where we conduct business is critical, and certain of our facilities may be vulnerable to the impacts of extreme weather events. Extreme heat and wind coupled with dry conditions in Northern California may lead to power safety shut offs due to wildfire risk, which can have adverse implications for our Santa Clara, California headquarter offices and data centers, including impairing the ability of our employees to work effectively. Climate change, its impact on our supply chain and critical infrastructure worldwide and its potential to increase political instability in regions where we, our customers, partners and our vendors do business, may disrupt our business and cause us to experience higher attrition, losses and costs to maintain or resume operations. Although we maintain insurance coverage for a variety of property, casualty, and other risks, the types and amounts of insurance we obtain vary depending on availability and cost. Some of our policies have large deductibles and broad exclusions, and our insurance providers may be unable or unwilling to pay a claim. Losses not covered by insurance may be large, which could harm our results of operations and financial condition.

Our business and those of our suppliers and customers may also be subject to climate-related laws, regulations and lawsuits. New or proposed regulations relating to carbon taxes, fuel or energy taxes, pollution limits, sustainability-related disclosure and governance and supply chain governance could result in greater direct costs, including costs associated with changes to manufacturing processes or the procurement of raw materials used in manufacturing processes, increased capital expenditures to improve facilities and equipment, and higher compliance and energy costs to reduce emissions, other compliance costs, as well as greater indirect costs resulting from our customers and/or suppliers incurring additional compliance costs that are passed on to us. These costs and restrictions could harm our business and results of operations by increasing our expenses or requiring us to alter our operations and product design activities.

Stakeholder groups may find us insufficiently responsive to the implications of climate change, and therefore we may face legal action or reputational harm. We may not achieve our stated sustainability-related goals, which could harm our reputation, or we may incur additional, unexpected costs to achieve such goals. We may also experience contractual disputes due to supply chain delays arising from climate change-related disruptions, which could result in increased litigation and costs.

We also face risks related to business trends that may be influenced by climate change concerns. Our business could be negatively impacted by concerns around the high absolute energy requirements of our GPUs, despite their much more energy efficient design and operation relative to alternative computing platforms.

We may not be able to realize the potential benefits of business investments or acquisitions, and we may not be able to successfully integrate acquired companies, which could hurt our ability to grow our business, develop new products or sell our products.

We have acquired and invested and may continue to do so in businesses that offer products, services and technologies that we believe will help expand or enhance our strategic objectives. Acquisitions or investments involve significant challenges and risks and could impair our ability to grow our business, develop new products or sell our products and ultimately could have a negative impact on our financial results. If we pursue a particular transaction, we may limit our ability to enter into other transactions that could help us achieve our other strategic objectives. If we are unable to timely complete acquisitions, including due to delays and challenges in obtaining regulatory approvals, we may be unable to pursue other transactions, we may not be able to retain critical talent from the target company, technology may evolve and make the acquisition less attractive, and other changes can take place, which could reduce the anticipated benefits of the transaction and negatively impact our business. Regulators could also impose conditions that reduce the ultimate value of our acquisitions. In addition, to the extent that our perceived ability to consummate acquisitions has been harmed, future acquisitions may be more difficult, complex or expensive. Further, our investments in publicly traded companies could create volatility in our results and may generate losses up to the value of the investment. In addition, we have invested and may continue to invest in private companies to further our strategic objectives and to support certain key business initiatives. These companies can include early-stage companies still defining their strategic direction. Many of the instruments in which we invest are non-marketable and illiquid at the time of our initial investment, and we are not always able to achieve a return. To the extent any of the companies in which we invest are not successful, we could recognize an impairment and/or lose all or part of our investment. Our investment portfolio contains industry sector concentration risks, and a decline in any one or multiple industry sectors could increase our impairment losses. We face additional risks related to acquisitions and strategic investments, including the diversion of capital and other resources, including management's attention; difficulty in realizing a satisfactory return and uncertainties to realize the benefits of an acquisition or strategic investment, if at all; difficulty or inability in obtaining governmental, regulatory approval or restrictions or other consents and approvals or financing; legal proceedings initiated as a result of an acquisition or investment; and potential failure of our due diligence processes to identify significant issues with the assets or company in which we are investing or are acquiring.

Additional risks related to acquisitions include, but are not limited to:

- difficulty in integrating the technology, systems, products, policies, processes, or operations and integrating and retaining the employees, including key personnel, of the acquired business;

- assumption of liabilities and incurring amortization expenses, impairment charges to goodwill or write-downs of acquired assets;

- integrating accounting, forecasting and controls, procedures and reporting cycles;

- coordinating and integrating operations, particularly in countries in which we do not currently operate;

- stock price impact, fines, fees or reputation harm if we are unable to obtain regulatory approval for an acquisition or are otherwise unable to close an acquisition;

- potential issuances of debt to finance our acquisitions, resulting in increased debt, increased interest expense, and compliance with debt covenants or other restrictions;

- the potential for our acquisitions to result in dilutive issuances of our equity securities;

- the potential variability of the amount and form of any performance-based consideration;

- negative changes in general economic conditions in the regions or the industries in which we or our target operate;

- exposure to additional cybersecurity risks and vulnerabilities; and

- impairment of relationships with, or loss of our or our target's employees, vendors and customers.

For example, when integrating acquisition target systems into our own, we have experienced and may continue to experience challenges including lengthy and costly systems integration, delays in purchasing and shipping products, difficulties with system integration via electronic data interchange and other processes with our key suppliers and customers, and training and change management needs of integration personnel. These challenges have impacted our results of operations and may continue to do so in the future.

We receive a significant amount of our revenue from a limited number of partners and distributors and we have a concentration of sales to customers who purchase directly or indirectly from us, and our revenue could be adversely affected if we lose or are prevented from selling to any of these customers.

We receive a significant amount of our revenue from a limited number of customers within our distribution and partner network. Sales to one customer, Customer A, represented 13% of total revenue for fiscal year 2024, which was attributable to the Compute & Networking segment. With several of these channel partners, we are selling multiple products and systems in our portfolio through their channels. Our operating results depend on sales within our partner network, as well as the ability of these partners to sell products that incorporate our processors. In the future, these partners may decide to purchase fewer products, not to incorporate our products into their ecosystem, or to alter their purchasing patterns in some other way. Because most of our sales are made on a purchase order basis, our customers can generally cancel, change or delay product purchase commitments with little notice to us and without penalty. Our partners or customers may develop their own solutions; our customers may purchase products from our competitors; and our partners may discontinue sales or lose market share in the markets for which they purchase our products, all of which may alter partners' or customers' purchasing patterns. Many of our customers often do not purchase directly from us but purchase through multiple OEMs, ODMs, system integrators, distributors and other channel partners. One indirect customer which primarily purchases our products through system integrators and distributors, including through Customer A, is estimated to have represented approximately 19% of total revenue for fiscal year 2024, attributable to the

Compute & Networking segment. If end demand increases or our finished goods supply availability is concentrated near a quarter end, the system integrators, distributors and channel partners may have limited ability to increase their credit, which could impact the timing and amount of our revenue. The loss of any of our large customers, a significant reduction in purchases by them, our inability to sell to a customer due to U.S. or other countries' trade restrictions or any difficulties in collecting accounts receivable would likely harm our financial condition and results of operations.

If we are unable to attract, retain and motivate our executives and key employees, our business may be harmed.

To be competitive and execute our business strategy successfully, we must attract, retain and motivate our executives and key employees and recruit and develop capable and diverse talent. Labor is subject to external factors that are beyond our control, including our industry's highly competitive market for skilled workers and leaders, cost inflation and workforce participation rates. Changes in immigration and work permit regulations or in their administration or interpretation could impair our ability to attract and retain qualified employees. Competition for personnel results in increased costs in the form of cash and stock-based compensation, and in times of stock price volatility, as we have experienced in the past and may experience in the future, the retentive value of our stock-based compensation may decrease. Additionally, we are highly dependent on the services of our longstanding executive team. Failure to ensure effective succession planning, transfer of knowledge and smooth transitions involving executives and key employees could hinder our strategic planning and execution and long-term success.

Our business is dependent upon the proper functioning of our business processes and information systems and modification or interruption of such systems may disrupt our business, and internal controls.

We rely upon internal processes and information systems to support key business functions, including our assessment of internal controls over financial reporting as required by Section 404 of the Sarbanes-Oxley Act. The efficient operation and scalability of these processes and systems is critical to support our growth. We continue to design and implement updated accounting functionality related to a new enterprise resource planning, or ERP, system. Any ERP system implementation may introduce problems, such as quality issues or programming errors, that could have an impact on our continued ability to successfully operate our business or to timely and accurately report our financial results. These changes may be costly and disruptive to our operations and could impose substantial demands on management time. Failure to implement new or updated controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations.

Identification of material weaknesses in our internal controls, even if quickly remediated once disclosed, may cause investors to lose confidence in our financial statements and our stock price may decline. Remediation of any material weakness could require us to incur significant expenses, and if we fail to remediate any material weakness, our financial statements may be inaccurate, we may be required to restate our financial statements, our ability to report our financial results on a timely and accurate basis may be adversely affected, our access to the capital markets may be restricted, our stock price may decline, and we may be subject to sanctions or investigation by regulatory authorities.

Our operating results have in the past fluctuated and may in the future fluctuate, and if our operating results are below the expectations of securities analysts or investors, our stock price could decline.

Our operating results have in the past fluctuated and may continue to fluctuate due to numerous of these risk factors. Therefore, investors should not rely on our past results of operations as an indication of our future performance. Additional factors that could affect our results of operations include, but are not limited to:

- our ability to adjust spending due to the multi-year development cycle for some of our products and services;

- our ability to comply with our contractual obligations to customers;

- our extended payment term arrangements with certain customers, the inability of some customers to make required payments, our ability to obtain credit insurance for customers with extended payment terms, and customer bad debt write-offs;

- our vendors' payment requirements;

- unanticipated costs associated with environmental liabilities; and

- changes in financial accounting standards or interpretations of existing standards.

Any of the factors discussed above could prevent us from achieving our anticipated financial results. For example, we have granted and may continue to grant extended payment terms to some customers, particularly during macroeconomic downturns, which could impact our ability to collect payment. Our vendors have requested and may continue to ask for shorter payment terms, which may impact our cash flow generation. These arrangements reduce the cash we have available for general business operations. In addition, the pace of growth in our operating expenses and investments may lag our revenue growth, creating volatility or periods where profitability levels may not be sustainable. Failure to meet our expectations or the expectations of our investors or security analysts is likely to cause our stock price to decline, as it has in the past, or experience substantial price volatility.

Risks Related to Regulatory, Legal, Our Stock and Other Matters

Our operations could be affected by the complex laws, rules and regulations to which our business is subject, and political and other actions may adversely impact our business.

We are subject to laws and regulations domestically and worldwide, affecting our operations in areas including, but not limited to, IP ownership and infringement; taxes; import and export requirements and tariffs; anti-corruption, including the Foreign Corrupt Practices Act; business acquisitions; foreign exchange controls and cash repatriation restrictions; data privacy requirements; competition and antitrust; advertising; employment; product regulations; cybersecurity; environmental, health, and safety requirements; the responsible use of AI; sustainability; cryptocurrency; and consumer laws. Compliance with such requirements can be onerous and expensive, could impact our competitive position, and may negatively impact our business operations and ability to manufacture and ship our products. There can be no assurance that our employees, contractors, suppliers, customers or agents will not violate applicable laws or the policies, controls, and procedures that we have designed to help ensure compliance with such laws, and violations could result in fines, criminal sanctions against us, our officers, or our employees, prohibitions on the conduct of our business, and damage to our reputation. Changes to the laws, rules and regulations to which we are subject, or changes to their interpretation and enforcement, could lead to materially greater compliance and other costs and/or further restrictions on our ability to manufacture and supply our products and operate our business. For example, we may face increased compliance costs as a result of changes or increases in antitrust legislation, regulation, administrative rule making, increased focus from regulators on cybersecurity vulnerabilities and risks. Our position in markets relating to AI has led to increased interest in our business from regulators worldwide, including the European Union, the United States, the United Kingdom and China. For example, the French Competition Authority collected information from us regarding our business and competition in the graphics card and cloud service provider market as part of an ongoing inquiry into competition in those markets. We have also received requests for information from regulators in the European Union, the United Kingdom, and China regarding our sales of GPUs, our efforts to allocate supply, foundation models and our investments, partnerships and other agreements with companies developing foundation models, and we expect to receive additional requests for information in the future. Governments and regulators are considering imposing restrictions on the hardware, software, and systems used to develop frontier foundation models and generative AI. If implemented, such restrictions could increase the costs and burdens to us and our customers, delay or halt deployment of new systems using our products, and reduce the number of new entrants and customers, negatively impacting our business and financial results. Revisions to laws or regulations or their interpretation and enforcement could also result in increased taxation, trade sanctions, the imposition of or increase to import duties or tariffs, restrictions and controls on imports or exports, or other retaliatory actions, which could have an adverse effect on our business plans or impact the timing of our shipments. Additionally, changes in the public perception of governments in the regions where we operate or plan to operate could negatively impact our business and results of operations.

Government actions, including trade protection and national and economic security policies of U.S. and foreign government bodies, such as tariffs, import or export regulations, including deemed export restrictions and restrictions on the activities of U.S. persons, trade and economic sanctions, decrees, quotas or other trade barriers and restrictions could affect our ability to ship products, provide services to our customers and employees, do business without an export license with entities on the U.S. Department of Commerce's U.S. Entity List or other USG restricted parties lists (which is expected to change from time to time), and generally fulfill our contractual obligations and have a material adverse effect on our business. If we were ever found to have violated export control laws or sanctions of the U.S. or similar applicable non-U.S. laws, even if the violation occurred without our knowledge, we may be subject to various penalties available under the laws, any of which could have a material and adverse impact on our business, operating results and financial condition.

For example, in response to the war in Ukraine, the United States and other jurisdictions imposed economic sanctions and export control measures which blocked the passage of our products, services and support into Russia, Belarus, and certain regions of Ukraine. In fiscal year 2023, we stopped direct sales to Russia and closed business operations in Russia. Concurrently, the war in Ukraine has impacted sales in EMEA and may continue to do so in the future.

The increasing focus on the risks and strategic importance of AI technologies has resulted in regulatory restrictions that target products and services capable of enabling or facilitating AI and may in the future result in additional restrictions impacting some or all of our product and service offerings.

Concerns regarding third-party use of AI for purposes contrary to local governmental interests, including concerns relating to the misuse of AI applications, models, and solutions, has resulted in and could in the future result in unilateral or multilateral restrictions on products that can be used for training, modifying, tuning, and deploying LLMs. Such restrictions have limited and could in the future limit the ability of downstream customers and users worldwide to acquire, deploy and use systems that include our products, software, and services, and negatively impact our business and financial results.

Such restrictions could include additional unilateral or multilateral export controls on certain products or technology, including but not limited to AI technologies. As geopolitical tensions have increased, semiconductors associated with AI, including GPUs and associated products, are increasingly the focus of export control restrictions proposed by stakeholders in the U.S. and its allies. The United States has imposed unilateral controls restricting GPUs and associated products, and it is likely that additional unilateral or multilateral controls will be adopted. Such controls have been and may again be very broad in scope and application, prohibit us from exporting our products to any or all customers in one or more markets, including but not limited to China, and could negatively impact our manufacturing, testing and warehousing locations and options, or could impose other conditions that limit our ability to serve demand abroad and could negatively and materially impact our business, revenue and financial results. Export controls targeting GPUs and semiconductors associated with AI, which have been imposed and are increasingly likely to be further tightened, would further restrict our ability to export our technology, products, or services even though competitors may not be subject to similar restrictions, creating a competitive disadvantage for us and negatively impacting our business and financial results. Export controls targeting GPUs and semiconductors associated with AI have subjected and may in the future subject downstream users of our products to additional restrictions on the use, resale, repair, or transfer of our products, negatively impacting our business and financial results. Controls could negatively impact our cost and/or ability to provide services such as NVIDIA AI cloud services and could impact the cost and/or ability for our cloud service providers and customers to provide services to their end customers, even outside China.

Export controls could disrupt our supply chain and distribution channels, negatively impacting our ability to serve demand, including in markets outside China and for our gaming products. The possibility of additional export controls has negatively impacted and may in the future negatively impact demand for our products, benefiting competitors that offer alternatives less likely to be restricted by further controls. Repeated changes in the export control rules are likely to impose compliance burdens on our business and our customers, negatively and materially impacting our business.

Increasing use of economic sanctions and export controls has impacted and may in the future impact demand for our products or services, negatively impacting our business and financial results. Reduced demand due to export controls could also lead to excess inventory or cause us to incur related supply charges. Additional unilateral or multilateral controls are also likely to include deemed export control limitations that negatively impact the ability of our research and development teams to execute our roadmap or other objectives in a timely manner. Additional export restrictions may not only impact our ability to serve overseas markets, but also provoke responses from foreign governments, including China, that negatively impact our supply chain or our ability to provide our products and services to customers in all markets worldwide, which could also substantially reduce our revenue. Regulators in China have inquired about our sales and efforts to supply the China market and our fulfillment of the commitments we entered at the close of our Mellanox acquisition. If the regulators conclude that we have failed to fulfill such commitments or we have violated any applicable law in China, we could be subject to various penalties or restrictions on our ability to conduct our business, any of which could have a material and adverse impact on our business, operating results and financial condition.

During the third quarter of fiscal year 2023, the USG announced export restrictions and export licensing requirements targeting China's semiconductor and supercomputing industries. These restrictions impact exports of certain chips, as well as software, hardware, equipment and technology used to develop, produce and manufacture certain chips to China (including Hong Kong and Macau) and Russia, and specifically impact our A100 and H100 integrated circuits, DGX or any other systems or boards which incorporate A100 or H100 integrated circuits. The licensing requirements also apply to any future NVIDIA integrated circuit achieving certain peak performance and chip-to-chip I/O performance thresholds, as well as any system or board that includes those circuits. There are also now licensing requirements to export a wide array of products, including networking products, destined for certain end users and for certain end uses in China. During the second quarter of fiscal year 2024, the USG also informed us of an additional licensing requirement for a subset of A100 and H100 products destined to certain customers and other regions, including some countries in the Middle East.

In October 2023, the USG announced new and updated licensing requirements that became effective in our fourth quarter of fiscal year 2024 for exports to China and Country Groups D1, D4, and D5 (including but not limited to, Saudi Arabia, the United Arab Emirates, and Vietnam, but excluding Israel) of our products exceeding certain performance thresholds, including A100, A800, H100, H800, L4, L40, L40S and RTX 4090. The licensing requirements also apply to the export of products exceeding certain performance thresholds to a party headquartered in, or with an ultimate parent headquartered in, Country Group D5, including China. On October 23, 2023, the USG informed us that the licensing requirements were effective immediately for shipments of our A100, A800, H100, H800, and L40S products. We have not received licenses to ship these restricted products to China.

Following these export controls, we transitioned some operations, including certain testing, validation, and supply and distribution operations out of China and Hong Kong. Any future transitions could be costly and time consuming, and adversely affect our research and development and supply and distribution operations, as well as our revenue, during any such transition period. We are working to expand our Data Center product portfolio to offer new solutions, including those for which the USG does not require a license or advance notice before each shipment. To the extent that a customer requires products covered by the licensing requirements, we may seek a license for the customer. However, the licensing process is time-consuming. We have no assurance that the USG will grant such a license or that the USG will act on the license application in a timely manner or at all. Even if a license is offered, it may impose burdensome conditions that we or our customer or end users cannot or decide not to accept. The USG is evaluating license requests in a closed process that does not have clear standards or an opportunity for review. For example, the Notified Advanced Computing, or "NAC," process has not resulted in approvals for exports of products to customers in China. The license process for exports to D1 and D4 countries has been time-consuming and resulted in license conditions for countries outside China. The requirements have a disproportionate impact on NVIDIA and already have disadvantaged and may in the future disadvantage NVIDIA against certain of our competitors who sell products that are not subject to the new restrictions or may be able to acquire licenses for their products.

Management of these new licenses and other requirements is complicated and time consuming. Our competitive position has been harmed, and our competitive position and future results may be further harmed, over the long-term, if there are further changes in the USG's export controls, including further expansion of the geographic, customer, or product scope of the controls, if customers purchase product from competitors, if customers develop their own internal solution, if we are unable to provide contractual warranty or other extended service obligations, if the USG does not grant licenses in a timely manner or denies licenses to significant customers or if we incur significant transition costs. Even if the USG grants any requested licenses, the licenses may be temporary or impose burdensome conditions that we or our customers or end users cannot or choose not to fulfill. The licensing requirements may benefit certain of our competitors, as the licensing process will make our pre-sale and post-sale technical support efforts more cumbersome and less certain and encourage customers in China to pursue alternatives to our products, including semiconductor suppliers based in China, Europe, and Israel.

Given the increasing strategic importance of AI and rising geopolitical tensions, the USG has changed and may again change the export control rules at any time and further subject a wider range of our products to export restrictions and licensing requirements, negatively impacting our business and financial results. In the event of such change, we may be unable to sell our inventory of such products and may be unable to develop replacement products not subject to the licensing requirements, effectively excluding us from all or part of the China market, as well as other impacted markets, including the Middle East. For example, the USG has already imposed conditions to limit the ability of foreign firms to create and offer as a service large-scale GPU clusters, for example by imposing license conditions on the use of products to be exported to certain countries, or by requiring chip tracking and throttling mechanisms that would disable or impair GPUs if certain system or use conditions are detected. The USG has already imposed export controls restricting certain gaming GPUs, and if the USG expands such controls to restrict additional gaming products, it may disrupt a significant portion of our supply and distribution chain and negatively impact sales of such products to markets outside China, including the U.S. and Europe. Export controls may disrupt our supply and distribution chain for a substantial portion of our products, which are warehoused in and distributed from Hong Kong. Export controls restricting our ability to sell datacenter GPUs may also negatively impact demand for our networking products used in servers containing our GPUs. The USG may also impose export controls on our networking products, such as high-speed network interconnects, to limit the ability of downstream parties to create large clusters for frontier model training. Any new control that impacts a wider range of our products would likely have a disproportionate impact on NVIDIA and may disadvantage us against certain of our competitors that sell chips that are outside the scope of such control. Excessive or shifting export controls have already and may in the future encourage customers outside China and other impacted regions to "design-out" certain U.S. semiconductors from their products to reduce the compliance burden and risk, and to ensure that they are able to serve markets worldwide. Excessive or shifting export controls have already encouraged and may in the future encourage overseas governments to request that our customers purchase from our competitors rather than NVIDIA or other U.S. firms, harming our business, market position, and financial results. As a result, excessive or shifting export controls may negatively impact demand for our products and services not only in China, but also in other markets, such as Europe, Latin America, and Southeast Asia. Excessive or shifting export controls increase the risk of investing in U.S. advanced semiconductor products, because by the time a new product is ready for market, it may be subject to new unilateral export controls restricting its sale. At the same time, such controls may increase investment in foreign competitors, which would be less likely to be restricted by U.S. controls.

Additionally, restrictions imposed by the Chinese government on the duration of gaming activities and access to games may adversely affect our Gaming revenue, and increased oversight of digital platform companies may adversely affect our Data Center revenue. The Chinese government may impose restrictions on the sale to certain customers of our products, or any products containing components made by our partners and suppliers. For example, the Chinese government announced restrictions relating to certain sales of products containing certain products made by Micron, a supplier of ours. Further restrictions on our products or the products of our suppliers could negatively impact our business and financial results.

Finally, our business depends on our ability to receive consistent and reliable supply from our overseas partners, especially in Taiwan. Any new restrictions that negatively impact our ability to receive supply of components, parts, or services from Taiwan, would negatively impact our business and financial results.

Increased scrutiny from shareholders, regulators and others regarding our corporate sustainability practices could result in additional costs or risks and adversely impact our reputation and willingness of customers and suppliers to do business with us.

Shareholder advocacy groups, certain investment funds, other market participants, shareholders, customers and government regulators have focused increasingly on corporate sustainability practices and disclosures, including those associated with climate change and human rights. Stakeholders may not be satisfied with our corporate sustainability practices and goals or the speed of their adoption. Further, there is an increasing number of state-level initiatives in the U.S. that may conflict with other regulatory requirements or our various stakeholders' expectations. Additionally, our corporate sustainability practices, oversight of our practices or disclosure controls may not meet evolving shareholder, regulator or other industry stakeholder expectations, or we may fail to meet corporate sustainability disclosure or reporting standards. We could also incur additional costs and require additional resources to monitor, report, and comply with various corporate sustainability practices, choose not to conduct business with potential customers, or discontinue or not expand business with existing customers due to our policies. These factors may negatively harm our brand, reputation and business activities or expose us to liability.

Issues relating to the responsible use of our technologies, including AI in our offerings, may result in reputational or financial harm and liability.

Concerns relating to the responsible use of new and evolving technologies, such as AI, in our products and services may result in reputational or financial harm and liability and may cause us to incur costs to resolve such issues. We are increasingly building AI capabilities and protections into many of our products and services, and we also offer stand-alone AI applications. AI poses emerging legal, social, and ethical issues and presents risks and challenges that could affect its adoption, and therefore our business. If we enable or offer solutions that draw controversy due to their perceived or actual impact on society, such as AI solutions that have unintended consequences, infringe copyright or rights of publicity, or are controversial because of their impact on human rights, privacy, employment or other social, economic or political issues, or if we are unable to develop effective internal policies and frameworks relating to the responsible development and use of AI models and systems offered through our sales channels, we may experience brand or reputational harm, competitive harm or legal liability. Complying with multiple regulations from different jurisdictions related to AI could increase our cost of doing business, may change the way that we operate in certain jurisdictions, or may impede our ability to offer certain products and services in certain jurisdictions if we are unable to comply with regulations. Compliance with existing and proposed government regulation of AI, including in jurisdictions such as the European Union as well as under any U.S. regulation adopted in response to the Biden administration's Executive Order on AI, may also increase the cost of related research and development, and create additional reporting and/or transparency requirements. For example, regulation adopted in response to the Executive Order on AI could require us to notify the USG of certain safety test results and other information. Furthermore, changes in AI-related regulation could disproportionately impact and disadvantage us and require us to change our business practices, which may negatively impact our financial results. Our failure to adequately address concerns and regulations relating to the responsible use of AI by us or others could undermine public confidence in AI and slow adoption of AI in our products and services or cause reputational or financial harm.

Actions to adequately protect our IP rights could result in substantial costs to us and our ability to compete could be harmed if we are unsuccessful or if we are prohibited from making or selling our products.

From time to time, we are involved in lawsuits or other legal proceedings alleging patent infringement or other IP rights violations by us, our employees or parties that we have agreed to indemnify. An unfavorable ruling could include significant damages, invalidation of one or more patents, indemnification of third parties, payment of lost profits, or injunctive relief. Claims that our products or processes infringe the IP rights of others, regardless of their merit, could cause us to incur significant costs to respond to, defend, and resolve such claims, and they may also divert the efforts and attention of management and technical personnel.

We may commence legal proceedings to protect our IP rights, which may increase our operating expenses. We could be subject to countersuits as a result. If infringement claims are made against us or our products are found to infringe a third party's IP, we or one of our indemnitees may have to seek a license to the third party's IP rights. If we or one of our indemnitees is unable to obtain such a license on acceptable terms or at all, we could be subject to substantial liabilities or have to suspend or discontinue the manufacture and sale of one or more of our products. We may also have to make royalty or other payments or cross license our technology. If these arrangements are not concluded on commercially reasonable terms, our business could be negatively impacted. Furthermore, the indemnification of a customer or other indemnitee may increase our operating expenses and negatively impact our operating results.

We rely on patents, trademarks, trade secrets, employee and third-party nondisclosure agreements, licensing arrangements and the laws of the countries in which we operate to protect our IP. Foreign laws may not protect our products or IP rights to the same extent as United States law. This makes the possibility of piracy of our technology and products more likely. The theft or unauthorized use or publication of our trade secrets and other confidential information could harm our competitive position and reduce acceptance of our products; as a result, the value of our investment in research and development, product development and marketing could be reduced. We also may face risks to our IP if our employees are hired by competitors. We continuously assess whether and where to seek formal protection for existing and new innovations and technologies but cannot be certain whether our applications for such protections will be approved, and, if approved, whether they will be enforceable.

We are subject to stringent and changing data privacy and security laws, rules, regulations and other obligations. These areas could damage our reputation, deter current and potential customers, affect our product design, or result in legal or regulatory proceedings and liability.

We process sensitive, confidential or personal data or information that is subject to privacy and security laws, regulations, industry standards, external and internal policies, contracts and other obligations that govern the processing of such data by us and on our behalf. Concerns about our practices or the ultimate use of our products and services with regard to the collection, use, retention, security or disclosure of personal information or other privacy-related matters, including for use in AI, even if unfounded, could damage our reputation and adversely affect our operating results. The theft, loss or misuse of personal data in our possession or by one of our partners could result in damage to our reputation, regulatory proceedings, disruption of our business activities or increased security costs and costs related to defending legal claims.

In the United States, federal, state and local authorities have enacted numerous data privacy and security laws, including for data breach notification, personal data privacy and consumer protection. In the past few years, numerous U.S. states have enacted comprehensive privacy laws that impose certain obligations on covered businesses, including providing specific disclosures in privacy notices and affording residents with certain rights concerning their personal data. As applicable, such rights may include the right to access, correct, or delete certain personal data, and to opt-out of certain data processing activities, such as targeted advertising, profiling and automated decision-making. The exercise of these rights may impact our business and ability to provide our products and services. Certain states also impose stricter requirements for processing certain personal data, including sensitive information, such as conducting data privacy impact assessments. These state laws allow for statutory fines for noncompliance. For example, the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act of 2020, or CPRA, or collectively the CCPA, gives California residents the right to access, delete and opt-out of certain sharing of their personal information, and to receive detailed information about how it is used and shared. The CCPA provides for fines of up to $7,500 per intentional violation and the law created a private right of action for certain data breaches. Similar laws are being considered in several other states, as well as at the federal and local levels. Additionally, several states and localities have enacted measures related to the use of artificial intelligence and machine learning in products and services. If we become subject to additional data privacy laws, the risk of enforcement action against us could increase.

Worldwide regulatory authorities are also considering and have approved various legislative proposals concerning data protection. The European Union adopted the General Data Protection Regulation, or GDPR, and the United Kingdom similarly adopted the U.K. GDPR, governing the strict handling of personal data of persons within the European Economic Area, or EEA, and the United Kingdom, respectively, including its use and protection and the ability of persons whose data is stored to access, correct, and delete such data about themselves. If we are found not to comply, we could be subject to penalties of up to €20 million or 4% of worldwide revenue, whichever is greater, and classes of individuals or consumer protection organizations may initiate litigation related to our processing of their personal data. Furthermore, the EU AI Act could impose onerous obligations that may disproportionately impact and disadvantage us and require us to change our business practices.

In the ordinary course of business, we may transfer personal data from Europe, China, and other jurisdictions to the United States or other countries. Certain jurisdictions have enacted data localization laws and cross-border personal data transfer laws. For example, the GDPR generally restricts the transfer of personal data to countries outside of the EEA. The European Commission released a set of "Standard Contractual Clauses" designed for entities to validly transfer personal data out of the EEA to jurisdictions that the European Commission has not found to provide an adequate level of protection, including the United States. Additionally, the U.K.'s International Data Transfer Agreement / Addendum, as well as the EU-U.S. Data Privacy Framework and the U.K. extension thereto (which allows for transfers to relevant U.S.-based organizations who self-certify compliance and participate in the Framework) are mechanisms that may be used to transfer personal data from the EEA and U.K. to the United States. However, these mechanisms are subject to legal challenges, and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal data to the United States. Other jurisdictions have enacted or are considering similar cross-border personal data transfer laws and local personal data residency laws, any of which would increase the cost and complexity of doing business and could result in fines from regulators. For example, China's law imposes various requirements relating to data processing and data localization. Data broadly defined as important under China's law, including personal data, may not be transferable outside of China without prior assessment and approval by the Cyberspace Administration of China, or CAC. Compliance with these requirements, including CAC assessments and any deemed failures of such assessments, could cause us to incur liability, prevent us from using data collected in China or impact our ability to transfer data outside of China. The inability to import personal data to the United States could significantly and negatively impact our business operations, limit our ability to collaborate with parties that are subject to European, China and other data privacy and security laws, or require us to increase our personal data processing capabilities in Europe and/or elsewhere at significant expense. Some European regulators have prevented companies from transferring personal data out of Europe for allegedly violating the GDPR's cross-border data transfer limitations, which could negatively impact our business.

We may also be bound by contractual obligations related to data privacy and security, and our efforts to comply with such obligations may not be successful or may be claimed to be non-compliant. For example, certain privacy laws, such as the GDPR and the CCPA, require our customers to impose specific contractual restrictions on their service providers. We sometimes host personal data in collaboration with our customers, and if a breach exposed or altered that personal data, it could harm those customer relationships and subject us to litigation, regulatory action, or fines. We publish privacy policies, marketing materials and other statements, such as compliance with certain certifications or self-regulatory principles, regarding data privacy and security. If these policies, materials or statements are found to be deficient, lacking in transparency, deceptive, unfair or misrepresentative of our practices, we may be subject to investigation, enforcement actions by regulators or other adverse consequences.

Data protection laws around the world are quickly changing and may be interpreted and applied in an increasingly stringent fashion and in a manner that is inconsistent with our data practices. These obligations may affect our product design and necessitate changes to our information technologies, systems and practices and to those of any third parties that process personal data on our behalf. Despite our efforts, we or third parties we rely upon may fail to comply with such obligations. If we fail, or are perceived to have failed, to address or comply with data privacy and security obligations, we could face significant consequences, including but not limited to, government enforcement actions, litigation, additional reporting requirements and/or oversight, bans on processing personal data, and orders to destroy or not use personal data. Any of these events could have a material adverse effect on our reputation, business, or financial condition.

We may have exposure to additional tax liabilities and our operating results may be adversely impacted by changes in tax laws, higher than expected tax rates and other tax-related factors.

We are subject to complex income tax laws and regulations, as well as non-income-based taxes, in various jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes and other tax liabilities. We are regularly under audit by tax authorities in different jurisdictions. Although we believe our tax estimates are reasonable, any adverse outcome could increase our worldwide effective tax rate, increase the amount of non-income taxes imposed on our business, and harm our financial position, results of operations, net income, and cash flows.

Further, changes in tax laws or their interpretation by tax authorities in the U.S. or foreign jurisdictions could increase our future tax liability or cause other adverse tax impacts, which may materially impact our results of operations, or the way we conduct our business. Most of our income is taxable in the United States, with a significant portion qualifying for preferential treatment as foreign-derived intangible income, or FDII. If U.S. tax rates increase or the FDII deduction is reduced, our provision for income taxes, results of operations, net income and cash flows would be adversely affected. In addition, changes in the tax laws of foreign jurisdictions could arise as a result of global implementation of the Inclusive Framework on Base Erosion and Profit Shifting and Pillar Two Model Rules announced by The Organization for Economic Cooperation and Development, or OECD. These and other changes in the foreign tax laws, as adopted by countries, may increase tax uncertainty and adversely affect our provision for income taxes, results of operations, and financial condition.

Our future effective tax rate may also be affected by a variety of factors, including changes in our business or statutory rates, the mix of earnings in countries with differing statutory tax rates, available tax incentives, credits and deductions, the expiration of statutes of limitations, changes in accounting principles, adjustments to income taxes upon finalization of tax returns, increases in expenses not deductible for tax purposes, the estimates of our deferred tax assets and liabilities and deferred tax asset valuation allowances, changing interpretation of existing laws or regulations, the impact of accounting for business combinations, as well as changes in the domestic or international organization of our business and structure. Furthermore, the tax effects of accounting for stock-based compensation and volatility in our stock price may significantly impact our effective tax rate in the period in which they occur. A decline in our stock price may result in reduced future tax benefits from stock-based compensation, increase our effective tax rate and adversely affect our financial results.

Our business is exposed to the risks associated with litigation, investigations and regulatory proceedings.

We currently and will likely continue to face legal, administrative and regulatory proceedings, claims, demands and/or investigations involving shareholder, consumer, competition and/or other issues relating to our business. For example, we are defending a securities class action lawsuit from multiple shareholders asserting claims that we and certain of our officers made false and/or misleading statements related to channel inventory and the impact of cryptocurrency mining on GPU demand in 2017 and 2018. Litigation and regulatory proceedings are inherently uncertain, and adverse rulings could occur, including monetary damages or fines, or an injunction stopping us from manufacturing or selling certain products, engaging in certain business practices, or requiring other remedies, such as compulsory licensing of patents. An unfavorable outcome or settlement may result in a material adverse impact. Regardless of the outcome, litigation can be costly, time-consuming, and disruptive to our operations.

Our indebtedness could adversely affect our financial position and cash flows from operations, and prevent us from implementing our strategy or fulfilling our contractual obligations.

As of January 28, 2024, we had net outstanding a total of $9.7 billion in notes due by 2060. As each series of senior notes matures, unless redeemed or repurchased, we must repay or refinance the notes. If we decide to refinance, we may receive less favorable terms, or we may be unable to refinance at all, which may adversely affect our financial condition. We also have a $575 million commercial paper program.

Maintenance of our current and future indebtedness and contractual restrictions could cause us to dedicate a substantial portion of our cash flows from operations towards debt service obligations and principal repayments; increase our vulnerability to adverse changes in general economic, industry and competitive conditions; limit our flexibility regarding changes in our business and our industry; impair our ability to obtain future financing; and restrict our ability to grant liens on property, enter into certain mergers, dispose of our assets, or materially change our business.

Our ability to comply with the covenants in our indenture may be affected by events beyond our control. If we breach any of the covenants without a waiver from the note holders or lenders, then any outstanding indebtedness may be declared immediately due and payable. Changes to our credit rating may negatively impact the value and liquidity of our securities, restrict our ability to obtain future financing and affect the terms of any such financing.

Delaware law and our certificate of incorporation, bylaws and agreement with Microsoft could delay or prevent a change in control.

The anti-takeover provisions of the Delaware General Corporation Law may discourage, delay, or prevent a change in control. Provisions in our certificate of incorporation and bylaws could make it more difficult for a third party to acquire a majority of our outstanding stock. These provisions include the ability of our Board of Directors to create and issue preferred stock, change the number of directors, and to make, amend or repeal our bylaws without prior shareholder approval; the inability of our shareholders to act by written consent or call special meetings; advance notice requirements for director nominations and shareholder proposals; and a super-majority voting requirement to amend some provisions in our certificate of incorporation and bylaws. Under our agreement with Microsoft for the Xbox, if someone makes an offer to purchase at least 30% of our outstanding common stock, Microsoft may have first and last rights of refusal to purchase the stock. These provisions could delay or prevent a change in control of NVIDIA, discourage proxy contests, and make it more difficult for shareholders to elect directors of their choosing and to cause us to take other corporate actions they desire.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 1C. Cybersecurity

Risk management and strategy

We have in place certain infrastructure, systems, policies, and procedures that are designed to proactively and reactively address circumstances that arise when unexpected events such as a cybersecurity incident occur. These include processes for assessing, identifying, and managing material risks from cybersecurity threats. Our information security management program generally follows processes outlined in frameworks such as the ISO 27001 international standard for Information Security and we evaluate and evolve our security measures as appropriate. We consult with external parties, such as cybersecurity firms and risk management and governance experts, on risk management and strategy.

Identifying, assessing, and managing cybersecurity risk is integrated into our overall risk management systems and processes, and we have in place cybersecurity and data privacy training and policies designed to (a) respond to new requirements in global privacy laws and (b) prevent, detect, respond to, mitigate and recover from identified and significant cybersecurity threats.

We also have a vendor risk assessment process consisting of the distribution and review of supplier questionnaires designed to help us evaluate cybersecurity risks that we may encounter when working with third parties that have access to confidential and other sensitive company information. We take steps designed to ensure that such vendors have implemented data privacy and security controls that help mitigate the cybersecurity risks associated with these vendors. We routinely assess our high-risk suppliers' conformance to industry standards (e.g., ISO 27001, ISO 28001, and C-TPAT), and we evaluate them for additional information, product, and physical security requirements.

Refer to "Item 1A. Risk factors" in this annual report on Form 10-K for additional information about cybersecurity-related risks.

Governance

Information security matters, including managing and assessing risks from cybersecurity threats, remain under the oversight of the Company's Board of Directors, or the Board. The Audit Committee of the Board, or the Audit Committee, also reviews the adequacy and effectiveness of the Company's information security policies and practices and the internal controls regarding information security risks. The Audit Committee receives regular information security updates from management, including our Chief Security Officer and members of our security team. The Board also receives annual reports on information security matters from our Chief Security Officer and members of our security team.

Our security efforts are managed by a team of executive cybersecurity, IT, engineering, operations, and legal professionals. We have established a cross-functional leadership team, consisting of executive-level leaders, that meets regularly to review cybersecurity matters and evaluate emerging threats. With oversight and guidance provided by the cross-functional leadership team, our information security teams refine our practices to address emerging security risks and changes in regulations. Our executive-level leadership team also participates in cybersecurity incident response efforts by engaging with the incident response team and helping direct the company's response to and assessment of certain cybersecurity incidents.

We have designated a Chief Security Officer that reports to our Senior Vice President of Software Engineering to manage our assessment and management of material risks from cybersecurity threats. Our Chief Security Officer's cybersecurity expertise includes over 17 years of combined government and private sector assignments.

Item 2. Properties

Our headquarters is in Santa Clara, California. We own and lease approximately 3 million square feet of office and building space for our corporate headquarters. In addition, we lease data center space in Santa Clara, California. We also own and lease facilities for data centers, research and development, and/or sales and administrative purposes throughout the U.S. and in various international locations, primarily in China, India, Israel, and Taiwan. We believe our existing facilities, both owned and leased, are in good condition and suitable for the conduct of our business. We do not identify or allocate assets by operating segment. For additional information regarding obligations under leases, refer to Note 3 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Annual Report on Form 10-K, which information is hereby incorporated by reference.

Item 3. Legal Proceedings

Please see Note 13 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Annual Report on Form 10-K for a discussion of our legal proceedings.

Item 4. Mine Safety Disclosures

Not applicable.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is traded on the Nasdaq Global Select Market under the symbol NVDA. Public trading of our common stock began on January 22, 1999. Prior to that, there was no public market for our common stock. As of February 16, 2024, we had approximately 382 registered shareholders, not including those shares held in street or nominee name.

Issuer Purchases of Equity Securities

In August 2023, our Board of Directors approved an increase to our share repurchase program of an additional $25.0 billion, without expiration. During fiscal year 2024, we repurchased 21 million shares of our common stock for $9.7 billion. As of January 28, 2024, we were authorized, subject to certain specifications, to repurchase additional shares of our common stock up to $22.5 billion.

The repurchases can be made in the open market, in privately negotiated transactions, pursuant to a Rule 10b5-1 trading plan or in structured share repurchase programs, and can be made in one or more larger repurchases, in compliance with Rule 10b-18 of the Exchange Act, subject to market conditions, applicable legal requirements, and other factors. The program does not obligate NVIDIA to acquire any particular amount of common stock and the program may be suspended at any time at our discretion.

In fiscal year 2024, we paid $395 million in quarterly cash dividends. Our cash dividend program and the payment of future cash dividends under that program are subject to our Board of Directors' continuing determination that the dividend program and the declaration of dividends thereunder are in the best interests of our shareholders.

The following table presents details of our share repurchase transactions during the fourth quarter of fiscal year 2024:

Period	Total Number of Shares Purchased (In millions)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program (In millions)	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Program (In billions)
October 30, 2023 - November 26, 2023	0.9	$ 464.39	0.9	$ 24.8
November 27, 2023 - December 24, 2023	1.1	$ 477.26	1.1	$ 24.3
December 25, 2023 - January 28, 2024	3.3	$ 540.85	3.3	$ 22.5
Total	5.3		5.3	

From January 29, 2024 to February 16, 2024, we repurchased 2.8 million shares for $1.9 billion pursuant to a Rule 10b5-1 trading plan.

Restricted Stock Unit Share Withholding

We withhold common stock shares associated with net share settlements to cover tax withholding obligations upon the vesting of RSU awards under our employee equity incentive program. During fiscal year 2024, we withheld approximately 7 million shares for a total value of $2.8 billion through net share settlements. Refer to Note 4 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Annual Report on Form 10-K for further discussion regarding our equity incentive plans.

Stock Performance Graphs

The following graph compares the cumulative total shareholder return for our common stock, the S&P 500 Index, and the Nasdaq 100 Index for the five years ended January 28, 2024. The graph assumes that $100 was invested on January 27, 2019 in our common stock and in each of the S&P 500 Index and the Nasdaq 100 Index. Our common stock is a component of each of the presented indices. Total return assumes reinvestment of dividends in each of the indices indicated. Total return is based on historical results and is not intended to indicate future performance.



*$100 invested on 1/27/19 in stock and in indices, including reinvestment of dividends.

Source: FactSet financial data and analytics.

	1/27/2019	1/26/2020	1/31/2021	1/30/2022	1/29/2023	1/28/2024
NVIDIA Corporation	$ 100.00	$ 157.02	$ 326.26	$ 574.15	$ 512.40	$ 1,536.28
S&P 500	$ 100.00	$ 126.17	$ 144.83	$ 175.25	$ 163.63	$ 199.83
Nasdaq 100	$ 100.00	$ 136.15	$ 194.20	$ 218.68	$ 185.67	$ 268.13

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with "Item 1A. Risk Factors", our Consolidated Financial Statements and related Notes thereto, as well as other cautionary statements and risks described elsewhere in this Annual Report on Form 10-K, before deciding to purchase, hold or sell shares of our common stock.

Overview

Our Company and Our Businesses

NVIDIA pioneered accelerated computing to help solve the most challenging computational problems. Since our original focus on PC graphics, we have expanded to several other large and important computationally intensive fields. NVIDIA has leveraged its GPU architecture to create platforms for accelerated computing, AI solutions, scientific computing, data science, AV, robotics, metaverse and 3D internet applications.

Our two operating segments are "Compute & Networking" and "Graphics." Refer to Note 17 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Annual Report on Form 10-K for additional information.

Headquartered in Santa Clara, California, NVIDIA was incorporated in California in April 1993 and reincorporated in Delaware in April 1998.

Recent Developments, Future Objectives and Challenges

Demand and Supply, Product Transitions, and New Products and Business Models

Demand for our data center systems and products surged in fiscal year 2024. Entering fiscal year 2025, we are gathering customer demand indications across several product transitions. We have demand visibility for our new data center products ramping later in fiscal year 2025. We have increased our supply and capacity purchases with existing suppliers, added new vendors and entered into prepaid manufacturing and capacity agreements. These increased purchase volumes, the number of suppliers, and the integration of new vendors into our supply chain may create more complexity and execution risk. Our purchase commitments and obligations for inventory and manufacturing capacity at the end of fiscal year 2024 were impacted by shortening lead times for certain components. We may continue to enter into new supplier and capacity arrangements. Supply of Hopper architecture products is improving, and demand remains very strong. We expect our next-generation products to be supply-constrained based upon demand indications. We may incur inventory provisions or impairments if our inventory or supply or capacity commitments exceed demand for our products or demand declines.

We build finished products and maintain inventory in advance of anticipated demand. While we have entered into long-term supply and capacity commitments, we may not be able to secure sufficient commitments for capacity to address our business needs, or our long-term demand expectations may change. These risks may increase as we shorten our product development cycles, enter new lines of business, or integrate new suppliers or components into our supply chain, creating additional supply chain complexity.

Product transitions are complex as we often ship both new and prior architecture products simultaneously and we and our channel partners prepare to ship and support new products. Due to our product introduction cycles, we are almost always in various stages of transitioning the architecture of our Data Center, Professional Visualization, and Gaming products. We will have a broader and faster Data Center product launch cadence to meet a growing and diverse set of AI opportunities. The increased frequency of these transitions may magnify the challenges associated with managing our supply and demand due to manufacturing lead times. Qualification time for new products, customers anticipating product transitions and channel partners reducing channel inventory of prior architectures ahead of new product introductions can create reductions or volatility in our revenue. The increasing frequency and complexity of newly introduced products could result in quality or production issues that could increase inventory provisions, warranty or other costs or result in product delays. Deployment of new products to customers creates additional challenges due to the complexity of our technologies, which has impacted and may in the future impact the timing of customer purchases or otherwise impact our demand. While we have managed prior product transitions and have previously sold multiple product architectures at the same time, these transitions are difficult, may impair our ability to predict demand and impact our supply mix, and we may incur additional costs.

We build technology and introduce products for new and innovative use cases and applications such as our NVIDIA DGX Cloud services, Omniverse platform, LLMs, and generative AI models. Our demand estimates for new use cases, applications, and services can be incorrect and create volatility in our revenue or supply levels, and we may not be able to generate significant revenue from these use cases, applications, and services. Recent technologies, such as generative AI models, have emerged, and while they have driven increased demand for Data Center, the long-term trajectory is unknown.

Global Trade

During the third quarter of fiscal year 2023, the USG, announced licensing requirements that, with certain exceptions, impact exports to China (including Hong Kong and Macau) and Russia of our A100 and H100 integrated circuits, DGX or any other systems or boards which incorporate A100 or H100 integrated circuits.

In July 2023, the USG informed us of an additional licensing requirement for a subset of A100 and H100 products destined to certain customers and other regions, including some countries in the Middle East.

In October 2023, the USG announced new and updated licensing requirements that became effective in our fourth quarter of fiscal year 2024 for exports to China and Country Groups D1, D4, and D5 (including but not limited to Saudi Arabia, the United Arab Emirates, and Vietnam, but excluding Israel) of our products exceeding certain performance thresholds, including A100, A800, H100, H800, L4, L40, L40S and RTX 4090. The licensing requirements also apply to the export of products exceeding certain performance thresholds to a party headquartered in, or with an ultimate parent headquartered in, Country Group D5, including China. On October 23, 2023, the USG informed us the licensing requirements were effective immediately for shipments of our A100, A800, H100, H800, and L40S products. Our sales to China decreased as a percentage of total Data Center revenue from 19% in fiscal year 2023 to 14% in fiscal year 2024.

We have not received licenses to ship these restricted products to China. We are working to expand our Data Center product portfolio to offer new solutions, including those for which the USG does not require a license or advance notice before each shipment. We have started to ship alternatives to the China market in small volumes. China represented a mid-single digit percentage of our Data Center revenue in the fourth quarter of fiscal year 2024 due to USG licensing requirements and we expect China to be in a similar range in the first quarter of fiscal year 2025. To the extent that a customer requires products covered by the licensing requirements, we may seek a license for the customer but have no assurance that the USG will grant such a license, or that the USG will act on the license application in a timely manner or at all.

Our competitive position has been harmed, and our competitive position and future results may be further harmed in the long term, if there are further changes in the USG's export controls. Given the increasing strategic importance of AI and rising geopolitical tensions, the USG has changed and may again change the export control rules at any time and further subject a wider range of our products to export restrictions and licensing requirements, negatively impacting our business and financial results. In the event of such change, we may be unable to sell our inventory of such products and may be unable to develop replacement products not subject to the licensing requirements, effectively excluding us from all or part of the China market, as well as other impacted markets, including the Middle East.

While we work to enhance the resiliency and redundancy of our supply chain, which is currently concentrated in the Asia-Pacific region, new and existing export controls or changes to existing export controls could limit alternative manufacturing locations and negatively impact our business. Refer to "Item 1A. Risk Factors – Risks Related to Regulatory, Legal, Our Stock and Other Matters" for a discussion of this potential impact.

Macroeconomic Factors

Macroeconomic factors, including inflation, increased interest rates, capital market volatility, global supply chain constraints and global economic and geopolitical developments, may have direct and indirect impacts on our results of operations, particularly demand for our products. While difficult to isolate and quantify, these macroeconomic factors can also impact our supply chain and manufacturing costs, employee wages, costs for capital equipment and value of our investments. Our product and solution pricing generally does not fluctuate with short-term changes in our costs. Within our supply chain, we continuously manage product availability and costs with our vendors.

Israel and Hamas Conflict

We are monitoring the impact of the geopolitical conflict in and around Israel on our operations, including the health and safety of our approximately 3,700 employees in the region who primarily support the research and development, operations, and sales and marketing of our networking products. Our operating expenses in fiscal year 2024 include expenses for financial support to impacted employees and charitable activity. We believe our global supply chain for our networking products has not experienced any significant impact. Further, in connection with the conflict, a substantial number of our employees in the region have been called-up for active military duty in Israel. Accordingly, some of our employees in Israel have been absent for an extended period and they or others may continue to be absent, which may cause disruption to our product development or operations. We did not experience any significant impact or expense to our business; however, if the conflict is further extended, it could impact future product development, operations, and revenue or create other uncertainty for our business.

Fiscal Year 2024 Summary

	Year Ended		
	Jan 28, 2024	**Jan 29, 2023**	**Change**
	($ in millions, except per share data)		
Revenue	$ 60,922	$ 26,974	Up 126%
Gross margin	72.7 %	56.9 %	Up 15.8 pts
Operating expenses	$ 11,329	$ 11,132	Up 2%
Operating income	$ 32,972	$ 4,224	Up 681%
Net income	$ 29,760	$ 4,368	Up 581%
Net income per diluted share	$ 11.93	$ 1.74	Up 586%

We specialize in markets where our computing platforms can provide tremendous acceleration for applications. These platforms incorporate processors, interconnects, software, algorithms, systems, and services to deliver unique value. Our platforms address four large markets where our expertise is critical: Data Center, Gaming, Professional Visualization, and Automotive.

Revenue for fiscal year 2024 was $60.9 billion, up 126% from a year ago.

Data Center revenue for fiscal year 2024 was up 217%. Strong demand was driven by enterprise software and consumer internet applications, and multiple industry verticals including automotive, financial services, and healthcare. Customers across industry verticals access NVIDIA AI infrastructure both through the cloud and on-premises. Data Center compute revenue was up 244% in the fiscal year. Networking revenue was up 133% in the fiscal year.

Gaming revenue for fiscal year 2024 was up 15%. The increase reflects higher sell-in to partners following the normalization of channel inventory levels and growing demand.

Professional Visualization revenue for fiscal year 2024 was up 1%.

Automotive revenue for the fiscal year 2024 was up 21%. The increase primarily reflected growth in self-driving platforms.

Gross margin increased in fiscal year 2024, primarily driven by Data Center revenue growth and lower net inventory provisions as a percentage of revenue.

Operating expenses increased for fiscal year 2024, driven by growth in employees and compensation increases. Fiscal year 2023 also included a $1.4 billion acquisition termination charge related to the proposed Arm transaction.

Market Platform Highlights

Data Center revenue for fiscal year 2024 was $47.5 billion, up 217% from fiscal year 2023. In Data Center, we launched AI inference platforms that combine our full-stack inference software with NVIDIA Ada, NVIDIA Hopper and NVIDIA Grace Hopper processors optimized for generative AI, LLMs and other AI workloads. We introduced NVIDIA DGX Cloud and AI Foundations to help businesses create and operate custom large language models and generative AI models. As AV algorithms move to video transformers, and more cars are equipped with cameras, we expect NVIDIA's automotive data center processing demand to grow significantly. We estimate that in fiscal year 2024, approximately 40% of Data Center revenue was for AI inference. In the fourth quarter of fiscal year 2024, large cloud providers represented more than half of our Data Center revenue, supporting both internal workloads and external customers. We announced NVIDIA Spectrum-X, an accelerated networking platform for AI.

Gaming revenue for fiscal year 2024 was $10.4 billion, up 15% from fiscal year 2023. In Gaming, we launched the GeForce RTX 4060 and 4070 GPUs based on the NVIDIA Ada Lovelace architecture. We announced NVIDIA Avatar Cloud Engine for Games, a custom AI model foundry service using AI-powered natural language interactions to transform games and launched DLSS 3.5 Ray Reconstruction. Additionally, we released TensorRT-LLM for Windows and launched GeForce RTX 40-Series SUPER GPUs. Gaming reached a milestone of 500 AI-powered RTX games and applications utilizing NVIDIA DLSS, ray tracing and other NVIDIA RTX technologies.

Professional Visualization revenue for fiscal year 2024 was $1.6 billion, up 1% from fiscal year 2023. In Professional Visualization, we announced new GPUs based on the NVIDIA RTX Ada Lovelace architecture, and announced NVIDIA Omniverse Cloud, a fully managed service running in Microsoft Azure, for the development and deployment of industrial metaverse applications.

Automotive revenue for fiscal year 2024 was $1.1 billion, up 21% from fiscal year 2023. In Automotive, we announced a partnership with MediaTek, which will develop mainstream automotive systems on chips for global OEMs integrating a new NVIDIA GPU chiplet IP for AI and graphics. We furthered our collaboration with Foxconn to develop next-generation electric vehicles, and announced further adoption of NVIDIA DRIVE platform with BYD, XPENG, GWM, Li Auto, ZEEKR and Xiaomi.

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, cost of revenue, expenses and related disclosure of contingencies. Critical accounting estimates are those estimates that involve a significant level of estimation uncertainty and could have a material impact on our financial condition or results of operations. We have critical accounting estimates in the areas of inventories, revenue recognition, and income taxes. Refer to Note 1 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Annual Report on Form 10-K for a summary of significant accounting policies.

Inventories

We charge cost of sales for inventory provisions to write-down our inventory to the lower of cost or net realizable value or for obsolete or excess inventory, and for excess product purchase commitments. Most of our inventory provisions relate to excess quantities of products or components, based on our inventory levels and future product purchase commitments compared to assumptions about future demand and market conditions, which requires management judgment.

Situations that may result in excess or obsolete inventory or excess product purchase commitments include changes in business and economic conditions, changes in market conditions, sudden and significant decreases in demand for our products, inventory obsolescence because of changing technology and customer requirements, new product introductions resulting in less demand for existing products or inconsistent spikes in demand, failure to estimate customer demand properly, ordering in advance of historical lead-times, government regulations and the impact of changes in future demand, or increase in demand for competitive products, including competitive actions. Cancellation or deferral of customer purchase orders could result in our holding excess inventory.

The net effect on our gross margin from inventory provisions and sales of items previously written down was an unfavorable impact of 2.7% in fiscal year 2024 and 7.5% in fiscal year 2023. Our inventory and capacity purchase commitments are based on forecasts of future customer demand. We account for our third-party manufacturers' lead times and constraints. Our manufacturing lead times can be and have been long, and in some cases, extended beyond twelve months for some products. We may place non-cancellable inventory orders for certain product components in advance of our historical lead times, pay premiums and provide deposits to secure future supply and capacity. We also adjust to other market factors, such as product offerings and pricing actions by our competitors, new product transitions, and macroeconomic conditions - all of which may impact demand for our products.

Refer to the Gross Profit and Gross Margin discussion below in this Management's Discussion and Analysis for further discussion.

Income Taxes

We are subject to income taxes in the U.S. and foreign jurisdictions. Our calculation of deferred tax assets and liabilities is based on certain estimates and judgments and involves dealing with uncertainties in the application of complex tax laws. Our estimates of deferred tax assets and liabilities may change based, in part, on added certainty or finality to an anticipated outcome, changes in accounting standards or tax laws in the U.S. or foreign jurisdictions where we operate, or changes in other facts or circumstances. In addition, we recognize liabilities for potential U.S. and foreign income tax contingencies based on our estimate of whether, and the extent to which, additional taxes may be due. If we determine that payment of these amounts is unnecessary or if the recorded tax liability is less than our current assessment, we may be required to recognize an income tax benefit or additional income tax expense in our financial statements accordingly.

As of the end of fiscal years 2024 and 2023, we had a valuation allowance of $1.6 billion and $1.5 billion, respectively, related to capital loss carryforwards, and certain state and other deferred tax assets that management determined are not likely to be realized due, in part, to jurisdictional projections of future taxable income, including capital gains. To the extent realization of the deferred tax assets becomes more-likely-than-not, we would recognize such deferred tax assets as income tax benefits during the period.

We recognize the benefit from a tax position only if it is more-likely-than-not that the position would be sustained upon audit based solely on the technical merits of the tax position. Our policy is to include interest and penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

Revenue Allowances

For products sold with a right of return, we record a reduction to revenue by establishing a sales return allowance for estimated product returns at the time revenue is recognized, based primarily on historical return rates. However, if product returns for a fiscal period are anticipated to exceed historical return rates, we may determine that additional sales return allowances are required to reflect our estimated exposure for product returns. Return rights for certain stocking distributors for specific products are contractually limited based on a percentage of prior quarter shipments. For shipments to other customers, we do not allow returns, although we may approve returns for credit or refund based on applicable facts and circumstances.

We account for customer programs, which involve rebates and marketing development funds, as a reduction in revenue and accrue for such programs based on the amount we expect to be claimed by customers. Certain customer programs include distributor price incentives or other channel programs for specific products and customer classes which require judgement as to whether the applicable incentives will be attained. Estimates for customer program accruals include a combination of historical attainment and claim rates and may be adjusted based on relevant internal and external factors.

License and Development Arrangements

Revenue from License and Development Arrangements is recognized over the period in which the development services are performed. Each fiscal reporting period, we measure progress to completion based on actual cost incurred to date as a percentage of the estimated total cost required to complete each project. Estimated total cost for each project includes a forecast of internal engineer personnel time expected to be incurred and other third-party costs as applicable.

Contracts with Multiple Performance Obligations

Our contracts may contain more than one performance obligation. Judgement is required in determining whether each performance obligation within a customer contract is distinct. Except for License and Development Arrangements, NVIDIA products and services function on a standalone basis and do not require a significant amount of integration or interdependency. Therefore, multiple performance obligations contained within a customer contract are considered distinct and are not combined for revenue recognition purposes.

We allocate the total transaction price to each distinct performance obligation in a multiple performance obligations arrangement on a relative standalone selling price basis. In certain cases, we can establish standalone selling price based on directly observable prices of products or services sold separately in comparable circumstances to similar customers. If standalone selling price is not directly observable, such as when we do not sell a product or service separately, we determine standalone selling price based on market data and other observable inputs.

Change in Accounting Estimate

In February 2023, we assessed the useful lives of our property, plant, and equipment. Based on advances in technology and usage rate, we increased the estimated useful life of a majority of the server, storage, and network equipment from three years to a range of four to five years, and assembly and test equipment from five years to seven years. The estimated effect of this change for fiscal year 2024 was a benefit of $33 million and $102 million for cost of revenue and operating expenses, respectively, which resulted in an increase in operating income of $135 million and net income of $114 million after tax, or $0.05 per both basic and diluted share.

Results of Operations

A discussion regarding our financial condition and results of operations for fiscal year 2024 compared to fiscal year 2023 is presented below. A discussion regarding our financial condition and results of operations for fiscal year 2023 compared to fiscal year 2022 can be found under Item 7 in our Annual Report on Form 10-K for the fiscal year ended January 29, 2023, filed with the SEC on February 24, 2023, which is available free of charge on the SEC's website at http://www.sec.gov and at our investor relations website, http://investor.nvidia.com.

The following table sets forth, for the periods indicated, certain items in our Consolidated Statements of Income expressed as a percentage of revenue.

	Year Ended	
	Jan 28, 2024	Jan 29, 2023
Revenue	100.0 %	100.0 %
Cost of revenue	27.3	43.1
Gross profit	72.7	56.9
Operating expenses		
Research and development	14.2	27.2
Sales, general and administrative	4.4	9.1
Acquisition termination cost	—	5.0
Total operating expenses	18.6	41.3
Operating income	54.1	15.6
Interest income	1.4	1.0
Interest expense	(0.4)	(1.0)
Other, net	0.4	(0.1)
Other income (expense), net	1.4	(0.1)
Income before income tax	55.5	15.5
Income tax expense (benefit)	6.6	(0.7)
Net income	48.9 %	16.2 %

Reportable Segments

Revenue by Reportable Segments

	Year Ended			
	Jan 28, 2024	Jan 29, 2023	$ Change	% Change
	($ in millions)			
Compute & Networking	$ 47,405	$ 15,068	$ 32,337	215 %
Graphics	13,517	11,906	1,611	14 %
Total	$ 60,922	$ 26,974	$ 33,948	126 %

Operating Income by Reportable Segments

	Year Ended			
	Jan 28, 2024	Jan 29, 2023	$ Change	% Change
	($ in millions)			
Compute & Networking	$ 32,016	$ 5,083	$ 26,933	530 %
Graphics	5,846	4,552	1,294	28 %
All Other	(4,890)	(5,411)	521	(10)%
Total	$ 32,972	$ 4,224	$ 28,748	681 %

Compute & Networking revenue – The year-on-year increase was due to higher Data Center revenue. Compute grew 266% due to higher shipments of the NVIDIA Hopper GPU computing platform for the training and inference of LLMs, recommendation engines and generative AI applications. Networking was up 133% due to higher shipments of InfiniBand.

Graphics revenue – The year-on-year increase was led by growth in Gaming of 15% driven by higher sell-in to partners following the normalization of channel inventory levels.

Reportable segment operating income – The year-on-year increase in Compute & Networking and Graphics operating income was driven by higher revenue.

All Other operating loss - The year-on-year decrease was due to the $1.4 billion Arm acquisition termination cost in fiscal year 2023, partially offset by a $839 million increase in stock-based compensation expense in fiscal year 2024.

Concentration of Revenue

Revenue by geographic region is designated based on the billing location even if the revenue may be attributable to end customers, such as enterprises and gamers in a different location. Revenue from sales to customers outside of the United States accounted for 56% and 69% of total revenue for fiscal years 2024 and 2023, respectively.

Our direct and indirect customers include public cloud, consumer internet companies, enterprises, startups, public sector entities, OEMs, ODMs, system integrators, AIB, and distributors.

Sales to one customer, Customer A, represented 13% of total revenue for fiscal year 2024, which was attributable to the Compute & Networking segment.

One indirect customer which primarily purchases our products through system integrators and distributors, including through Customer A, is estimated to have represented approximately 19% of total revenue for fiscal year 2024, attributable to the Compute & Networking segment.

Our estimated Compute & Networking demand is expected to remain concentrated.

There were no customers with 10% or more of total revenue for fiscal years 2023 and 2022.

Gross Profit and Gross Margin

Gross profit consists of total revenue, net of allowances, less cost of revenue. Cost of revenue consists primarily of the cost of semiconductors, including wafer fabrication, assembly, testing and packaging, board and device costs, manufacturing support costs, including labor and overhead associated with such purchases, final test yield fallout, inventory and warranty provisions, memory and component costs, tariffs, and shipping costs. Cost of revenue also includes acquisition-related costs, development costs for license and service arrangements, IP-related costs, and stock-based compensation related to personnel associated with manufacturing operations.

Our overall gross margin increased to 72.7% in fiscal year 2024 from 56.9% in fiscal year 2023. The year over year increase was primarily due to strong Data Center revenue growth of 217% and lower net inventory provisions as a percentage of revenue.

Provisions for inventory and excess inventory purchase obligations totaled $2.2 billion for both fiscal years 2024 and 2023. Sales of previously reserved inventory or settlements of excess inventory purchase obligations resulted in a provision release of $540 million and $137 million for fiscal years 2024 and 2023, respectively. The net effect on our gross margin was an unfavorable impact of 2.7% and 7.5% in fiscal years 2024 and 2023, respectively.

Operating Expenses

	Year Ended			
	Jan 28, 2024	Jan 29, 2023	$ Change	% Change
	($ in millions)			
Research and development expenses	$ 8,675	$ 7,339	$ 1,336	18 %
% of net revenue	*14.2 %*	*27.2 %*		
Sales, general and administrative expenses	2,654	2,440	214	9 %
% of net revenue	*4.4 %*	*9.1 %*		
Acquisition termination cost	—	1,353	(1,353)	(100)%
% of net revenue	*— %*	*5.0 %*		
Total operating expenses	$ 11,329	$ 11,132	$ 197	2 %
% of net revenue	*18.6 %*	*41.3 %*		

The increase in research and development expenses and sales, general and administrative expenses for fiscal year 2024 was primarily driven by compensation and benefits, including stock-based compensation, reflecting employee growth and compensation increases.

Acquisition Termination Cost

We recorded an acquisition termination cost related to the Arm transaction of $1.4 billion in fiscal year 2023 reflecting the write-off of the prepayment provided at signing.

Other Income (Expense), Net

	Year Ended		
	Jan 28, 2024	Jan 29, 2023	$ Change
	($ in millions)		
Interest income	$ 866	$ 267	$ 599
Interest expense	(257)	(262)	5
Other, net	237	(48)	285
Other income (expense), net	$ 846	$ (43)	$ 889

Interest income consists of interest earned on cash, cash equivalents and marketable securities. The increase in interest income was due to higher yields on higher cash balances.

Interest expense is comprised of coupon interest and debt discount amortization related to our notes.

Other, net, consists of realized or unrealized gains and losses from investments in non-affiliated entities and the impact of changes in foreign currency rates. Change in Other, net, compared to fiscal year 2023 was driven by changes in value from our non-affiliated investments. Refer to Note 9 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Annual Report on Form 10-K for additional information regarding our investments in non-affiliated entities.

Income Taxes

We recognized income tax expense of $4.1 billion for fiscal year 2024 and income tax benefit of $187 million for fiscal year 2023. Income tax as a percentage of income before income tax was an expense of 12.0% for fiscal year 2024 and a benefit of 4.5% for fiscal year 2023.

During the third quarter of fiscal year 2024, the Internal Revenue Service, or IRS, audit of our federal income tax returns for fiscal years 2018 and 2019 was resolved. We recognized a non-cash net benefit of $145 million, related to this IRS audit resolution, for effectively settled positions. This benefit consists of a reduction in unrecognized tax benefits of $236 million and related accrued interest of $17 million, net of federal benefit, partially offset by additional cash tax payments and reductions in tax attribute carryforwards of $108 million.

The effective tax rate increased due to a decreased impact of tax benefits from the FDII deduction, stock-based compensation, and the U.S. federal research tax credit, relative to the increase in income before income tax. The increase in the effective tax rate was partially offset by a benefit due to the IRS audit resolution.

Our effective tax rates for fiscal years 2024 and 2023 were lower than the U.S. federal statutory rate of 21% due primarily to tax benefits from the FDII deduction, stock-based compensation and the U.S. federal research tax credit. Our effective tax rate for fiscal year 2024 was additionally benefited by the IRS audit resolution.

The OECD has announced an Inclusive Framework on Base Erosion and Profit Shifting including Pillar Two Model Rules for a new 15% global minimum tax applicable to large multinational corporations. Certain jurisdictions, including European Union member states and the United Kingdom, have enacted Pillar Two legislation that will start to become effective for our fiscal year 2025. The OECD, and its member countries, continue to release new guidance and legislation on Pillar Two and we continue to evaluate the impact on our financial position of the global implementation of these rules. Based on enacted laws, Pillar Two is not expected to materially impact our effective tax rate or cash flows in the next fiscal year. New legislation or guidance could change our current assessment.

Refer to Note 14 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Annual Report on Form 10-K for additional information.

Liquidity and Capital Resources

	Jan 28, 2024	Jan 29, 2023
	(In millions)	
Cash and cash equivalents	$ 7,280	$ 3,389
Marketable securities	18,704	9,907
Cash, cash equivalents, and marketable securities	$ 25,984	$ 13,296

	Year Ended	
	Jan 28, 2024	Jan 29, 2023
	(In millions)	
Net cash provided by operating activities	$ 28,090	$ 5,641
Net cash provided by (used in) investing activities	$ (10,566)	$ 7,375
Net cash used in financing activities	$ (13,633)	$ (11,617)

Our investment policy requires the purchase of highly rated fixed income securities, the diversification of investment types and credit exposures, and certain maturity limits on our portfolio.

Cash provided by operating activities increased in fiscal year 2024 compared to fiscal year 2023, due to growth in revenue. Accounts receivable balance in fiscal year 2024 reflected $557 million from customer payments received ahead of the invoice due date.

Cash provided by investing activities decreased in fiscal year 2024 compared to fiscal year 2023, primarily driven by lower marketable securities maturities and higher purchases of marketable securities.

Cash used in financing activities increased in fiscal year 2024 compared to fiscal year 2023, due to a debt repayment and higher tax payments related to RSUs, partially offset by lower share repurchases.

Liquidity

Our primary sources of liquidity are our cash, cash equivalents, and marketable securities, and the cash generated by our operations. At the end of fiscal year 2024, we had $26.0 billion in cash, cash equivalents and marketable securities. We believe that we have sufficient liquidity to meet our operating requirements for at least the next twelve months, and for the foreseeable future, including our future supply obligations and $1.3 billion of debt repayment due in fiscal year 2025 and share purchases. We continuously evaluate our liquidity and capital resources, including our access to external capital, to ensure we can finance future capital requirements.

Our marketable securities consist of debt securities issued by the U.S. government and its agencies, highly rated corporations and financial institutions, and foreign government entities, as well as certificates of deposit issued by highly rated financial institutions. These marketable securities are primarily denominated in U.S. dollars. Refer to Note 8 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Annual Report on Form 10-K for additional information.

During fiscal year 2025, we expect to use our existing cash, cash equivalents, and marketable securities, and the cash generated by our operations to fund our capital investments of approximately $3.5 billion to $4.0 billion related to property and equipment.

Except for approximately $1.4 billion of cash, cash equivalents, and marketable securities held outside the U.S. for which we have not accrued any related foreign or state taxes if we repatriate these amounts to the U.S., substantially all of our cash, cash equivalents and marketable securities held outside of the U.S. at the end of fiscal year 2024 are available for use in the U.S. without incurring additional U.S. federal income taxes.

Capital Return to Shareholders

During fiscal year 2024, we paid $395 million in quarterly cash dividends.

Our cash dividend program and the payment of future cash dividends under that program are subject to our Board of Directors' continuing determination that the dividend program and the declaration of dividends thereunder are in the best interests of our shareholders.

In August 2023, our Board of Directors approved an increase to our share repurchase program of an additional $25.0 billion, without expiration. During fiscal year 2024, we repurchased 21 million shares of our common stock for $9.7 billion. As of January 28, 2024, we were authorized, subject to certain specifications, to repurchase additional shares of our common stock up to $22.5 billion. From January 29, 2024 through February 16, 2024, we repurchased 2.8 million shares for $1.9 billion pursuant to a Rule 10b5-1 trading plan. Our share repurchase program aims to offset dilution from shares issued to employees. We may pursue additional share repurchases as we weigh market factors and other investment opportunities. We plan to continue share repurchases this fiscal year.

The U.S. Inflation Reduction Act of 2022 requires a 1% excise tax on certain share repurchases in excess of shares issued for employee compensation made after December 31, 2022 which was not material for fiscal year 2024.

Outstanding Indebtedness and Commercial Paper Program

Our aggregate debt maturities as of January 28, 2024, by year payable, are as follows:

	Jan 28, 2024
	(In millions)
Due in one year	$ 1,250
Due in one to five years	2,250
Due in five to ten years	2,750
Due in greater than ten years	3,500
Unamortized debt discount and issuance costs	(41)
Net carrying amount	9,709
Less short-term portion	(1,250)
Total long-term portion	$ 8,459

We have a $575 million commercial paper program to support general corporate purposes. As of the end of fiscal year 2024, we had no commercial paper outstanding.

Refer to Note 12 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Annual Report on Form 10-K for further discussion.

Material Cash Requirements and Other Obligations

For a description of our long-term debt, purchase obligations, and operating lease obligations, refer to Note 12, Note 13, and Note 3 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Annual Report on Form 10-K, respectively.

We have unrecognized tax benefits of $1.3 billion, which includes related interest and penalties of $140 million, recorded in non-current income tax payable at the end of fiscal year 2024. We are unable to estimate the timing of any potential tax liability, interest payments, or penalties in individual years due to uncertainties in the underlying income tax positions and the timing of the effective settlement of such tax positions. Refer to Note 14 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Annual Report on Form 10-K for further information.

Climate Change

To date, there has been no material impact to our results of operations associated with global sustainability regulations, compliance, costs from sourcing renewable energy or climate-related business trends.

Adoption of New and Recently Issued Accounting Pronouncements

Refer to Note 1 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Annual Report on Form 10-K for a discussion of adoption of new and recently issued accounting pronouncements.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Investment and Interest Rate Risk

We are exposed to interest rate risk related to our fixed-rate investment portfolio and outstanding debt. The investment portfolio is managed consistent with our overall liquidity strategy in support of both working capital needs and growth of our businesses.

As of the end of fiscal year 2024, we performed a sensitivity analysis on our investment portfolio. According to our analysis, parallel shifts in the yield curve of plus or minus 0.5% would result in a change in fair value for these investments of $93 million.

As of the end of fiscal year 2024, we had $9.7 billion of senior Notes net outstanding. We carry the Notes at face value less unamortized discount on our Consolidated Balance Sheets. As the Notes bear interest at a fixed rate, we have no financial statement risk associated with changes in interest rates. Refer to Note 12 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Annual Report on Form 10-K for additional information.

Foreign Exchange Rate Risk

We consider our direct exposure to foreign exchange rate fluctuations to be minimal as our sales are in United States dollars and foreign currency forward contracts are used to offset movements of foreign currency exchange rate movements. Gains or losses from foreign currency remeasurement are included in other income or expenses. The impact of foreign currency transaction gain or loss included in determining net income was not significant for fiscal years 2024 and 2023.

Sales and arrangements with third-party manufacturers provide for pricing and payment in United States dollars, and, therefore, are not subject to exchange rate fluctuations. Increases in the value of the United States' dollar relative to other currencies would make our products more expensive, which could negatively impact our ability to compete. Conversely, decreases in the value of the United States' dollar relative to other currencies could result in our suppliers raising their manufacturing costs.

If the U.S. dollar strengthened by 10% as of January 28, 2024 and January 29, 2023, the amount recorded in accumulated other comprehensive income (loss) related to our foreign exchange contracts before tax effect would have been $116 million and $112 million lower, respectively. Change in value recorded in accumulated other comprehensive income (loss) would be expected to offset a corresponding change in hedged forecasted foreign currency expenses when recognized.

If an adverse 10% foreign exchange rate change was applied to our balance sheet hedging contracts, it would have resulted in an adverse impact on income before taxes of $60 million and $36 million as of January 28, 2024 and January 29, 2023, respectively. These changes in fair values would be offset in other income (expense), net by corresponding change in fair values of the foreign currency denominated monetary assets and liabilities, assuming the hedge contracts fully cover the foreign currency denominated monetary assets and liabilities balances.

Refer to Note 11 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Annual Report on Form 10-K for additional information.

Item 8. Financial Statements and Supplementary Data

The information required by this Item is set forth in our Consolidated Financial Statements and Notes thereto included in this Annual Report on Form 10-K.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Controls and Procedures

Disclosure Controls and Procedures

Based on their evaluation as of January 28, 2024, our management, including our Chief Executive Officer and Chief Financial Officer, has concluded that our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) were effective to provide reasonable assurance.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of January 28, 2024 based on the criteria set forth in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the criteria set forth in *Internal Control — Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of January 28, 2024.

The effectiveness of our internal control over financial reporting as of January 28, 2024 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in its report which is included herein.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the quarter ended January 28, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. In fiscal year 2022, we began an upgrade of our enterprise resource planning, or ERP, system, which will update much of our existing core financial systems. The ERP system is designed to accurately maintain our financial records used to report operating results. The upgrade will occur in phases. We will continue to evaluate each quarter whether there are changes that materially affect our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal controls, will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within NVIDIA have been detected.

Item 9B. Other Information

On December 18, 2023, John O. Dabiri, a member of our Board of Directors, adopted a trading arrangement that is intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) for the sale through December 2, 2024 of an estimated 553 shares of our common stock, assuming our closing stock price as of January 26, 2024. The number of shares is based on an estimate because the plan specifies a formulaic dollar amount of shares to be sold.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable.

Part III

Certain information required by Part III is omitted from this report because we will file with the SEC a definitive proxy statement pursuant to Regulation 14A, or the 2024 Proxy Statement, no later than 120 days after the end of fiscal year 2024, and certain information included therein is incorporated herein by reference.

Item 10. Directors, Executive Officers and Corporate Governance

Identification of Directors

Information regarding directors required by this item will be contained in our 2024 Proxy Statement under the caption "Proposal 1 - Election of Directors," and is hereby incorporated by reference.

Identification of Executive Officers

Reference is made to the information regarding executive officers appearing under the heading "Information About Our Executive Officers" in Part I of this Annual Report on Form 10-K, which information is hereby incorporated by reference.

Identification of Audit Committee and Financial Experts

Information regarding our Audit Committee required by this item will be contained in our 2024 Proxy Statement under the captions "Report of the Audit Committee of the Board of Directors" and "Information About the Board of Directors and Corporate Governance," and is hereby incorporated by reference.

Material Changes to Procedures for Recommending Directors

Information regarding procedures for recommending directors required by this item will be contained in our 2024 Proxy Statement under the caption "Information About the Board of Directors and Corporate Governance," and is hereby incorporated by reference.

Delinquent Section 16(a) Reports

Information regarding compliance with Section 16(a) of the Exchange Act required by this item will be contained in our 2024 Proxy Statement under the caption "Delinquent Section 16(a) Reports," and is hereby incorporated by reference.

Code of Conduct

Information regarding our Code of Conduct required by this item will be contained in our 2024 Proxy Statement under the caption "Information About the Board of Directors and Corporate Governance - Code of Conduct," and is hereby incorporated by reference. The full text of our Code of Conduct and Financial Team Code of Conduct are published on the Investor Relations portion of our website, under Governance, at www.nvidia.com. If we make any amendments to either code, or grant any waiver from a provision of either code to any executive officer or director, we will promptly disclose the nature of the amendment or waiver on our website or in a report on Form 8-K. The contents of our website are not a part of this Annual Report on Form 10-K.

Item 11. Executive Compensation

Information regarding our executive compensation required by this item will be contained in our 2024 Proxy Statement under the captions "Executive Compensation", "Compensation Committee Interlocks and Insider Participation", "Director Compensation" and "Compensation Committee Report," and is hereby incorporated by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Ownership of NVIDIA Securities

Information regarding ownership of NVIDIA securities required by this item will be contained in our 2024 Proxy Statement under the caption "Security Ownership of Certain Beneficial Owners and Management," and is hereby incorporated by reference.

Equity Compensation Plan Information

Information regarding our equity compensation plans required by this item will be contained in our 2024 Proxy Statement under the caption "Equity Compensation Plan Information," and is hereby incorporated by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information regarding related transactions and director independence required by this item will be contained in our 2024 Proxy Statement under the captions "Review of Transactions with Related Persons" and "Information About the Board of Directors and Corporate Governance - Independence of the Members of the Board of Directors," and is hereby incorporated by reference.

Item 14. Principal Accountant Fees and Services

Information regarding accounting fees and services required by this item will be contained in our 2024 Proxy Statement under the caption "Fees Billed by the Independent Registered Public Accounting Firm," and is hereby incorporated by reference.

Part IV

Item 15. Exhibit and Financial Statement Schedules

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of NVIDIA Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of NVIDIA Corporation and its subsidiaries (the "Company") as of January 28, 2024 and January 29, 2023, and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended January 28, 2024, including the related notes and financial statement schedule listed in the index appearing under Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of January 28, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of January 28, 2024 and January 29, 2023, and the results of its operations and its cash flows for each of the three years in the period ended January 28, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 28, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of Inventories - Provisions for Excess or Obsolete Inventories and Excess Product Purchase Commitments

As described in Notes 1, 10 and 13 to the consolidated financial statements, the Company charges cost of sales for inventory provisions to write-down inventory for excess or obsolete inventory and for excess product purchase commitments. Most of the Company's inventory provisions relate to excess quantities of products, based on the Company's inventory levels and future product purchase commitments compared to assumptions about future demand and market conditions. As of January 28, 2024, the Company's consolidated inventories balance was $5.3 billion and the Company's consolidated outstanding inventory purchase and long-term supply and capacity obligations balance was $16.1 billion, of which a significant portion relates to inventory purchase obligations.

The principal considerations for our determination that performing procedures relating to the valuation of inventories, specifically the provisions for excess or obsolete inventories and excess product purchase commitments, is a critical audit matter are the significant judgment by management when developing provisions for excess or obsolete inventories and excess product purchase commitments, including developing assumptions related to future demand and market conditions. This in turn led to significant auditor judgment, subjectivity, and effort in performing procedures and evaluating management's assumptions related to future demand and market conditions.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's provisions for excess or obsolete inventories and excess product purchase commitments, including controls over management's assumptions related to future demand and market conditions. These procedures also included, among others, testing management's process for developing the provisions for excess or obsolete inventories and excess product purchase commitments; evaluating the appropriateness of management's approach; testing the completeness and accuracy of underlying data used in the approach; and evaluating the reasonableness of management's assumptions related to future demand and market conditions. Evaluating management's assumptions related to future demand and market conditions involved evaluating whether the assumptions used by management were reasonable considering (i) current and past results, including historical product life cycle, (ii) the consistency with external market and industry data, and (iii) changes in technology.

/s/ PricewaterhouseCoopers LLP
San Jose, California
February 21, 2024

We have served as the Company's auditor since 2004.

NVIDIA Corporation and Subsidiaries
Consolidated Statements of Income
(In millions, except per share data)

	Year Ended		
	Jan 28, 2024	Jan 29, 2023	Jan 30, 2022
Revenue	$ 60,922	$ 26,974	$ 26,914
Cost of revenue	16,621	11,618	9,439
Gross profit	44,301	15,356	17,475
Operating expenses			
Research and development	8,675	7,339	5,268
Sales, general and administrative	2,654	2,440	2,166
Acquisition termination cost	—	1,353	—
Total operating expenses	11,329	11,132	7,434
Operating income	32,972	4,224	10,041
Interest income	866	267	29
Interest expense	(257)	(262)	(236)
Other, net	237	(48)	107
Other income (expense), net	846	(43)	(100)
Income before income tax	33,818	4,181	9,941
Income tax expense (benefit)	4,058	(187)	189
Net income	$ 29,760	$ 4,368	$ 9,752
Net income per share:			
Basic	$ 12.05	$ 1.76	$ 3.91
Diluted	$ 11.93	$ 1.74	$ 3.85
Weighted average shares used in per share computation:			
Basic	2,469	2,487	2,496
Diluted	2,494	2,507	2,535

See accompanying notes to the consolidated financial statements.

NVIDIA Corporation and Subsidiaries
Consolidated Statements of Comprehensive Income
(In millions)

	Year Ended		
	Jan 28, 2024	Jan 29, 2023	Jan 30, 2022
Net income	$ 29,760	$ 4,368	$ 9,752
Other comprehensive income (loss), net of tax			
Available-for-sale securities:			
Net change in unrealized gain (loss)	80	(31)	(16)
Reclassification adjustments for net realized gain included in net income	—	1	—
Net change in unrealized gain (loss)	80	(30)	(16)
Cash flow hedges:			
Net change in unrealized gain (loss)	38	47	(43)
Reclassification adjustments for net realized gain (loss) included in net income	(48)	(49)	29
Net change in unrealized loss	(10)	(2)	(14)
Other comprehensive income (loss), net of tax	70	(32)	(30)
Total comprehensive income	$ 29,830	$ 4,336	$ 9,722

See accompanying notes to the consolidated financial statements.

NVIDIA Corporation and Subsidiaries
Consolidated Balance Sheets
(In millions, except par value)

	Jan 28, 2024	Jan 29, 2023
Assets		
Current assets:		
Cash and cash equivalents	$ 7,280	$ 3,389
Marketable securities	18,704	9,907
Accounts receivable, net	9,999	3,827
Inventories	5,282	5,159
Prepaid expenses and other current assets	3,080	791
Total current assets	44,345	23,073
Property and equipment, net	3,914	3,807
Operating lease assets	1,346	1,038
Goodwill	4,430	4,372
Intangible assets, net	1,112	1,676
Deferred income tax assets	6,081	3,396
Other assets	4,500	3,820
Total assets	$ 65,728	$ 41,182
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 2,699	$ 1,193
Accrued and other current liabilities	6,682	4,120
Short-term debt	1,250	1,250
Total current liabilities	10,631	6,563
Long-term debt	8,459	9,703
Long-term operating lease liabilities	1,119	902
Other long-term liabilities	2,541	1,913
Total liabilities	22,750	19,081
Commitments and contingencies - see Note 13		
Shareholders' equity:		
Preferred stock, $0.001 par value; 2 shares authorized; none issued	—	—
Common stock, $0.001 par value; 8,000 shares authorized; 2,464 shares issued and outstanding as of January 28, 2024; 2,466 shares issued and outstanding as of January 29, 2023	2	2
Additional paid-in capital	13,132	11,971
Accumulated other comprehensive income (loss)	27	(43)
Retained earnings	29,817	10,171
Total shareholders' equity	42,978	22,101
Total liabilities and shareholders' equity	$ 65,728	$ 41,182

See accompanying notes to the consolidated financial statements.

NVIDIA Corporation and Subsidiaries
Consolidated Statements of Shareholders' Equity

(In millions, except per share data)	Common Stock Outstanding Shares	Amount	Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Shareholders' Equity
Balances, Jan 31, 2021	2,479	$ 3	$ 8,719	$ (10,756)	$ 19	$ 18,908	$ 16,893
Net income	—	—	—	—	—	9,752	9,752
Other comprehensive loss	—	—	—	—	(30)	—	(30)
Issuance of common stock from stock plans	35	—	281	—	—	—	281
Tax withholding related to vesting of restricted stock units	(8)	—	(614)	(1,290)	—	—	(1,904)
Cash dividends declared and paid ($0.16 per common share)	—	—	—	—	—	(399)	(399)
Fair value of partially vested equity awards assumed in connection with acquisitions	—	—	18	—	—	—	18
Stock-based compensation	—	—	2,001	—	—	—	2,001
Retirement of Treasury Stock	—	—	(20)	12,046	—	(12,026)	—
Balances, Jan 30, 2022	2,506	3	10,385	—	(11)	16,235	26,612
Net income	—	—	—	—	—	4,368	4,368
Other comprehensive loss	—	—	—	—	(32)	—	(32)
Issuance of common stock from stock plans	31	—	355	—	—	—	355
Tax withholding related to vesting of restricted stock units	(8)	—	(1,475)	—	—	—	(1,475)
Shares repurchased	(63)	(1)	(4)	—	—	(10,034)	(10,039)
Cash dividends declared and paid ($0.16 per common share)	—	—	—	—	—	(398)	(398)
Stock-based compensation	—	—	2,710	—	—	—	2,710
Balances, Jan 29, 2023	2,466	2	11,971	—	(43)	10,171	22,101
Net income	—	—	—	—	—	29,760	29,760
Other comprehensive income	—	—	—	—	70	—	70
Issuance of common stock from stock plans	26	—	403	—	—	—	403
Tax withholding related to vesting of restricted stock units	(7)	—	(2,783)	—	—	—	(2,783)
Shares repurchased	(21)	—	(27)	—	—	(9,719)	(9,746)
Cash dividends declared and paid ($0.16 per common share)	—	—	—	—	—	(395)	(395)
Stock-based compensation	—	—	3,568	—	—	—	3,568
Balances, Jan 28, 2024	2,464	$ 2	$ 13,132	$ —	$ 27	$ 29,817	$ 42,978

See accompanying notes to the consolidated financial statements.

NVIDIA Corporation and Subsidiaries
Consolidated Statements of Cash Flows
(In millions)

	Year Ended		
	Jan 28, 2024	Jan 29, 2023	Jan 30, 2022
Cash flows from operating activities:			
Net income	$ 29,760	$ 4,368	$ 9,752
Adjustments to reconcile net income to net cash provided by operating activities:			
Stock-based compensation expense	3,549	2,709	2,004
Depreciation and amortization	1,508	1,544	1,174
Deferred income taxes	(2,489)	(2,164)	(406)
(Gains) losses on investments in non-affiliated entities, net	(238)	45	(100)
Acquisition termination cost	—	1,353	—
Other	(278)	(7)	47
Changes in operating assets and liabilities, net of acquisitions:			
Accounts receivable	(6,172)	822	(2,215)
Inventories	(98)	(2,554)	(774)
Prepaid expenses and other assets	(1,522)	(1,517)	(1,715)
Accounts payable	1,531	(551)	568
Accrued and other current liabilities	2,025	1,341	581
Other long-term liabilities	514	252	192
Net cash provided by operating activities	28,090	5,641	9,108
Cash flows from investing activities:			
Proceeds from maturities of marketable securities	9,732	19,425	15,197
Proceeds from sales of marketable securities	50	1,806	1,023
Purchases of marketable securities	(18,211)	(11,897)	(24,787)
Purchases related to property and equipment and intangible assets	(1,069)	(1,833)	(976)
Acquisitions, net of cash acquired	(83)	(49)	(263)
Investments in non-affiliated entities and other, net	(985)	(77)	(24)
Net cash provided by (used in) investing activities	(10,566)	7,375	(9,830)
Cash flows from financing activities:			
Proceeds related to employee stock plans	403	355	281
Payments related to repurchases of common stock	(9,533)	(10,039)	—
Payments related to tax on restricted stock units	(2,783)	(1,475)	(1,904)
Repayment of debt	(1,250)	—	(1,000)
Dividends paid	(395)	(398)	(399)
Principal payments on property and equipment and intangible assets	(74)	(58)	(83)
Issuance of debt, net of issuance costs	—	—	4,977
Other	(1)	(2)	(7)
Net cash provided by (used in) financing activities	(13,633)	(11,617)	1,865
Change in cash and cash equivalents	3,891	1,399	1,143
Cash and cash equivalents at beginning of period	3,389	1,990	847
Cash and cash equivalents at end of period	$ 7,280	$ 3,389	$ 1,990
Supplemental disclosures of cash flow information:			
Cash paid for income taxes, net	$ 6,549	$ 1,404	$ 396
Cash paid for interest	$ 252	$ 254	$ 246

See accompanying notes to the consolidated financial statements.

Note 1 - Organization and Summary of Significant Accounting Policies

Our Company

Headquartered in Santa Clara, California, NVIDIA was incorporated in California in April 1993 and reincorporated in Delaware in April 1998.

All references to "NVIDIA," "we," "us," "our" or the "Company" mean NVIDIA Corporation and its subsidiaries.

Fiscal Year

We operate on a 52- or 53-week year, ending on the last Sunday in January. Fiscal years 2024, 2023 and 2022 were all 52-week years.

Principles of Consolidation

Our consolidated financial statements include the accounts of NVIDIA Corporation and our wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from our estimates. On an on-going basis, we evaluate our estimates, including those related to revenue recognition, cash equivalents and marketable securities, accounts receivable, inventories and product purchase commitments, income taxes, goodwill, stock-based compensation, litigation, investigation and settlement costs, restructuring and other charges, property, plant, and equipment, and other contingencies. These estimates are based on historical facts and various other assumptions that we believe are reasonable.

In February 2023, we assessed the useful lives of our property, plant, and equipment. Based on advances in technology and usage rate, we increased the estimated useful life of most of our server, storage, and network equipment from three to four or five years, and our assembly and test equipment from five to seven years. The effect of this change for the fiscal year ended January 28, 2024 was a benefit of $33 million and $102 million for cost of revenue and operating expenses, respectively, which resulted in an increase in operating income of $135 million and net income of $114 million after tax, or $0.05 per both basic and diluted share.

Revenue Recognition

We derive our revenue from product sales, including hardware and systems, license and development arrangements, software licensing, and cloud services. We determine revenue recognition through the following steps: (1) identification of the contract with a customer; (2) identification of the performance obligations in the contract; (3) determination of the transaction price; (4) allocation of the transaction price to the performance obligations in the contract (where revenue is allocated on a relative standalone selling price basis by maximizing the use of observable inputs to determine the standalone selling price for each performance obligation); and (5) recognition of revenue when, or as, we satisfy a performance obligation.

Product Sales Revenue

Revenue from product sales is recognized upon transfer of control of products to customers in an amount that reflects the consideration we expect to receive in exchange for those products. Certain products are sold with support or an extended warranty for the incorporated system, hardware, and/or software. Support and extended warranty revenue are recognized ratably over the service period, or as services are performed. Revenue is recognized net of allowances for returns, customer programs and any taxes collected from customers.

For products sold with a right of return, we record a reduction to revenue by establishing a sales return allowance for estimated product returns at the time revenue is recognized, based primarily on historical return rates. However, if product returns for a fiscal period are anticipated to exceed historical return rates, we may determine that additional sales return allowances are required to accurately reflect our estimated exposure for product returns.

Our customer programs involve rebates, which are designed to serve as sales incentives to resellers of our products in various target markets, and marketing development funds, or MDFs, which represent monies paid to our partners that are earmarked for market segment development and are designed to support our partners' activities while also promoting NVIDIA products. We account for customer programs as a reduction to revenue and accrue for such programs for potential rebates and MDFs based on the amount we expect to be claimed by customers.

License and Development Arrangements

Our license and development arrangements with customers typically require significant customization of our IP components. As a result, we recognize the revenue from the license and the revenue from the development services as a single performance obligation over the period in which the development services are performed. We measure progress to completion based on actual cost incurred to date as a percentage of the estimated total cost required to complete each project. If a loss on an arrangement becomes probable during a period, we record a provision for such loss in that period.

Software Licensing

Our software licenses provide our customers with a right to use the software when it is made available to the customer. Customers may purchase either perpetual licenses or subscriptions to licenses, which differ mainly in the duration over which the customer benefits from the software. Software licenses are frequently sold along with the right to receive, on a when-and-if available basis, future unspecified software updates and upgrades. Revenue from software licenses is recognized up front when the software is made available to the customer. Software support revenue is recognized ratably over the service period, or as services are performed.

Cloud Services

Cloud services, which allow customers to use hosted software and hardware infrastructure without taking possession of the software or hardware, are provided on a subscription basis or a combination of subscription plus usage. Revenue related to subscription-based cloud services is recognized ratably over the contract period. Revenue related to cloud services based on usage is recognized as usage occurs. Cloud services are typically sold on a standalone basis, but certain offerings may be sold with hardware and/or software and related support.

Contracts with Multiple Performance Obligations

Our contracts may contain more than one of the products and services listed above, each of which is separately accounted for as a distinct performance obligation. We account for multiple agreements with a single customer as a single contract if the contractual terms and/or substance of those agreements indicate that they may be so closely related that they are, in effect, parts of a single contract.

We allocate the total transaction price to each distinct performance obligation in a multiple performance obligations arrangement on a relative standalone selling price basis. The standalone selling price reflects the price we would charge for a specific product or service if it were sold separately in similar circumstances and to similar customers. When determining standalone selling price, we maximize the use of observable inputs.

If a contract contains a single performance obligation, no allocation is required.

Product Warranties

We offer a limited warranty to end-users ranging from one to three years for products to repair or replace products for manufacturing defects or hardware component failures. Cost of revenue includes the estimated cost of product warranties that are calculated at the point of revenue recognition. Under limited circumstances, we may offer an extended limited warranty to customers for certain products. We also accrue for known warranty and indemnification issues if a loss is probable and can be reasonably estimated.

Stock-based Compensation

We use the closing trading price of our common stock on the date of grant, minus a dividend yield discount, as the fair value of awards of restricted stock units, or RSUs, and performance stock units that are based on our corporate financial performance targets, or PSUs. We use a Monte Carlo simulation on the date of grant to estimate the fair value of performance stock units that are based on market conditions, or market-based PSUs. The compensation expense for RSUs and market-based PSUs is recognized using a straight-line attribution method over the requisite employee service period while compensation expense for PSUs is recognized using an accelerated amortization model. We estimate the fair value of shares to be issued under our employee stock purchase plan, or ESPP, using the Black-Scholes model at the commencement of an offering period in March and September of each year. Stock-based compensation for our ESPP is expensed using an accelerated amortization model. Additionally, for RSU, PSU, and market-based PSU awards, we estimate forfeitures semi-annually and revise the estimates of forfeiture in subsequent periods if actual forfeitures differ from those estimates. Forfeitures are estimated based on historical experience.

Litigation, Investigation and Settlement Costs

We currently, are, and will likely continue to be subject to claims, litigation, and other actions, including potential regulatory proceedings, involving patent and other intellectual property matters, taxes, labor and employment, competition and antitrust, commercial disputes, goods and services offered by us and by third parties, and other matters. There are many uncertainties associated with any litigation or investigation, and we cannot be certain that these actions or other third-party claims against us will be resolved without litigation, fines and/or substantial settlement payments or judgments. If information becomes available that causes us to determine that a loss in any of our pending litigation, investigations or settlements is probable, and we can reasonably estimate the loss associated with such events, we will record the loss in accordance with U.S. GAAP. However, the actual liability in any such litigation or investigation may be materially different from our estimates, which could require us to record additional costs.

Foreign Currency Remeasurement

We use the U.S. dollar as our functional currency for our subsidiaries. Foreign currency monetary assets and liabilities are remeasured into United States dollars at end-of-period exchange rates. Non-monetary assets and liabilities such as property and equipment and equity are remeasured at historical exchange rates. Revenue and expenses are remeasured at exchange rates in effect during each period, except for those expenses related to non-monetary balance sheet amounts, which are remeasured at historical exchange rates. Gains or losses from foreign currency remeasurement are included in earnings in our Consolidated Statements of Income and to date have not been significant.

Income Taxes

We recognize federal, state and foreign current tax liabilities or assets based on our estimate of taxes payable or refundable in the current fiscal year by tax jurisdiction. We recognize federal, state and foreign deferred tax assets or liabilities, as appropriate, for our estimate of future tax effects attributable to temporary differences and carryforwards; and we record a valuation allowance to reduce any deferred tax assets by the amount of any tax benefits that, based on available evidence and judgment, are not expected to be realized.

Our calculation of deferred tax assets and liabilities is based on certain estimates and judgments and involves dealing with uncertainties in the application of complex tax laws. Our estimates of deferred tax assets and liabilities may change based, in part, on added certainty or finality to an anticipated outcome, changes in accounting standards or tax laws in the U.S., or foreign jurisdictions where we operate, or changes in other facts or circumstances. In addition, we recognize liabilities for potential U.S. and foreign income tax contingencies based on our estimate of whether, and the extent to which, additional taxes may be due. If we determine that payment of these amounts is unnecessary or if the recorded tax liability is less than our current assessment, we may be required to recognize an income tax benefit or additional income tax expense in our financial statements accordingly.

As of January 28, 2024, we had a valuation allowance of $1.6 billion related to capital loss carryforwards, and certain state and other deferred tax assets that management determined are not likely to be realized due, in part, to jurisdictional projections of future taxable income, including capital gains. To the extent realization of the deferred tax assets becomes more-likely-than-not, we would recognize such deferred tax assets as income tax benefits during the period.

We recognize the benefit from a tax position only if it is more-likely-than-not that the position would be sustained upon audit based solely on the technical merits of the tax position. Our policy is to include interest and penalties related to unrecognized tax benefits as a component of income tax expense.

Net Income Per Share

Basic net income per share is computed using the weighted average number of common shares outstanding during the period. Diluted net income per share is computed using the weighted average number of common and potentially dilutive shares outstanding during the period, using the treasury stock method. Any anti-dilutive effect of equity awards outstanding is not included in the computation of diluted net income per share.

Cash and Cash Equivalents and Marketable Securities

We consider all highly liquid investments that are readily convertible into cash and have an original maturity of three months or less at the time of purchase to be cash equivalents. Marketable securities consist of highly liquid debt investments with maturities of greater than three months when purchased. We currently classify our investments as current based on the nature of the investments and their availability for use in current operations.

We classify our cash equivalents and marketable securities related to debt securities at the date of acquisition as available-for-sale. These available-for-sale debt securities are reported at fair value with the related unrealized gains and losses included in accumulated other comprehensive income or loss, a component of shareholders' equity, net of tax. The fair value of interest-bearing debt securities includes accrued interest. Realized gains and losses on the sale of marketable securities are determined using the specific-identification method and recorded in the other income (expense), net, section of our Consolidated Statements of Income.

Available-for-sale debt investments are subject to a periodic impairment review. If the estimated fair value of available-for-sale debt securities is less than its amortized cost basis, we determine if the difference, if any, is caused by expected credit losses and write-down the amortized cost basis of the securities if it is more likely than not we will be required or we intend to sell the securities before recovery of its amortized cost basis. Allowances for credit losses and write-downs are recognized in the other income (expense), net section of our Consolidated Statements of Income.

Fair Value of Financial Instruments

The carrying value of cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to their relatively short maturities as of January 28, 2024 and January 29, 2023. Marketable securities are comprised of available-for-sale securities that are reported at fair value with the related unrealized gains or losses included in accumulated other comprehensive income or loss, a component of shareholders' equity, net of tax. Fair value of the marketable securities is determined based on quoted market prices. Derivative instruments are recognized as either assets or liabilities and are measured at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. For derivative instruments designated as fair value hedges, the gains or losses are recognized in earnings in the periods of change together with the offsetting losses or gains on the hedged items attributed to the risk being hedged. For derivative instruments designated as cash-flow hedges, the effective portion of the gains or losses on the derivatives is initially reported as a component of other comprehensive income or loss and is subsequently recognized in earnings when the hedged exposure is recognized in earnings. For derivative instruments not designated for hedge accounting, changes in fair value are recognized in earnings.

Concentration of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash equivalents, marketable securities, and accounts receivable. Our investment policy requires the purchase of highly-rated fixed income securities, the diversification of investment type and credit exposures, and includes certain limits on our portfolio duration. We perform ongoing credit evaluations of our customers' financial condition and maintain an allowance for potential credit losses. This allowance consists of an amount identified for specific customers and an amount based on overall estimated exposure. Our overall estimated exposure excludes amounts covered by credit insurance and letters of credit.

Inventories

Inventory cost is computed on an adjusted standard basis, which approximates actual cost on an average or first-in, first-out basis. Inventory costs consist primarily of the cost of semiconductors, including wafer fabrication, assembly, testing and packaging, manufacturing support costs, including labor and overhead associated with such purchases, final test yield fallout, and shipping costs, as well as the cost of purchased memory products and other component parts. We charge cost of sales for inventory provisions to write-down our inventory to the lower of cost or net realizable value or for obsolete or excess inventory, and for excess product purchase commitments. Most of our inventory provisions relate to excess quantities of products, based on our inventory levels and future product purchase commitments compared to assumptions about future demand and market conditions. Once inventory has been written-off or written-down, it creates a new cost basis for the inventory that is not subsequently written-up. We record a liability for noncancelable purchase commitments with suppliers for quantities in excess of our future demand forecasts consistent with our valuation of obsolete or excess inventory.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation of property and equipment is computed using the straight-line method based on the estimated useful lives of the assets of three to seven years. Once an asset is identified for retirement or disposition, the related cost and accumulated depreciation or amortization are removed, and a gain or loss is recorded. The estimated useful lives of our buildings are up to thirty years. Depreciation expense includes the amortization of assets recorded under finance leases. Leasehold improvements and assets recorded under finance leases are amortized over the shorter of the expected lease term or the estimated useful life of the asset.

Leases

We determine if an arrangement is or contains a lease at inception. Operating leases with lease terms of more than 12 months are included in operating lease assets, accrued and other current liabilities, and long-term operating lease liabilities on our consolidated balance sheet. Operating lease assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments over the lease term.

Operating lease assets and liabilities are recognized based on the present value of the remaining lease payments discounted using our incremental borrowing rate. Operating lease assets also include initial direct costs incurred and prepaid lease payments, minus any lease incentives. Our lease terms include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense is recognized on a straight-line basis over the lease term.

We combine the lease and non-lease components in determining the operating lease assets and liabilities.

Goodwill

Goodwill is subject to our annual impairment test during the fourth quarter of our fiscal year, or earlier if indicators of potential impairment exist. In completing our impairment test, we perform either a qualitative or a quantitative analysis on a reporting unit basis.

Qualitative factors include industry and market considerations, overall financial performance, and other relevant events and factors affecting the reporting units.

The quantitative impairment test considers both the income approach and the market approach to estimate a reporting unit's fair value. The income and market valuation approaches consider factors that include, but are not limited to, prospective financial information, growth rates, residual values, discount rates and comparable multiples from publicly traded companies in our industry and require us to make certain assumptions and estimates regarding industry economic factors and the future profitability of our business.

Intangible Assets and Other Long-Lived Assets

Intangible assets primarily represent acquired intangible assets including developed technology and customer relationships, as well as rights acquired under technology licenses, patents, and acquired IP. We currently amortize our intangible assets with finite lives over periods ranging from one to twenty years using a method that reflects the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up or, if that pattern cannot be reliably determined, using a straight-line amortization method.

Long-lived assets, such as property and equipment and intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. The recoverability of assets or asset groups to be held and used is measured by a comparison of the carrying amount of an asset or asset group to estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset or asset group exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset or asset group exceeds the estimated fair value of the asset or asset group. Fair value is determined based on the estimated discounted future cash flows expected to be generated by the asset or asset group. Assets and liabilities to be disposed of would be separately presented in the Consolidated Balance Sheet and the assets would be reported at the lower of the carrying amount or fair value less costs to sell, and would no longer be depreciated.

Business Combination

We allocate the fair value of the purchase price of an acquisition to the tangible assets acquired, liabilities assumed, and intangible assets acquired, based on their estimated fair values. The excess of the fair value of the purchase price over the fair values of these net tangible and intangible assets acquired is recorded as goodwill. Management's estimates of fair value are based upon assumptions believed to be reasonable, but our estimates and assumptions are inherently uncertain and subject to refinement. The estimates and assumptions used in valuing intangible assets include, but are not limited to, the amount and timing of projected future cash flows, discount rate used to determine the present value of these cash flows and asset lives. These estimates are inherently uncertain and, therefore, actual results may differ from the estimates made. As a result, during the measurement period of up to one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the measurement period's conclusion or final determination of the fair value of the purchase price of an acquisition, whichever comes first, any subsequent adjustments are recorded to our Consolidated Statements of Income.

Acquisition-related expenses are recognized separately from the business combination and expensed as incurred.

Investments in Non-Affiliated Entities

Our investment in non-affiliates consists of marketable equity securities, which are publicly traded, and non-marketable equity securities, which are investments in privately held companies. Marketable equity securities have readily determinable fair values with changes in fair value recorded in other income (expense), net. Non-marketable equity securities include investments that do not have a readily determinable fair value. The investments that do not have readily determinable fair value are measured at cost minus impairment, if any, and are adjusted for changes resulting from observable price changes in orderly transactions for an identical or similar investment in the same issuer, or the measurement alternative. Fair value is based upon observable inputs in an inactive market and the valuation requires our judgment due to the absence of market prices and inherent lack of liquidity. All gains and losses on these investments, realized and unrealized, are recognized in other income (expense), net on our Consolidated Statements of Income.

We assess whether an impairment loss has occurred on our investments in non-marketable equity securities, accounted for under the measurement alternative based on quantitative and qualitative factors. If any impairment is identified for non-marketable equity securities, we write down the investment to its fair value and record the corresponding charge through other income (expense), net on our Consolidated Statements of Income.

Recently Issued Accounting Pronouncements

Recent Accounting Pronouncements Not Yet Adopted

In November 2023, the Financial Accounting Standards Board, or FASB, issued a new accounting standard to provide for additional disclosures about significant expenses in operating segments. The standard is effective for our annual reporting for fiscal year 2025 and for interim period reporting starting in fiscal year 2026 retrospectively. We are currently evaluating the impact of this standard on our Consolidated Financial Statements.

In December 2023, the FASB issued a new accounting standard which provides for new and changes to income tax disclosures including disaggregation of the rate reconciliation and income taxes paid disclosures. The amendments in the standard are effective for annual periods beginning after December 15, 2024. Early adoption is permitted and should be applied prospectively, with retrospective application permitted. We expect to adopt this standard in our annual period beginning fiscal year 2026. We are currently evaluating the impact of this standard on our Consolidated Financial Statements.

Note 2 - Business Combination

Termination of the Arm Share Purchase Agreement

In February 2022, NVIDIA and SoftBank Group Corp, or SoftBank, announced the termination of the Share Purchase Agreement whereby NVIDIA would have acquired Arm from SoftBank. The parties agreed to terminate it due to significant regulatory challenges preventing the completion of the transaction. We recorded an acquisition termination cost of $1.4 billion in fiscal year 2023 reflecting the write-off of the prepayment provided at signing.

Note 3 - Leases

Our lease obligations primarily consist of operating leases for our headquarters complex, domestic and international office facilities, and data center space, with lease periods expiring between fiscal years 2025 and 2035.

Future minimum lease payments under our non-cancelable operating leases as of January 28, 2024, are as follows:

	Operating Lease Obligations
	(In millions)
Fiscal Year:	
2025	$ 290
2026	270
2027	253
2028	236
2029	202
2030 and thereafter	288
Total	1,539
Less imputed interest	192
Present value of net future minimum lease payments	1,347
Less short-term operating lease liabilities	228
Long-term operating lease liabilities	$ 1,119

In addition, we have operating leases, primarily for our data centers, that are expected to commence within fiscal year 2025 with lease terms of 1 to 10 years for $1.1 billion.

Operating lease expenses for fiscal years 2024, 2023, and 2022 were $269 million, $193 million, $168 million, respectively. Short-term and variable lease expenses for fiscal years 2024, 2023, and 2022 were not significant.

Other information related to leases was as follows:

	Year Ended		
	Jan 28, 2024	Jan 29, 2023	Jan 30, 2022
	(In millions)		
Supplemental cash flows information			
Operating cash flows used for operating leases	$ 286	$ 184	$ 154
Operating lease assets obtained in exchange for lease obligations	$ 531	$ 358	$ 266

As of January 28, 2024, our operating leases had a weighted average remaining lease term of 6.1 years and a weighted average discount rate of 3.76%. As of January 29, 2023, our operating leases had a weighted average remaining lease term of 6.8 years and a weighted average discount rate of 3.21%.

Note 4 - Stock-Based Compensation

Our stock-based compensation expense is associated with RSUs, performance stock units based on our corporate financial performance targets, or PSUs, performance stock units based on market conditions, or market-based PSUs, and our ESPP.

Our Consolidated Statements of Income include stock-based compensation expense, net of amounts allocated to inventory, as follows:

	Year Ended		
	Jan 28, 2024	Jan 29, 2023	Jan 30, 2022
	(In millions)		
Cost of revenue	$ 141	$ 138	$ 141
Research and development	2,532	1,892	1,298
Sales, general and administrative	876	680	565
Total	$ 3,549	$ 2,710	$ 2,004

Stock-based compensation capitalized in inventories was not significant during fiscal years 2024, 2023, and 2022.

The following is a summary of equity awards granted under our equity incentive plans:

	Year Ended		
	Jan 28, 2024	Jan 29, 2023	Jan 30, 2022
	(In millions, except per share data)		
RSUs, PSUs and Market-based PSUs			
Awards granted	14	25	18
Estimated total grant-date fair value	$ 5,316	$ 4,505	$ 3,492
Weighted average grant-date fair value per share	$ 374.08	$ 183.72	$ 190.69
ESPP			
Shares purchased	3	3	5
Weighted average price per share	$ 158.07	$ 122.54	$ 56.36
Weighted average grant-date fair value per share	$ 69.90	$ 51.87	$ 23.24

As of January 28, 2024, there was $8.6 billion of aggregate unearned stock-based compensation expense. This amount is expected to be recognized over a weighted average period of 2.5 years for RSUs, PSUs, and market-based PSUs, and 0.8 years for ESPP.

The fair value of shares issued under our ESPP have been estimated with the following assumptions:

	Year Ended		
	Jan 28, 2024	Jan 29, 2023	Jan 30, 2022
	(Using the Black-Scholes model)		
ESPP			
Weighted average expected life (in years)	0.1-2.0	0.1-2.0	0.1-2.0
Risk-free interest rate	3.9%-5.5%	—%-4.6%	—%-0.5%
Volatility	31%-67%	43%-72%	20%-58%
Dividend yield	0.1%	0.1%	0.1%

For ESPP shares, the expected term represents the average term from the first day of the offering period to the purchase date. The risk-free interest rate assumption used to value ESPP shares is based upon observed interest rates on Treasury bills appropriate for the expected term. Our expected stock price volatility assumption for ESPP is estimated using historical volatility. For awards granted, we use the dividend yield at grant date. Our RSU, PSU, and market-based PSU awards are not eligible for cash dividends prior to vesting; therefore, the fair values of RSUs, PSUs, and market-based PSUs are discounted for the dividend yield.

Additionally, for RSU, PSU, and market-based PSU awards, we estimate forfeitures semi-annually and revise the estimates of forfeiture in subsequent periods if actual forfeitures differ from those estimates. Forfeitures are estimated based on historical experience.

Equity Incentive Program

We grant or have granted stock options, RSUs, PSUs, market-based PSUs, and stock purchase rights under the following equity incentive plans. In addition, in connection with our acquisitions of various companies, we have assumed certain stock-based awards granted under their stock incentive plans and converted them into our RSUs.

Amended and Restated 2007 Equity Incentive Plan

In 2007, our shareholders approved the NVIDIA Corporation 2007 Equity Incentive Plan, or as most recently amended and restated, the 2007 Plan.

The 2007 Plan authorizes the issuance of incentive stock options, non-statutory stock options, restricted stock, RSUs, stock appreciation rights, performance stock awards, performance cash awards, and other stock-based awards to employees, directors and consultants. Only our employees may receive incentive stock options. As of January 28, 2024, up to 37 million shares of our common stock could be issued pursuant to stock awards granted under the 2007 Plan. Currently, we grant RSUs, PSUs and market-based PSUs under the 2007 Plan, under which, as of January 28, 2024, there were 147 million shares available for future grants.

Subject to certain exceptions, RSUs granted to employees vest (A) over a four-year period, subject to continued service, with 25% vesting on a pre-determined date that is close to the anniversary of the date of grant and 6.25% vesting quarterly thereafter, (B) over a three-year period, subject to continued service, with 40% vesting on a pre-determined date that is close to the anniversary of the date of grant and 7.5% vesting quarterly thereafter, or (C) over a four-year period, subject to continued service, with 6.25% vesting quarterly. PSUs vest over a four-year period, subject to continued service, with 25% vesting on a pre-determined date that is close to the anniversary of the date of grant and 6.25% vesting quarterly thereafter. Market-based PSUs vest 100% on about the three-year anniversary of the date of grant. However, the number of shares subject to both PSUs and market-based PSUs that are eligible to vest is determined by the Compensation Committee based on achievement of pre-determined criteria.

Amended and Restated 2012 Employee Stock Purchase Plan

In 2012, our shareholders approved the NVIDIA Corporation 2012 Employee Stock Purchase Plan, or as most recently amended and restated, the 2012 Plan.

Employees who participate in the 2012 Plan may have up to 15% of their earnings withheld to purchase shares of common stock. The Board may decrease this percentage at its discretion. Each offering period is about 24 months, divided into four purchase periods of six months. The price of common stock purchased under our 2012 Plan will be equal to 85% of the lower of the fair market value of the common stock on the commencement date of each offering period or the fair market value of the common stock on each purchase date within the offering. As of January 28, 2024, we had 227 million shares reserved for future issuance under the 2012 Plan.

Equity Award Activity

The following is a summary of our equity award transactions under our equity incentive plans:

	RSUs, PSUs and Market-based PSUs Outstanding	
	Number of Shares	**Weighted Average Grant-Date Fair Value**
	(In millions, except per share data)	
Balances, Jan 29, 2023	45	$ 158.45
Granted	14	$ 374.08
Vested restricted stock	(21)	$ 148.56
Canceled and forfeited	(1)	$ 206.35
Balances, Jan 28, 2024	37	$ 245.94
Vested and expected to vest after Jan 28, 2024	37	$ 245.49

As of January 28, 2024 and January 29, 2023, there were 147 million and 160 million shares, respectively, of common stock available for future grants under our equity incentive plans.

The total fair value of RSUs and PSUs, as of their respective vesting dates, during the years ended January 28, 2024, January 29, 2023, and January 30, 2022, was $8.2 billion, $4.3 billion, and $5.6 billion, respectively.

Note 5 - Net Income Per Share

The following is a reconciliation of the denominator of the basic and diluted net income per share computations for the periods presented:

	Year Ended		
	Jan 28, 2024	**Jan 29, 2023**	**Jan 30, 2022**
	(In millions, except per share data)		
Numerator:			
Net income	$ 29,760	$ 4,368	$ 9,752
Denominator:			
Basic weighted average shares	2,469	2,487	2,496
Dilutive impact of outstanding equity awards	25	20	39
Diluted weighted average shares	2,494	2,507	2,535
Net income per share:			
Basic (1)	$ 12.05	$ 1.76	$ 3.91
Diluted (2)	$ 11.93	$ 1.74	$ 3.85
Equity awards excluded from diluted net income per share because their effect would have been anti-dilutive	15	40	21

(1)   Calculated as net income divided by basic weighted average shares.

(2)   Calculated as net income divided by diluted weighted average shares.

Note 6 - Goodwill

As of January 28, 2024, the total carrying amount of goodwill was $4.4 billion, consisting of goodwill balances allocated to our Compute & Networking and Graphics reporting units of $4.1 billion and $370 million, respectively. As of January 29, 2023, the total carrying amount of goodwill was $4.4 billion, consisting of goodwill balances allocated to our Compute & Networking and Graphics reporting units of $4.0 billion and $370 million, respectively. Goodwill increased by $59 million in fiscal year 2024 from an immaterial acquisition and was allocated to our Compute & Networking reporting unit. During the fourth quarters of fiscal years 2024, 2023, and 2022, we completed our annual qualitative impairment tests and concluded that goodwill was not impaired.

Note 7 - Amortizable Intangible Assets

The components of our amortizable intangible assets are as follows:

	Jan 28, 2024			Jan 29, 2023		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(In millions)					
Acquisition-related intangible assets (1)	$ 2,642	$ (1,720)	$ 922	$ 3,093	$ (1,614)	$ 1,479
Patents and licensed technology	449	(259)	190	446	(249)	197
Total intangible assets	$ 3,091	$ (1,979)	$ 1,112	$ 3,539	$ (1,863)	$ 1,676

(1)   During the first quarter of fiscal year 2023, we commenced amortization of a $630 million in-process research and development intangible asset related to our acquisition of Mellanox.

Amortization expense associated with intangible assets for fiscal years 2024, 2023, and 2022 was $614 million, $699 million, and $563 million, respectively.

The following table outlines the estimated future amortization expense related to the net carrying amount of intangible assets as of January 28, 2024:

	Future Amortization Expense
	(In millions)
Fiscal Year:	
2025	$ 555
2026	261
2027	150
2028	37
2029	9
2030 and thereafter	100
Total	$ 1,112

Note 8 - Cash Equivalents and Marketable Securities

Our cash equivalents and marketable securities related to debt securities are classified as "available-for-sale" debt securities.

The following is a summary of cash equivalents and marketable securities:

| | Jan 28, 2024 | | | | Reported as | |
	Amortized Cost	Unrealized Gain	Unrealized Loss	Estimated Fair Value	Cash Equivalents	Marketable Securities
	(In millions)					
Corporate debt securities	$ 10,126	$ 31	$ (5)	$ 10,152	$ 2,231	$ 7,921
Debt securities issued by the U.S. Treasury	9,517	17	(10)	9,524	1,315	8,209
Debt securities issued by U.S. government agencies	2,326	8	(1)	2,333	89	2,244
Money market funds	3,031	—	—	3,031	3,031	—
Certificates of deposit	510	—	—	510	294	216
Foreign government bonds	174	—	—	174	60	114
Total	$ 25,684	$ 56	$ (16)	$ 25,724	$ 7,020	$ 18,704

| | Jan 29, 2023 | | | | Reported as | |
	Amortized Cost	Unrealized Gain	Unrealized Loss	Estimated Fair Value	Cash Equivalents	Marketable Securities
	(In millions)					
Corporate debt securities	$ 4,809	$ —	$ (12)	$ 4,797	$ 1,087	$ 3,710
Debt securities issued by the U.S. Treasury	4,185	1	(44)	4,142	—	4,142
Debt securities issued by U.S. government agencies	1,836	—	(2)	1,834	50	1,784
Money market funds	1,777	—	—	1,777	1,777	—
Certificates of deposit	365	—	—	365	134	231
Foreign government bonds	140	—	—	140	100	40
Total	$ 13,112	$ 1	$ (58)	$ 13,055	$ 3,148	$ 9,907

The following tables provide the breakdown of unrealized losses, aggregated by investment category and length of time that individual securities have been in a continuous loss position:

| | Jan 28, 2024 | | | | | |
| | Less than 12 Months | | 12 Months or Greater | | Total | |
	Estimated Fair Value	Gross Unrealized Loss	Estimated Fair Value	Gross Unrealized Loss	Estimated Fair Value	Gross Unrealized Loss
	(In millions)					
Debt securities issued by the U.S. Treasury	$ 3,343	$ (5)	$ 1,078	$ (5)	$ 4,421	$ (10)
Corporate debt securities	1,306	(3)	618	(2)	1,924	(5)
Debt securities issued by U.S. government agencies	670	(1)	—	—	670	(1)
Total	$ 5,319	$ (9)	$ 1,696	$ (7)	$ 7,015	$ (16)

| | Jan 29, 2023 | | | | | |
| | Less than 12 Months | | 12 Months or Greater | | Total | |
	Estimated Fair Value	Gross Unrealized Loss	Estimated Fair Value	Gross Unrealized Loss	Estimated Fair Value	Gross Unrealized Loss
	(In millions)					
Debt securities issued by the U.S. Treasury	$ 2,444	$ (21)	$ 1,172	$ (23)	$ 3,616	$ (44)
Corporate debt securities	1,188	(7)	696	(5)	1,884	(12)
Debt securities issued by U.S. government agencies	1,307	(2)	—	—	1,307	(2)
Total	$ 4,939	$ (30)	$ 1,868	$ (28)	$ 6,807	$ (58)

The gross unrealized losses are related to fixed income securities, driven primarily by changes in interest rates. Net realized gains and losses were not significant for all periods presented.

The amortized cost and estimated fair value of cash equivalents and marketable securities are shown below by contractual maturity.

| | Jan 28, 2024 | | Jan 29, 2023 | |
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
	(In millions)			
Less than one year	$ 16,336	$ 16,329	$ 9,738	$ 9,708
Due in 1 - 5 years	9,348	9,395	3,374	3,347
Total	$ 25,684	$ 25,724	$ 13,112	$ 13,055

Note 9 - Fair Value of Financial Assets and Liabilities and Investments in Non-Affiliated Entities

The fair values of our financial assets and liabilities are determined using quoted market prices of identical assets or quoted market prices of similar assets from active markets. We review fair value hierarchy classification on a quarterly basis.

	Pricing Category	Fair Value at	
		Jan 28, 2024	Jan 29, 2023
		(In millions)	
Assets			
Cash equivalents and marketable securities:			
Money market funds	Level 1	$ 3,031	$ 1,777
Corporate debt securities	Level 2	$ 10,152	$ 4,797
Debt securities issued by the U.S. Treasury	Level 2	$ 9,524	$ 4,142
Debt securities issued by U.S. government agencies	Level 2	$ 2,333	$ 1,834
Certificates of deposit	Level 2	$ 510	$ 365
Foreign government bonds	Level 2	$ 174	$ 140
Other assets (Investment in non-affiliated entities):			
Publicly-held equity securities	Level 1	$ 225	$ 11
Liabilities (1)			
0.309% Notes Due 2023	Level 2	$ —	$ 1,230
0.584% Notes Due 2024	Level 2	$ 1,228	$ 1,185
3.20% Notes Due 2026	Level 2	$ 970	$ 966
1.55% Notes Due 2028	Level 2	$ 1,115	$ 1,099
2.85% Notes Due 2030	Level 2	$ 1,367	$ 1,364
2.00% Notes Due 2031	Level 2	$ 1,057	$ 1,044
3.50% Notes Due 2040	Level 2	$ 851	$ 870
3.50% Notes Due 2050	Level 2	$ 1,604	$ 1,637
3.70% Notes Due 2060	Level 2	$ 403	$ 410

(1) These liabilities are carried on our Consolidated Balance Sheets at their original issuance value, net of unamortized debt discount and issuance costs.

Investments in Non-Affiliated Entities

Our investments in non-affiliated entities include marketable equity securities, which are publicly traded, and non-marketable equity securities, which are primarily investments in privately held companies. Our marketable equity securities have readily determinable fair values and are recorded as long-term other assets on our Consolidated Balance Sheets at fair value with changes in fair value recorded in Other income and expense, net on our Consolidated Statements of Income. Marketable equity securities totaled $225 million and $11 million as of January 28, 2024 and January 29, 2023, respectively. The net unrealized and realized gains and losses of investments in marketable securities net were not significant for fiscal years 2024, 2023 and 2022.

Our non-marketable equity securities are recorded in long-term other assets on our Consolidated Balance Sheets. The carrying value of our non-marketable equity securities totaled $1.3 billion and $288 million as of January 28, 2024 and January 29, 2023, respectively. Gains and losses on these investments, realized and unrealized, are recognized in Other income and expense, net on our Consolidated Statements of Income.

Adjustments to the carrying value of our non-marketable equity securities accounted for under the measurement alternative were as follows:

	Year Ended
	Jan 28, 2024
	(In millions)
Carrying amount as of Jan 29, 2023	$ 288
Adjustments related to non-marketable equity securities:	
Net additions	859
Unrealized gains	194
Impairments and unrealized losses	(20)
Carrying amount as of Jan 28, 2024	$ 1,321

In the fourth quarter of fiscal year 2024, one of our private company investments completed a secondary equity raise that resulted in an unrealized gain of $178 million.

Net unrealized gains recognized for the year ended January 28, 2024 for non-marketable investments in non-affiliated entities still held as of January 28, 2024 were $174 million. Net unrealized and realized gains related to non-marketable equity securities were not significant for fiscal years 2023 and 2022.

The following table summarizes the cumulative gross unrealized gains and cumulative gross unrealized losses and impairments related to non-marketable equity securities accounted for under the measurement alternative:

	Jan 28, 2024
	(In millions)
Cumulative gross unrealized gains	$ 270
Cumulative gross unrealized losses and impairments	(45)

Note 10 - Balance Sheet Components

Two customers accounted for 24% and 11% of our accounts receivable balance as of January 28, 2024. Two customers accounted for 14% and 11% of our accounts receivable balance as of January 29, 2023.

Certain balance sheet components are as follows:

	Jan 28, 2024	Jan 29, 2023
	(In millions)	
Inventories (1):		
Raw materials	$ 1,719	$ 2,430
Work in-process	1,505	466
Finished goods	2,058	2,263
Total inventories	$ 5,282	$ 5,159

(1) In fiscal years 2024 and 2023, we recorded an inventory provision of $774 million and $1.0 billion, respectively, in cost of revenue.

	Jan 28, 2024	Jan 29, 2023	Estimated Useful Life
	(In millions)		(In years)
Property and Equipment:			
Land	$ 218	$ 218	(A)
Buildings, leasehold improvements, and furniture	1,816	1,598	(B)
Equipment, compute hardware, and software	5,200	4,303	3-7
Construction in process	189	382	(C)
Total property and equipment, gross	7,423	6,501	
Accumulated depreciation and amortization	(3,509)	(2,694)	
Total property and equipment, net	$ 3,914	$ 3,807	

(A) Land is a non-depreciable asset.

(B) The estimated useful lives of our buildings are up to thirty years. Leasehold improvements and finance leases are amortized based on the lesser of either the asset's estimated useful life or the expected remaining lease term.

(C) Construction in process represents assets that are not available for their intended use as of the balance sheet date.

Depreciation expense for fiscal years 2024, 2023, and 2022 was $894 million, $844 million, and $611 million, respectively.

Accumulated amortization of leasehold improvements and finance leases was $400 million and $327 million as of January 28, 2024 and January 29, 2023, respectively.

Property, equipment and intangible assets acquired by assuming related liabilities during fiscal years 2024, 2023, and 2022 were $170 million, $374 million, and $258 million, respectively.

	Jan 28, 2024	Jan 29, 2023
Other assets:	(In millions)	
Prepaid supply and capacity agreements (1)	$ 2,458	$ 2,989
Investments in non-affiliated entities	1,546	299
Prepaid royalties	364	387
Other	132	145
Total other assets	$ 4,500	$ 3,820

(1) As of January 28, 2024 and January 29, 2023, there was an additional $2.5 billion and $458 million of short-term prepaid supply and capacity agreements included in Prepaid expenses and other current assets, respectively.

	Jan 28, 2024	Jan 29, 2023
	(In millions)	
Accrued and Other Current Liabilities:		
Customer program accruals	$ 2,081	$ 1,196
Excess inventory purchase obligations (1)	1,655	954
Deferred revenue (2)	764	354
Accrued payroll and related expenses	675	530
Product warranty and return provisions	415	108
Taxes payable	296	467
Operating leases	228	176
Unsettled share repurchases	187	117
Licenses and royalties	182	149
Other	199	69
Total accrued and other current liabilities	$ 6,682	$ 4,120

(1)   In fiscal years 2024 and 2023, we recorded an expense of approximately $1.4 billion and $1.1 billion, respectively, in cost of revenue for inventory purchase obligations in excess of our current demand projections, supplier charges and for penalties related to cancellations and underutilization.

(2)   Deferred revenue primarily includes customer advances and deferrals related to support for hardware and software, license and development arrangements, and cloud services. $233 million and $35 million of the balance in fiscal 2024 and 2023 respectively, related to customer advances.

	Jan 28, 2024	Jan 29, 2023
	(In millions)	
Other Long-Term Liabilities:		
Income tax payable (1)	$ 1,361	$ 1,204
Deferred income tax	462	247
Deferred revenue (2)	573	218
Licenses payable	80	181
Other	65	63
Total other long-term liabilities	$ 2,541	$ 1,913

(1)   Income tax payable is comprised of the long-term portion of the one-time transition tax payable, unrecognized tax benefits, and related interest and penalties.

(2)   Deferred revenue primarily includes deferrals related to support for hardware and software.

Deferred Revenue

The following table shows the changes in deferred revenue during fiscal years 2024 and 2023.

	Jan 28, 2024	Jan 29, 2023
	(In millions)	
Balance at beginning of period	$ 572	$ 502
Deferred revenue additions during the period	2,038	830
Revenue recognized during the period	(1,273)	(760)
Balance at end of period	$ 1,337	$ 572

Revenue recognized during fiscal year 2024 that was included in deferred revenue as of January 29, 2023 was $338 million. Revenue recognized during fiscal year 2023 that was included in deferred revenue as of January 30, 2022 was $282 million.

Revenue related to remaining performance obligations represents the contracted license and development arrangements and support for hardware and software. This includes deferred revenue currently recorded and amounts that will be invoiced in future periods. Revenue allocated to remaining performance obligations, which includes deferred revenue and amounts that will be invoiced and recognized as revenue in future periods, was $1.1 billion as of January 28, 2024. We expect to recognize approximately 40% of this revenue over the next twelve months and the remainder thereafter. This excludes revenue related to performance obligations for contracts with a length of one year or less.

Note 11 - Derivative Financial Instruments

We enter into foreign currency forward contracts to mitigate the impact of foreign currency exchange rate movements on our operating expenses. These contracts are designated as cash flow hedges for hedge accounting treatment. Gains or losses on the contracts are recorded in accumulated other comprehensive income or loss and reclassified to operating expense when the related operating expenses are recognized in earnings or ineffectiveness should occur.

We also enter into foreign currency forward contracts to mitigate the impact of foreign currency movements on monetary assets and liabilities that are denominated in currencies other than the U.S. dollar. These forward contracts were not designated for hedge accounting treatment. Therefore, the change in fair value of these contracts is recorded in other income or expense and offsets the change in fair value of the hedged foreign currency denominated monetary assets and liabilities, which is also recorded in other income or expense.

The table below presents the notional value of our foreign currency forward contracts outstanding:

	Jan 28, 2024	Jan 29, 2023
	(In millions)	
Designated as cash flow hedges	$ 1,168	$ 1,128
Non-designated hedges	$ 597	$ 366

The unrealized gains and losses or fair value of our foreign currency forward contracts was not significant as of January 28, 2024 and January 29, 2023.

As of January 28, 2024, all designated foreign currency forward contracts mature within 18 months. The expected realized gains and losses deferred into accumulated other comprehensive income or loss related to foreign currency forward contracts within the next twelve months was not significant.

During fiscal years 2024 and 2023, the impact of derivative financial instruments designated for hedge accounting treatment on other comprehensive income or loss was not significant and all such instruments were determined to be highly effective.

Note 12 - Debt

Long-Term Debt

The carrying value of our outstanding notes, the calendar year of maturity, and the associated interest rates were as follows:

	Expected Remaining Term (years)	Effective Interest Rate	Jan 28, 2024	Jan 29, 2023
			(In millions)	
0.309% Notes Due 2023 (1)	—	0.41%	$ —	$ 1,250
0.584% Notes Due 2024	0.4	0.66%	1,250	1,250
3.20% Notes Due 2026	2.6	3.31%	1,000	1,000
1.55% Notes Due 2028	4.4	1.64%	1,250	1,250
2.85% Notes Due 2030	6.2	2.93%	1,500	1,500
2.00% Notes Due 2031	7.4	2.09%	1,250	1,250
3.50% Notes Due 2040	16.2	3.54%	1,000	1,000
3.50% Notes Due 2050	26.2	3.54%	2,000	2,000
3.70% Notes Due 2060	36.2	3.73%	500	500
Unamortized debt discount and issuance costs			(41)	(47)
Net carrying amount			9,709	10,953
Less short-term portion			(1,250)	(1,250)
Total long-term portion			$ 8,459	$ 9,703

(1) In fiscal year 2024, we repaid the 0.309% Notes Due 2023.

All our notes are unsecured senior obligations. All existing and future liabilities of our subsidiaries will be effectively senior to the notes. Our notes pay interest semi-annually. We may redeem each of our notes prior to maturity, subject to a make-whole premium as defined in the applicable form of note.

As of January 28, 2024, we were in compliance with the required covenants, which are non-financial in nature, under the outstanding notes.

Commercial Paper

We have a $575 million commercial paper program to support general corporate purposes. As of January 28, 2024, we had no commercial paper outstanding.

Note 13 - Commitments and Contingencies

Purchase Obligations

Our purchase obligations reflect our commitments to purchase components used to manufacture our products, including long-term supply and capacity agreements, certain software and technology licenses, other goods and services and long-lived assets.

As of January 28, 2024, we had outstanding inventory purchase and long-term supply and capacity obligations totaling $16.1 billion. We enter into agreements with contract manufacturers that allow them to procure inventory based upon criteria as defined by us, and in certain instances, these agreements allow us the option to cancel, reschedule, and adjust our requirements based on our business needs prior to firm orders being placed, but these changes may result in the payment of costs incurred through the date of cancellation. Other non-inventory purchase obligations were $4.6 billion, which includes $3.5 billion of multi-year cloud service agreements, primarily to support our research and development efforts.

Total future purchase commitments as of January 28, 2024 are as follows:

	Commitments
	(In millions)
Fiscal Year:	
2025	$ 17,316
2026	1,143
2027	1,060
2028	770
2029 and thereafter	418
Total	$ 20,707

Accrual for Product Warranty Liabilities

The estimated amount of product warranty liabilities was $306 million and $82 million as of January 28, 2024 and January 29, 2023, respectively. The estimated product returns and estimated product warranty activity consisted of the following:

	Year Ended		
	Jan 28, 2024	**Jan 29, 2023**	**Jan 30, 2022**
	(In millions)		
Balance at beginning of period	$ 82	$ 46	$ 22
Additions	278	145	40
Utilization	(54)	(109)	(16)
Balance at end of period	$ 306	$ 82	$ 46

In fiscal years 2024 and 2023, the additions in product warranty liabilities primarily related to Compute & Networking segment.

We have provided indemnities for matters such as tax, product, and employee liabilities. We have included intellectual property indemnification provisions in our technology-related agreements with third parties. Maximum potential future payments cannot be estimated because many of these agreements do not have a maximum stated liability. We have not recorded any liability in our Consolidated Financial Statements for such indemnifications.

Litigation

Securities Class Action and Derivative Lawsuits

The plaintiffs in the putative securities class action lawsuit, captioned 4:18-cv-07669-HSG, initially filed on December 21, 2018 in the United States District Court for the Northern District of California, and titled In Re NVIDIA Corporation Securities Litigation, filed an amended complaint on May 13, 2020. The amended complaint asserted that NVIDIA and certain NVIDIA executives violated Section 10(b) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and SEC Rule 10b-5, by making materially false or misleading statements related to channel inventory and the impact of cryptocurrency mining on GPU demand between May 10, 2017 and November 14, 2018. Plaintiffs also alleged that the NVIDIA executives who they named as defendants violated Section 20(a) of the Exchange Act. Plaintiffs sought class certification, an award of unspecified compensatory damages, an award of reasonable costs and expenses, including attorneys' fees and expert fees, and further relief as the Court may deem just and proper. On March 2, 2021, the district court granted NVIDIA's motion to dismiss the complaint without leave to amend, entered judgment in favor of NVIDIA and closed the case. On March 30, 2021, plaintiffs filed an appeal from judgment in the United States Court of Appeals for the Ninth Circuit, case number 21-15604. On August 25, 2023, a majority of a three-judge Ninth Circuit panel affirmed in part and reversed in part the district court's dismissal of the case, with a third judge dissenting on the basis that the district court did not err in dismissing the case. On November 15, 2023, the Ninth Circuit denied NVIDIA's petition for rehearing *en banc* of the Ninth Circuit panel's majority decision to reverse in part the dismissal of the case, which NVIDIA had filed on October 10, 2023. On November 21, 2023, NVIDIA filed a motion with the Ninth Circuit for a stay of the mandate pending NVIDIA's petition for a writ of certiorari in the Supreme Court of the United States and the Supreme Court's resolution of the matter. On December 5, 2023, the Ninth Circuit granted NVIDIA's motion to stay the mandate. NVIDIA's deadline to file a petition for a writ of certiorari is March 4, 2024.

The putative derivative lawsuit pending in the United States District Court for the Northern District of California, captioned 4:19-cv-00341-HSG, initially filed January 18, 2019 and titled In re NVIDIA Corporation Consolidated Derivative Litigation, was stayed pending resolution of the plaintiffs' appeal in the In Re NVIDIA Corporation Securities Litigation action. On February 22, 2022, the court administratively closed the case, but stated that it would reopen the case once the appeal in the In Re NVIDIA Corporation Securities Litigation action is resolved. Following the Ninth Circuit's denial of NVIDIA's petition for rehearing on November 15, 2023, the parties are conferring regarding the next steps in this derivative matter. The lawsuit asserts claims, purportedly on behalf of us, against certain officers and directors of the Company for breach of fiduciary duty, unjust enrichment, waste of corporate assets, and violations of Sections 14(a), 10(b), and 20(a) of the Exchange Act based on the dissemination of allegedly false and misleading statements related to channel inventory and the impact of cryptocurrency mining on GPU demand. The plaintiffs are seeking unspecified damages and other relief, including reforms and improvements to NVIDIA's corporate governance and internal procedures.

The putative derivative actions initially filed September 24, 2019 and pending in the United States District Court for the District of Delaware, Lipchitz v. Huang, et al. (Case No. 1:19-cv-01795-UNA) and Nelson v. Huang, et. al. (Case No. 1:19-cv-01798- UNA), remain stayed pending resolution of the plaintiffs' appeal in the In Re NVIDIA Corporation Securities Litigation action. Following the Ninth Circuit's denial of NVIDIA's petition for rehearing on November 15, 2023, the parties are conferring regarding the next steps in these derivative matters. The lawsuits assert claims, purportedly on behalf of us, against certain officers and directors of the Company for breach of fiduciary duty, unjust enrichment, insider trading, misappropriation of information, corporate waste and violations of Sections 14(a), 10(b), and 20(a) of the Exchange Act based on the dissemination of allegedly false, and misleading statements related to channel inventory and the impact of cryptocurrency mining on GPU demand. The plaintiffs seek unspecified damages and other relief, including disgorgement of profits from the sale of NVIDIA stock and unspecified corporate governance measures.

Another putative derivative action was filed on October 30, 2023 in the Court of Chancery of the State of Delaware, captioned Horanic v. Huang, et al. (Case No. 2023-1096-KSJM). This lawsuit asserts claims, purportedly on behalf of us, against certain officers and directors of the Company for breach of fiduciary duty and insider trading based on the dissemination of allegedly false and misleading statements related to channel inventory and the impact of cryptocurrency mining on GPU demand. The plaintiffs seek unspecified damages and other relief, including disgorgement of profits from the sale of NVIDIA stock and reform of unspecified corporate governance measures. This derivative matter is stayed pending the final resolution of In Re NVIDIA Corporation Securities Litigation action.

Accounting for Loss Contingencies

As of January 28, 2024, we have not recorded any accrual for contingent liabilities associated with the legal proceedings described above based on our belief that liabilities, while possible, are not probable. Further, except as specifically described above, any possible loss or range of loss in these matters cannot be reasonably estimated at this time. We are engaged in legal actions not described above arising in the ordinary course of business and, while there can be no assurance of favorable outcomes, we believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

Note 14 - Income Taxes

The income tax expense (benefit) applicable to income before income taxes consists of the following:

	Year Ended		
	Jan 28, 2024	Jan 29, 2023	Jan 30, 2022
	(In millions)		
Current income taxes:			
Federal	$ 5,710	$ 1,703	$ 482
State	335	46	42
Foreign	502	228	71
Total current	6,547	1,977	595
Deferred income taxes:			
Federal	(2,499)	(2,165)	(420)
State	(206)	—	—
Foreign	216	1	14
Total deferred	(2,489)	(2,164)	(406)
Income tax expense (benefit)	$ 4,058	$ (187)	$ 189

Income before income tax consists of the following:

	Year Ended		
	Jan 28, 2024	Jan 29, 2023	Jan 30, 2022
	(In millions)		
U.S.	$ 29,495	$ 3,477	$ 8,446
Foreign	4,323	704	1,495
Income before income tax	$ 33,818	$ 4,181	$ 9,941

The income tax expense (benefit) differs from the amount computed by applying the U.S. federal statutory rate of 21% to income before income taxes as follows:

	Year Ended					
	Jan 28, 2024		Jan 29, 2023		Jan 30, 2022	
	(In millions, except percentages)					
Tax expense computed at federal statutory rate	$ 7,102	21.0 %	$ 878	21.0 %	$ 2,088	21.0 %
Expense (benefit) resulting from:						
State income taxes, net of federal tax effect	120	0.4 %	50	1.2 %	42	0.4 %
Foreign-derived intangible income	(1,408)	(4.2)%	(739)	(17.7)%	(520)	(5.2)%
Stock-based compensation	(741)	(2.2)%	(309)	(7.4)%	(337)	(3.4)%
Foreign tax rate differential	(467)	(1.4)%	(83)	(2.0)%	(497)	(5.0)%
U.S. federal research and development tax credit	(431)	(1.3)%	(278)	(6.6)%	(289)	(2.9)%
Acquisition termination cost	—	— %	261	6.2 %	—	— %
IP domestication	—	— %	—	— %	(244)	(2.5)%
Other	(117)	(0.3)%	33	0.8 %	(54)	(0.5)%
Income tax expense (benefit)	$ 4,058	12.0 %	$ (187)	(4.5)%	$ 189	1.9 %

The tax effect of temporary differences that gives rise to significant portions of the deferred tax assets and liabilities are presented below:

	Jan 28, 2024	Jan 29, 2023
	(In millions)	
Deferred tax assets:		
Capitalized research and development expenditure	$ 3,376	$ 1,859
GILTI deferred tax assets	1,576	800
Accruals and reserves, not currently deductible for tax purposes	1,121	686
Research and other tax credit carryforwards	936	951
Net operating loss and capital loss carryforwards	439	409
Operating lease liabilities	263	193
Stock-based compensation	106	99
Property, equipment and intangible assets	4	66
Other deferred tax assets	179	91
Gross deferred tax assets	8,000	5,154
Less valuation allowance	(1,552)	(1,484)
Total deferred tax assets	6,448	3,670
Deferred tax liabilities:		
Unremitted earnings of foreign subsidiaries	(502)	(228)
Operating lease assets	(255)	(179)
Acquired intangibles	(74)	(115)
Gross deferred tax liabilities	(831)	(522)
Net deferred tax asset (1)	$ 5,617	$ 3,148

(1) Net deferred tax asset includes long-term deferred tax assets of $6.1 billion and $3.4 billion and long-term deferred tax liabilities of $462 million and $247 million for fiscal years 2024 and 2023, respectively. Long-term deferred tax liabilities are included in other long-term liabilities on our Consolidated Balance Sheets.

As of January 28, 2024, we intend to indefinitely reinvest approximately $1.1 billion and $250 million of cumulative undistributed earnings held by certain subsidiaries in Israel and the United Kingdom, respectively. We have not provided the amount of unrecognized deferred tax liabilities for temporary differences related to these investments as the determination of such amount is not practicable.

As of January 28, 2024 and January 29, 2023, we had a valuation allowance of $1.6 billion and $1.5 billion, respectively, related to capital loss carryforwards, and certain state and other deferred tax assets that management determined are not likely to be realized due, in part, to jurisdictional projections of future taxable income, including capital gains. To the extent realization of the deferred tax assets becomes more-likely-than-not, we would recognize such deferred tax assets as income tax benefits during the period.

As of January 28, 2024, we had U.S. federal, state and foreign net operating loss carryforwards of $315 million, $342 million and $361 million, respectively. The federal and state carryforwards will begin to expire in fiscal years 2026 and 2025, respectively. The foreign net operating loss carryforwards of $361 million may be carried forward indefinitely. As of January 28, 2024, we had federal research tax credit carryforwards of $31 million, before the impact of uncertain tax positions, that will begin to expire in fiscal year 2025. We have state research tax credit carryforwards of $1.6 billion, before the impact of uncertain tax positions. $1.5 billion is attributable to the State of California and may be carried over indefinitely and $75 million is attributable to various other states and will begin to expire in fiscal year 2025. As of January 28, 2024, we had federal capital loss carryforwards of $1.4 billion that will begin to expire in fiscal year 2025.

Our tax attributes remain subject to audit and may be adjusted for changes or modification in tax laws, other authoritative interpretations thereof, or other facts and circumstances. Utilization of tax attributes may also be subject to limitations due to ownership changes and other limitations provided by the Internal Revenue Code and similar state and foreign tax provisions. If any such limitations apply, the tax attributes may expire or be denied before utilization.

A reconciliation of gross unrecognized tax benefits is as follows:

	Jan 28, 2024	Jan 29, 2023	Jan 30, 2022
	(In millions)		
Balance at beginning of period	$ 1,238	$ 1,013	$ 776
Increases in tax positions for current year	616	268	246
Increases in tax positions for prior years	87	1	14
Decreases in tax positions for prior years	(148)	(15)	(4)
Settlements	(104)	(9)	(8)
Lapse in statute of limitations	(19)	(20)	(11)
Balance at end of period	$ 1,670	$ 1,238	$ 1,013

Included in the balance of unrecognized tax benefits as of January 28, 2024 are $1.0 billion of tax benefits that would affect our effective tax rate if recognized.

We classify an unrecognized tax benefit as a current liability, or amount refundable, to the extent that we anticipate payment or receipt of cash for income taxes within one year. The amount is classified as a long-term liability, or reduction of long-term amount refundable, if we anticipate payment or receipt of cash for income taxes during a period beyond a year.

We include interest and penalties related to unrecognized tax benefits as a component of income tax expense. We recognized net interest and penalties related to unrecognized tax benefits in the income tax expense line of our consolidated statements of income of $42 million, $33 million, and $14 million during fiscal years 2024, 2023 and 2022, respectively. As of January 28, 2024 and January 29, 2023, we have accrued $140 million and $95 million, respectively, for the payment of interest and penalties related to unrecognized tax benefits, which is not included as a component of our gross unrecognized tax benefits.

While we believe that we have adequately provided for all tax positions, amounts asserted by tax authorities could be greater or less than our accrued position. Accordingly, our provisions on federal, state and foreign tax-related matters to be recorded in the future may change as revised estimates are made or the underlying matters are settled or otherwise resolved. As of January 28, 2024, we have not identified any positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within the next twelve months.

We are subject to taxation by taxing authorities both in the United States and other countries. As of January 28, 2024, the significant tax jurisdictions that may be subject to examination include the United States for fiscal years after 2020, as well as China, Germany, Hong Kong, India, Israel, Taiwan, and the United Kingdom for fiscal years 2005 through 2023. As of January 28, 2024, the significant tax jurisdictions for which we are currently under examination include Germany, India, Israel, and Taiwan for fiscal years 2005 through 2023.

Note 15 - Shareholders' Equity

Capital Return Program

In August 2023, our Board of Directors approved an increase to our share repurchase program of an additional $25.0 billion, without expiration. During fiscal year 2024, we repurchased 21 million shares of our common stock for $9.7 billion. As of January 28, 2024, we were authorized, subject to certain specifications, to repurchase additional shares of our common stock up to $22.5 billion. From January 29, 2024 through February 16, 2024, we repurchased 2.8 million shares for $1.9 billion pursuant to a Rule 10b5-1 trading plan. Our share repurchase program aims to offset dilution from shares issued to employees. We may pursue additional share repurchases as we weigh market factors and other investment opportunities.

During fiscal years 2024, 2023, and 2022, we paid $395 million, $398 million, and $399 million in cash dividends to our shareholders, respectively. Our cash dividend program and the payment of future cash dividends under that program are subject to our Board of Directors' continuing determination that the dividend program and the declaration of dividends thereunder are in the best interests of our shareholders.

In fiscal year 2022, we retired our existing 349 million treasury shares. These shares assumed the status of authorized and unissued shares upon retirement. The excess of repurchase price over par value was allocated between additional paid-in capital and retained earnings, resulting in a reduction in additional paid-in capital by $20 million and retained earnings by $12.0 billion. Any future repurchased shares will assume the status of authorized and unissued shares.

Note 16 - Employee Retirement Plans

We provide tax-qualified defined contribution plans to eligible employees in the U.S. and certain other countries. Our contribution expense for fiscal years 2024, 2023, and 2022 was $255 million, $227 million, and $168 million, respectively.

Note 17 - Segment Information

Our Chief Executive Officer, who is considered to be our chief operating decision maker, or CODM, reviews financial information presented on an operating segment basis for purposes of making decisions and assessing financial performance.

The Compute & Networking segment includes our Data Center accelerated computing platform; networking; automotive artificial intelligence, or AI, Cockpit, autonomous driving development agreements, and autonomous vehicle solutions; electric vehicle computing platforms; Jetson for robotics and other embedded platforms; NVIDIA AI Enterprise and other software; and DGX Cloud.

The Graphics segment includes GeForce GPUs for gaming and PCs, the GeForce NOW game streaming service and related infrastructure, and solutions for gaming platforms; Quadro/NVIDIA RTX GPUs for enterprise workstation graphics; virtual GPU software for cloud-based visual and virtual computing; automotive platforms for infotainment systems; and Omniverse Enterprise software for building and operating 3D internet applications.

Operating results by segment include costs or expenses that are directly attributable to each segment, and costs or expenses that are leveraged across our unified architecture and therefore allocated between our two segments.

The "All Other" category includes the expenses that our CODM does not assign to either Compute & Networking or Graphics for purposes of making operating decisions or assessing financial performance. The expenses include stock-based compensation expense, corporate infrastructure and support costs, acquisition-related and other costs, intellectual property related, or IP-related costs, acquisition termination cost, and other non-recurring charges and benefits that our CODM deems to be enterprise in nature.

Our CODM does not review any information regarding total assets on a reportable segment basis. Depreciation and amortization expense directly attributable to each reportable segment is included in operating results for each segment. However, our CODM does not evaluate depreciation and amortization expense by operating segment and, therefore, it is not separately presented. There is no intersegment revenue. The accounting policies for segment reporting are the same as for our consolidated financial statements. The table below presents details of our reportable segments and the "All Other" category.

	Compute & Networking	Graphics	All Other	Consolidated
		(In millions)		
Year Ended Jan 28, 2024:				
Revenue	$ 47,405	$ 13,517	$ —	$ 60,922
Operating income (loss)	$ 32,016	$ 5,846	$ (4,890)	$ 32,972
Year Ended Jan 29, 2023:				
Revenue	$ 15,068	$ 11,906	$ —	$ 26,974
Operating income (loss)	$ 5,083	$ 4,552	$ (5,411)	$ 4,224
Year Ended Jan 30, 2022:				
Revenue	$ 11,046	$ 15,868	$ —	$ 26,914
Operating income (loss)	$ 4,598	$ 8,492	$ (3,049)	$ 10,041

	Year Ended		
	Jan 28, 2024	Jan 29, 2023	Jan 30, 2022
	(In millions)		
Reconciling items included in "All Other" category:			
Stock-based compensation expense	$ (3,549)	$ (2,710)	$ (2,004)
Unallocated cost of revenue and operating expenses	(728)	(595)	(399)
Acquisition-related and other costs	(583)	(674)	(636)
IP-related and legal settlement costs	(40)	(23)	(10)
Restructuring costs and other	—	(54)	—
Acquisition termination cost	—	(1,353)	—
Other	10	(2)	—
Total	$ (4,890)	$ (5,411)	$ (3,049)

Revenue by geographic areas is designated based upon the billing location of the customer. End customer location may be different than our customer's billing location. Revenue by geographic areas was as follows:

	Year Ended		
	Jan 28, 2024	Jan 29, 2023	Jan 30, 2022
Revenue:	(In millions)		
United States	$ 26,966	$ 8,292	$ 4,349
Taiwan	13,405	6,986	8,544
China (including Hong Kong)	10,306	5,785	7,111
Other countries	10,245	5,911	6,910
Total revenue	$ 60,922	$ 26,974	$ 26,914

Revenue from sales to customers outside of the United States accounted for 56%, 69%, and 84% of total revenue for fiscal years 2024, 2023, and 2022, respectively. The increase in revenue to the United States for fiscal year 2024 was primarily due to higher U.S.-based Compute & Networking segment demand.

Sales to one customer represented 13% of total revenue for fiscal year 2024, which was attributable to the Compute & Networking segment. No customer represented 10% or more of total revenue for fiscal years 2023 and 2022.

The following table summarizes information pertaining to our revenue by each of the specialized markets we serve:

	Year Ended		
	Jan 28, 2024	Jan 29, 2023	Jan 30, 2022
Revenue:	(In millions)		
Data Center	$ 47,525	$ 15,005	$ 10,613
Gaming	10,447	9,067	12,462
Professional Visualization	1,553	1,544	2,111
Automotive	1,091	903	566
OEM and Other	306	455	1,162
Total revenue	$ 60,922	$ 26,974	$ 26,914

The following table presents summarized information for long-lived assets by country. Long-lived assets consist of property and equipment and exclude other assets, operating lease assets, goodwill, and intangible assets.

	Jan 28, 2024	Jan 29, 2023
Long-lived assets:	(In millions)	
United States	$ 2,595	$ 2,587
Taiwan	773	702
Israel	325	283
Other countries	221	235
Total long-lived assets	$ 3,914	$ 3,807

NVIDIA Corporation and Subsidiaries
Schedule II – Valuation and Qualifying Accounts

Description	Balance at Beginning of Period	Additions	Deductions	Balance at End of Period
		(In millions)		
Fiscal year 2024				
Allowance for doubtful accounts	$ 4	$ — (1)	$ — (1)	$ 4
Sales return allowance	$ 26	$ 213 (2)	$ (130) (4)	$ 109
Deferred tax valuation allowance	$ 1,484	$ 162 (3)	$ (94) (3)	$ 1,552
Fiscal year 2023				
Allowance for doubtful accounts	$ 4	$ — (1)	$ — (1)	$ 4
Sales return allowance	$ 13	$ 104 (2)	$ (91) (4)	$ 26
Deferred tax valuation allowance	$ 907	$ 577 (3)	$ —	$ 1,484
Fiscal year 2022				
Allowance for doubtful accounts	$ 4	$ — (1)	$ — (1)	$ 4
Sales return allowance	$ 17	$ 19 (2)	$ (23) (4)	$ 13
Deferred tax valuation allowance	$ 728	$ 179 (3)	$ —	$ 907

(1) Additions represent either expense or acquired balances and deductions represent write-offs.

(2) Additions represent estimated product returns charged as a reduction to revenue or an acquired balance.

(3) Additional valuation allowance on deferred tax assets not likely to be realized. Additions represent additional valuation allowance on capital loss carryforwards, and certain state and other deferred tax assets. Deductions represent the release of valuation allowance on certain state deferred tax assets. Refer to Note 14 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Annual Report on Form 10-K for additional information.

(4) Represents sales returns.

Exhibit Index

Exhibit No.	Exhibit Description	Incorporated by Reference Schedule/ Form	Incorporated by Reference Exhibit	Filing Date
2.1	Agreement and Plan of Merger, dated March 10, 2019, by and among NVIDIA Corporation, NVIDIA International Holdings Inc., Mellanox Technologies Ltd. and Teal Barvaz Ltd.	8-K	2.1	3/11/2019
2.2^	Share Purchase Agreement, dated September 13, 2020, by and among NVIDIA, NVIDIA Holdings, Arm, SoftBank, and Vision Fund	8-K	2.1	9/14/2020
3.1	Restated Certificate of Incorporation	10-K	3.1	3/18/2022
3.2	Amendment to Restated Certificate of Incorporation of NVIDIA Corporation	8-K	3.1	6/6/2022
3.3	Bylaws of NVIDIA Corporation, Amended and Restated as of March 2, 2023	8-K	3.1	3/8/2023
4.1	Reference is made to Exhibits 3.1, 3.2 and 3.3			
4.2	Specimen Stock Certificate	S-1/A	4.2	4/24/1998
4.3	Indenture, dated as of September 16, 2016, by and between the Company and Computershare Trust Company, N.A., as successor to Wells Fargo Bank, National Association, as Trustee	8-K	4.1	9/16/2016
4.4	Officers' Certificate, dated as of September 16, 2016	8-K	4.2	9/16/2016
4.5	Form of 2026 Note	8-K	Annex B-1 to Exhibit 4.2	9/16/2016
4.6	Description of Securities	10-K	4.6	2/24/2023
4.7	Officers' Certificate, dated as of March 31, 2020	8-K	4.2	3/31/2020
4.8	Form of 2030 Note	8-K	Annex A-1 to Exhibit 4.2	3/31/2020
4.9	Form of 2040 Note	8-K	Annex B-1 to Exhibit 4.2	3/31/2020
4.10	Form of 2050 Note	8-K	Annex C-1 to Exhibit 4.2	3/31/2020
4.11	Form of 2060 Note	8-K	Annex D-1 to Exhibit 4.2	3/31/2020
4.12	Officers' Certificate, dated as of June 16, 2021	8-K	4.2	6/16/2021
4.13	Form of 2023 Note	8-K	Annex A-1 to Exhibit 4.2	6/16/2021
4.14	Form of 2024 Note	8-K	Annex B-1 to Exhibit 4.2	6/16/2021
4.15	Form of 2028 Note	8-K	Annex C-1 to Exhibit 4.2	6/16/2021
4.16	Form of 2031 Note	8-K	Annex D-1 to Exhibit 4.2	6/16/2021
10.1	Form of Indemnity Agreement between NVIDIA Corporation and each of its directors and officers	8-K	10.1	3/7/2006
10.2+	Amended and Restated 2007 Equity Incentive Plan	10-K	10.2	2/24/2023
10.3+	Amended and Restated 2007 Equity Incentive Plan - Non-Employee Director Deferred Restricted Stock Unit Grant Notice and Deferred Restricted Stock Unit Agreement (2016)	10-K	10.26	3/12/2015
10.4+	Amended and Restated 2007 Equity Incentive Plan - Non-Employee Director Restricted Stock Unit Grant Notice and Restricted Stock Unit Agreement (2016)	10-K	10.27	3/12/2015
10.5+	Amended and Restated 2007 Equity Incentive Plan - Global Performance-Based Restricted Stock Unit Grant Notice and Performance-Based Restricted Stock Unit Agreement (2019)	8-K	10.1	3/11/2019
10.6+	Amended and Restated 2007 Equity Incentive Plan – Global Restricted Stock Unit Grant Notice and Global Restricted Stock Unit Agreement (2020)	10-Q	10.2	5/21/2020

10.7+	[Amended and Restated 2007 Equity Incentive Plan – Global Restricted Stock Unit Grant Notice and Global Restricted Stock Unit Agreement (2021)](#)	10-Q	10.2	5/26/2021
10.8+	[Amended and Restated 2007 Equity Incentive Plan – Global Restricted Stock Unit Grant Notice and Global Restricted Stock Unit Agreement (2022)](#)	10-K	10.16	3/18/2022
10.9+	[Amended and Restated 2007 Equity Incentive Plan – Global Restricted Stock Unit Grant Notice and Global Restricted Stock Unit Agreement (2023)](#)	10-K	10.14	2/24/2023
10.10+	[Amended and Restated 2012 Employee Stock Purchase Plan](#)	10-Q	10.2	8/20/2021
10.11+	[Variable Compensation Plan - Fiscal Year 2023](#)	8-K	10.1	3/9/2022
10.12+	[Variable Compensation Plan - Fiscal Year 2024](#)	8-K	10.1	3/8/2023
10.13	[Form of Commercial Paper Dealer Agreement between NVIDIA Corporation, as Issuer, and the Dealer party thereto](#)	8-K	10.1	12/15/2017
21.1*	[Subsidiaries of Registrant](#)			
23.1*	[Consent of PricewaterhouseCoopers LLP](#)			
24.1*	[Power of Attorney (included in signature page)](#)			
31.1*	[Certification of Chief Executive Officer as required by Rule 13a-14(a) of the Securities Exchange Act of 1934](#)			
31.2*	[Certification of Chief Financial Officer as required by Rule 13a-14(a) of the Securities Exchange Act of 1934](#)			
32.1#*	[Certification of Chief Executive Officer as required by Rule 13a-14(b) of the Securities Exchange Act of 1934](#)			
32.2#*	[Certification of Chief Financial Officer as required by Rule 13a-14(b) of the Securities Exchange Act of 1934](#)			
97.1+*	[Compensation Recovery Policy, as amended and restated November 30, 2023](#)			
101.INS*	XBRL Instance Document			
101.SCH*	XBRL Taxonomy Extension Schema Document			
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document			
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document			
101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document			
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document			
104	Cover Page Interactive Data File - the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document			

* Filed herewith.

\+ Management contract or compensatory plan or arrangement.

\# In accordance with Item 601(b)(32)(ii) of Regulation S-K and SEC Release Nos. 33-8238 and 34-47986, Final Rule: Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, the certifications furnished in Exhibits 32.1 and 32.2 hereto are deemed to accompany this Annual Report on Form 10-K and will not be deemed "filed" for purpose of Section 18 of the Exchange Act. Such certifications will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

^ Certain exhibits and schedules have been omitted in accordance with Regulation S-K Item 601(a)(5).

Copies of above exhibits not contained herein are available to any shareholder upon written request to:
Investor Relations: NVIDIA Corporation, 2788 San Tomas Expressway, Santa Clara, CA 95051

Item 16. Form 10-K Summary

Not Applicable.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 21, 2024.

NVIDIA Corporation

By: /s/ Jen-Hsun Huang

Jen-Hsun Huang
President and Chief Executive Officer

Power of Attorney

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jen-Hsun Huang and Colette M. Kress, and each or any one of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-facts and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ JEN-HSUN HUANG Jen-Hsun Huang	President, Chief Executive Officer and Director (Principal Executive Officer)	**February 21, 2024**
/s/ COLETTE M. KRESS Colette M. Kress	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	**February 21, 2024**
/s/ DONALD ROBERTSON Donald Robertson	Vice President and Chief Accounting Officer (Principal Accounting Officer)	**February 21, 2024**
/s/ ROBERT BURGESS Robert Burgess	Director	**February 21, 2024**
/s/ TENCH COXE Tench Coxe	Director	**February 21, 2024**
/s/ JOHN O. DABIRI John O. Dabiri	Director	**February 21, 2024**
/s/ PERSIS DRELL Persis Drell	Director	**February 21, 2024**
/s/ DAWN HUDSON Dawn Hudson	Director	**February 21, 2024**
/s/ HARVEY C. JONES Harvey C. Jones	Director	**February 21, 2024**
/s/ MELISSA B. LORA Melissa B. Lora	Director	**February 21, 2024**
/s/ MICHAEL MCCAFFERY Michael McCaffery	Director	**February 21, 2024**
/s/ STEPHEN C. NEAL Stephen C. Neal	Director	**February 21, 2024**
/s/ MARK L. PERRY Mark L. Perry	Director	**February 21, 2024**
/s/ A. BROOKE SEAWELL A. Brooke Seawell	Director	**February 21, 2024**
/s/ AARTI SHAH Aarti Shah	Director	**February 21, 2024**
/s/ MARK STEVENS Mark Stevens	Director	**February 21, 2024**

Corporate Information

Board Of Directors

Jensen Huang
Founder, President, and
Chief Executive Officer
NVIDIA Corporation

Robert K. Burgess
Independent Consultant

Tench Coxe
Former Managing Director
Sutter Hill Ventures

John O. Dabiri
Centennial Professor of Aeronautics
and Mechanical Engineering
California Institute of Technology

Persis S. Drell
Professor of Materials Science
and Engineering and Physics,
and Former Provost
Stanford University

Dawn Hudson
Former Chief Marketing Officer
National Football League

Harvey C. Jones
Managing Partner
Square Wave Ventures

Melissa B. Lora
Former President
Taco Bell International

Michael G. McCaffery
Chairman of the Board of Directors
Makena Capital Management

Stephen C. Neal (Lead Director)
Chairman Emeritus and Senior Counsel
Cooley LLP

Mark L. Perry
Independent Consultant and Director

A. Brooke Seawell
Venture Partner
New Enterprise Associates

Aarti Shah
Former Senior Vice President and
Chief Information and Digital Officer

Eli Lilly and Company

Mark A. Stevens
Managing Partner
S-Cubed Capital

Founders

Jensen Huang
Founder, President, and
Chief Executive Officer

Chris A. Malachowsky
Founder and NVIDIA Fellow

Executive Team

Colette M. Kress
Executive Vice President and
Chief Financial Officer

Jay Puri
Executive Vice President
Worldwide Field Operations

Debora Shoquist
Executive Vice President
Operations

Timothy S. Teter
Executive Vice President
General Counsel and Secretary

Independent Accountants

PricewaterhouseCoopers LLP
488 Almaden Boulevard, Suite 1800
San Jose, California 95110

General Legal Counsel

Cooley LLP
3175 Hanover Street
Palo Alto, California 94304

Transfer Agent And Registrar

Computershare
P.O Box 43006
Providence, Rhode Island 02940
www.computershare.com/investor

Annual Meeting

June 26, 2024, at 09:00 a.m. PDT

Online at:
**www.virtualshareholder
meeting.com/NVDA2024**

Form 10-K

A copy of NVIDIA's Form 10-K filed
with the SEC will be made available
to all shareholders at no charge.

The Form 10-K also can be accessed
through the SEC website at
www.sec.gov, or through NVIDIA's
Investor Relations website at
investor.nvidia.com.

To receive a copy by mail
please contact:

Investor Relations
NVIDIA Corporation
2788 San Tomas Expressway
Santa Clara, California 95051
shareholdermeeting@nvidia.com



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